As filed with the Securities and Exchange Commission on October 14, 1997.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-14

                                                            ----
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    /_X__/
                                                            ----
         Pre-Effective Amendment No. __                    /____/
                                                            ----
         Post-Effective Amendment No. ___                  /____/

                        (Check appropriate box or boxes)

                          JOHN HANCOCK INVESTMENT TRUST
--------------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)

             101 Huntington Avenue, Boston, Massachusetts 02199-7603
--------------------------------------------------------------------------------
                (Address of principal executive office) Zip Code

                                 (617) 375-1700
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, including Area Code)

                              Susan S. Newton, Esq.
                           John Hancock Advisers, Inc.
                              101 Huntington Avenue
                                Boston, MA 02199
--------------------------------------------------------------------------------
                     (Name and address of agent for service)


Approximate Date of Proposed Public Offering: As soon as practicable after the effectiveness of the registration statement.

No filing fee is required because an indefinite number of shares has previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. This Registration Statement relates to shares previously registered on Form N-1A (File Nos. 2-10156 and 811-0560).

It is proposed that this filing will become effective on September 13, 1997 pursuant to Rule 488 under the Securities Act of 1933.

                          JOHN HANCOCK INVESTMENT TRUST

                              CROSS-REFERENCE SHEET

                           Items Required by Form N-14

PART A
------

Item No.                   Item Caption                                         Prospectus Caption
--------                   ------------                                         ------------------
   1.                      Beginning of Registration                            COVER PAGE OF REGISTRATION
                           Statement and Outside Front                          STATEMENT; FRONT COVER PAGE OF
                           Cover Page of Prospectus                             PROSPECTUS

   2.                      Beginning and Outside Back                           TABLE OF CONTENTS
                           Cover Page of Prospectus

   3.                      Synopsis and Risk Factors                            SUMMARY; INVESTMENT RISKS

   4.                      Information About the                                INTRODUCTION; SUMMARY; INVESTMENT
                                                                                RISKS; INFORMATION CONCERNING THE
                           Transaction                                          MEETING; PROPOSAL TO APPROVE THE
                                                                                AGREEMENT AND PLAN OF REORGANIZATION;
                                                                                CAPITALIZATION

   5.                      Information About the                                PROSPECTUS COVER PAGE; INTRODUCTION;
                           Registrant                                           SUMMARY; ADDITIONAL INFORMATION
                                                                                ABOUT THE FUNDS' BUSINESSES

   6.                      Information About the                                PROSPECTUS COVER PAGE; INTRODUCTION;
                           Company Being Acquired                               SUMMARY; ADDITIONAL INFORMATION
                                                                                ABOUT THE FUNDS' BUSINESSES

   7.                      Voting Information                                   PROSPECTUS COVER PAGE; NOTICE OF
                                                                                SPECIAL MEETING OF SHAREHOLDERS;
                                                                                SUMMARY; INFORMATION CONCERNING
                                                                                THE MEETING; VOTING RIGHTS AND
                                                                                REQUIRED VOTE

   8.                      Interest of Certain Persons                          EXPERTS
                           and Experts

   9.                      Additional Information                               NOT APPLICABLE
                           Required for Reoffering by
                           Persons Deemed to be
                           Underwriters


PART B
------
                                                                                Caption in Statement of
Item No.                   Item Caption                                         Additional Information
--------                   ------------                                         ----------------------

  10.                      Cover Page                                           COVER PAGE

  11.                      Table of Contents                                    TABLE OF CONTENTS

  12.                      Additional Information                               ADDITIONAL INFORMATION ABOUT
                           About the Registrant                                 GROWTH AND INCOME FUND

  13.                      Additional Information About                         ADDITIONAL INFORMATION ABOUT
                           the Company Being Acquired                           UTILITIES FUND

  14.                      Financial Statements                                 ADDITIONAL INFORMATION ABOUT
                                                                                GROWTH AND INCOME FUND; ADDITIONAL
                                                                                INFORMATION ABOUT UTILITIES FUND;
                                                                                PRO FORMA COMBINED FINANCIAL STATEMENTS
PART C
------

Item No.               Item Caption
--------               ------------

  15.                      Indemnification                                      INDEMNIFICATION

  16.                      Exhibits                                             EXHIBITS

  17.                      Undertakings                                         UNDERTAKINGS


                                                       September 22, 1997



Dear Fellow Shareholder:

I am writing to ask for your vote on an important matter that will affect your investment in the John Hancock Utilities Fund.

Since its inception in February 1994, your Fund has been managed to be a relatively conservative stock mutual fund, seeking growth and income in historically lower-risk, dividend-paying utilities stocks. Recent consolidation and deregulation trends in the public utility industries, however, have increased the volatility of this sector considerably. Often thought of as a "safe haven" for conservative stock investors seeking income, utilities stocks have become more appropriate for more aggressive investors.

Considering these recent fundamental changes to the public utilities sector and your Fund's specialized investment focus, your Fund's Trustees are concerned that the Fund's consistent returns and relatively low volatility will be hard to maintain in the future. Accordingly, your Trustees are recommending the merger of your Fund into the John Hancock Growth and Income Fund, another growth and income fund with a broader investment approach. The Growth and Income Fund offers you the opportunity to participate in a wide range of investment opportunities, often including utilities stocks, while seeking the highest total return that is consistent with reasonable safety of capital. The Growth and Income Fund also offers you a larger asset base, which can help protect your investment through greater diversification.

This proposed merger has been unanimously approved by your Fund's Board of Trustees, who believe it will benefit you and your fellow shareholders. The proposed merger is detailed in the enclosed proxy statement and summarized in the questions and answers on the following page. I suggest you read both thoroughly before voting.

Your Vote Makes a Difference!
No matter what the size of your investment may be, your vote is important. I urge you to review the enclosed materials and to complete, sign and return the enclosed proxy ballot to us immediately. Your prompt response will help avoid the need for additional mailings at your Fund's expense. For your convenience, we have provided a postage-paid envelope.

If you have any questions or need additional information, please call your investment professional or your Customer Service Representative at 1-800-225-5291, Monday through Friday between 8:00 A.M. and 8:00 P.M. Eastern Time. I thank you for your prompt vote on this matter.


                                                       Sincerely,



                                                       Edward J. Boudreau, Jr.
                                                       Chairman and CEO

Q: What has changed in the utilities industry?

A: The utilities industry's new landscape involves increased consolidation and competition, which could create significant and uncharacteristic volatility for utilities stocks. This volatility exceeds the risk parameters of your Fund. Recent legislative changes have decreased the amount of regulation in the utilities sector, making it more feasible for mergers and acquisitions to occur. As utilities companies begin to respond to this deregulation, the performance of utilities stocks is expected to be change significantly. Historically these stocks have been considered "safe haven" investments for conservative investors, but we can no longer assume these stocks will deliver their typical consistent income and stable growth in the future.

Q: What are the benefits of merging the Utilities Fund into the Growth and Income Fund?

A: As you know, your Fund is limited only to investments in the public utility sector. The Growth and Income Fund, on the other hand, invests in stocks of companies from a wide range of industries, including utilities stocks. As a Growth and Income Fund shareholder, you can continue to participate in the utilities sector while opening your portfolio to a broad range of opportunities in other industries. This diversification will provide you with access to many more investment opportunities, while making your investment less dependent upon the success of one sector.

Q: How has the Growth and Income Fund performed?

A: Although past performance does not necessarily guarantee future results, the Growth and Income Fund has been a steady performer over its more than 48-year history. The Growth and Income Fund is ranked #24 our of 547 funds in Lipper Analytical Services, Inc.'s Growth & Income funds category over the past year as of June 30, 1997.* Its Class A shares have posted average annual total returns of 15.08% over the past year, 12.54% over the past five years and 11.00% over the past ten years at public offering price as of June 30, 1997. Since the Fund's Class B shares were first offered to the public on August 22, 1991, they have compiled an average annual total return of 12.65%, including 12.57% over the past five years and 15.27% over the past year.** To review the Growth and Income Fund in greater detail, please refer to the John Hancock Growth and Income Funds prospectus and the Growth and Income Fund's most recent annual and semi-annual reports, all of which are enclosed.

Q: What is the Growth and Income Fund's strategy?

A: The Growth and Income Fund seeks the highest total return that is consistent with reasonable safety of capital. The Fund will typically invest in a wide array of industries including the utilities sector, seeking stocks that are selling below what the management team estimates to be their actual value.

Q: How do I vote?

A: Most shareholders typically vote by completing, signing and returning the enclosed proxy card using the postage-paid envelope provided. If you prefer to vote in person, you are cordially invited to attend a meeting of shareholders of your Fund, which will be held at 9:00 A.M. on November 12, 1997 at our 101 Huntington Avenue headquarters in Boston, Massachusetts. If you vote now, you will help avoid further solicitations at your Fund's expense.

Q: How will the merger happen?

A: If the merger is approved, your Utilities Fund shares will be converted to Growth and Income Fund shares, using the Funds' net asset value share prices excluding sales charges, as of the close of trading on December 5, 1997. This conversion will not affect the total dollar value of your investment.

Q: Will the merger have tax consequences?

A: Although taxable dividends and capital gains will be paid prior to the merger, the merger itself is a non-taxable event and does not need to be reported on your 1997 tax return.


*This ranking is based on the year-to-date total return for the period ending June 30, 1997. Ranking applies to Class A shares only, and does not account for sales charges. The Fund is ranked 117 out of 216 for the five-year period, and 48 out of 127 for the ten-year period.
**Performance figures assume all distributions are reinvested and reflect a maximum sales charge on Class A shares of 5% and the applicable contingent deferred sales charge on Class B shares. The CDSC declines annually between years 1-6 according to the following schedule: 5, 4, 3, 3, 2, 1% . No sales charge will be assessed after the sixth year. The return and principal value of any mutual fund investment will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost.

                          JOHN HANCOCK UTILITIES FUND
                   (a series of John Hancock Capital Series)
                             101 Huntington Avenue
                                Boston, MA 02199

                       NOTICE OF MEETING OF SHAREHOLDERS
                        SCHEDULED FOR NOVEMBER 12, 1997

This is the formal agenda for your fund's shareholder meeting. It tells you what matters will be voted on and the time and place of the meeting, in case you want to attend in person.

To the shareholders of John Hancock Utilities Fund:

A meeting of shareholders of your fund will be held at 101 Huntington Avenue, Boston, Massachusetts on Wednesday, November 12, 1997 at 9:00 a.m., Eastern Time, to consider the following:

1. A proposal to approve an Agreement and Plan of Reorganization between your fund and John Hancock Growth and Income Fund. Under this Agreement your fund would transfer all of its assets to Growth and Income Fund in exchange for shares of Growth and Income Fund. These shares would be distributed proportionately to you and the other shareholders of your fund. Growth and Income Fund would also assume your fund's liabilities. Your board of trustees recommends that you vote FOR this proposal.

2.       Any other business that may properly come before the meeting.

Shareholders of record as of the close of business on September 17, 1997 are entitled to vote at the meeting and any related follow-up meetings.

Whether or not you expect to attend the meeting, please complete and return the enclosed proxy card. If shareholders do not return their proxies in sufficient numbers, your fund will incur the cost of extra solicitations, which is indirectly borne by you and other shareholders.

                                        By order of the board of trustees,
                                        Susan S. Newton
                                        Secretary

September 22, 1997
410PX 9/97

                               PROXY STATEMENT OF
                          JOHN HANCOCK UTILITIES FUND
                   (a series of John Hancock Capital Series)

                                 PROSPECTUS FOR
                         CLASS A AND CLASS B SHARES OF
                      JOHN HANCOCK GROWTH AND INCOME FUND
                  (a series of John Hancock Investment Trust)

This proxy statement and prospectus contains the information you should know before voting on the proposed reorganization of your fund into John Hancock Growth and Income Fund. Please read it carefully and retain it for future reference.

How the Reorganization Will Work

         o Your fund will transfer all of its assets to Growth and Income Fund. Growth and Income Fund will assume your fund's liabilities.

         o Growth and Income Fund will issue to your fund Class A shares in an amount equal to the value of your fund's Class A shares. These shares will be distributed to your fund's Class A shareholders in proportion to their holdings on the reorganization date.

         o Growth and Income Fund will issue to your fund Class B shares in an amount equal to the value of your fund's Class B shares. These shares will be distributed to your fund's Class B shareholders in proportion to their holdings on the reorganization date.

         o        The reorganization will be tax-free.

         o Your fund will be liquidated and you will become a shareholder of Growth and Income Fund.

Shares of Growth and Income Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other depository institution. These shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Shares of Growth and Income Fund have not been approved or disapproved by the Securities and Exchange Commission. The Securities and Exchange Commission has not passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Why Your Fund's Trustees are Recommending the Reorganization

The trustees of your fund believe that reorganizing your fund into a larger fund with similar investment policies would enable the shareholders of your fund to benefit from increased diversification, the ability to achieve better net prices on securities trades and economies of scale that could contribute to a lower expense ratio. Therefore, the trustees recommend that your fund's shareholders vote FOR the reorganization.

--------------------------------------------------------------------------------
Investment Objectives
------------------- ------------------------------ -----------------------------
                              Utilities                  Growth and Income
------------------- ------------------------------ -----------------------------
Investment          Current income and, to the     Highest total return
objective.          extent consistent with this    (capital appreciation plus
                    goal, growth of income and     current income) that is
                    long-term growth of capital.   consistent with reasonable
                                                   safety of capital.
------------------- ------------------------------ -----------------------------

--------------------------------------------------------------------------------
Where to Get More Information
----------------------------------------- --------------------------------------
Prospectus of your fund and Growth and    In the same envelope as this proxy
Income Fund dated 5/1/97.                 statement and prospectus.
                                          Incorporated  by  reference  into this
                                          proxy statement and prospectus.
-----------------------------------------
Growth and Income Fund's annual and
semi-annual reports to shareholders.
----------------------------------------- --------------------------------------
Your fund's annual and semi-annual        On file with the Securities and
reports to shareholders.                  Exchange Commission ("SEC") and
                                          available at no charge by calling
                                          1-800-225-5291.  Incorporated by
                                          reference into this proxy statement
                                          and prospectus.
-----------------------------------------
A statement of additional information
dated 9/22/97.  It contains additional
information about your fund and Growth
and Income Fund.
----------------------------------------- --------------------------------------
To ask questions about this proxy         Call our toll-free telephone
statement and prospectus.                 number: 1-800-225-5291
----------------------------------------- --------------------------------------


     The date of this proxy statement and prospectus is September 22, 1997.

                               TABLE OF CONTENTS


                                                             Page

INTRODUCTION                                                   5
SUMMARY                                                        5
INVESTMENT RISKS                                              17
PROPOSAL TO APPROVE AGREEMENT
 AND PLAN OF REORGANIZATION                                   18
CAPITALIZATION                                                26
ADDITIONAL INFORMATION ABOUT
 THE FUNDS' BUSINESSES                                        27
BOARDS' EVALUATION AND RECOMMENDATION                         27
VOTING RIGHTS AND REQUIRED VOTE                               28
INFORMATION CONCERNING THE MEETING                            29
OWNERSHIP OF SHARES OF THE FUNDS                              31
EXPERTS                                                       32
AVAILABLE INFORMATION                                         32

                                    EXHIBITS

A - Agreement and Plan of Reorganization between John Hancock Utilities Fund and John Hancock Growth and Income Fund (attached to this document).

                                  INTRODUCTION

This proxy statement and prospectus is being used by the board of trustees of your fund to solicit proxies to be voted at a special meeting of shareholders of your fund. This meeting will be held at 101 Huntington Avenue, Boston, Massachusetts on Wednesday, November 12, 1997 at 9:00 a.m., Eastern Time. The purpose of the meeting is to consider a proposal to approve an Agreement and Plan of Reorganization providing for the reorganization of your fund into John Hancock Growth and Income Fund. This proxy statement and prospectus is being mailed to your fund's shareholders on or about September 22, 1997.

Who is Eligible to Vote?

Shareholders of record on September 17, 1997 are entitled to attend and vote at the meeting or any adjourned meeting. Each share is entitled to one vote. Shares represented by properly executed proxies, unless revoked before or at the meeting, will be voted according to shareholders' instructions. If you sign a proxy, but do not fill in a vote, your shares will be voted to approve the Agreement and Plan of Reorganization. If any other business comes before the meeting, your shares will be voted at the discretion of the persons named as proxies.

                                    SUMMARY

The following is a summary of more complete information appearing later in this proxy statement. You should read the entire proxy statement, Exhibit A and the enclosed documents carefully because they contain details that are not in the summary.

Comparison of Utilities Fund to Growth and Income Fund

------------------- ------------------------------ -----------------------------
                              Utilities                  Growth and Income
------------------- ------------------------------ -----------------------------
Business:           Your fund is a diversified     Growth and Income Fund is a
                    series of John Hancock         diversified series of John
                    Capital Series. The trust is   Hancock Investment Trust.
                    an open-end investment         The trust is an open-end
                    company organized as a         investment company organized
                    Massachusetts business         as a Massachusetts business
                    trust.                         trust.
------------------- ------------------------------ -----------------------------
Net assets as of    $67.0 million.                 $427.2 million.
June 30, 1997:
------------------- ------------------------------ -----------------------------
Investment          Your fund's investment         Growth and Income Fund's
adviser and         adviser is John Hancock        investment adviser is John
portfolio           Advisers, Inc. Gregory K.      Hancock Advisers, Inc.
managers:           Phelps, leader of your         Timothy E. Keefe, CFA, has
                    fund's portfolio management    been the leader of Growth
                    team since April 1996, is a    and Income Fund's portfolio
                    vice president of the          management team since
                    adviser.  Mr. Phelps joined    joining John Hancock Funds
                    John Hancock Funds in          in July 1996.  He is a
                    January 1995 and has been in   senior vice president of the
                    the investment business        adviser and has been in the
                    since 1981.                    investment business since
                                                   1987.
------------------- ------------------------------ -----------------------------
Investment          Current income and, to the     Highest total return
objective:          extent consistent with this    (capital appreciation plus
                    goal, growth of income and     current income) that is
                    long-term growth of            consistent with reasonable
                    capital.  This objective can   safety of capital.  Growth
                    be changed without             and Income Fund's objective
                    shareholder approval.          can be changed without
                                                   shareholder approval.
------------------- ------------------------------ -----------------------------

------------------- ------------------------------ -----------------------------
                              Utilities                  Growth and Income
------------------- ------------------------------ -----------------------------
Primary             At least 65% of assets in      Growth and Income Fund
investments:        common stocks, warrants,       invests primarily in common
                    preferred stocks and           stocks, but may invest in
                    convertible securities of      most types of securities,
                    U.S. and foreign public        including common and
                    utility companies, such as     preferred stocks, warrants
                    those whose principal          and convertible securities;
                    business involves the          U.S. Government and agency
                    generation, handling or sale   debt securities including
                    of electricity, natural gas,   mortgage- backed securities;
                    water, waste management        corporate bonds, notes and
                    services or non-broadcast      other debt obligations of
                    telecommunications             any maturity.
                    services.  Your fund may
                    invest in other industries
                    if fund management believes
                    it would help the fund
                    achieve its investment
                    objective.
------------------- ------------------------------ -----------------------------
Investments in      Your fund may invest up to     Growth and Income Fund may
debt securities:    25% of assets in               invest, without limitation,
                    investment-grade debt          in investment grade debt
                    securities.  For temporary     securities and may invest up
                    defensive purposes your fund   to 15% of net assets in junk
                    may invest up to 100% of       bonds.
                    assets in these securities.
                    Your fund may not invest in
                    junk bonds.
------------------- ------------------------------ -----------------------------
Foreign             Your fund may invest up to     Growth and Income Fund may
securities:         25% of assets in securities    invest up to 25% of assets
                    issued by foreign companies    in securities issued by
                    as well as American or         foreign companies as well as
                    European depository receipts.  American or European
                                                   depository receipts and up
                                                   to 35% of assets in these
                                                   securities during adverse
                                                   U.S. market conditions.
------------------- ------------------------------ -----------------------------

------------------- ------------------------------ -----------------------------
                              Utilities                  Growth and Income
------------------- ------------------------------ -----------------------------
Illiquid            Your fund may invest up to     Growth and Income Fund may
securities:         15% of net assets in           invest up to 10% of net
                    illiquid securities. This      assets in illiquid
                    limitation does not apply to   securities.  This limitation
                    liquid Rule 144A securities,   does not apply to liquid
                    but does apply to other        Rule 144A securities, but
                    restricted securities.         does apply to other
                                                   restricted securities.
------------------- ------------------------------ -----------------------------
Financial futures   Your fund may, but typically   Growth and Income Fund may
and related         does not, use financial        use financial futures,
options; options    futures, options on futures    options on futures and
on securities and   and options on securities      options on securities and
indices:            and indices. There are no      indices. Growth and Income
                    percentage limits on the       Fund may not purchase
                    amounts of fund assets that    additional call or put
                    the fund may invest in these   options on securities or
                    instruments.                   indices if the premium paid
                                                   on all such options held by
                                                   the fund would exceed 10% of
                                                   net assets.
------------------- ------------------------------------------------------------
Currency            Both funds may enter into currency contracts for hedging,
contracts:          but not speculative, purposes.
------------------- ------------------------------ -----------------------------
Short sales:        Your fund may, but typically   Growth and Income Fund may
                    does not, engage in short      not engage in short sales.
                    sales for hedging purposes
                    only.
------------------- ------------------------------------------------------------
When-issued and     Both funds may purchase when-issued securities and purchase
forward             or sell securities in forward commitment transactions.
commitment
transactions:
------------------- ------------------------------------------------------------
Short-term          Neither fund is subject to any limitations on short- term
trading:            trading.
------------------- ------------------------------------------------------------
Repurchase          Both funds may invest without limitation in repurchase
agreements:         agreements.
------------------- ------------------------------ -----------------------------
Securities          Your fund may lend portfolio   Growth and Income Fund may
lending:            securities representing up     lend portfolio securities
                    to 33.3% of assets.            representing up to 33% of
                                                   assets.
------------------- ------------------------------------------------------------
Borrowing and       Both funds may temporarily borrow from banks or through
reverse             reverse repurchase agreements for extraordinary or
repurchase          emergency purposes.  These borrowings may not exceed 33.3%
agreements:         of assets.
------------------- ------------------------------------------------------------

--------------------------------------------------------------------------------
CLASSES OF SHARES
------------------- ------------------------------ -----------------------------
                              Utilities                  Growth and Income
------------------- ------------------------------------------------------------
Class A shares:     The Class A shares of both funds have the same
                    characteristics and fee structure except for Class A 12b-1 fees.
                    o    Class A shares are offered with front-end sales charges
                         ranging from 2% to 5% of each fund's offering price, depending on the amount invested.
                    o    There is no front-end sales charge for investments of
                         $1 million or more, but there is a contingent deferred sales charge ranging from 0.25% to 1.00% on shares sold within one year of purchase.
                    o    Investors can combine multiple purchases of Class A
                         shares to take advantage of breakpoints in the sales charge schedule.
                    o    Sales charges are waived for the categories of
                         investors listed in the funds' prospectus.
                    ------------------------------------------------------------
                    Class A shares are subject     Class A shares are subject
                    to a 12b-1 distribution fee    to a 12b-1 distribution fee
                    equal to 0.30% annually of     equal to 0.25% annually of
                    average net assets.            average net assets.
------------------- ------------------------------------------------------------
Class B shares:     The Class B shares of both funds have the same
                    characteristics and fee structure.
                    o    Class B shares are offered without a front-end sales
                         charge, but are subject to a contingent deferred sales charge (CDSC) if sold within six years after purchase. The CDSC ranges from 1.00% to 5.00% depending on how long they are held. No CDSC is imposed on shares held more than six years.
                    o    CDSCs are waived for the categories of investors listed
                         in the funds' prospectus.
                    o    Class B shares are subject to 12b-1 distribution and
                         service fees equal to 1.00% annually of average net assets.
                    o    Class B shares automatically convert to Class A shares
                         after eight years.
------------------- ------------------------------------------------------------

--------------------------------------------------------------------------------
BUYING, SELLING AND EXCHANGING SHARES
------------------- ------------------------------------------------------------
                             Both Utilities and Growth and Income Funds
------------------- ------------------------------------------------------------
Buying shares:      The procedures for buying shares of both funds are
                    identical.  Investors may buy shares at their public
                    offering price through a financial representative or the
                    funds' transfer agent, John Hancock Signature Services,
                    Inc.  After September 17, 1997, investors will not be
                    allowed to open new accounts in your fund but can add to
                    existing accounts.
------------------- ------------------------------------------------------------
Minimum initial     The funds have the same initial investment minimums, which
investments:        are $1,000 for non-retirement accounts and $250 for
                    retirement accounts and group investments.
------------------- ------------------------------------------------------------
Exchanging          shares: Shareholders of both funds may exchange their shares at net asset  value  with no sales  charge for shares of the same class of any other John Hancock fund.
------------------- ------------------------------------------------------------
Selling shares:     Shareholders of both funds may sell their shares by
                    submitting  a proper  written or  telephone  request to John
                    Hancock Signature Services, Inc.
------------------- ------------------------------------------------------------
Net asset  value:   All purchases, exchanges and sales of each fund's shares are made at a price based on the next determined net asset value per share (NAV) of the fund. Both funds' NAVs are determined at the close of regular trading on the New York Stock
                    Exchange, which is normally 4:00 p.m. Eastern Time.
------------------- ------------------------------------------------------------


The Funds' Expenses

Shareholders of both funds pay various expenses, either directly or indirectly. The first two expense tables appearing below show the expenses for the twelve month period ended June 30, 1997, adjusted to reflect any changes. Future expenses may be greater or less. The examples contained in each expense table show what you would pay if you invested $1,000 over the various time periods indicated. Each example assumes that you reinvested all dividends and that the average annual return was 5%. The examples are for comparison purposes only and are not a representation of either fund's actual expenses or returns, either past or future.

Utilities Fund
  Shareholder transaction expenses                        Class A     Class B
  Maximum sales charge imposed on purchases
  (as a percentage of offering price)                     5.00%       none
  Maximum sales charge imposed on
  reinvested dividends                                    none        none
  Maximum deferred sales charge                           none(1)     5.00%
  Redemption fee(2)                                       none        none
  Exchange fee                                            none        none

  Annual fund operating expenses
  (as a % of average net assets)                          Class A     Class B
  Management fee (after expense limitation)(3)            0.27%       0.27%
  12b-1 fee(4)                                            0.30%       1.00%
  Other expenses                                          0.50%       0.50%
  Total fund operating expenses (after expense
  limitation)(3)                                          1.07%       1.77%

Example
  Share class                        Year 1     Year 3     Year 5      Year 10
  Class A shares                     $60        $82        $106        $174
  Class B shares
  Assuming redemption
  at end of period                   $68        $86        $116        $190
  Assuming no redemption             $18        $56        $96         $190


Growth and Income Fund
  Shareholder transaction expenses                        Class A     Class B
  Maximum sales charge imposed on purchases
  (as a percentage of offering price)                     5.00%       none
  Maximum sales charge imposed on
  reinvested dividends                                    none        none
  Maximum deferred sales charge                           none(1)     5.00%
  Redemption fee(2)                                       none        none
  Exchange fee                                            none        none

  Annual fund operating expenses
  (as a % of average net assets)                          Class A     Class B
  Management fee                                          0.625%      0.625%
  12b-1 fee(4)                                            0.250%      1.000%
  Other expenses                                          0.245%      0.245%
  Total fund operating expenses                           1.12%       1.87%


Example
  Share class                        Year 1     Year 3     Year 5      Year 10
  Class A shares                     $61        $84        $109        $180
  Class B shares
  Assuming redemption
  at end of period                   $69        $89        $121        $199
  Assuming no redemption             $19        $59        $101        $199

(1)      Except for investments of $1 million or more.
(2)      Does not include wire redemption fee (currently $4.00).
(3) Reflects the adviser's voluntary agreement to limit expenses (except for 12b-1 and transfer agent expenses). Without this limitation, management fees would be 0.70% for each class of your fund and total fund operating expenses would be 1.50% for Class A and 2.20% for Class
         B. The adviser may discontinue this limitation at any time.
(4) Because of the 12b-1 fee, long-term shareholders may pay more than the equivalent of the maximum permitted front-end sales charge.

Pro Forma Expense Table

The next expense table shows the pro forma expenses of Growth and Income Fund assuming that a reorganization with your fund occurred on June 30, 1997. The expenses shown in the table are based on fees and expenses incurred during the twelve months ended June 30, 1997, adjusted to reflect any changes. Growth and Income Fund's actual expenses after the reorganization may be greater or less than those shown. The example contained in the pro forma expense table shows what you would pay on a $1,000 investment if the reorganization had occurred on June 30, 1997. The example assumes that you reinvested all dividends and that the average annual return was 5%. The pro forma example is for comparison purposes only and is not a representation of Growth and Income Fund's actual expenses or returns, either past or future.

Growth and Income Fund (PRO FORMA)
(Assuming reorganization with Utilities Fund)

  Shareholder transaction expenses                          Class A     Class B
  Maximum sales charge imposed on purchases
  (as a percentage of offering price)                       5.00%       none
  Maximum sales charge imposed on
  reinvested dividends                                      none        none
  Maximum deferred sales charge                             none(1)     5.00%
  Redemption fee(2)                                         none        none
  Exchange fee                                              none        none

  Annual fund operating expenses
  (as a % of average net assets)                            Class A     Class B
  Management fee                                            0.625%      0.625%
  12b-1 fee(3)                                              0.250%      1.000%
  Other expenses                                            0.275%      0.275%
  Total fund operating expenses                             1.15%       1.90%

Pro Forma Example
  Share class                          Year 1     Year 3     Year 5      Year 10
  Class A shares                       $61        $85        $110        $183
  Class B shares
  Assuming redemption
  at end of period                     $69        $90        $123        $202
  Assuming no redemption               $19        $60        $103        $202

(1)      Except for investments of $1 million or more.
(2)      Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may pay more than the equivalent of the maximum permitted front-end sales charge.

The Reorganization

         o The reorganization is scheduled to occur at 5:00 p.m., Eastern time, on December 5, 1997, but may occur on any later date before June 1, 1998. Your fund will transfer all of its assets to Growth and Income Fund. Growth and Income Fund will assume your fund's liabilities. The net asset value of both funds will be computed as of 5:00 p.m., Eastern time, on the reorganization date.

         o Growth and Income Fund will issue to your fund Class A shares in an amount equal to the aggregate net asset value of your fund's Class A shares. These shares will immediately be distributed to your fund's Class A shareholders in proportion to their holdings on the reorganization date. As a result, Class A shareholders of your fund will end up as Class A shareholders of Growth and Income Fund.

         o Growth and Income Fund will issue to your fund Class B shares in an amount equal to the aggregate net asset value of your fund's Class B shares. These shares will immediately be distributed to your fund's Class B shareholders in proportion to their holdings on the reorganization date. As a result, Class B shareholders of your fund will end up as Class B shareholders of Growth and Income Fund.

         o After the reorganization is over, your fund will be terminated.

         o The reorganization will be tax-free and will not take place unless both funds receive a satisfactory opinion concerning the tax consequences of the reorganization from Hale and Dorr LLP, counsel to the funds.

Other Consequences of the Reorganization. Each fund pays monthly advisory fees equal to the following annual percentage of average daily net assets:

---------------------------------------------- ---------------- ----------------
                 Fund Asset
                 Breakpoints                                       Growth and
                                                  Utilities          Income
---------------------------------------------- ---------------- ----------------
First $250 million                                  0.70%            0.625%
---------------------------------------------- ---------------- ----------------
Over $250 million                                   0.65%            0.625%
---------------------------------------------- ---------------- ----------------

Thus, at all asset levels, the advisory fee rates paid by Growth and Income Fund are lower than the rates paid by your fund. In addition, your fund's historical growth pattern suggests that its asset size probably would not have increased significantly in the near future to qualify for the 0.65% fee rate, which would still be higher than the fee rate paid by Growth and Income Fund.

In addition to lower advisory fee rates, Growth and Income Fund's other expenses of 0.245%, as well as its pro forma other expenses of 0.275%, are lower than your fund's other expenses of 0.50%. Furthermore, Growth and Income Fund's 12b-1 fee rate of 0.25% for Class A shares is below your fund's Class A fee rate of

0.30%. Both funds pay the same Class B 12b-1 fee rate of 1.00%. However, Growth and Income Fund's current annual Class A and Class B expense ratios (equal to 1.12% and 1.87%, respectively, of average net assets) are higher than your fund's current expense ratios (equal to 1.07% and 1.77%, respectively, of average net assets).

The reason Growth and Income Fund's annual total expenses are higher than your fund's (even though Growth and Income Fund's management fees, Class A 12b-1 fees and other expenses are lower) is that the adviser has voluntarily agreed to limit your fund's expenses. If the adviser had not limited your fund's expenses, your fund's annual Class A and Class B expense ratios would have been equal to 1.50% and 2.20%, respectively, of average net assets and would have been substantially higher than Growth and Income Fund's current expense ratios. In light of your fund's inability to attract a significant amount of new assets, the adviser does not plan to continue to subsidize a portion of your fund's expenses indefinitely. When the adviser discontinues this voluntary limitation, your fund's expense ratio will rise above Growth and Income Fund's current expense ratio.

The following diagram shows how the reorganization would be carried out.

Utilities Fund transfers      Utilities Fund           Growth and Income
assets & liabilities to        assets and           Fund receives assets &
   Growth and Income           liabilities          assumes liabilities of
         Fund                                          Utilities Fund




  Class A           Class B                       Issues Class     Issues Class
shareholders      shareholders                      A Shares         B Shares



                   Your fund receives Growth and Income Fund
                               Class B shares and
              distributes them to your fund's Class B shareholders


                   Your fund receives Growth and Income Fund
                               Class A shares and
              distributes them to your fund's Class A shareholders


    [This diagram represents a graphical illustration of the reorganization]

                                INVESTMENT RISKS

The funds are exposed to various risks that could cause shareholders to lose money on their investments in the funds. The following table indicates that the risk effecting each fund are similar.

------------------- ------------------------------ -----------------------------
                              Utilities                  Growth and Income
------------------- ------------------------------------------------------------
Stock               As with any fund that invests primarily in stocks, the
market risk         value of each fund's portfolio will change in response to
                    stock market movements.
------------------- ------------------------------------------------------------
Credit              risk The debt  securities  held by each fund are  subject to the risk  that the  issuer of a  security  will  default  or otherwise fail to meet its obligations.
------------------- ------------------------------------------------------------
Interest            A rise in interest rates typically causes the value of debt
rate risk           securities to fall.  A fall in interest rates typically
                    causes the value of debt securities to rise.
------------------- ------------------------------------------------------------
Foreign             Each fund's investments in foreign securities are subject
securities and      to the risks of adverse foreign government actions,
currency risks      political instability or a lack of adequate and accurate
                    information.  Also, currency exchange rate movements could reduce gains or create losses.
------------------- ------------------------------------------------------------
Risks of            The funds' investments in restricted and illiquid
restricted and      securities may be difficult or impossible to sell at a
illiquid            desirable time or a fair price.  Restricted and illiquid
securities          securities also present a greater risk of inaccurate
                    valuation.
------------------- ------------------------------------------------------------

------------------- ------------------------------ -----------------------------
                              Utilities                  Growth and Income
------------------- ------------------------------ -----------------------------
Risks of            Most derivative instruments involve leverage, which
derivative          increases market risks.  Leverage magnifies gains and
instruments,        losses on derivatives relative to changes in the value of
including           underlying assets.  If a derivative is used for hedging
financial           purposes, changes in the value of the derivative may not
futures,            match those of the hedged asset. Over the counter
options on          derivatives may be illiquid or hard to value accurately.
futures,            In addition, the other party may default on its
securities and      obligations.  If markets for underlying assets do not move
index options,      in the right direction, a fund's performance may be worse
currency            than if it had not used derivatives.  Since both funds may
contracts and       enter into currency contracts, they are exposed to the risk
short sales         that fluctuations in exchange rates may adversely affect
                    the value of contracts held by the funds.
                    ------------------------------ -----------------------------
                    Since your fund may, but       Since Growth and Income Fund
                    typically does not, enter      may not enter into short
                    into short sales, it could     sales, it is not exposed to
                    be exposed to the risks of     the risks of those
                    those transactions.            transactions.
------------------- ------------------------------ -----------------------------


                       PROPOSAL TO APPROVE THE AGREEMENT
                           AND PLAN OF REORGANIZATION

Description of Reorganization

You are being asked to approve an Agreement and Plan of Reorganization, a copy of which is attached as Exhibit A. The Agreement provides for a reorganization on the following terms:

         o The reorganization is scheduled to occur at 5:00 p.m., Eastern time, on December 5, 1997, but may occur on any later date before June 1, 1998. Your fund will transfer all of its assets to Growth and Income Fund and Growth and Income Fund will assume all of your fund's liabilities. This will result in the addition of your fund's assets to Growth and Income Fund's portfolio. The net asset value of both funds will be computed as of 5:00 p.m., Eastern time, on the reorganization date.

         o Growth and Income Fund will issue to your fund Class A shares in an amount equal to the aggregate net asset value of your fund's Class A shares. As part of the liquidation of your fund, these shares will immediately be distributed to Class A shareholders of record of your fund in proportion to their holdings on the reorganization date. As a result, Class A shareholders of your fund will end up as Class A shareholders of Growth and Income Fund.

         o Growth and Income Fund will issue to your fund Class B shares in an amount equal to the aggregate net asset value of your fund's Class B shares. As part of the liquidation of your fund, these shares will immediately be distributed to Class B shareholders of record of your fund in proportion to their holdings on the reorganization date. As a result, Class B shareholders of your fund will end up as Class B shareholders of Growth and Income Fund.

         o After the reorganization is over, the existence of your fund will be terminated.

Reasons for the Proposed Reorganization

The board of trustees of your fund believes that the proposed reorganization will be advantageous to the shareholders of your fund for several reasons. The board of trustees considered the following matters, among others, in approving the proposal.

First, that shareholders may be better served by a fund offering greater diversification. Your fund has a policy of concentrating its investments in public utilities industries. Over the last year, efforts to deregulate the public utilities industries have intensified. These efforts have introduced a degree of uncertainty to companies in those industries which have traditionally been quite stable as a result of their protected monopoly status. Because of your fund's concentration policy and small asset size, the trustees believe that your fund may experience increased volatility as the fundamental structure of those industries changes to accommodate competition.

Growth and Income Fund has a significantly larger asset size than your fund and invests in a much broader range of industries. Combining the funds' assets into a single investment portfolio will allow your fund's shareholders to diversify their investments to a greater degree than is currently possible through your fund alone. Greater diversification is expected to benefit the shareholders of your fund because it may reduce the negative effect that the adverse performance of any one security or specific industry may have on the performance of the entire portfolio.

Second, that Growth and Income Fund has performed significantly better than your fund since its inception. While past performance cannot predict future results, the trustees believe that Growth and Income Fund is better positioned than your fund to continue to generate strong returns because of its superior diversification and greater flexibility to choose from among a broader range of investment opportunities. Relative to Growth and Income Fund, your fund may be hampered by its focus on companies in public utilities industries, where performance has trailed that of the stock market generally.

Third, that if, as expected, the voluntary limitation on your fund's expenses is discontinued, Growth and Income Fund's pro forma total expenses would be lower than your fund's total expenses. Shareholders of your fund would then pay indirectly less in fees each month as shareholders of Growth and Income Fund than they would if the reorganization did not occur and the voluntary expense limitation on your fund's expenses were discontinued.

Fourth, that a combined fund offers economies of scale that are expected to lead to better control over expenses than is possible for your fund. Both funds incur substantial costs for accounting, legal, transfer agency services, insurance, and custodial and administrative services.

Fifth, that Growth and Income Fund is more widely recognized in the broker community as a John Hancock stock fund for investors seeking a combination of capital appreciation and current income. By offering both funds simultaneously, it has been increasingly difficult to attract assets to your fund.

Sixth, that the Growth and Income Fund shares received in the reorganization will provide your fund's shareholders with substantially the same investment at a comparable level of risk. The board of trustees also considered the performance history of each fund.

The board of trustees of Growth and Income Fund considered that the reorganization presents an excellent opportunity for Growth and Income Fund to acquire investment assets without the obligation to pay commissions or other transaction costs that are normally associated with the purchase of securities. The trustees believe that Growth and Income Fund shareholders will also benefit from improved diversification as a result of the reorganization. While investments in securities of public utilities companies may become increasingly volatile as deregulation occurs, the trustees believe that the increased volatility will not affect Growth and Income Fund's portfolio in the same way as it would your fund's portfolio. Because Growth and Income Fund is a significantly larger fund than your fund and because it does not concentrate its investments in any one industry, the trustees feel that the addition of your fund's assets will improve the diversification of Growth and Income Fund's overall portfolio. This opportunity provides an economic benefit to Growth and Income Fund and its shareholders.

The boards of trustees of both funds also considered that the adviser and the funds' distributor will also benefit from the reorganization. For example, the adviser might realize time savings from a consolidated portfolio management effort and from the need to prepare fewer reports and regulatory filings as well as prospectus disclosure for one fund instead of two. The trustees believe, however, that these savings will not amount to a significant economic benefit.

Comparative Fees and Expense Ratios. As discussed above in the Summary, Growth and Income Fund pays a lower advisory fee rate at all asset levels than does your fund. In addition, your fund's historical growth pattern suggests that its asset size probably would not have increased significantly in the near future to qualify for the 0.65% fee rate, which would still be higher than the fee rate paid by Growth and Income Fund.

In addition to lower advisory fee rates, Growth and Income Fund's other expenses of 0.245%, as well as its pro forma other expenses of 0.275%, are lower than your fund's other expenses of 0.50%. Furthermore, Growth and Income Fund's 12b-1 fee rate of 0.25% for Class A shares is below your fund's Class A fee rate of 0.30%. Both funds pay the same Class B 12b-1 fee rate of 1.00% of assets. However, Growth and Income Fund's current annual Class A and Class B expense ratios (equal to 1.12% and 1.87%, respectively, of average net assets) are higher than your fund's current expense ratios (equal to 1.07% and 1.77%, respectively, of average net assets).

The reason Growth and Income Fund's annual total expenses are higher than your fund's (even though Growth and Income Fund's management fees, Class A 12b-1 fees and other expenses are lower) is that the adviser has voluntarily agreed to limit your fund's expenses. If the adviser had not limited your fund's expenses, your fund's annual Class A and Class B expense ratios would have been equal to 1.50% and 2.20%, respectively, of average net assets and would have been substantially higher than Growth and Income Fund's current expense ratios. The adviser had decided to voluntarily limit your fund's expenses in combination with a concerted marketing effort by your fund's distributor, John Hancock Funds, Inc., in order to promote asset growth in your fund.

In spite of these efforts, your fund has not been able to significantly increase its asset size. The trustees do not believe, given your fund's current size and historical growth rate, that your fund will grow to an asset size that would allow your fund to realize the benefits of economies of scale, including better control over expenses. The trustees also do not believe that your fund will reach an asset size which will allow your fund to significantly improve the diversification of its investment portfolio. In light of your fund's inability to attract a significant amount of new assets, the adviser does not plan to continue to subsidize a portion of your fund's expenses indefinitely. When the adviser discontinues this voluntary limitation, your fund's expense ratio will rise above Growth and Income Fund's current expense ratio.

Comparative Performance. The trustees also took into consideration the relative performance of your fund and Growth and Income Fund. As shown in the table below, Growth and Income Fund has had substantially better performance than your fund over all periods.

-------------------------------- ------------------------ ----------------------
        Average Annual
         Total Return                    Utilities            Growth and Income
   (without including sales
           charges)
                                 ----------- ---------- ------------ -----------
                                 Class A     Class B    Class A      Class B
-------------------------------- ----------- ---------- ------------ -----------
1 year ended 6/30/97                 13.43%    12.56%     36.29%        35.26%
-------------------------------- ----------- ---------- ------------ -----------
3 years ended 6/30/97                13.71%    12.91%     27.12%        26.21%
-------------------------------- ----------- ---------- ------------ -----------
5 years ended 6/30/97              10.08%(a)  9.32%(a)    17.25%        16.35%
-------------------------------- ----------- ---------- ------------ -----------
10 years ended 6/30/97               N/A         N/A        13.22%    15.42%(b)
-------------------------------- ----------- ---------- ------------ -----------

(a)   Since commencement of operations on February 1, 1994.
(b)   Since commencement of operations on August 22, 1991.

Your fund's performance has lagged behind the performance of Growth and Income Fund for all of the periods shown above. In addition, the gap between your fund's performance and Growth and Income Fund's performance has widened over the last three years. For the three year period, the difference between Growth and Income Fund's total return and your fund's total return is 13.41% for Class A shares. For the one year period, that difference has risen to 22.86% for Class A shares. Your fund's specific objective of investing primarily in public utilities companies does not give your fund the same degree of flexibility that Growth and Income Fund has to pursue investment opportunities across a range of different industries. As a result, the trustees believe that Growth and Income Fund is better positioned than your fund to continue to generate strong returns for its shareholders in the future.

Unreimbursed Distribution and Shareholder Service Expenses

The boards of trustees of your fund and Growth and Income Fund have determined that, if the reorganization occurs, unreimbursed distribution and shareholder service expenses incurred under your fund's Rule 12b-1 Plans will be reimbursable expenses under Growth and Income Fund's Rule 12b-1 Plans. However, the maximum amounts payable annually under Growth and Income Fund's Rule 12b-1 Plans (0.25% and 1.00% of average daily net assets attributable to Class A shares and Class B shares, respectively) will not increase.

The following table shows the actual and pro forma unreimbursed distribution and shareholder service expenses of both classes of your fund and Growth and Income Fund. The table shows both the dollar amount of these expenses and the percentage of each class' average net assets that they represent.

-------------------------------- ------------------------ ----------------------
 Unreimbursed Distribution and                               Growth and Income
 Shareholder Service Expenses            Utilities
                                 ----------- ------------ ---------- -----------
                                 Class A     Class B      Class A    Class B
-------------------------------- ----------- ------------ ---------- -----------
Actual expenses as of June 30,    $36,850    $2,378,334   $234,827   $3,589,232
1997                               0.16%         5.34%       0.11%      1.70%
-------------------------------- ----------- ------------ ---------- -----------
Pro forma combined expenses as                            $271,677    $5,967,566
of June 30, 1997                                             0.11%       2.33%
-------------------------------- ------------------------ ---------- -----------


Thus, if the reorganization had taken place on June 30, 1997, the pro forma combined unreimbursed expenses of Growth and Income Fund's Class A and Class B shares would have been higher than if no reorganization had occurred. Nevertheless, Growth and Income Fund's assumption of your fund's unreimbursed Rule 12b-1 expenses will have no immediate effect upon the payments made under Growth and Income Fund's Rule 12b-1 Plans. There payments will continue to be 0.25% and 1.00% of average daily net assets attributable to Class A and Class B shares, respectively.

John Hancock Funds, Inc. hopes to recover unreimbursed distribution and shareholder service expenses for Class B shares over an extended period of time. However, if Growth and Income Fund's board terminates either class' Rule 12b-1 Plan, that class will not be obligated to reimburse these distribution and shareholder service expenses. Accordingly, until they are paid or accrued, unreimbursed distribution and shareholder service expenses do not and will not appear as an expense or liability in the financial statements of either fund. In addition, unreimbursed expenses are not reflected in a fund's net asset value or the formula for calculating Rule 12b-1 payments. The staff of the SEC has not approved or disapproved the treatment of the unreimbursed distribution and shareholder service expenses described in this proxy statement.

Tax Status of the Reorganization

The reorganization will be tax-free for federal income tax purposes and will not take place unless both funds receive a satisfactory opinion from Hale and Dorr LLP, counsel to the funds, substantially to the effect that:

         o The reorganization described above will be a "reorganization" within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986 (the "Code"), and each fund will be "a party to a reorganization" within the meaning of Section 368 of the Code;

         o No gain or loss will be recognized by your fund upon (1) the transfer of all of its assets to Growth and Income Fund as described above or (2) the distribution by your fund of Growth and Income Fund shares to your fund's shareholders;

         o No gain or loss will be recognized by Growth and Income Fund upon the receipt of your fund's assets solely in exchange for the issuance of Growth and Income Fund shares and the assumption of all of your fund's liabilities by Growth and Income Fund;

         o The basis of the assets of your fund acquired by Growth and Income Fund will be the same as the basis of those assets in the hands of your fund immediately before the transfer;

         o The tax holding period of the assets of your fund in the hands of Growth and Income Fund will include your fund's tax holding period for those assets;

         o The shareholders of your fund will not recognize gain or loss upon the exchange of all their shares of your fund solely for Growth and Income Fund shares as part of the reorganization;

         o The basis of Growth and Income Fund shares received by your fund's shareholders in the reorganization will be the same as the basis of the shares of your fund surrendered in exchange; and

         o The tax holding period of the Growth and Income Fund shares received by you will include the tax holding period of the shares of your fund surrendered in the exchange, provided that shares of your fund were held as capital assets on the reorganization date.

Additional Terms of Agreement and Plan of Reorganization

Surrender of Share Certificates. If your shares are represented by one or more share certificates before the reorganization date, either surrender the certificates to your fund or deliver to your fund a lost certificate affidavit, in the form and accompanied by the surety bonds that your fund may require (collectively, an "Affidavit"). On the reorganization date, all certificates that have not been surrendered will be canceled, will no longer evidence ownership of your fund's shares and will evidence ownership of Growth and Income Fund shares. Shareholders may not redeem or transfer Growth and Income Fund shares received in the reorganization until they have surrendered their fund share certificates or delivered an Affidavit. Growth and Income Fund will not issue share certificates in the reorganization.

Conditions to Closing the Reorganization. The obligation of your fund to consummate the reorganization is subject to the satisfaction of certain conditions, including the performance by Growth and Income Fund of all its obligations under the Agreement and the receipt of all consents, orders and permits necessary to consummate the reorganization (see Agreement, paragraph 6).

The obligation of Growth and Income Fund to consummate the reorganization is subject to the satisfaction of certain conditions, including your fund's performance of all of its obligations under the Agreement, the receipt of certain documents and financial statements from your fund and the receipt of all consents, orders and permits necessary to consummate the reorganization (see Agreement, paragraph 7).

The obligations of both funds are subject to the approval of the Agreement by the necessary vote of the outstanding shares of your fund, in accordance with the provisions of your fund's declaration of trust and by-laws. The funds' obligations are also subject to the receipt of a favorable opinion of Hale and Dorr LLP as to the federal income tax consequences of the reorganization. (see Agreement, paragraph 8).

Termination of Agreement. The board of trustees of either your fund or Growth and Income Fund may terminate the Agreement (even if the shareholders of your fund have already approved it) at any time before the reorganization date, if that board believes that proceeding with the reorganization would no longer be advisable.

Expenses of the Reorganization. Growth and Income Fund and your fund will each be responsible for its own expenses incurred in connection with entering into and carrying out the provisions of the Agreement, whether or not the reorganization occurs. These expenses are estimated to be approximately $103,895 in total.

                                 CAPITALIZATION

         The following table sets forth the capitalization of each fund as of June 30, 1997, and the pro forma combined capitalization of both funds as if the reorganization had occurred on such date. The table reflects pro forma exchange ratios of approximately 0.487767 Class A Growth and Income Fund shares being issued for each Class A share of your fund and approximately 0.484809 Class B Growth and Income Fund shares being issued for each Class B share of your fund. If the reorganization is consummated, the actual exchange ratios on the reorganization date may vary from the exchange ratios indicated due to changes in the market value of the portfolio securities of both Growth and Income Fund and your fund between June 30, 1997 and the reorganization date, changes in the amount of undistributed net investment income and net realized capital gains of Growth and Income Fund and your fund during that period resulting from income and distributions, and changes in the accrued liabilities of Growth and Income Fund and your fund during the same period.

                                 JUNE 30, 1997

                                                   Growth and
                                    Utilities        Income         Pro Forma(1)
Net Assets                         $66,972,839    $427,200,271     $494,158,464
Net Asset Value Per Share
  Class A                          $      9.32    $      19.10     $      19.10
  Class B                          $      9.29    $      19.16     $      19.16
Shares Outstanding
  Class A                            2,411,722      11,293,531       12,469,712
  Class B                            4,790,787      11,037,162       13,359,351

(1) The deferred organization expense of John Hancock Utilities Fund was written off as the Fund would no longer be in existence. As a result, the net assets of the surviving fund after the reorganization will be less than the combined net assets of the surviving fund and the acquired fund prior to the reorganization.

It is impossible to predict how many Class A shares and Class B shares of Growth and Income Fund will actually be received and distributed by your fund on the reorganization date. The table should not be relied upon to determine the amount of Growth and Income Fund shares that will actually be received and distributed.

               ADDITIONAL INFORMATION ABOUT THE FUNDS' BUSINESSES

The following table shows where in the funds' combined prospectus you can find additional information about the business of each fund.

---------------------------- ---------------------------------------------------
    Type of Information                Headings in Combined Prospectus
                             -------------------------- ------------------------
                                     Utilities             Growth and Income
---------------------------- ---------------------------------------------------
Organization                 Fund Details: Business Structure: How the Funds
and operation                are Organized
---------------------------- ---------------------------------------------------
Investment objective and     Goal and Strategy, Portfolio Securities, Risk
policies                     Factors; Fund Details: Business Structure:
                             Portfolio Trades, Investment Goals,
                             Diversification; More About Risk
---------------------------- -------------------------- ------------------------
Portfolio                    Portfolio Management
management
---------------------------- -------------------------- ------------------------
Expenses                     Investor Expenses
---------------------------- ---------------------------------------------------
Custodian and                Fund Details: Business Structure: How the Funds
transfer agent               are Organized
---------------------------- ---------------------------------------------------
Shares of beneficial         Your Account: Choosing a Share Class
interest
---------------------------- ---------------------------------------------------
Redemption                   Your Account: Selling Shares, How Sales Charges
or sale of shares            are Calculated; Transaction Policies; Additional
                             Investor Services; Systematic Withdrawal Plan
---------------------------- ---------------------------------------------------
Dividends, distributions     Dividends and Account Policies
and taxes
---------------------------- ---------------------------------------------------


                     BOARDS' EVALUATION AND RECOMMENDATION

For the reasons described above, the board of trustees of your fund, including the trustees who are not "interested persons" of either fund or the adviser ("independent trustees"), approved the reorganization. In particular, the trustees determined that the reorganization was in the best interests of your fund and that the interests of your fund's shareholders would not be diluted as a result of the reorganization. Similarly, the board of trustees of Growth and Income Fund, including the independent trustees, approved the reorganization. They also determined that the reorganization was in the best interests of Growth and Income Fund and that the interests of Growth and Income Fund's shareholders would not be diluted as a result of the reorganization.

--------------------------------------------------------------------------------
                  The trustees of your fund recommend that the
               shareholders of your fund vote for the proposal to
               approve the agreement and plan of reorganization.
--------------------------------------------------------------------------------


                        VOTING RIGHTS AND REQUIRED VOTE

Each share of your fund is entitled to one vote. Approval of the above proposal requires the affirmative vote of a majority of the shares of your fund outstanding and entitled to vote. For this purpose, a majority of the outstanding shares of your fund means the vote of the lesser of

(1) 67% or more of the shares present at the meeting, if the holders of more than 50% of the shares of the fund are present or represented by proxy, or

(2) more than 50% of the outstanding shares of the fund.

Shares of your fund represented in person or by proxy, including shares which abstain or do not vote with respect to the proposal, will be counted for purposes of determining whether there is a quorum at the meeting. Accordingly, an abstention from voting has the same effect as a vote against the proposal.

However, if a broker or nominee holding shares in "street name" indicates on the proxy card that it does not have discretionary authority to vote on the proposal, those shares will not be considered present and entitled to vote on the proposal. Thus, a "broker non-vote" has no effect on the voting in determining whether the proposal has been adopted in accordance with clause (1) above, if more than 50% of the outstanding shares (excluding the "broker non-votes") are present or represented. However, for purposes of determining whether the proposal has been adopted in accordance with clause (2) above, a "broker non-vote" has the same effect as a vote against the proposal because shares represented by a "broker non-vote" are considered to be outstanding shares.

If the required approval of shareholders is not obtained, your fund will continue to engage in business as a separate mutual fund and the board of trustees will consider what further action may be appropriate.

                       INFORMATION CONCERNING THE MEETING

Solicitation of Proxies

In addition to the mailing of these proxy materials, proxies may be solicited by telephone, by fax or in person by the trustees, officers and employees of your fund; by personnel of your fund's investment adviser, John Hancock Advisers, Inc. and its transfer agent, John Hancock Signature Services, Inc.; or by broker-dealer firms. Signature Services, together with a third party solicitation firm, has agreed to provide proxy solicitation services to your fund at a cost of approximately $3,000.

Revoking Proxies

A Utilities Fund shareholder signing and returning a proxy has the power to revoke it at any time before it is exercised:

         o By filing a written notice of revocation with your fund's transfer agent, John Hancock Signature Services, Inc., 1 John Hancock Way, Suite 1000, Boston, Massachusetts 02217- 1000, or

         o By returning a duly executed proxy with a later date before the time of the meeting, or

         o If a shareholder has executed a proxy but is present at the meeting and wishes to vote in person, by notifying the secretary of your fund (without complying with any formalities) at any time before it is voted.

Being present at the meeting alone does not revoke a previously executed and returned proxy.

Outstanding Shares and Quorum

As of September 17, 1997, _______ and _______ Class A and Class B shares of beneficial interest of your fund were outstanding. Only shareholders of record on September 17, 1997 (the "record date") are entitled to notice of and to vote at the meeting. A majority of the outstanding shares of your fund that are entitled to vote will be considered a quorum for the transaction of business.

Other Business

Your fund's board of trustees knows of no business to be presented for consideration at the meeting other than the proposal. If other business is properly brought before the meeting, proxies will be voted according to the best judgment of the persons named as proxies.

Adjournments

If a quorum is not present in person or by proxy at the time any session of the meeting is called to order, the persons named as proxies may vote those proxies that have been received to adjourn the meeting to a later date. If a quorum is present but there are not sufficient votes in favor of the proposal, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies concerning the proposal. Any adjournment will require the affirmative vote of a majority of your fund's shares at the session of the meeting to be adjourned. If an adjournment of the meeting is proposed because there are not sufficient votes in favor of the proposal, the persons named as proxies will vote those proxies favoring the proposal in favor of adjournment, and will vote those proxies against the reorganization against adjournment.

Telephone Voting

In addition to soliciting proxies by mail, by fax or in person, your fund may also arrange to have votes recorded by telephone by officers and employees of your fund or by personnel of the adviser or transfer agent. The telephone voting procedure is designed to verify a shareholder's identity, to allow a shareholder to authorize the voting of shares in accordance with the shareholder's instructions and to confirm that the voting instructions have been properly recorded. If these procedures were subject to a successful legal challenge, these telephone votes would not be counted at the meeting. Your fund has not obtained an opinion of counsel about telephone voting, but is currently not aware of any challenge.

         o A shareholder will be called on a recorded line at the telephone number in the fund's account records and will be asked to provide the shareholder's social security number or other identifying information.

         o The shareholder will then be given an opportunity to authorize proxies to vote his or her shares at the meeting in accordance with the shareholder's instructions.

         o To ensure that the shareholder's instructions have been recorded correctly, the shareholder will also receive a confirmation of the voting instructions by mail.

         o A toll-free number will be available in case the voting information contained in the confirmation is incorrect.

         o If the shareholder decides after voting by telephone to attend the meeting, the shareholder can revoke the proxy at that time and vote the shares at the meeting.

                        OWNERSHIP OF SHARES OF THE FUNDS

To the knowledge of the fund, as of August 31, 1997, the following persons owned of record or beneficially 5% or more of the outstanding Class A and Class B shares of your fund and Growth and Income Fund:

-------------------------------- ---------------------- ------------------------

 Names and Addresses of Owners                           Pro forma ownership of
   of More Than 5% of Shares                             Growth and Income Fund
                                                          as of August 31, 1997
                                    Utilities
                                 ---------- ----------- ------------ -----------
                                 Class A    Class B     Class A      Class B
-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------- ----------- ------------ -----------


                                   Growth and Income     Pro forma ownership of
                                         Fund            Growth and Income Fund
                                                          as of August 31, 1997
-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------- ----------- ------------ -----------

As of August 31, 1997, the trustees and officers of your fund and Growth and Income Fund, each as a group, owned in the aggregate less than 1% of the outstanding shares of their respective funds.

                                    EXPERTS

The financial statements and the financial highlights of Utilities Fund and Growth and Income Fund, each as of December 31, 1996 and for the periods then ended are incorporated by reference into this proxy statement and prospectus. These financial statements and financial highlights have been independently audited by Price Waterhouse LLP and Ernst & Young LLP, respectively, as stated in their reports appearing in the statement of additional information. These financial statements and financial highlights have been included in reliance on their reports given on their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

Each fund is subject to the informational requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940 and files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information filed by the funds can be inspected and copied (at prescribed rates) at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C., and at the following regional offices: Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois); and New York (7 World Trade Center, Suite 1300, New York, New York). Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, copies of these documents may be viewed on-screen or downloaded from the SEC's Internet site at http://www.sec.gov.

                                    EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made this 22nd day of September, 1997, by and between John Hancock Growth and Income Fund (the "Acquiring Fund"), a series of John Hancock Investment Trust, a Massachusetts business trust (the "Trust II"), and John Hancock Utilities Fund (the "Acquired Fund"), a series of John Hancock Capital Series, a Massachusetts business trust (the "Trust") each with their principal place of business at 101 Huntington Avenue, Boston, Massachusetts 02199. The Acquiring Fund and the Acquired Fund are sometimes referred to collectively herein as the "Funds" and individually as a "Fund."

This Agreement is intended to be and is adopted as a plan of "reorganization," as such term is used in Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The reorganization will consist of the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for the issuance of Class A and Class B shares of beneficial interest of the Acquiring Fund (the "Acquiring Fund Shares") to the Acquired Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund, on or promptly after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation and termination of the Acquired Fund as provided herein, all upon the terms and conditions set forth in this Agreement.

In consideration of the premises of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ASSUMPTION OF LIABILITIES AND ISSUANCE OF ACQUIRING FUND SHARES; LIQUIDATION OF THE ACQUIRED FUND

1.1 The Acquired Fund will transfer all of its assets (consisting, without limitation, of portfolio securities and instruments, dividends and interest receivables, cash and other assets), as set forth in the statement of assets and liabilities referred to in Paragraph 7.2 hereof (the "Statement of Assets and Liabilities"), to the Acquiring Fund free and clear of all liens and encumbrances, except as otherwise provided herein, in exchange for (i) the assumption by the Acquiring Fund of the known and unknown liabilities of the Acquired Fund, including the liabilities set forth in the Statement of Assets and Liabilities (the "Acquired Fund Liabilities"), which shall be assigned and transferred to the Acquiring Fund by the Acquired Fund and assumed by the Acquiring Fund, and (ii) delivery by the Acquiring Fund to the Acquired Fund, for distribution pro rata by the Acquired Fund to its shareholders in proportion to their respective ownership of Class A and/or Class B shares of beneficial interest of the Acquired Fund, as of the close of business on December 5, 1997 (the "Closing Date"), of a number of the Acquiring Fund Shares having an aggregate net asset value equal, in the case of each class of Acquiring Fund Shares, to the value of the assets, less such liabilities (herein referred to as the "net value of the assets") attributable to the applicable class, assumed, assigned and delivered, all determined as provided in Paragraph 2.1 hereof and as of a date and time as specified therein. Such transactions shall take place at the closing provided for in Paragraph 3.1 hereof (the "Closing"). All computations shall be provided by Investors Bank & Trust Company (the "Custodian"), as custodian and pricing agent for the Acquiring Fund and the Acquired Fund.

1.2 The Acquired Fund has provided the Acquiring Fund with a list of the current securities holdings of the Acquired Fund as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities (except to the extent sales may be limited by representations made in connection with issuance of the tax opinion provided for in paragraph 8.6 hereof) but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

1.3 The Acquiring Fund and the Acquired Fund shall each bear its own expenses in connection with the transactions contemplated by this Agreement.

1.4 On or as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to shareholders of record (the "Acquired Fund shareholders"), determined as of the close of regular trading on the New York Stock Exchange on the Closing Date, the Acquiring Fund Shares received by the Acquired Fund pursuant to Paragraph 1.1 hereof. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund, to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders and representing the respective pro rata number and class of Acquiring Fund Shares due such shareholders. Acquired Fund shareholders who own Class A shares of the Acquired Fund will receive Class A Acquiring Fund Shares and Acquired Fund shareholders who own Class B shares of the Acquired Fund will receive Class B Acquiring Fund Shares. The Acquiring Fund shall not issue certificates representing Acquiring Fund Shares in connection with such exchange.

1.5 The Acquired Fund shareholders holding certificates representing their ownership of shares of beneficial interest of the Acquired Fund shall surrender such certificates or deliver an affidavit with respect to lost certificates in such form and accompanied by such surety bonds as the Acquired Fund may require (collectively, an "Affidavit"), to John Hancock Signature Services, Inc. prior to the Closing Date. Any Acquired Fund share certificate which remains outstanding on the Closing Date shall be deemed to be canceled, shall no longer evidence ownership of shares of beneficial interest of the Acquired Fund and shall evidence ownership of Acquiring Fund Shares. Unless and until any such certificate shall be so surrendered or an Affidavit relating thereto shall be delivered, dividends and other distributions payable by the Acquiring Fund subsequent to the Liquidation Date with respect to Acquiring Fund Shares shall be paid to the holder of such certificate(s), but such shareholders may not redeem or transfer Acquiring Fund Shares received in the Reorganization. The Acquiring Fund will not issue share certificates in the Reorganization.

1.6 Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.7 The existence of the Acquired Fund shall be terminated as promptly as practicable following the Liquidation Date.

1.8 Any reporting responsibility of the Trust, including, but not limited to, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "Commission"), any state securities commissions, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Trust.

2.       VALUATION

2.1 The net asset values of the Class A and Class B Acquiring Fund Shares and the net values of the assets and liabilities of the Acquired Fund attributable to its Class A and Class B shares to be transferred shall, in each case, be determined as of the close of business (4:00 p.m. Boston time) on the Closing Date. The net asset values of the Class A and Class B Acquiring Fund Shares shall be computed by the Custodian in the manner set forth in the Acquiring Fund's Declaration of Trust as amended and restated (the "Declaration"), or By-Laws and the Acquiring Fund's then-current prospectus and statement of additional information and shall be computed in each case to not fewer than four decimal places. The net values of the assets of the Acquired Fund attributable to its Class A and Class B shares to be transferred shall be computed by the Custodian by calculating the value of the assets of each class transferred by the Acquired Fund and by subtracting therefrom the amount of the liabilities of each class assigned and transferred to and assumed by the Acquiring Fund on the Closing Date, said assets and liabilities to be valued in the manner set forth in the Acquired Fund's then current prospectus and statement of additional information and shall be computed in each case to not fewer than four decimal places.

2.2 The number of shares of each class of Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's assets shall be determined by dividing the value of the Acquired Fund's assets attributable to a class, less the liabilities attributable to that class assumed by the Acquiring Fund, by the Acquiring Fund's net asset value per share of the same class, all as determined in accordance with Paragraph 2.1 hereof.

2.3 All computations of value shall be made by the Custodian in accordance with its regular practice as pricing agent for the Funds.

3.       CLOSING AND CLOSING DATE

3.1 The Closing Date shall be December 5, 1997 or such other date on or before June 30, 1998 as the parties may agree. The Closing shall be held as of 5:00 p.m. at the offices of the Trust II and the Trust, 101 Huntington Avenue, Boston, Massachusetts 02199, or at such other time and/or place as the parties may agree.

3.2 Portfolio securities that are not held in book-entry form in the name of the Custodian as record holder for the Acquired Fund shall be presented by the Acquired Fund to the Custodian for examination no later than three business days preceding the Closing Date. Portfolio securities which are not held in book-entry form shall be delivered by the Acquired Fund to the Custodian for the account of the Acquiring Fund on the Closing Date, duly endorsed in proper form for transfer, in such condition as to constitute good delivery thereof in accordance with the custom of brokers, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. Portfolio securities held of record by the Custodian in book-entry form on behalf of the Acquired Fund shall be delivered to the Acquiring Fund by the Custodian by recording the transfer of beneficial ownership thereof on its records. The cash delivered shall be in the form of currency or by the Custodian crediting the Acquiring Fund's account maintained with the Custodian with immediately available funds.

3.3 In the event that on the Closing Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted or
         (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored; provided that if trading shall not be fully resumed and reporting restored on or before June 30, 1998, this Agreement may be terminated by the Acquiring Fund or by the Acquired Fund upon the giving of written notice to the other party.

3.4 The Acquired Fund shall deliver at the Closing a list of the names, addresses, federal taxpayer identification numbers and backup withholding and nonresident alien withholding status of the Acquired Fund shareholders and the number of outstanding shares of each class of beneficial interest of the Acquired Fund owned by each such shareholder, all as of the close of business on the Closing Date, certified by its Treasurer, Secretary or other authorized officer (the "Shareholder List"). The Acquiring Fund shall issue and deliver to the Acquired Fund a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request.

4.       REPRESENTATIONS AND WARRANTIES

4.1 The Trust on behalf of the Acquired Fund represents, warrants and covenants to the Acquiring Fund as follows:

         (a)      The  Trust  is  a  business  trust,  duly  organized,  validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and, subject to approval by the shareholders of the Acquired Fund, to carry out the transactions contemplated by this Agreement. Neither the Trust nor the Acquired Fund is required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would subject it to any material liability or disability. The Trust has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted;

         (b) The Trust is a registered investment company classified as a management company and its registration with the Commission as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect. The Acquired Fund is a diversified series of the Trust;

         (c) The Trust and the Acquired Fund are not, and the execution, delivery and performance of their obligations under this Agreement will not result, in violation of any provision of the Trust's Declaration of Trust, as amended and restated (the "Trust's Declaration") or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust or the Acquired Fund is a party or by which it is bound;

         (d)      Except as  otherwise  disclosed in writing and accepted by the
                  Acquiring  Fund,  no  material  litigation  or  administrative proceeding or investigation of or before any court or governmental body is currently pending or threatened against the Trust or the Acquired Fund or any of the Acquired Fund's properties or assets. The Trust knows of no facts which might form the basis for the institution of such proceedings, and neither the Trust nor the Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquired Fund's business or its ability to consummate the transactions herein contemplated;

         (e) The Acquired Fund has no material contracts or other commitments (other than this Agreement or agreements for the purchase of securities entered into in the ordinary course of business and consistent with its obligations under this Agreement) which will not be terminated without liability to the Acquired Fund at or prior to the Closing Date;

         (f) The unaudited statement of assets and liabilities, including the schedule of investments, of the Acquired Fund as of June 30, 1997 and the related statement of operations for the six months then ended, and the statement of changes in net assets for the year ended May 31, 1996, and the period from June 1, 1996 to December 31, 1996, and the six months ended June 30, 1997 (copies of which have been furnished to the Acquiring

                  Fund) present fairly in all material respects the financial condition of the Acquired Fund as of June 30, 1997 and the results of its operations for the period then ended in
                  accordance  with  generally  accepted  accounting   principles
                  consistently applied, and there were no known actual or contingent liabilities of the Acquired Fund as of the respective dates thereof not disclosed therein;

         (g) Since June 30, 1997, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund;

         (h) At the date hereof and by the Closing Date, all federal, state and other tax returns and reports, including information returns and payee statements, of the Acquired Fund required by law to have been filed or furnished by such dates shall have been filed or furnished, and all federal, state and other taxes, interest and penalties shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns or reports;

         (i) Each of the Acquired Fund and its predecessors has qualified as a regulated investment company for each taxable year of its operation and the Acquired Fund will qualify as such as of the Closing Date with respect to its taxable year ending on the Closing Date;

         (j) The authorized capital of the Acquired Fund consists of an unlimited number of shares of beneficial interest, no par value. All issued and outstanding shares of beneficial interest of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable by the Trust. All of the issued and outstanding shares of beneficial interest of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts and classes set forth in the Shareholder List submitted to the Acquiring Fund pursuant to Paragraph 3.4 hereof. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares of beneficial interest, nor is there outstanding any security convertible into any of its shares of beneficial interest;

         (k) At the Closing Date, the Acquired Fund will have good and marketable title to the assets to be transferred to the Acquiring Fund pursuant to Paragraph 1.1 hereof, and full right, power and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act");

         (l) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Trust on behalf of the Acquired Fund, and this Agreement constitutes a valid and binding obligation of the Trust and the Acquired Fund enforceable in accordance with its terms, subject to the approval of the Acquired Fund's shareholders;

         (m) The information to be furnished by the Acquired Fund to the Acquiring Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto;

         (n) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in Paragraph 5.7 hereof (other than written information furnished by the Acquiring Fund for inclusion therein, as covered by the Acquiring Fund's warranty in Paragraph 4.2(m) hereof), on the effective date of the Registration Statement, on the date of the meeting of the Acquired Fund shareholders and on the Closing Date, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading;

         (o) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement;

         (p) All of the issued and outstanding shares of beneficial interest of the Acquired Fund have been offered for sale and sold in conformity with all applicable federal and state securities laws;

         (q) The prospectus of the Acquired Fund, dated May 1, 1997 (the "Acquired Fund Prospectus"), previously furnished to the Acquiring Fund, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

4.2 The Trust II on behalf of the Acquiring Fund represents, warrants and covenants to the Acquired Fund as follows:

         (a)      The  Trust II is a  business  trust  duly  organized,  validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry out the Agreement. Neither the Trust II nor the Acquiring Fund is required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would subject it to any material liability or disability. The Trust II has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted;

         (b) The Trust II is a registered investment company classified as a management company and its registration with the Commission as an investment company under the 1940 Act is in full force and effect. The Acquiring Fund is a diversified series of the Trust II;

         (c) The prospectus (the "Acquiring Fund Prospectus") and statement of additional information for Class A and Class B shares of the Acquiring Fund, each dated May 1, 1997, and any amendments or supplements thereto on or prior to the Closing Date, and the Registration Statement on Form N-14 to be filed in connection with this Agreement (the "Registration Statement") (other than written information furnished by the Acquired Fund for inclusion therein, as covered by the Acquired Fund's warranty in Paragraph 4.1(m) hereof) will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder, the Acquiring Fund Prospectus does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and the Registration Statement will not include any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

         (d) At the Closing Date, the Trust II on behalf of the Acquiring Fund will have good and marketable title to the assets of the Acquiring Fund;

         (e) The Trust II and the Acquiring Fund are not, and the execution, delivery and performance of their obligations under this Agreement will not result, in violation of any provisions of the Trust II's Declaration, or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust II or the Acquiring Fund is a party or by which the Trust II or the Acquiring Fund is bound;

         (f) Except as otherwise disclosed in writing and accepted by the Acquired Fund, no material litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or threatened against the Trust II or the Acquiring Fund or any of the Acquiring Fund's properties or assets. The Trust II knows of no facts which might form the basis for the institution of such proceedings, and neither the Trust II nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or its ability to consummate the transactions herein contemplated;

         (g) The unaudited statement of assets and liabilities, including the schedule of investments, of the Acquiring Fund as of June 30, 1997 and the related statement of operations for the six months then ended, and the statement of changes in net assets for the year ended August 31, 1996, and the period from September 1, 1996 to December 31, 1996, and the six months ended June 30, 1997 (copies of which have been furnished to the Acquired Fund) present fairly in all material respects the financial condition of the Acquiring Fund as of June 30, 1997 and the results of its operations for the period then ended in accordance with generally accepted accounting principles consistently applied, and there were no known actual or contingent liabilities of the Acquiring Fund as of the respective dates thereof not disclosed therein;

         (h) Since June 30, 1997, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Trust II on behalf of the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed to and accepted by the Acquired Fund;

         (i) Each of the Acquiring Fund and its predecessors has qualified as a regulated investment company for each taxable year of its operation and the Acquiring Fund will qualify as such as of the Closing Date;

         (j) The authorized capital of the Trust II consists of an unlimited number of shares of beneficial interest, no par value per share. All issued and outstanding shares of beneficial interest of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable by the Trust II. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares of beneficial interest, nor is there outstanding any security convertible into any of its shares of beneficial interest;

         (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Trust II on behalf of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms;

         (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement, when so issued and delivered, will be duly and validly issued shares of beneficial interest of the Acquiring Fund and will be fully paid and nonassessable by the Trust II;

         (m) The information to be furnished by the Acquiring Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations applicable thereto; and

         (n) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by the Agreement, except for the registration of the Acquiring Fund Shares under the 1933 Act and the 1940 Act.

5.       COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

5.1 Except as expressly contemplated herein to the contrary, the Trust on behalf of the Acquired Fund and the Trust II on behalf of Acquiring Fund, will operate their respective businesses in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions and any other distributions necessary or desirable to avoid federal income or excise taxes.

5.2 The Trust will call a meeting of the Acquired Fund shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

5.3 The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired by the Acquired Fund for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

5.4 The Trust on behalf of the Acquired Fund will provide such information within its possession or reasonably obtainable as the Trust II on behalf of the Acquiring Fund requests concerning the beneficial ownership of the Acquired Fund's shares of beneficial interest.

5.5 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund each shall take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

5.6 The Trust on behalf of the Acquired Fund shall furnish to the Trust II on behalf of the Acquiring Fund on the Closing Date the Statement of Assets and Liabilities of the Acquired Fund as of the Closing Date, which statement shall be prepared in accordance with generally accepted accounting principles consistently applied and shall be certified by the Acquired Fund's Treasurer or Assistant Treasurer. As promptly as practicable but in any case within 60 days after the Closing Date, the Acquired Fund shall furnish to the Acquiring Fund, in such form as is reasonably satisfactory to the Trust II, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes and of any capital loss carryovers and other items that will be carried over to the Acquiring Fund as a result of Section 381 of the Code, and which statement will be certified by the President of the Acquired Fund.

5.7 The Trust II on behalf of the Acquiring Fund will prepare and file with the Commission the Registration Statement in compliance with the 1933 Act and the 1940 Act in connection with the issuance of the Acquiring Fund Shares as contemplated herein.

5.8      The  Trust  on  behalf  of the  Acquired  Fund  will  prepare  a  Proxy
         Statement, to be included in the Registration Statement in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the

         "1934 Act"), and the 1940 Act and the rules and regulations thereunder (collectively, the "Acts") in connection with the special meeting of shareholders of the Acquired Fund to consider approval of this Agreement.

6.       CONDITIONS  PRECEDENT  TO  OBLIGATIONS  OF THE  TRUST ON  BEHALF OF THE
         ACQUIRED FUND

The obligations of the Trust on behalf of the Acquired Fund to complete the transactions provided for herein shall be, at its election, subject to the performance by the Trust II on behalf of the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

6.1 All representations and warranties of the Trust II on behalf of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date; and

6.2 The Trust II on behalf of the Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by the Trust II's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Trust II on behalf of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Trust on behalf of the Acquired Fund shall reasonably request.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST II ON BEHALF OF THE ACQUIRING FUND

The obligations of the Trust II on behalf of the Acquiring Fund to complete the transactions provided for herein shall be, at its election, subject to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

7.2 The Trust on behalf of the Acquired Fund shall have delivered to the Trust II on behalf of the Acquiring Fund the Statement of Assets and Liabilities of the Acquired Fund, together with a list of its portfolio securities showing the federal income tax bases and holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Trust;

7.3 The Trust on behalf of the Acquired Fund shall have delivered to the Trust II on behalf of the Acquiring Fund on the Closing Date a certificate executed in the name of the Acquired Fund by a President or Vice President and a Treasurer or Assistant Treasurer of the Trust, in form and substance satisfactory to the Trust II on behalf of the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Trust II on behalf of the Acquiring Fund shall reasonably request; and

7.4 At or prior to the Closing Date, the Acquired Fund's investment adviser, or an affiliate thereof, shall have made all payments, or applied all credits, to the Acquired Fund required by any applicable contractual expense limitation.

8.       FURTHER CONDITIONS  PRECEDENT TO OBLIGATIONS OF THE TRUST AND THE TRUST
         II

The obligations hereunder of the Trust II on behalf of the Acquiring Fund and the Trust on behalf of the Acquired Fund are each subject to the further conditions that on or before the Closing Date:

8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of the Acquired Fund in accordance with the provisions of the Trust's Declaration and By-Laws, and certified copies of the resolutions evidencing such approval by the Acquired Fund's shareholders shall have been delivered by the Acquired Fund to the Trust II on behalf of the Acquiring Fund;

8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain changes or other relief in connection with, this Agreement or the transactions contemplated herein;

8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and their "no-action" positions) deemed necessary by the Trust or the Trust II to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may waive any such conditions for itself;

8.4 The Registration Statement shall have become effective under the 1933 Act and the 1940 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act or the 1940 Act;

8.5      The Acquired  Fund shall have  distributed  to its  shareholders,  in a distribution or distributions qualifying for the deduction for dividends paid under Section 561 of the Code, all of its investment company taxable income (as defined in Section 852(b)(2) of the Code determined without regard to Section 852(b)(2)(D) of the Code) for its taxable year ending on the Closing Date, all of the excess of (i) its interest income excludable from gross income under Section 103(a) of the Code over (ii) its deductions disallowed under Sections 265 and 171(a)(2) of the Code for its taxable year ending on the Closing Date, and all of its net capital gain (as such term is used in Sections 852(b)(3)(A) and (C) of the Code), after reduction by any available capital loss carryforward, for its taxable year ending on the Closing Date; and

8.6 The parties shall have received an opinion of Hale and Dorr LLP, satisfactory to the Trust on behalf of the Acquired Fund and the Trust II on behalf of the Acquiring Fund, substantially to the effect that for federal income tax purposes:

         (a) The acquisition by the Acquiring Fund of all of the assets of the Acquired Fund solely in exchange for the issuance of Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund, followed by the distribution by the Acquired Fund, in liquidation of the Acquired Fund, of Acquiring Fund Shares to the shareholders of the Acquired Fund in exchange for their shares of beneficial interest of the Acquired Fund and the termination of the Acquired Fund, will constitute a
                  "reorganization" within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

         (b)      No gain or loss will be  recognized  by the Acquired Fund upon
                  (i) the transfer of all of its assets to the Acquiring Fund solely in exchange for the issuance of Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund; and (ii) the distribution by the Acquired Fund of such Acquiring Fund Shares to the shareholders of the Acquired Fund;

         (c) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the issuance of the Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund;

         (d) The basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be, in each instance, the same as the basis of those assets in the hands of the Acquired Fund immediately prior to the transfer;

         (e) The tax holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will, in each instance, include the Acquired Fund's tax holding period for those assets;

         (f) The shareholders of the Acquired Fund will not recognize gain or loss upon the exchange of all of their shares of beneficial interest of the Acquired Fund solely for Acquiring Fund Shares as part of the transaction;

         (g) The basis of the Acquiring Fund Shares received by the Acquired Fund shareholders in the transaction will be the same as the basis of the shares of beneficial interest of the Acquired Fund surrendered in exchange therefor; and

         (h) The tax holding period of the Acquiring Fund Shares received by the Acquired Fund shareholders will include, for each shareholder, the tax holding period for the shares of the Acquired Fund surrendered in exchange therefor, provided that the Acquired Fund shares were held as capital assets on the date of the exchange.

The Trust II and the Trust agree to make and provide representations with respect to the Acquiring Fund and the Acquired Fund, respectively, which are reasonably necessary to enable Hale and Dorr LLP to deliver an opinion substantially as set forth in this Paragraph 8.6. Notwithstanding anything herein to the contrary, neither the Trust nor the Trust II may waive the conditions set forth in this Paragraph 8.6.

9.       BROKERAGE FEES AND EXPENSES

9.1 The Trust II on behalf of the Acquiring Fund, and the Trust on behalf of the Acquired Fund each represent and warrant to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

9.2 The Acquiring Fund and the Acquired Fund shall each be liable solely for its own expenses incurred in connection with entering into and carrying out the provisions of this Agreement whether or not the transactions contemplated hereby are consummated.

10.      ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1 The Trust II on behalf of the Acquiring Fund, and the Trust on behalf of the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein or referred to in Paragraph 4 hereof and that this Agreement constitutes the entire agreement between the parties.

10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.      TERMINATION

11.1 This Agreement may be terminated by the mutual agreement of the Trust II, on behalf of the Acquiring Fund, and the Trust on behalf of the Acquired Fund. In addition, either party may at its option terminate this Agreement at or prior to the Closing Date:

         (a)      because   of  a   material   breach   by  the   other  of  any
                  representation, warranty, covenant or agreement contained herein to be performed at or prior to the Closing Date;

         (b) because of a condition herein expressed to be precedent to the obligations of the terminating party which has not been met and which reasonably appears will not or cannot be met;

         (c) by resolution of the Trust II's Board of Trustees if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interests of the Acquiring Fund's shareholders; or

         (d) by resolution of the Trust's Board of Trustees if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interests of the Acquired Fund's shareholders.

11.2 In the event of any such termination, there shall be no liability for damages on the part of the Trust II, the Acquiring Fund, the Trust, or the Acquired Fund, or the Trustees or officers of the Trust II or the Trust, but each party shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement.

12.      AMENDMENTS

This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon by the authorized officers of the Trust and the Trust II. However, following the meeting of shareholders of the Acquired Fund held pursuant to Paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions regarding the method for determining the number of Acquiring Fund Shares to be received by the Acquired Fund shareholders under this Agreement to the detriment of such shareholders without their further approval; provided that nothing contained in this Article 12 shall be construed to prohibit the parties from amending this Agreement to change the Closing Date.

13.      NOTICES

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to the Acquiring Fund or to the Acquired Fund, each at 101 Huntington Avenue, Boston, Massachusetts 02199, Attention:
President, and, in either case, with copies to Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, Attention: Pamela J.
Wilson, Esq.

14.      HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

14.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

14.3 This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

14.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the prior written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

14.5 All persons dealing with the Trust or the Trust II must look solely to the property of the Trust or the Trust II, respectively, for the enforcement of any claims against the Trust or the Trust II as the Trustees, officers, agents and shareholders of the Trust or the Trust II assume no personal liability for obligations entered into on behalf of the Trust or the Trust II, respectively. None of the other series of the Trust or the Trust II shall be responsible for any obligations assumed by on or behalf of the Acquired Fund or the Acquiring Fund, respectively, under this Agreement.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first set forth above by its President or Vice President and has caused its corporate seal to be affixed hereto.

                                    JOHN HANCOCK INVESTMENT TRUST on behalf of
                                    JOHN HANCOCK GROWTH AND INCOME FUND



                                    By:
                                    -----------------------------------------
                                              Anne C. Hodsdon
                                                 President




                                    JOHN HANCOCK CAPITAL SERIES on behalf of
                                    JOHN HANCOCK UTILITIES FUND



                                    By:
                                    -----------------------------------------
                                                Susan S. Newton
                                         Vice President and Secretary

JOHN HANCOCK


GROWTH AND
INCOME FUNDS


[LOGO]

--------------------------------------------------------------------------------

PROSPECTUS
MAY 1, 1997

This prospectus gives vital information about these funds. For your own benefit and protection, please read it before you invest, and keep it on hand for future reference.

Please note that these funds:

-   are not bank deposits
-   are not federally insured
-   are not endorsed by any bank or government agency
-   are not guaranteed to achieve their goal(s)

Like all mutual fund shares, these securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

GROWTH AND INCOME FUND

INDEPENDENCE EQUITY FUND

SOVEREIGN BALANCED FUND

SOVEREIGN INVESTORS FUND

SPECIAL VALUE FUND

UTILITIES FUND


[LOGO]
JOHN HANCOCK FUNDS
A GLOBAL INVESTMENT MANAGEMENT FIRM

101 Huntington Avenue, Boston, Massachusetts 02199-7603

CONTENTS

--------------------------------------------------------------------------------

A fund-by-fund look at goals, strategies, risks, expenses and financial history.

GROWTH AND INCOME FUND                                                        4


INDEPENDENCE EQUITY FUND                                                      6


SOVEREIGN BALANCED FUND                                                       8


SOVEREIGN INVESTORS FUND                                                     10


SPECIAL VALUE FUND                                                           12


UTILITIES FUND                                                               14



Policies and instructions for opening, maintaining and closing an account in any growth and income fund.

YOUR ACCOUNT

CHOOSING A SHARE CLASS                                                       16

HOW SALES CHARGES ARE CALCULATED                                             16

SALES CHARGE REDUCTIONS AND WAIVERS                                          17

OPENING AN ACCOUNT                                                           17

BUYING SHARES                                                                18

SELLING SHARES                                                               19

TRANSACTION POLICIES                                                         21

DIVIDENDS AND ACCOUNT POLICIES                                               21

ADDITIONAL INVESTOR SERVICES                                                 22



Details that apply to the growth and income funds as a group.

FUND DETAILS

BUSINESS STRUCTURE                                                           23

SALES COMPENSATION                                                           24

MORE ABOUT RISK                                                              26



FOR MORE INFORMATION                                                 back cover

OVERVIEW
--------------------------------------------------------------------------------


GOAL OF THE GROWTH AND INCOME FUNDS

John Hancock growth and income funds invest for varying combinations of income and capital appreciation. Each fund has its own emphasis with regard to income, growth and total return, and has its own strategy and risk/reward profile. Because you could lose money by investing in these funds, be sure to read all risk disclosure carefully before investing.

WHO MAY WANT TO INVEST

These funds may be appropriate for investors who:

- are looking for a more conservative alternative to exclusively growth-oriented funds

-   need an investment to form the core of a portfolio

-   seek above-average total return over the long term

-   are retired or nearing retirement

Growth and income funds may NOT be appropriate if you:

-   are investing for maximum return over a long time horizon

-   require a high degree of stability of your principal


THE MANAGEMENT FIRM

All John Hancock growth and income funds are managed by John Hancock Advisers, Inc. Founded in 1968, John Hancock Advisers is a wholly owned subsidiary of John Hancock Mutual Life Insurance Company and manages more than $20 billion in assets.


FUND INFORMATION KEY

Concise fund-by-fund descriptions begin on the next page. Each description provides the following information:

[BULLSEYE]
Goal and strategy The fund's particular investment goals and the strategies it intends to use in pursuing those goals.

[OPEN FOLDER]
Portfolio securities The primary types of securities in which the fund invests. Secondary investments are described in "More about risk" at the end of the prospectus.

[GRAPH]
Risk factors The major risk factors associated with the fund.

[PERSON]
Portfolio management The individual or group (including subadvisers, if any) designated by the investment adviser to handle the fund's day-to-day management.

[PERCENT SIGN]
Expenses The overall costs borne by an investor in the fund, including sales charges and annual expenses.

[DOLLAR SIGN]
Financial highlights A table showing the fund's financial performance for up to ten years, by share class. A bar chart showing total return allows you to compare the fund's historical risk level to those of other funds.

GROWTH AND INCOME FUND

REGISTRANT NAME: JOHN HANCOCK INVESTMENT TRUST
                                TICKER SYMBOL    CLASS A: TAGRX   CLASS B: TSGWX
--------------------------------------------------------------------------------


GOAL AND STRATEGY

[BULLSEYE]
The fund seeks the highest total return (capital appreciation plus current income) that is consistent with reasonable safety of capital. To pursue this goal, the fund invests in a diversified portfolio of stocks, bonds and money market instruments. Although the fund may concentrate in any of these securities, under normal circumstances it invests primarily in stocks. The fund may not invest more than 25% of assets in any one industry.

PORTFOLIO SECURITIES

[OPEN FOLDER]
The fund may invest in most types of securities, including:

-   common and preferred stocks, warrants and convertible securities

- U.S. Government and agency debt securities, including mortgage-backed securities

-   corporate bonds, notes and other debt securities of any maturity


The fund may invest up to 15% of net assets in junk bonds, including convertible securities, that may be rated as low as CC/Ca and their unrated equivalents.


The fund may invest up to 25% of assets in foreign securities (35% during adverse U.S. market conditions); however, foreign securities typically have not exceeded 5% of assets. To a limited extent, the fund also may invest in certain higher-risk securities, and may engage in other investment practices.

For temporary defensive purposes, the fund may invest some or all of its assets in investment-grade short-term securities.

RISK FACTORS

[GRAPH]
As with any growth and income fund, the value of your investment will fluctuate in response to stock and bond market movements.

To the extent that it invests in certain securities, the fund may be affected by additional risks:

-   foreign securities: currency, information, natural event and political risks

-   mortgage-backed securities: extension and prepayment risks

These risks are defined in "More about risk" starting on page 26. This section also details other higher-risk securities and practices that the fund may utilize. Before you invest, please read "More about risk" carefully.

PORTFOLIO MANAGEMENT

[PERSON]
Timothy E. Keefe, CFA, has been the leader of the fund's portfolio management team since joining John Hancock Funds in July 1996. He is a senior vice president of the adviser and has been in the investment business since 1987.

INVESTOR EXPENSES

[PERCENT SIGN]
Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

SHAREHOLDER TRANSACTION EXPENSES                           CLASS A         CLASS B
--------------------------------                           -------         -------
Maximum sales charge imposed on purchases
(as a percentage of offering price)                         5.00%           none

Maximum sales charge imposed on
reinvested dividends                                        none            none

Maximum deferred sales charge                               none(1)         5.00%

Redemption fee(2)                                           none            none

Exchange fee                                                none            none

ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
-------------------------------------------------------------
Management fee                                               0.625%        0.625%

12b-1 fee(3)                                                 0.250%        1.00%


Other expenses                                               0.355%        0.355%

Total fund operating expenses                                1.230%        1.980%


Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.

SHARE CLASS                             YEAR 1     YEAR 3      YEAR 5     YEAR 10
-----------                             ------     ------      ------     -------

Class A shares                            $62        $87        $114        $191

Class B shares

  Assuming redemption
  at end of period                        $70        $92        $127        $211

  Assuming no redemption                  $20        $62        $107        $211


This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."

(2) Does not include wire redemption fee (currently $4.00).

(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


4  GROWTH AND INCOME FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
[DOLLAR SIGN]
The figures below have been audited
by the fund's independent auditors,
Ernst & Young LLP.

                                                                                                                    FOUR
                                                                                                                   MONTHS
                                                                                                                  --------

VOLATILITY, AS INDICATED BY CLASS A
YEAR-BY-YEAR TOTAL INVESTMENT RETURN (%)   22.58  (9.86)  23.47  0.18  23.80  10.47  13.64  (2.39)  19.22  15.33  14.53(4)
(scale varies from fund to fund)



CLASS A - PERIOD ENDED:                     8/87      8/88      8/89      8/90      8/91      8/92        8/93         8/94
-----------------------                     ----      ----      ----      ----      ----      ----        ----         ----
PER SHARE OPERATING PERFORMANCE

Net asset value, beginning of period      $ 11.11   $ 12.04   $  8.83   $ 10.19   $  9.87   $ 11.77     $  12.43     $  12.08

Net investment income (loss)                 0.42      0.50      0.55      0.20      0.20      0.32(2)      0.40(2)      0.32(2)

Net realized and unrealized gain (loss)
  on investments                             1.77     (1.73)     1.42     (0.18)     2.07      0.89         1.12        (0.61)

Total from investment operations             2.19     (1.23)     1.97      0.02      2.27      1.21         1.52        (0.29)

Less distributions

  Dividends from net investment income      (0.38)    (0.49)    (0.61)    (0.27)    (0.19)    (0.25)       (0.42)       (0.37)

  Distributions from net realized gain
    on investments sold                     (0.88)    (1.49)      --      (0.07)    (0.18)    (0.30)       (1.45)         --

  Total distributions                       (1.26)    (1.98)    (0.61)    (0.34)    (0.37)    (0.55)       (1.87)       (0.37)

Net asset value, end of period            $ 12.04   $  8.83   $ 10.19   $  9.87   $ 11.77   $ 12.43     $  12.08     $  11.42

TOTAL INVESTMENT RETURN AT NET ASSET
  VALUE(3) (%)                              22.58     (9.86)    23.47      0.18     23.80     10.47        13.64        (2.39)

Ratios and supplemental data

Net assets, end of period
  (000s omitted) ($)                       90,974    69,555    70,513    63,150    77,461    89,682      115,780      121,160

Ratio of expenses to average net
  assets (%)                                 1.21      1.29      1.12      1.29      1.38      1.34         1.29         1.31

Ratio of net investment income (loss)
  to average net assets (%)                  3.86      5.45      6.07      1.96      1.90      2.75         3.43         2.82

Portfolio turnover rate (%)                   138       120       214        69        70       119          107          195

Average brokerage commission rate(6) ($)      N/A       N/A       N/A       N/A       N/A       N/A          N/A          N/A




CLASS A - PERIOD ENDED:                       8/95         8/96       12/96(1)
-----------------------                       ----         ----       --------
PER SHARE OPERATING PERFORMANCE

Net asset value, beginning of period        $  11.42     $  13.38     $  15.07

Net investment income (loss)                    0.21(2)      0.19(2)      0.05(2)

Net realized and unrealized gain (loss)
  on investments                                1.95         1.84         2.15

Total from investment operations                2.16         2.03         2.20

Less distributions

  Dividends from net investment income         (0.20)       (0.19)       (0.08)

  Distributions from net realized gain
    on investments sold                          --         (0.15)       (1.57)

  Total distributions                          (0.20)       (0.34)       (1.65)

Net asset value, end of period              $  13.38     $  15.07     $  15.62

TOTAL INVESTMENT RETURN AT NET ASSET
  VALUE(3) (%)                                 19.22        15.33        14.53(4)

Ratios and supplemental data

Net assets, end of period
  (000s omitted) ($)                         130,183      139,548      163,154

Ratio of expenses to average net
  assets (%)                                    1.30         1.17         1.22(5)

Ratio of net investment income (loss)
  to average net assets (%)                     1.82         1.28         0.85(5)

Portfolio turnover rate (%)                       99           74           26

Average brokerage commission rate(6) ($)         N/A       0.0665       0.0692



CLASS B - PERIOD ENDED:                                  8/91(7)      8/92      8/93      8/94       8/95       8/96     12/96(1)
-----------------------                                  -------    -------   -------   --------   --------   --------   --------
PER SHARE OPERATING PERFORMANCE

Net asset value, beginning of period                     $11.52     $ 11.77   $ 12.44   $  12.10   $  11.44   $  13.41   $  15.10

Net investment income (loss)(2)                            --          0.23      0.30       0.24       0.13       0.08       0.01

Net realized and unrealized gain (loss) on investments     0.25        0.89      1.12      (0.61)      1.96       1.85       2.14

Total from investment operations                           0.25        1.12      1.42      (0.37)      2.09       1.93       2.15

Less distributions:

  Dividends from net investment income                     --         (0.15)    (0.31)     (0.29)     (0.12)     (0.09)     (0.02)

  Distributions from net realized gain on
  investments sold                                         --         (0.30)    (1.45)      --         --        (0.15)     (1.57)

  Total distributions                                      --         (0.45)    (1.76)     (0.29)     (0.12)     (0.24)     (1.59)

Net asset value, end of period                           $11.77     $ 12.44   $ 12.10   $  11.44   $  13.41   $  15.10   $  15.66

TOTAL INVESTMENT RETURN AT NET ASSET VALUE(3) (%)          2.17(4)     9.67     12.64      (3.11)     18.41      14.49      14.15(4)

Ratios and supplemental data

Net assets, end of period (000s omitted) ($)              7,690      29,826    65,010    114,025    114,723    125,781    146,399

Ratio of expenses to average net assets (%)                2.19(5)     2.07      2.19       2.06       2.03       1.90       1.98(5)

Ratio of net investment income (loss) to average
net assets (%)                                             1.46(5)     2.02      2.53       2.07       1.09       0.55       0.10(5)

Portfolio turnover rate (%)                                  70         119       107        195         99         74         26

Average brokerage commission rate(6) ($)                    N/A         N/A       N/A        N/A        N/A     0.0665     0.0692

(1) Effective December 31, 1996, the fiscal year end changed from August 31 to December 31.

(2) Based on the average of the shares outstanding at the end of each month.

(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.

(4) Not annualized.

(5) Annualized.

(6) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.

(7) Class B shares commenced operations on August 22, 1991.


                                                       GROWTH AND INCOME FUND  5

INDEPENDENCE EQUITY FUND

REGISTRANT NAME: JOHN HANCOCK CAPITAL SERIES
                                TICKER SYMBOL    CLASS A: JHDCX   CLASS B: JHIDX
--------------------------------------------------------------------------------

GOAL AND STRATEGY

[BULLSEYE]
The fund seeks above-average total return (capital appreciation plus current income). To pursue this goal, the fund invests primarily in a diversified stock portfolio whose risk profile is similar to that of the S&P 500 index. The fund does not invest exclusively in S&P 500 stocks.

In choosing stocks, the fund uses a proprietary computer model (NIXDEX) to identify stocks that appear to be undervalued. The fund favors those undervalued stocks that are selected by its model and that are believed to have improving fundamentals. The fund may not invest more than 25% of assets in any one industry.

PORTFOLIO SECURITIES

[OPEN FOLDER]
Under normal circumstances, the fund invests at least 65% of assets in common stocks. It may also invest in warrants, preferred stocks and investment-grade convertible debt securities.

The fund may invest in foreign securities in the form of American Depository Receipts (ADRs) and U.S. dollar-denominated securities of foreign issuers traded on U.S. exchanges. To a limited extent the fund also may invest in certain higher-risk securities, and may engage in other investment practices.

For temporary defensive purposes, the fund may invest some or all of its assets in investment-grade short-term securities.

RISK FACTORS

[GRAPH]
As with any growth and income fund, the value of your investment will fluctuate in response to stock and bond market movements. Because the fund follows an index-tracking strategy, it is likely to remain fully invested even if the fund's managers anticipate a market downturn.

To the extent that it invests in foreign securities, the fund may be affected by additional risks, such as information, natural event and political risks. These risks are defined in "More about risk" starting on page 26. This section also details other higher-risk securities and practices that the fund may utilize. Please read "More about risk" carefully before you invest.

MANAGEMENT/SUBADVISER

[PERSON]
The fund's investment decisions are made by a portfolio management team, and no individual is primarily responsible for making them. Team members are employees of Independence Investment Associates, Inc., the fund's subadviser and a subsidiary of John Hancock Mutual Life Insurance Company.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[PERCENT SIGN]
Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

SHAREHOLDER TRANSACTION EXPENSES                           CLASS A         CLASS B
--------------------------------                           -------         -------
Maximum sales charge imposed on purchases
(as a percentage of offering price)                         5.00%           none

Maximum sales charge imposed on
reinvested dividends                                        none            none

Maximum deferred sales charge                               none(1)         5.00%

Redemption fee(2)                                           none            none

Exchange fee                                                none            none


ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
-------------------------------------------------------------

Management fee(3)                                           0.75%           0.75%

12b-1 fee(4)                                                0.30%           1.00%

Other expenses                                              0.68%           0.68%

Total fund operating expenses                               1.73%           2.43%


EXAMPLE The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.



SHARE CLASS                             YEAR 1     YEAR 3      YEAR 5      YEAR 10
-----------                             ------     ------      ------      -------
Class A shares                           $67        $102        $139        $244

Class B shares

  Assuming redemption
  at end of period                       $75        $106        $150        $259

  Assuming no redemption                 $25        $ 76        $130        $259

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."

(2) Does not include wire redemption fee (currently $4.00).

(3) Management fee includes a subadviser fee equal to 55% of the management fee.

(4) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.



6  INDEPENDENCE EQUITY FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[DOLLAR SIGN]
The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.


VOLATILITY, AS INDICATED BY CLASS A
YEAR-BY-YEAR TOTAL INVESTMENT RETURN (%)

(scale varies from fund to fund)             10.95(5)    13.58     6.60      16.98     29.12     10.33(5)
                                                                                                 seven
                                                                                                 months



------------------------------------------------------------------------------------------------------------------------------------
CLASS A - PERIOD ENDED:                                                5/92(1)     5/93      5/94      5/95      5/96       12/96(2)
------------------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING PERFORMANCE
Net asset value, beginning of period                                 $10.00      $10.98    $12.16    $12.68    $14.41     $ 17.98
Net investment income (loss)                                           0.15        0.22      0.28(3)   0.32(3)   0.20(3)    0.13(3)
Net realized and unrealized gain (loss) on investments                 0.94        1.25      0.52      1.77      3.88       1.72
Total from investment operations                                       1.09        1.47      0.80      2.09      4.08       1.85
Less distributions:
  Dividends from net investment income                                (0.11)      (0.23)    (0.23)    (0.28)    (0.22)     (0.14)
  Distributions from net realized gain on investments sold               --       (0.06)    (0.05)    (0.08)    (0.29)     (0.27)
  Total distributions                                                 (0.11)      (0.29)    (0.28)    (0.36)    (0.51)     (0.41)
Net asset value, end of period                                       $10.98      $12.16    $12.68    $14.41    $17.98    $ 19.42
TOTAL INVESTMENT RETURN AT NET ASSET VALUE(4) (%)                     10.95(5)    13.58      6.60     16.98     29.12      10.33(5)
Total adjusted investment return at net asset value(4,6) (%)           9.28(5)    11.40      6.15     16.94     28.47      10.08(5)
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (000s omitted) ($)                          2,622      12,488    66,612   101,418    14,878     31,013
Ratio of expenses to average net assets (%)                            1.66(7)     0.76      0.70      0.70      0.94       1.30(7)
Ratio of adjusted expenses to average net assets(8) (%)                3.38(7)     2.94      1.15      0.74      1.59       1.73(7)
Ratio of net investment income (loss) to average net assets (%)        1.77(7)     2.36      2.20      2.43      1.55       1.16(7)
Ratio of adjusted net investment income (loss) to average
net assets(8) (%)                                                      0.05(7)     0.18      1.75      2.39      0.90       0.73(7)
Portfolio turnover rate (%)                                              53          53        43        71       157         35
Fee reduction per share ($)                                            0.15        0.20      0.06(3)  0.005(3)   0.08(3)    0.05(3)
Average brokerage commission rate(9) ($)                                N/A         N/A       N/A       N/A       N/A     0.0326



------------------------------------------------------------------------------------------------------------------------------------
CLASS B - PERIOD ENDED:                                                                                          5/96(1)   12/96(2)
------------------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING PERFORMANCE
Net asset value, beginning of period                                                                           $15.25     $17.96
Net investment income (loss)(3)                                                                                  0.09       0.05
Net realized and unrealized gain (loss) on investments                                                           2.71       1.72
Total from investment operations                                                                                 2.80       1.77
Less distributions:
  Dividends from net investment income                                                                          (0.09)     (0.05)
  Distributions from net realized gain on investments sold                                                         --      (0.27)
  Total distributions                                                                                           (0.09)     (0.32)
Net asset value, end of period                                                                                 $17.96     $19.41
TOTAL INVESTMENT RETURN AT NET ASSET VALUE(4) (%)                                                               18.46(5)    9.83(5)
Total adjusted investment return at net asset value(4,6) (%)                                                    17.59(5)    9.58(5)
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (000s omitted) ($)                                                                   15,125     42,461
Ratio of expenses to average net assets (%)                                                                      2.00(7)    2.00(7)
Ratio of adjusted expenses to average net assets(8) (%)                                                          3.21(7)    2.43(7)
Ratio of net investment income (loss) to average net assets (%)                                                  0.78(7)    0.45(7)
Ratio of adjusted net investment income (loss) to average
net assets(8) (%)                                                                                              (0.43)(7)    0.02(7)
Portfolio turnover rate (%)                                                                                      157          35
Fee reduction per share(3) ($)                                                                                  0.13        0.05
Average brokerage commission rate(9) ($)                                                                         N/A      0.0326

(1) Class A and Class B shares commenced operations on June 10, 1991 and September 7, 1995, respectively.
(2) Effective December 31, 1996, the fiscal year end changed from May 31 to December 31.
(3) Based on the average of the shares outstanding at the end of each month.
(4) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(5)      Not annualized.
(6) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(7)      Annualized.
(8)      Unreimbursed, without fee reduction.
(9) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.



                                                      INDEPENDENCE EQUITY FUND 7

SOVEREIGN BALANCED FUND

REGISTRANT NAME:  JOHN HANCOCK INVESTMENT TRUST
TICKER SYMBOL    CLASS A: SVBAX   CLASS B:                                 SVBBX
--------------------------------------------------------------------------------

GOAL AND STRATEGY

[BULLSEYE]
The fund seeks current income, long-term growth of capital and income, and preservation of capital. To pursue these goals, the fund allocates its assets among a diversified mix of debt and equity securities. While the relative weightings of debt and equity securities will shift over time, at least 25% of assets will be invested in senior debt securities. The fund may not invest more than 25% of assets in any one industry.


PORTFOLIO SECURITIES

[OPEN FOLDER]
The fund may invest in any type or class of security, including (but not limited to) stocks, warrants, U.S. Government and agency securities, corporate debt securities, investment-grade short-term securities, foreign currencies and options and futures contracts.

The fund's stock investments are exclusively in companies that have increased their dividend payout in each of the last ten years. Up to 25% of the fund's bond investments may be rated from BB/Ba to C (junk bonds).

The fund may invest up to 35% of assets in foreign securities; however, these typically have not exceeded 5% of assets. To a limited extent, the fund also may invest in certain higher-risk securities, and may engage in other investment practices.

For temporary defensive purposes, the fund may invest some or all of its assets in investment-grade short-term securities.


RISK FACTORS

[GRAPH]
As with any growth and income fund, the value of your investment will fluctuate in response to stock and bond market movements. To the extent that it invests in certain securities, the fund may be affected by additional risks:

o junk bonds: above-average credit, market and other risks

o foreign securities: currency, information, natural event and political risks

o mortgage-backed securities: extension and prepayment risks

These risks are listed and defined in "More about risk" starting on page 26. This section also details other higher-risk securities and practices that the fund may utilize. Please read "More about risk" carefully before you invest.


MANAGEMENT/SUBADVISER

[PERSON]
John F. Snyder III and Barry H. Evans, CFA, lead the fund's portfolio management team. Mr. Snyder, an investment manager since 1971, is an executive vice president of Sovereign Asset Management Corporation, the fund's subadviser and a subsidiary of John Hancock Funds. Mr. Evans, a senior vice president of the adviser, has been in the investment business since joining John Hancock Funds in 1986.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[PERCENT SIGN]
Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.



 SHAREHOLDER TRANSACTION EXPENSES        CLASS A   CLASS B
 --------------------------------        -------   -------
 Maximum sales charge imposed on
 purchases (as a percentage of
 offering price)                         5.00%     none

 Maximum sales charge imposed on
 reinvested dividends                    none      none

 Maximum deferred sales charge           none(1)   5.00%

 Redemption fee(2)                       none      none
 Exchange fee                            none      none


 ANNUAL FUND OPERATING EXPENSES
(AS A % OF AVERAGE NET ASSETS)
------------------------------

 Management fee(3)                       0.60%     0.60%

 12b-1 fee(4)                            0.30%     1.00%
 Other expenses                          0.39%     0.39%

 Total fund operating expenses           1.29%     1.99%


EXAMPLE The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.


 SHARE CLASS                     YEAR 1  YEAR 3   YEAR 5   YEAR 10
 -----------------------------------------------------------------
 Class A shares                    $62     $89      $117     $198

 Class B shares
   Assuming redemption
   at end of period                $70     $92      $127     $214

   Assuming no redemption          $20     $62      $107     $214

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.


(1) Except for investments of $1 million or more; see "How sales charges are calculated."

(2) Does not include wire redemption fee (currently $4.00).

(3) Management fee includes a subadviser fee equal to 40% of the stock portion of the management fee.

(4) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


8   SOVEREIGN BALANCED FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[DOLLAR SIGN]
The figures below have been audited by the fund's independent auditors, Ernst & Young LLP.


Volatility, as indicated by Class A year-by-year total investment return (%)
(scale varies from fund to fund)

                                                                    2.37(4)     11.38   (3.51)  24.23   12.13



 CLASS A - PERIOD ENDED:                                             12/92(1)   12/93   12/94   12/95     12/96
 -----------------------                                             --------   ------   -----  ------    ------
 PER SHARE OPERATING PERFORMANCE
 Net asset value, beginning of period                                $10.00     $10.19  $10.74   $9.84    $11.75
 Net investment income (loss)                                          0.04(2)    0.46    0.50    0.44(2)   0.41(2)
 Net realized and unrealized gain (loss) on investments                0.20       0.68   (0.88)   1.91      0.99
 Total from investment operations                                      0.24       1.14   (0.38)   2.35      1.40
 Less distributions:
   Dividends from net investment income                               (0.05)     (0.45)  (0.50)  (0.44)    (0.41)
   Distributions from net realized gain on investments sold              --      (0.14)  (0.02)     --     (0.47)
   Total distributions                                                (0.05)     (0.59)  (0.52)  (0.44)    (0.88)
 Net asset value, end of period                                      $10.19     $10.74   $9.84  $11.75    $12.27
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(3) (%)                     2.37(4)   11.38   (3.51)  24.23     12.13
 Total adjusted investment return at net asset value(3,5) (%)          2.34(4)      --      --      --        --
 RATIOS AND SUPPLEMENTAL DATA
 Net assets, end of period (000s omitted) ($)                         5,796     62,218  61,952  69,811    71,242
 Ratio of expenses to average net assets (%)                           2.79(6)    1.45    1.23    1.27      1.29
 Ratio of adjusted expenses to average net assets(7) (%)               2.94(6)      --      --      --        --
 Ratio of net investment income (loss) to average net assets (%)       3.93(6)    4.44    4.89    3.99      3.33
 Ratio of adjusted net investment income (loss) to average
 net assets(7) (%)                                                     3.78(6)      --      --      --        --
 Portfolio turnover rate (%)                                              0         85      78      45        80
 Fee reduction per share ($)                                         0.0016(2)      --      --      --        --
 Average brokerage commission rate(8) ($)                               N/A        N/A     N/A     N/A    0.0700



 CLASS B - PERIOD ENDED:                                             12/92(1)   12/93   12/94    12/95    12/96
 -----------------------                                             --------   ------  -----    -----    -----
 PER SHARE OPERATING PERFORMANCE
 Net asset value, beginning of period                                $10.00     $10.20  $10.75   $9.84    $11.74
 Net investment income (loss)                                          0.03(2)    0.37    0.43    0.36(2)   0.32(2)
 Net realized and unrealized gain (loss) on investments                0.20       0.70   (0.89)   1.90      1.01
 Total from investment operations                                      0.23       1.07   (0.46)   2.26      1.33
 Less distributions:
   Dividends from net investment income                               (0.03)     (0.38)  (0.43)  (0.36)    (0.33)
   Distributions from net realized gain on investments sold              --      (0.14)  (0.02)     --     (0.47)
   Total distributions                                                (0.03)     (0.52)  (0.45)  (0.36)    (0.80)
 Net asset value, end of period                                      $10.20     $10.75   $9.84  $11.74    $12.27
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(3) (%)                     2.29(4)   10.63   (4.22)  23.30     11.46
 Total adjusted investment return at net asset value(3,5) (%)          2.26(4)      --      --      --        --
 RATIOS AND SUPPLEMENTAL DATA
 Net assets, end of period (000s omitted) ($)                        14,311     78,775  79,176  87,827    90,855
 Ratio of expenses to average net assets (%)                           3.51(6)    2.10    1.87    1.96      1.99
 Ratio of adjusted expenses to average net assets(7) (%)               3.66(6)      --      --      --        --
 Ratio of net investment income (loss) to average net assets (%)       3.21(6)    4.01    4.25    3.31      2.63
 Ratio of adjusted net investment income (loss) to average
 net assets(7) (%)                                                     3.06(6)      --      --      --        --
 Portfolio turnover rate (%)                                              0         85      78      45        80
 Fee reduction per share ($)                                         0.0012(2)      --      --      --        --
 Average brokerage commission rate(8) ($)                               N/A        N/A     N/A     N/A    0.0700

(1) Class A and Class B shares commenced operations on October 5, 1992. This period is covered by the report of other independent auditors (not included herein).

(2) Based on the average of the shares outstanding at the end of each month.

(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.


(4) Not annualized.

(5) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.

(6) Annualized.

(7) Unreimbursed, without fee reduction.

(8) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.


                                                    SOVEREIGN BALANCED FUND    9

SOVEREIGN INVESTORS FUND

REGISTRANT NAME: JOHN HANCOCK INVESTMENT TRUST
TICKER SYMBOL    CLASS A: SOVIX   CLASS B: SOVBX
--------------------------------------------------------------------------------

GOAL AND STRATEGY

[BULLS EYE]
The fund seeks long-term growth of capital and of income without assuming undue market risks. Under normal circumstances, the fund invests most of its assets in a diversified selection of stocks, although it may respond to market conditions by investing in other types of securities such as bonds or short-term securities. The fund may not invest more than 25% of assets in any one industry.

Currently, the fund utilizes a "dividend performers" strategy in selecting common stocks, investing exclusively in companies that have increased their dividend payout in each of the last ten years.


PORTFOLIO SECURITIES

[OPEN FOLDER]
The fund may invest in most types of securities, including:

- common and preferred stocks, warrants and convertible securities

- U.S. Government and agency debt securities, including mortgage-backed securities

- corporate bonds, notes and other debt securities of any maturity

The fund's bond investments are primarily investment-grade, although up to 5% of assets may be invested in junk bonds rated as low as C and their unrated equivalents. To a limited extent, the fund may invest in certain higher-risk securities, and may engage in other investment practices.

For temporary defensive purposes, the fund may invest some or all of its assets in investment-grade short-term securities.


RISK FACTORS

[GRAPH]
As with any growth and income fund, the value of your investment will fluctuate in response to stock and bond market movements. To the extent that the fund invests in higher-risk securities, it takes on additional risks that could adversely affect its performance. Before you invest, please read "More about risk" starting on page 26.


MANAGEMENT/SUBADVISER

[PERSON]
John F. Snyder III and Barry H. Evans, CFA, lead the fund's portfolio management team. Mr. Snyder, an investment manager since 1971, is an executive vice president of Sovereign Asset Management Corporation, the fund's subadviser and a subsidiary of John Hancock Funds. Mr. Evans, a senior vice president of the adviser, has been in the investment business since joining John Hancock Funds in 1986.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[PERCENT]
Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.


 SHAREHOLDER TRANSACTION EXPENSES        CLASS A   CLASS B
 --------------------------------        -------   -------
 Maximum sales charge imposed on
 purchases (as a percentage of
 offering price)                         5.00%     none

 Maximum sales charge imposed on
 reinvested dividends                    none      none

 Maximum deferred sales charge           none(1)   5.00%

 Redemption fee(2)                       none      none

 Exchange fee                            none      none


 ANNUAL FUND OPERATING EXPENSES
 (AS A % OF AVERAGE NET ASSETS)
 Management Fee(3)                       0.57%     0.57%

 12b-1 fee(4)                            0.30%     1.00%

 Other expenses                          0.26%     0.34%

 Total fund operating expenses           1.13%     1.91%

EXAMPLE The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.



 Share class                   Year 1  Year 3   Year 5   Year 10
 -----------                   ------  ------   ------   -------
 Class A shares                  $61     $84      $109     $181

 Class B shares
   Assuming redemption
   at end of period              $69     $90      $123     $203

   Assuming no redemption        $19     $60      $103     $203


This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.


(1) Except for investments of $1 million or more; see "How sales charges are calculated."

(2) Does not include wire redemption fee (currently $4.00).

(3) Management fee includes a subadviser fee equal to 40% of the management fee.

(4) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


10  SOVEREIGN INVESTORS FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[DOLLAR SIGN]
The figures below have been audited by the fund's independent auditors, Ernst & Young LLP.


VOLATILITY, AS INDICATED BY CLASS A
YEAR-BY-YEAR TOTAL INVESTMENT RETURN (%)
(scale varies from fund to fund)
                                             0.28   11.23   23.76   4.38    30.48   7.23    5.71    (1.85)   29.15    17.57




 CLASS A - PERIOD ENDED:                                     12/87(1,2)  12/88(1)   12/89(1)    12/90(1)    12/91(1,3)
 -----------------------                                     ----------  --------   --------    --------    ----------
 PER SHARE OPERATING PERFORMANCE

 Net asset value, beginning of period                        $ 12.36     $ 10.96    $ 11.19     $ 12.60     $ 11.94
 Net investment income (loss)                                   0.53        0.57       0.59        0.58        0.54

 Net realized and unrealized gain (loss) on investments        (0.45)       0.65       2.01       (0.05)       3.03
 Total from investment operations                               0.08        1.22       2.60        0.53)       3.57

 Less distributions:
   Dividends from net investment income                        (0.58)      (0.61)     (0.61)      (0.59)      (0.53)

   Distributions from net realized gain on investments sold     0.90       (0.38)     (0.58)      (0.60)      (0.67)
   Total distributions                                         (1.48)      (0.99)     (1.19)      (1.19)      (1.20)

 Net asset value, end of period                              $ 10.96     $ 11.19    $ 12.60     $ 11.94     $ 14.31
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(5) (%)              0.28       11.23      23.76        4.38       30.48

 RATIOS AND SUPPLEMENTAL DATA
 Net assets, end of period (000s omitted) ($)                 40,564      45,861     66,466      83,470     194,055

 Ratio of expenses to average net assets (%)                    0.85        0.86       1.07        1.14        1.18
 Ratio of net investment income (loss) to average
 net assets (%)                                                 3.96        4.97       4.80        4.77        4.01

 Portfolio turnover rate (%)                                      59          35         40          55          67
 Average brokerage commission rate(6) ($)                        N/A         N/A        N/A         N/A         N/A



 CLASS A - PERIOD ENDED:                                     12/92(1)      12/93         12/94         12/95          12/96
 -----------------------                                     --------    ---------     ---------     ---------     ---------
 PER SHARE OPERATING PERFORMANCE

 Net asset value, beginning of period                        $ 14.31     $   14.78     $   15.10     $   14.24     $   17.87
 Net investment income (loss)                                   0.47          0.44          0.46          0.40          0.36(4)

 Net realized and unrealized gain (loss) on investments         0.54          0.39         (0.75)         3.71          2.77
 Total from investment operations                               1.01          0.83         (0.29)         4.11          3.13

 Less distributions:
   Dividends from net investment income                        (0.45)        (0.42)        (0.46         (0.40)        (0.36)

   Distributions from net realized gain on investments sold    (0.09         (0.09)        (0.11         (0.08)        (1.16)
   Total distributions                                         (0.54)        (0.51)        (0.57         (0.48)        (1.52)

 Net asset value, end of period                              $ 14.78     $   15.10     $   14.24     $   17.87     $   19.48
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(5) (%)              7.23          5.71         (1.85)        29.15         17.57

 RATIOS AND SUPPLEMENTAL DATA
 Net assets, end of period (000s omitted) ($)                872,932     1,258,575     1,090,231     1,280,321     1,429,523

 Ratio of expenses to average net assets (%)                    1.13          1.10          1.16          1.14          1.13
 Ratio of net investment income (loss) to average
 net assets (%)                                                 3.32          2.94          3.13          2.45          1.86

 Portfolio turnover rate (%)                                      30            46            45            46            59
 Average brokerage commission rate(6) ($)                        N/A           N/A           N/A           N/A        0.0696




 CLASS B - PERIOD ENDED:                                             12/94(7)     12/95      12/96
 -----------------------                                             --------     ------     ------
 PER SHARE OPERATING PERFORMANCE

 Net asset value, beginning of period                                $15.02       $14.24     $17.86
 Net investment income (loss)(4)                                       0.38         0.27       0.21

 Net realized and unrealized gain (loss) on investment                (0.69)        3.71       2.77
 Total from investment operations                                     (0.31)        3.98       2.98

 Less distributions:
   Dividends from net investment income                               (0.36)       (0.28)     (0.22)

   Distributions from net realized gain on investments sold           (0.11)       (0.08)     (1.16)
   Total distributions                                                (0.47)       (0.36)     (1.38)

 Net asset value, end of period                                      $14.24       $17.86     $19.46
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(5) (%)                    (2.04)(8)    28.16      16.67

 RATIOS AND SUPPLEMENTAL DATA
 Net assets, end of period (000s omitted) ($)                       128,069      257,781    406,523

 Ratio of expenses to average net assets (%)                           1.86(9)      1.90       1.91
 Ratio of net investment income (loss) to average net assets (%)       2.57(9)      1.65       1.10

 Portfolio turnover rate (%)                                             45           46         59
 Average brokerage commission rate(6) ($)                               N/A          N/A     0.0696

(1) These periods are covered by the report of other independent auditors (not included herein).

(2) Restated for 2-for-1 stock split effective April 29, 1987.

(3) On October 23, 1991, John Hancock Advisers, Inc. became the investment adviser of the fund.

(4) Based on the average of the shares outstanding at the end of each month.

(5) Assumes dividend reinvestment and does not reflect the effect of sales charges.

(6) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.

(7) Class B shares commenced operations on January 3, 1994.

(8) Not annualized.

(9) Annualized.


                                                   SOVEREIGN INVESTORS FUND   11

SPECIAL VALUE FUND
REGISTRANT NAME: JOHN HANCOCK CAPITAL SERIES
TICKER SYMBOL    CLASS A: SPVAX   CLASS B: SPVBX
--------------------------------------------------------------------------------

GOAL AND STRATEGY

[BULLSEYE]
The fund seeks capital appreciation, with income as a secondary consideration. To pursue this goal, the fund invests primarily in stocks that appear comparatively undervalued and are out of favor. The fund looks for companies of any size whose earnings power or asset value does not appear to be reflected in the current stock price, and whose stocks thus have potential for appreciation. The fund also takes a "margin of safety" approach, seeking those stocks that are believed to have limited downside risk. The fund may not invest more than 25% of assets in any one industry.


PORTFOLIO SECURITIES
[OPEN FOLDER]
The fund invests primarily in the common stocks of U.S. companies. It may also invest in warrants, preferred stocks and convertible securities.


The fund may invest up to 50% of assets in foreign securities, including American Depository Receipts. The fund may invest up to 15% of net assets in junk bonds, including convertible securities, that may be rated as low as CC/Ca and their unrated equivalents. To a limited extent, the fund also may invest in certain higher-risk securities and may engage in other investment practices.

For temporary defensive purposes, the fund may invest some or all of its assets in investment-grade short-term securities.



RISK FACTORS
[GRAPH]
As with any growth and income fund, the value of your investment will fluctuate. Even comparatively undervalued stocks typically fall in price during broad market declines. Small- and medium-sized company stocks, which may comprise a portion of the fund's portfolio, tend to be more volatile than the market as a whole.

To the extent that it invests in foreign securities, the fund may be affected by additional risks, such as currency, information, natural event and political risks. These risks are defined in "More about risk" starting on page 26. This section also details other higher-risk securities and practices that the fund may utilize. Please read "More about risk" carefully before you invest.


PORTFOLIO MANAGEMENT
[PERSON]
Timothy E. Keefe, CFA, has been the leader of the fund's portfolio management team since August 1996. He is a senior vice president of the adviser. He joined John Hancock Funds in July 1996 and has been in the investment business since 1987.


INVESTOR EXPENSES
[PERCENT]
Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.


 SHAREHOLDER TRANSACTION EXPENSES                            CLASS A      CLASS B
 --------------------------------                            -------      -------
Maximum sales charge imposed on purchases
(as a percentage of offering price)                          5.00%          none

Maximum sales charge imposed on
reinvested dividends                                         none           none

Maximum deferred sales charge                                none(1)        5.00%

Redemption fee(2)                                            none           none

Exchange fee                                                 none           none



 ANNUAL FUND OPERATING EXPENSES
(AS A % OF AVERAGE NET ASSETS)
------------------------------
Management fee (after expense limitation)(3)                 0.00%         0.00%

12b-1 fee(4)                                                 0.30%         1.00%

Other expenses (after limitation)(3)                         0.69%         0.69%

Total fund operating expenses (after limitation)(3)          0.99%         1.69%


EXAMPLE The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.



 SHARE CLASS                                  YEAR 1   YEAR 3    YEAR 5   YEAR 10
 -----------                                  ------   ------    ------   -------
Class A shares                                  $60      $80      $102      $165

Class B shares
  Assuming redemption
  at end of period                              $67      $83      $112      $181

  Assuming no redemption                        $17      $53      $ 92      $181


This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.


(1) Except for investments of $1 million or more; see "How sales charges are calculated."

(2) Does not include wire redemption fee (currently $4.00).


(3) Reflects the adviser's agreement to limit expenses (except for 12b-1 and transfer agent expenses). Without this limitation, management fees would be 0.70% for each class, other expenses would be 0.70% for each class, and total fund operating expenses would be 1.70% for Class A and 2.40% for Class
    B. The adviser may terminate this limitation in the future.


(4) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


12  SPECIAL VALUE FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[DOLLAR SIGN]

The figures below have been audited by the fund's independent auditors, Ernst & Young LLP.


VOLATILITY, AS INDICATED BY CLASS A
YEAR-BY-YEAR TOTAL INVESTMENT RETURN (%)
(scale varies from fund to fund)             7.81(4)     20.26      12.91


------------------------------------------------------------------------------------------------------------------------
CLASS A - PERIOD ENDED:                                                                   12/94(1)  12/95     12/96
------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING PERFORMANCE
Net asset value, beginning of period                                                      $8.50     $8.99    $10.39
Net investment income (loss)(2)                                                            0.18      0.21      0.14
Net realized and unrealized gain (loss) on investments                                     0.48      1.60      1.17
Total from investment operations                                                           0.66      1.81      1.31
Less distributions:
  Dividends from net investment income                                                    (0.17)    (0.20)    (0.14)
  Distributions from net realized gain on investments sold                                   --     (0.21)    (1.24)
  Total distributions                                                                     (0.17)    (0.41)    (1.38)
Net asset value, end of period                                                            $8.99    $10.39    $10.32
TOTAL INVESTMENT RETURN AT NET ASSET VALUE(3) (%)                                          7.81(4)  20.26     12.91
Total adjusted investment return at net asset value(3,5) (%)                               7.30(4)  19.39     12.20
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (000s omitted) ($)                                              4,420    12,845    15,853
Ratio of expenses to average net assets (%)                                                0.99(6)   0.98      0.99
Ratio of adjusted expenses to average net assets(7) (%)                                    4.98(6)   1.85      1.70
Ratio of net investment income (loss) to average net assets (%)                            2.10(6)   2.04      1.31
Ratio of adjusted net investment income (loss) to average net assets(7) (%)               (1.89)(6)  1.17      0.60
Portfolio turnover rate (%)                                                                 0.3         9        72
Fee reduction per share (2) ($)                                                            0.34      0.09      0.08
Average brokerage commission rate(8) ($)                                                    N/A       N/A    0.0658



------------------------------------------------------------------------------------------------------------------------
CLASS B -  PERIOD ENDED:                                                                  12/94(1)  12/95     12/96
------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING PERFORMANCE
Net asset value, beginning of period                                                      $8.50     $9.00    $10.38
Net investment income (loss)(2)                                                            0.13      0.12     0.07
Net realized and unrealized gain (loss) on investments                                     0.48      1.59     1.17
Total from investment operations                                                           0.61      1.71     1.24
Less distributions:
  Dividends from net investment income                                                    (0.11)    (0.12)   (0.07)
  Distributions from net realized gain on investments sold                                   --     (0.21)   (1.24)
  Total distributions                                                                     (0.11)    (0.33)   (1.31)
Net asset value, end of period                                                            $9.00    $10.38   $10.31
TOTAL INVESTMENT RETURN AT NET ASSET VALUE(3) (%)                                          7.15(4)  19.11    12.14
Total adjusted investment return at net asset value(3,5) (%)                               6.64(4)  18.24    11.43
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (000s omitted) ($)                                              3,296    16,994   22,097
Ratio of expenses to average net assets (%)                                                1.72(6)   1.73     1.69
Ratio of adjusted expenses to average net assets(7) (%)                                    5.71(6)   2.60     2.40
Ratio of net investment income (loss) to average net assets (%)                            1.53(6)   1.21     0.62
Ratio of adjusted net investment income (loss) to average net assets(7) (%)               (2.46)(6)  0.34    (0.09)
Portfolio turnover rate (%)                                                                 0.3         9       72
Fee reduction per share (2)($)                                                             0.34      0.09     0.08
Average brokerage commission rate(8) ($)                                                    N/A       N/A   0.0658


(1)      Class A and Class B shares commenced operations on January 3, 1994.
(2) Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4)      Not annualized.
(5) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(6)      Annualized.
(7)      Unreimbursed, without fee reduction.
(8) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.


                                                           SPECIAL VALUE FUND 13

UTILITIES FUND

REGISTRANT NAME: JOHN HANCOCK CAPITAL SERIES
                              TICKER SYMBOL     CLASS A: JHUAX    CLASS B: JHUBX
--------------------------------------------------------------------------------

GOAL AND STRATEGY
[BULLSEYE]
The fund seeks current income and, to the extent consistent with this goal, growth of income and long-term growth of capital. To pursue this goal, the fund invests primarily in public utilities companies, such as those whose principal business involves the generation, handling or sale of electricity, natural gas, water, waste management services or non-broadcast telecommunications services. Under normal circumstances, the fund will invest at least 65% of assets in these companies. The fund may invest in other industries if fund management believes it would help the fund meet its goal.

PORTFOLIO SECURITIES
[OPEN FOLDER]
The fund invests primarily in the common stocks of U.S. and foreign companies. It may also invest in warrants, preferred stocks and convertible securities.

Foreign securities (including American Depository Receipts) and investment-grade debt securities may each comprise up to 25% of portfolio investments. To a limited extent, the fund also may invest in certain higher-risk securities, and may engage in other investment practices.

For temporary defensive purposes, the fund may invest some or all of its assets in investment-grade short-term securities.

RISK FACTORS
[GRAPH]
As with any growth and income fund, the value of your investment will fluctuate in response to stock and bond market movements. Because the fund concentrates on a narrow segment of the economy, its performance is largely dependent on that segment's performance. Utilities stocks may be adversely affected by numerous factors, including government regulation and deregulation, environmental issues, competition and rising interest rates.

To the extent that it invests in foreign securities, the fund may be affected by additional risks such as currency, information, natural event and political risks. These risks are defined in "More about risk" starting on page 26. This section also details other higher-risk securities and practices that the fund may utilize. Please read "More about risk" carefully before you invest.

PORTFOLIO MANAGEMENT
[PERSON]
Gregory K. Phelps, leader of the fund's portfolio management team since April 1996, is a vice president of the adviser. He joined John Hancock Funds in January 1995 and has been in the investment business since 1981.

--------------------------------------------------------------------------------
INVESTOR EXPENSES
[PERCENT]
Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

---------------------------------------------------------------
SHAREHOLDER TRANSACTION EXPENSES            CLASS A     CLASS B
---------------------------------------------------------------
Maximum sales charge imposed on purchases
(as a percentage of offering price)         5.00%       none
Maximum sales charge imposed on
reinvested dividends                        none        none
Maximum deferred sales charge               none(1)     5.00%
Redemption fee(2)                           none        none
Exchange fee                                none        none


-------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (AS A % OF AVERAGE NET ASSETS)
-------------------------------------------------------------------------------
Management fee (after expense limitation)(3)                    0.25%     0.25%
12b-1 fee(4)                                                    0.30%     1.00%
Other expenses                                                  0.51%     0.51%
Total fund operating expenses (after limitation)(3)             1.06%     1.76%


EXAMPLE The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.


------------------------------------------------------------------
SHARE CLASS                   YEAR 1  YEAR 3   YEAR 5   YEAR 10
------------------------------------------------------------------
Class A shares                $60     $82      $106     $173
Class B shares
  Assuming redemption
  at end of period            $68     $85      $115     $189
  Assuming no redemption      $18     $55      $ 95     $189


This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.


(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2)      Does not include wire redemption fee (currently $4.00).
(3) Reflects the adviser's agreement to limit expenses (except for 12b-1 and transfer agent expenses). Without this limitation, management fees would be 0.70% for each class and total fund operating expenses would be 1.51% for Class A and 2.21% for Class B. The adviser may terminate this limitation in the future.
(4) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.



14  UTILITIES FUND

FINANCIAL HIGHLIGHTS

               The figures below have been audited
[DOLLAR SIGN]  by the fund's independent auditors,
               Price Waterhouse LLP.

VOLATILITY, AS INDICATED BY CLASS A
YEAR-BY-YEAR TOTAL INVESTMENT RETURN (%)   (2.82)(4)   7.10   14.44   11.05(4)
(scale varies from fund to fund)                                      seven
                                                                      months


CLASS A - PERIOD ENDED:                                                           5/94(1)         5/95         5/96        12/96(2)
PER SHARE OPERATING PERFORMANCE
Net asset value, beginning of period                                          $   8.50       $    8.26    $    8.48    $    9.17
Net investment income (loss)(3)                                                   0.12            0.44         0.41         0.30
Net realized and unrealized gain (loss) on investments and
foreign currency transactions                                                    (0.36)           0.12         0.79         0.68
Total from investment operations                                                 (0.24)           0.56         1.20         0.98
Less distributions:
  Dividends from net investment income                                              --           (0.34)       (0.41)       (0.35)
  Distributions from net realized gains on investments sold                         --              --        (0.10)       (0.73)
  Total distributions                                                               --           (0.34)       (0.51)       (1.08)
Net asset value, end of period                                                $   8.26       $    8.48    $    9.17    $    9.07
TOTAL INVESTMENT RETURN AT NET ASSET VALUE(4) (%)                                (2.82)(5)        7.10        14.44        11.05(5)
Total adjusted investment return at net asset value(4,6) (%)                     (6.46)(5)        6.44        14.01       (10.78)(5)
RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (000s omitted) ($)                                       781          19,229       22,574       23,781
Ratio of expenses to average net assets (%)                                       1.00(7)         1.04         1.04         1.06(7)
Ratio of adjusted expenses to average net assets(8) (%)                          12.07(7)         1.70         1.47         1.51(7)
Ratio of net investment income (loss) to average net assets (%)                   4.53(7)         5.39         4.49         5.44(7)
Ratio of adjusted net investment income (loss) to average net assets(8) (%)      (6.54)(7)        4.73         4.06         4.99(7)
Portfolio turnover rate (%)                                                          6              98          124           48
Fee reduction per share (3)($)                                                    0.27            0.05         0.04         0.02
Average brokerage commission rate(9) ($)                                           N/A             N/A          N/A       0.0700



 CLASS B - PERIOD ENDED:                                                           5/94(1)         5/95         5/96        12/96(2)
 PER SHARE OPERATING PERFORMANCE
 Net asset value, beginning of period                                          $   8.50       $    8.25    $    8.45    $    9.14
 Net investment income (loss)(3)                                                   0.08            0.38         0.34         0.26
 Net realized and unrealized gain (loss) on investments and
 foreign currency transactions                                                    (0.33)           0.12         0.79         0.68
 Total from investment operations                                                 (0.25)           0.50         1.13         0.94
 Less distributions:
   Dividends from net investment income                                              --           (0.30)       (0.34)       (0.31)
   Distributions from net realized gains on investments sold                         --              --        (0.10)       (0.73)
   Total distributions                                                               --           (0.30)       (0.44)       (1.04)
 Net asset value, end of period                                                $   8.25       $    8.45    $    9.14    $    9.04
 TOTAL INVESTMENT RETURN AT NET ASSET VALUE(4) (%)                                (2.94)(5)        6.31        13.68        10.50(5)
 Total adjusted investment return at net asset value(4,6) (%)                     (6.58)(5)        5.65        13.25        10.23(5)
 RATIOS AND SUPPLEMENTAL DATA
 Net assets, end of period (000s omitted) ($)                                       445          38,344       47,759       51,043
 Ratio of expenses to average net assets (%)                                       1.72(7)         1.71         1.77         1.75(7)
 Ratio of adjusted expenses to average net assets(8) (%)                          12.79(7)         2.37         2.20         2.20(7)
 Ratio of net investment income (loss) to average net assets (%)                   4.20(7)         4.64         3.77         4.74(7)
 Ratio of adjusted net investment income (loss) to average net assets(8) (%)      (6.87)(7)        3.98         3.34         4.29(7)
 Portfolio turnover rate (%)                                                          6              98          124           48
 Fee reduction per share (3)($)                                                    0.27            0.05         0.04         0.02
 Average brokerage commission rate(9) ($)                                           N/A             N/A          N/A       0.0700

----------
(1)  Class A and Class B shares commenced operations on February 1, 1994.
(2) Effective December 31, 1996, the fiscal year end changed from May 31 to December 31.
(3)  Based on the average of the shares outstanding at the end of each month.
(4) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(5)  Not annualized.
(6) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(7)  Annualized.
(8)  Unreimbursed, without fee reduction.
(9) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.



                                                              UTILITIES FUND  15

YOUR ACCOUNT


--------------------------------------------------------------------------------
CHOOSING A SHARE CLASS

All John Hancock growth and income funds offer two classes of shares, Class A and Class B. Each class has its own cost structure, allowing you to choose the one that best meets your requirements. Your financial representative can help you decide.

 CLASS A                               CLASS B
-  Front-end sales charges, as        -  No front-end sales charge; all
   described below. There are            your money goes to work for
   several ways to reduce these          you right away.
   charges, also described below.
                                      -  Higher annual expenses than
-  Lower annual expenses than            Class A shares.
   Class B shares.
                                      -  A deferred sales charge on
                                         shares you sell within six
                                         years of purchase, as
                                         described below.

                                      -  Automatic conversion to Class
                                         A shares after eight years,
                                         thus reducing future annual
                                         expenses.

For actual past expenses of Class A and B shares, see the fund-by-fund information earlier in this prospectus.

Sovereign Investors Fund offers Class C shares, which have their own expense structure and are available to financial institutions only. Call Signature Services for more information (see the back cover of this prospectus).



--------------------------------------------------------------------------------
HOW SALES CHARGES ARE CALCULATED

Class A Sales charges are as follows:

 CLASS A SALES CHARGES

                            As a % of         As a % of your
 Your investment            offering price    investment
 Up to $49,999              5.00%             5.26%

 $50,000 - $99,999          4.50%             4.71%

 $100,000 - $249,999        3.50%             3.63%

 $250,000 - $499,999        2.50%             2.56%

 $500,000 - $999,999        2.00%             2.04%

 $1,000,000 and over        See below

Investments of $1 million or more Class A shares are available with no front-end sales charge. However, there is a contingent deferred sales charge (CDSC) on any shares sold within one year of purchase, as follows:


CDSC ON $1 MILLION+ INVESTMENTS

 Your investment                CDSC on shares being sold
 First $1M - $4,999,999         1.00%

 Next $1 - $5M above that       0.50%

 Next $1 or more above that     0.25%

For purposes of this CDSC, all purchases made during a calendar month are counted as having been made on the LAST day of that month.


The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any shares in your account that are not subject to a CDSC.


Class B Shares are offered at their net asset value per share, without any initial sales charge. However, there is a contingent deferred sales charge
(CDSC) on shares you sell within six years of buying them. There is no CDSC on shares acquired through reinvestment of dividends. The CDSC is based on the original purchase cost or the current market value of the shares being sold, whichever is less. The longer the time between the purchase and the sale of shares, the lower the rate of the CDSC:

 CLASS B DEFERRED CHARGES

 Years after purchase            CDSC on shares being sold
 1st year                        5.00%

 2nd year                        4.00%

 3rd or 4th year                 3.00%

 5th year                        2.00%

 6th year                        1.00%

 After 6 years                   None

For purposes of this CDSC, all purchases made during a calendar month are counted as having been made on the FIRST day of that month.


CDSC calculations are based on the number of shares involved, not on the value of your account. To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any shares in your account that carry no CDSC. If there are not enough of these to meet your request, we will sell those shares that have the lowest CDSC.


16  YOUR ACCOUNT

--------------------------------------------------------------------------------
SALES CHARGE REDUCTIONS AND WAIVERS


REDUCING YOUR CLASS A SALES CHARGES There are several ways you can combine multiple purchases of Class A shares of John Hancock funds to take advantage of the breakpoints in the sales charge schedule. The first three ways can be combined in any manner.

- Accumulation Privilege -- lets you add the value of any Class A shares you already own to the amount of your next Class A investment for purposes of calculating the sales charge.

- Letter of Intention -- lets you purchase Class A shares of a fund over a 13-month period and receive the same sales charge as if all shares had been purchased at once.

- Combination Privilege -- lets you combine Class A shares of multiple funds for purposes of calculating the sales charge.

To utilize: complete the appropriate section of your application, or contact your financial representative or Signature Services to add these options.


GROUP INVESTMENT PROGRAM A group may be treated as a single purchaser under the accumulation and combination privileges. Each investor has an individual account, but for sales charge purposes the group's investments are lumped together, making the investors potentially eligible for reduced sales charges. There is no charge, no obligation to invest (although initial aggregate investments must be at least $250) and individual investors may terminate their accounts at any time.


To utilize: contact your financial representative or Signature Services to find out how to qualify, or consult the SAI (see the back cover of the prospectus).

CDSC waivers As long as Signature Services is notified at the time you sell, the CDSC for either share class will generally be waived in the following cases:


-  to make payments through certain systematic withdrawal plans

-  to make certain distributions from a retirement plan

-  because of shareholder death or disability

To utilize: If you think you may be eligible for a CDSC waiver, contact your financial representative or Signature Services, or consult the SAI.

REINSTATEMENT PRIVILEGE If you sell shares of a John Hancock fund, you may reinvest some or all of the proceeds in the same share class of any John Hancock fund within 120 days without a sales charge, as long as Signature Services is notified before you reinvest. If you paid a CDSC when you sold your shares, you will be credited with the amount of the CDSC. All accounts involved must have the same registration.

To utilize: contact your financial representative or Signature Services.


WAIVERS FOR CERTAIN INVESTORS Class A shares may be offered without front-end sales charges or CDSCs to various individuals and institutions, including:

-  government entities that are prohibited from paying mutual fund sales charges

- financial institutions or common trust funds investing $1 million or more for non-discretionary accounts

-  selling brokers and their employees and sales representatives

- financial representatives utilizing fund shares in fee-based investment products under agreement with John Hancock Funds

- fund trustees and other individuals who are affiliated with these or other John Hancock funds

- individuals transferring assets to a John Hancock fund from an employee benefit plan that has John Hancock funds

-  members of an approved affinity group financial services program

-  certain insurance company contract holders (one-year CDSC usually applies)

- participants in certain retirement plans with at least 100 members (one-year CDSC applies)

To utilize: if you think you may be eligible for a sales charge waiver, contact your financial representative or Signature Services, or consult the SAI.



--------------------------------------------------------------------------------
OPENING AN ACCOUNT

1  Read this prospectus carefully.

2 Determine how much you want to invest. The minimum initial investments for the John Hancock funds are as follows:

   - non-retirement account: $1,000

   - retirement account: $250

   - group investments: $250

   - Monthly Automatic Accumulation Plan (MAAP): $25 to open; you must invest at least $25 a month

3 Complete the appropriate parts of the account application, carefully following the instructions. If you have questions, please contact your financial representative or call Signature Services at 1-800-225-5291.

4 Complete the appropriate parts of the account privileges section of the application. By applying for privileges now, you can avoid the delay and inconvenience of having to file an additional application if you want to add privileges later.


5 Make your initial investment using the table on the next page. You and your financial representative can initiate any purchase, exchange or sale of shares.



                                                                YOUR ACCOUNT  17

 BUYING SHARES

                         OPENING AN ACCOUNT                     ADDING TO AN ACCOUNT
 BY CHECK
 [CHECK]                 -  Make out a check for the            -  Make out a check for the
                            investment amount, payable to          investment amount payable to
                            "John Hancock Signature                "John Hancock Signature
                            Services, Inc."                        Services, Inc."

                         -  Deliver the check and your          -  Fill out the detachable
                            completed application to your          investment slip from an account
                            financial representative, or           statement. If no slip is
                            mail them to Signature Services        available, include a note
                            (address on next page).                specifying the fund name, your
                                                                   share class, your account number
                                                                   and the name(s) in which the
                                                                   account is registered.

                                                                -  Deliver the check and your
                                                                   investment slip or note to your
                                                                   financial representative, or
                                                                   mail them to Signature Services
                                                                   (address on next page).



 BY EXCHANGE
 [RIGHT/LEFT ARROWS]     -  Call your financial                 -  Call your financial
                            representative or Signature            representative or Signature
                            Services to request an exchange.       Services to request an exchange.



 BY WIRE
 [JAGGED ARROW]          -  Deliver your completed              -  Instruct your bank to wire the
                            application to your financial          amount of your investment to:
                            representative, or mail it to          First Signature Bank & Trust
                            Signature Services.                    Account # 900000260
                                                                   Routing # 211475000
                         -  Obtain your account number by          Specify the fund name, your
                            calling your financial                 share class, your account number
                            representative or Signature            and the name(s) in which the
                            Services.                              account is registered. Your bank
                                                                   may charge a fee to wire funds.
                         -  Instruct your bank to wire the
                            amount of your investment to:
                            First Signature Bank & Trust
                            Account # 900000260
                            Routing # 211475000
                            Specify the fund name, your
                            choice of share class, the new
                            account number and the name(s)
                            in which the account is
                            registered. Your bank may charge
                            a fee to wire funds.


 BY PHONE
 [PHONE]                 See "By wire" and "By exchange."       -  Verify that your bank or credit
                                                                   union is a member of the
                                                                   Automated Clearing House (ACH)
                                                                   system.

                                                                -  Complete the "Invest-By-Phone"
                                                                   and "Bank Information" sections
                                                                   on your account application.

                                                                -  Call Signature Services to
                                                                   verify that these features are
                                                                   in place on your account.

                                                                -  Tell the Signature Services
                                                                   representative the fund name,
                                                                   your share class, your account
                                                                   number, the name(s) in which the
                                                                   account is registered and the
                                                                   amount of your investment.


To open or add to an account using the Monthly Automatic Accumulation Program, see "Additional investor services."


18  YOUR ACCOUNT

 SELLING SHARES

                         DESIGNED FOR                           TO SELL SOME OR ALL OF YOUR SHARES
 BY LETTER
 [LETTER]                -  Accounts of any type.               -  Write a letter of instruction or
                                                                   complete a stock power
                         -  Sales of any amount.                   indicating the fund name, your
                                                                   share class, your account
                                                                   number, the name(s) in which the
                                                                   account is registered and the
                                                                   dollar value or number of shares
                                                                   you wish to sell.

                                                                -  Include all signatures and any
                                                                   additional documents that may be
                                                                   required (see next page).


                                                                -  Mail the materials to Signature
                                                                   Services.


                                                                -  A check will be mailed to the
                                                                   name(s) and address in which the
                                                                   account is registered, or
                                                                   otherwise according to your
                                                                   letter of instruction.


 BY PHONE
 [PHONE]                 -  Most accounts.                      -  For automated service 24 hours a
                                                                   day using your touch-tone phone,
                         -  Sales of up to $100,000.               call the EASI-Line at
                                                                   1-800-338-8080.


                                                                -  To place your order with a
                                                                   representative at John Hancock
                                                                   Funds, call Signature Services
                                                                   between 8 A.M. and 4 P.M.
                                                                   Eastern Time on most business
                                                                   days.



 BY WIRE OR ELECTRONIC
 FUNDS TRANSFER (EFT)
 [JAGGED ARROW]          -  Requests by letter to sell any      -  Fill out the "Telephone
                            amount (accounts of any type).         Redemption" section of your new
                                                                   account application.
                         -  Requests by phone to sell up to
                            $100,000 (accounts with             -  To verify that the telephone
                            telephone redemption                   redemption privilege is in place
                            privileges).                           on an account, or to request the
                                                                   forms to add it to an existing
                                                                   account, call Signature
                                                                   Services.

                                                                -  Amounts of $1,000 or more will
                                                                   be wired on the next business
                                                                   day. A $4 fee will be deducted
                                                                   from your account.

                                                                -  Amounts of less than $1,000 may
                                                                   be sent by EFT or by check.
                                                                   Funds from EFT transactions are
                                                                   generally available by the
                                                                   second business day. Your bank
                                                                   may charge a fee for this
                                                                   service.


 BY EXCHANGE
 [RIGHT/LEFT ARROWS]     -  Accounts of any type.               -  Obtain a current prospectus for
                                                                   the fund into which you are
                         -  Sales of any amount.                   exchanging by calling your
                                                                   financial representative or
                                                                   Signature Services.


                                                                -  Call your financial
                                                                   representative or Signature
                                                                   Services to request an exchange.


ADDRESS
JOHN HANCOCK SIGNATURE SERVICES, INC.
1 JOHN HANCOCK WAY, SUITE 1000
BOSTON, MA 02217-1000

PHONE
1-800-225-5291

OR CONTACT YOUR FINANCIAL REPRESENTATIVE
FOR INSTRUCTIONS AND ASSISTANCE.


To sell shares through a systematic withdrawal plan, see "Additional investor services."


                                                                YOUR ACCOUNT  19

SELLING SHARES IN WRITING In certain circumstances, you will need to make your request to sell shares in writing. You may need to include additional items with your request, as shown in the table below. You may also need to include a signature guarantee, which protects you against fraudulent orders. You will need a signature guarantee if:

-  your address of record has changed within the past 30 days

-  you are selling more than $100,000 worth of shares

- you are requesting payment other than by a check mailed to the address of record and payable to the registered owner(s)

You can generally obtain a signature guarantee from the following sources:

-  a broker or securities dealer

-  a federal savings, cooperative or other type of bank

-  a savings and loan or other thrift institution

-  a credit union

-  a securities exchange or clearing agency

A notary public CANNOT provide a signature guarantee.


 SELLER                                   REQUIREMENTS FOR WRITTEN REQUESTS  [LETTER]
Owners of individual, joint, sole         -  Letter of instruction.
proprietorship, UGMA/UTMA
(custodial accounts for minors) or        -  On the letter, the signatures
general partner accounts.                    and titles of all persons
                                             authorized to sign for the
                                             account, exactly as the account
                                             is registered.

                                          -  Signature guarantee if
                                             applicable (see above).


Owners of corporate or association        -  Letter of instruction.
accounts.
                                          -  Corporate resolution, certified
                                             within the past two years.


                                          -  On the letter and the
                                             resolution, the signature of the
                                             person(s) authorized to sign for
                                             the account.

                                          -  Signature guarantee if
                                             applicable (see above).

Owners or trustees of trust               -  Letter of instruction.
accounts.
                                          -  On the letter, the signature(s)
                                             of the trustee(s).


                                          -  If the names of all trustees are
                                             not registered on the account,
                                             please also provide a copy of
                                             the trust document certified
                                             within the past six months.


                                          -  Signature guarantee if
                                             applicable (see above).

Joint tenancy shareholders whose          -  Letter of instruction signed by
co-tenants are deceased.                     surviving tenant.

                                          -  Copy of death certificate.

                                          -  Signature guarantee if
                                             applicable (see above).

Executors of shareholder estates.         -  Letter of instruction signed by
                                             executor.

                                          -  Copy of order appointing
                                             executor.

                                          -  Signature guarantee if
                                             applicable (see above).

Administrators, conservators,             -  Call 1-800-225-5291 for
guardians and other sellers or               instructions.
account types not listed above.


20  YOUR ACCOUNT

--------------------------------------------------------------------------------
TRANSACTION POLICIES

VALUATION OF SHARES The net asset value per share (NAV) for each fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4 P.M. Eastern Time) by dividing a class's net assets by the number of its shares outstanding.

BUY AND SELL PRICES When you buy shares, you pay the NAV plus any applicable sales charges, as described earlier. When you sell shares, you receive the NAV minus any applicable deferred sales charges.

EXECUTION OF REQUESTS Each fund is open on those days when the New York Stock Exchange is open, typically Monday through Friday. Buy and sell requests are executed at the next NAV to be calculated after your request is accepted by Signature Services.

At times of peak activity, it may be difficult to place requests by phone. During these times, consider using EASI-Line or sending your request in writing.

In unusual circumstances, any fund may temporarily suspend the processing of sell requests, or may postpone payment of proceeds for up to three business days or longer, as allowed by federal securities laws.

TELEPHONE TRANSACTIONS For your protection, telephone requests may be recorded in order to verify their accuracy. In addition, Signature Services will take measures to verify the identity of the caller, such as asking for name, account number, Social Security or other taxpayer ID number and other relevant information. If appropriate measures are taken, Signature Services is not responsible for any losses that may occur to any account due to an unauthorized telephone call. Also for your protection, telephone transactions are not permitted on accounts whose names or addresses have changed within the past 30 days. Proceeds from telephone transactions can only be mailed to the address of record.

EXCHANGES You may exchange shares of one John Hancock fund for shares of the same class of any other, generally without paying any additional sales charges. The registration for both accounts involved must be identical. Class B shares will continue to age from the original date and will retain the same CDSC rate as they had before the exchange, except that the rate will change to the new fund's rate if that rate is higher. A CDSC rate that has increased will drop again with a future exchange into a fund with a lower rate.


To protect the interests of other investors in the fund, a fund may cancel the exchange privileges of any parties that, in the opinion of the fund, are using market timing strategies or making more than seven exchanges per owner or controlling party per calendar year. A fund may also refuse any exchange order. A fund may change or cancel its exchange policies at any time, upon 60 days' notice to its shareholders.

CERTIFICATED SHARES Most shares are electronically recorded. If you wish to have certificates for your shares, please write to Signature Services. Certificated shares can only be sold by returning the certificates to Signature Services, along with a letter of instruction or a stock power and a signature guarantee.

SALES IN ADVANCE OF PURCHASE PAYMENTS When you place a request to sell shares for which the purchase money has not yet been collected, the request will be executed in a timely fashion, but the fund will not release the proceeds to you until your purchase payment clears. This may take up to ten business days after the purchase.

ELIGIBILITY BY STATE You may only invest in, or exchange into, fund shares legally available in your state.


--------------------------------------------------------------------------------
DIVIDENDS AND ACCOUNT POLICIES

Account statements In general, you will receive account statements as follows:

- after every transaction (except a dividend reinvestment) that affects your account balance

-  after any changes of name or address of the registered owner(s)

-  in all other circumstances, every quarter

Every year you should also receive, if applicable, a Form 1099 tax information statement, mailed by January 31.

DIVIDENDS The funds generally distribute most or all of their net earnings in the form of dividends. Income dividends are typically paid quarterly, and capital gains dividends, if any, are typically paid annually.



                                                                YOUR ACCOUNT  21

DIVIDEND REINVESTMENTS Most investors have their dividends reinvested in additional shares of the same fund and class. If you choose this option, or if you do not indicate any choice, your dividends will be reinvested on the dividend record date. Alternatively, you can choose to have a check for your dividends mailed to you. However, if the check is not deliverable, your dividends will be reinvested.


TAXABILITY OF DIVIDENDS As long as a fund meets the requirements for being a tax-qualified regulated investment company, which each fund has in the past and intends to in the future, it pays no federal income tax on the earnings it distributes to shareholders.

Consequently, dividends you receive from a fund, whether reinvested or taken as cash, are generally considered taxable. Dividends from a fund's long-term capital gains are taxable as capital gains; dividends from other sources are generally taxable as ordinary income.

Some dividends paid in January may be taxable as if they had been paid the previous December. Corporations may be entitled to take a dividends-received deduction for a portion of certain dividends they receive.

The Form 1099 that is mailed to you every January details your dividends and their federal tax category, although you should verify your tax liability with your tax professional.


TAXABILITY OF TRANSACTIONS Any time you sell or exchange shares, it is considered a taxable event for you. Depending on the purchase price and the sale price of the shares you sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transactions.


SMALL ACCOUNTS (NON-RETIREMENT ONLY) If you draw down a non-retirement account so that its total value is less than $1,000, you may be asked to purchase more shares within 30 days. If you do not take action, your fund may close out your account and mail you the proceeds. Alternatively, Signature Services may charge you $10 a year to maintain your account. You will not be charged a CDSC if your account is closed for this reason, and your account will not be closed if its drop in value is due to fund performance or the effects of sales charges.

--------------------------------------------------------------------------------
ADDITIONAL INVESTOR SERVICES

MONTHLY AUTOMATIC ACCUMULATION PROGRAM (MAAP) MAAP lets you set up regular investments from your paycheck or bank account to the John Hancock fund(s) of your choice. You determine the frequency and amount of your investments, and you can terminate your program at any time. To establish:
- Complete the appropriate parts of your account application.
- If you are using MAAP to open an account, make out a check ($25 minimum) for your first investment amount payable to "John Hancock Signature Services, Inc." Deliver your check and application to your financial representative or Signature Services.


SYSTEMATIC WITHDRAWAL PLAN This plan may be used for routine bill payments or periodic withdrawals from your account. To establish:
- Make sure you have at least $5,000 worth of shares in your account.
- Make sure you are not planning to invest more money in this account (buying shares during a period when you are also selling shares of the same fund is not advantageous to you, because of sales charges).
- Specify the payee(s). The payee may be yourself or any other party, and there is no limit to the number of payees you may have, as long as they are all on the same payment schedule.
- Determine the schedule: monthly, quarterly, semi-annually, annually or in certain selected months.
- Fill out the relevant part of the account application. To add a systematic withdrawal plan to an existing account, contact your financial representative or Signature Services.


RETIREMENT PLANS John Hancock Funds offers a range of qualified retirement plans, including IRAs, SEPs, 401(k) plans, 403(b) plans (including TSAs) and other pension and profit-sharing plans. Using these plans, you can invest in any John Hancock fund (except tax-free income funds) with a low minimum investment of $250 or, for some group plans, no minimum investment at all. To find out more, call Signature Services at 1-800-225-5291.


22 YOUR ACCOUNT

--------------------------------------------------------------------------------
BUSINESS STRUCTURE

HOW THE FUNDS ARE ORGANIZED Each John Hancock growth and income fund is an open-end management investment company or a series of such a company.

Each fund is supervised by a board of trustees, an independent body that has ultimate responsibility for the fund's activities. The board retains various companies to carry out the fund's operations, including the investment adviser, custodian, transfer agent and others (see diagram). The board has the right, and the obligation, to terminate the fund's relationship with any of these companies and to retain a different company if the board believes it is in the shareholders' best interests.

At a mutual fund's inception, the initial shareholder (typically the adviser) appoints the fund's board. Thereafter, the board and the shareholders determine the board's membership. The boards of the John Hancock growth and income funds may include individuals who are affiliated with the investment adviser. However, the majority of board members must be independent.

The funds do not hold annual shareholder meetings, but may hold special meetings for such purposes as electing or removing board members, changing fundamental policies, approving a management contract or approving a 12b-1 plan (12b-1 fees are explained in "Sales compensation").

                                      ------------------
                                          Shareholders
                                      -------------------

                               ----------------------------------
                                 Financial services firms and
                                     their representatives

 Distribution                    Advise current and prospective
and shareholder                    shareholders on their fund
   services                     invesments, often in the context
                                  of an overall financial plan.
                               ------------------------------------
           ---------------------------------          -------------------------------------
                 Principal distributor                           Transfer agent

                John Hancock Funds, Inc.              John Hancock Signature Services, Inc.
                 101 Huntington Avenue                   1 John Hancock Way, Suite 1000
                 Boston, MA 02199-7603                       Boston, MA 02217-1000

           Markets the funds and distributes          Handles shareholder services, includ-
            shares through selling brokers,            ing record-keeping and statements,
             financial planners and other              distribution of dividends and pro-
              financial representatives.                cessing of buy and sell requests.
          ---------------------------------          -------------------------------------

----------------------------      ---------------------------      -----------------------------------
    Subadvisers                       Investment adviser                       Custodian

Independence Investment           John Hancock Advisers, Inc.          Investors Bank & Trust Co.
   Associates, Inc.                 101 Huntington Avenue                   89 South Street
   53 State Street                  Boston, MA 02199-7603                  Boston, MA 02111                   Asset
   Boston, MA 02109                                                                                         Management
                                      Manages the funds'           Holds the funds' assets, settles
   Sovereign Asset                   business and invest-          all portfolio trades and collects
Management Corporation                 ment activites.             most of the valuation data required
    One Westlakes                 ---------------------------      for calculating each fund's NAV.
1235 Westlakes Drive                                               -----------------------------------
 Berwyn, PA 19312
                                 --------------------------------
Provide portfolio management                 Trustees
 services to certain funds.
----------------------------     Supervise the funds' activities.
                                 --------------------------------


                                                                 FUND DETAILS 23

ACCOUNTING COMPENSATION The funds compensate the adviser for performing tax and financial management services. Annual compensation is not expected to exceed 0.02% of each fund's average net assets.


PORTFOLIO TRADES In placing portfolio trades, the adviser may use brokerage firms that market the fund's shares or are affiliated with John Hancock Mutual Life Insurance Company, but only when the adviser believes no other firm offers a better combination of quality execution (i.e., timeliness and completeness) and favorable price.


INVESTMENT GOALS Except for Growth and Income Fund, Sovereign Balanced Fund and Utilities Fund, each fund's investment goal is fundamental and may only be changed with shareholder approval.


DIVERSIFICATION All of the growth and income funds are diversified.


--------------------------------------------------------------------------------
SALES COMPENSATION

As part of their business strategies, the funds, along with John Hancock Funds, pay compensation to financial services firms that sell the funds' shares. These firms typically pass along a portion of this compensation to your financial representative.

Compensation payments originate from two sources: from sales charges and from 12b-1 fees that are paid out of the funds' assets ("12b-1" refers to the federal securities regulation authorizing annual fees of this type). The 12b-1 fee rates vary by fund and by share class, according to Rule 12b-1 plans adopted by the funds. The sales charges and 12b-1 fees paid by investors are detailed in the fund-by-fund information. The portions of these expenses that are reallowed to financial services firms are shown on the next page.

Distribution fees may be used to pay for sales compensation to financial services firms, marketing and overhead expenses and, for Class B shares, interest expenses.

CLASS B UNREIMBURSED DISTRIBUTION EXPENSES(1)


                           Unreimbursed      As a % of
Fund                       expenses          net assets

Growth and Income          $   3,586,396        2.57%

Independence Equity        $     345,426        1.30%

Sovereign Balanced         $   3,393,763        3.88%

Sovereign Investors        $  10,068,331        3.00%

Special Value              $     964,684        4.81%

Utilities                  $   2,350,903        4.73%


(1) As of the most recent fiscal year end covered by each fund's financial highlights. These expenses may be carried forward indefinitely.



INITIAL COMPENSATION Whenever you make an investment in a fund or funds, the financial services firm receives either a reallowance from the initial sales charge or a commission, as described below. The firm also receives the first year's service fee at this time.


ANNUAL COMPENSATION Beginning with the second year after an investment is made, the financial services firm receives an annual service fee of 0.25% of its total eligible net assets. This fee is paid quarterly in arrears.

Financial services firms selling large amounts of fund shares may receive extra compensation. This compensation, which John Hancock Funds pays out of its own resources, may include asset retention fees as well as reimbursement for marketing expenses.


24 FUND DETAILS

--------------------------------------------------------------------------------
CLASS A INVESTMENTS
--------------------------------------------------------------------------------

                                                         MAXIMUM
                                 SALES CHARGE            REALLOWANCE             FIRST YEAR              MAXIMUM
                                 PAID BY INVESTORS       OR COMMISSION           SERVICE FEE             TOTAL COMPENSATION(1)
                                 (% of offering price)   (% of offering price)   (% of net investment)   (% of offering price)
Up to $49,999                    5.00%                   4.01%                   0.25%                   4.25%
$50,000 - $99,999                4.50%                   3.51%                   0.25%                   3.75%
$100,000 - $249,999              3.50%                   2.61%                   0.25%                   2.85%
$250,000 - $499,999              2.50%                   1.86%                   0.25%                   2.10%
$500,000 - $999,999              2.00%                   1.36%                   0.25%                   1.60%

REGULAR INVESTMENTS OF
$1 MILLION OR MORE
First $1M - $4,999,999           --                      0.75%                   0.25%                   1.00%
Next $1 - $5M above that         --                      0.25%                   0.25%                   0.50%
Next $1 or more above that       --                      0.00%                   0.25%                   0.25%

Waiver investments(2)            --                      0.00%                   0.25%                   0.25%

--------------------------------------------------------------------------------
CLASS B INVESTMENTS
--------------------------------------------------------------------------------

                                                         MAXIMUM
                                                         REALLOWANCE             FIRST YEAR              MAXIMUM
                                                         OR COMMISSION           SERVICE FEE             TOTAL COMPENSATION
                                                         (% of offering price)   (% of net investment)   (% of offering price)
All amounts                                              3.75%                   0.25%                   4.00%

(1) Reallowance/commission percentages and service fee percentages are calculated from different amounts, and therefore may not equal total compensation percentages if combined using simple addition.
(2) Refers to any investments made by municipalities, financial institutions, trusts and affinity group members that take advantage of the sales charge waivers described earlier in this prospectus.

CDSC revenues collected by John Hancock Funds may be used to pay commissions when there is no initial sales charge.


                                                                 FUND DETAILS 25

--------------------------------------------------------------------------------
MORE ABOUT RISK

A fund's risk profile is largely defined by the fund's primary securities and investment practices. You may find the most concise description of each fund's risk profile in the fund-by-fund information.

The funds are permitted to utilize -- within limits established by the trustees -- certain other securities and investment practices that have higher risks and opportunities associated with them. On the following page are brief descriptions of these securities and practices, along with the risks associated with them. The funds follow certain policies that may reduce these risks.

As with any mutual fund, there is no guarantee that the performance of a John Hancock growth and income fund will be positive over any period of time.


--------------------------------------------------------------------------------
TYPES OF INVESTMENT RISK

CORRELATION RISK The risk that changes in the value of a hedging instrument will not match those of the asset being hedged (hedging is the use of one investment to offset the effects of another investment).

CREDIT RISK The risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation.

CURRENCY RISK The risk that fluctuations in the exchange rates between the U.S. dollar and foreign currencies may negatively affect an investment.

EXTENSION RISK The risk that an unexpected rise in interest rates will extend the life of a mortgage-backed security beyond the expected prepayment time, typically reducing the security's value.

INFORMATION RISK The risk that key information about a security or market is inaccurate or unavailable.

INTEREST RATE RISK The risk of market losses attributable to changes in interest rates. With fixed-rate securities, a rise in interest rates typically causes a fall in values, while a fall in rates typically causes a rise in values.

LEVERAGE RISK Associated with securities or practices (such as borrowing) that multiply small index or market movements into large changes in value.
- HEDGED When a derivative (a security whose value is based on another security or index) is used as a hedge against an opposite position that the fund also holds, any loss generated by the derivative should be substantially offset by gains on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains.
- SPECULATIVE To the extent that a derivative is not used as a hedge, the fund is directly exposed to the risks of that derivative. Gains or losses from speculative positions in a derivative may be substantially greater than the derivative's original cost.

LIQUIDITY RISK The risk that certain securities may be difficult or impossible to sell at the time and the price that the seller would like.

MANAGEMENT RISK The risk that a strategy used by a fund's management may fail to produce the intended result. Common to all mutual funds.

MARKET RISK The risk that the market value of a security may move up and down, sometimes rapidly and unpredictably. Common to all stocks and bonds and the mutual funds that invest in them.

NATURAL EVENT RISK The risk of losses attributable to natural disasters, crop failures and similar events.

OPPORTUNITY RISK The risk of missing out on an investment opportunity because the assets necessary to take advantage of it are tied up in less advantageous investments.

POLITICAL RISK The risk of losses directly attributable to government or political actions of any sort.

PREPAYMENT RISK The risk that unanticipated prepayments may occur, reducing the value of mortgage-backed securities.

VALUATION RISK The risk that a fund has valued certain of its securities at a higher price than it can sell them for.

--------------------------------------------------------------------------------
ANALYSIS OF FUNDS WITH 5% OR MORE IN JUNK BONDS(1)
--------------------------------------------------------------------------------

                  QUALITY RATING
                  (S&P/MOODY'S)(2)           SOVEREIGN BALANCED FUND

                  AAA/Aaa                    17.7%
INVESTMENT-       AA/Aa                       2.0%
GRADE BONDS       A/A                         5.1%
                  BBB/Baa                     4.2%
-----------------------------------------------------------------------
                  BB/Ba                       2.6%
                  B/B                         2.1%
JUNK BONDS        CCC/Caa                     0.0%
                  CC/Ca                       0.0%
                  C/C                         0.0%
                  % of portfolio in bonds    33.7%

- Rated by Standard & Poor's or Moody's

(1) Average weighted quality distribution for the most recent fiscal year.

(2) In cases where the S&P and Moody's ratings for a given bond issue do not agree, the issue has been counted in the higher category.


26 FUND DETAILS

--------------------------------------------------------------------------------
HIGHER-RISK SECURITIES AND PRACTICES
--------------------------------------------------------------------------------

This table shows each fund's investment limitations as a percentage of portfolio assets. In each case the principal types of risk are listed (see previous page for definitions). Numbers in this table show allowable usage only; for actual usage, consult the fund's annual/semi-annual reports.

10 Percent of total assets (italic type)
10 Percent of net assets (roman type)
/x/   No policy limitation on usage; fund may be using currently
/ /   Permitted, but has not typically been used
--     Not permitted

                                                                      Growth
                                                                       and    Independence  Sovereign  Sovereign  Special
                                                                      Income    Equity      Balanced   Investors   Value   Utilities
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT PRACTICES

BORROWING; REVERSE REPURCHASE AGREEMENTS The borrowing of
money from banks or through reverse repurchase agreements.
Leverage, credit risks.                                                33.3      33.3          33         --        33.3      33.3

REPURCHASE AGREEMENTS The purchase of a security that must
later be sold back to the issuer at the same price plus
interest. Credit risk.                                                  /X/       /X/         /X/        /X/         /X/       /X/

SECURITIES LENDING The lending of securities to financial
institutions, which provide cash or government securities as
collateral. Credit risk.                                                 33      33.3        33.3       33.3        33.3      33.3

SHORT SALES The selling of securities that have been borrowed on the expectation that the market price will drop.
- Hedged. Hedged leverage, market, correlation, liquidity,
  opportunity risks.                                                     --       / /         / /        / /         / /       / /
- Speculative. Speculative leverage, market, liquidity risks.            --       / /          --         --         / /        --

SHORT-TERM TRADING Selling a security soon after purchase. A portfolio engaging in short-term trading will have higher
turnover and transaction expenses. Market risk.                         /X/       /X/         /X/        /X/         /X/       /X/

WHEN-ISSUED SECURITIES AND FORWARD COMMITMENTS The purchase or sale of securities for delivery at a future date; market value may change before delivery. Market, opportunity, leverage
risks.                                                                  /X/       /X/         /X/        /X/         /X/       /X/

------------------------------------------------------------------------------------------------------------------------------------
CONVENTIONAL SECURITIES

NON-INVESTMENT-GRADE DEBT SECURITIES Debt securities rated
below BBB/Baa are considered junk bonds. Credit, market,
interest rate, liquidity, valuation and information risks.               15        --          25          5          15        --

FOREIGN SECURITIES Securities issued by foreign companies, as well as American or European depository receipts, which are
dollar-denominated securities typically issued by American or
European banks and are based on ownership of securities issued by foreign companies. Market, currency, information, natural
event, political risks.                                                  35       /X/          35        / /          50        25

RESTRICTED AND ILLIQUID SECURITIES Securities not traded on
the open market. May include illiquid Rule 144A securities.
Liquidity, valuation, market risks.                                      10        15          15         15          15        15

------------------------------------------------------------------------------------------------------------------------------------
LEVERAGED DERIVATIVE SECURITIES

FINANCIAL FUTURES AND OPTIONS; SECURITIES AND INDEX OPTIONS
Contracts involving the right or obligation to deliver or
receive assets or money depending on the performance of one or more assets or an economic index.
- Futures and related options. Interest rate, currency,
  market, hedged or speculative leverage, correlation,
  liquidity, opportunity risks.                                         /X/       / /         / /         --         /X/       / /
- Options on securities and indices. Interest rate, currency, market, hedged or speculative leverage, correlation,
  liquidity, credit, opportunity risks.                                  10(1)    / /           5(1)       5(1)        5(1)    / /

CURRENCY CONTRACTS Contracts involving the right or obligation to buy or sell a given amount of foreign currency at a
specified price and future date.
- Hedged. Currency, hedged leverage, correlation, liquidity,
  opportunity risks.                                                    /X/        --         /X/         --         /X/       /X/
- Speculative. Currency, speculative leverage, liquidity
  risks.                                                                 --        --          --         --          --        --

(1) Applies to purchased options only.


                                                                 FUND DETAILS 27

FOR MORE INFORMATION
--------------------------------------------------------------------------------

Two documents are available that offer further information on John Hancock growth and income funds:

ANNUAL/SEMI-ANNUAL REPORT TO SHAREHOLDERS
Includes financial statements, detailed performance information, portfolio holdings, a statement from portfolio management and the auditor's report.

STATEMENT OF ADDITIONAL INFORMATION (SAI)
The SAI contains more detailed information on all aspects of the funds. The current annual/ semi-annual report is included in the SAI.

A current SAI has been filed with the Securities and Exchange Commission and is incorporated by reference (is legally a part of this prospectus).

To request a free copy of the current annual/semi-annual report or SAI, please write or call:

John Hancock Signature Services, Inc.
1 John Hancock Way, Suite 1000
Boston, MA 02217-1000
Telephone: 1-800-225-5291
EASI-Line: 1-800-338-8080
TDD: 1-800-544-6713
Internet: www.jhancock.com/funds



[LOGO]
JOHN HANCOCK FUNDS
A Global Investment Management Firm
101 Huntington Avenue
Boston, Massachusetts 02199-7603


JOHN HANCOCK(R)
Financial Services

                          John Hancock Funds
                               Growth
                             and Income
                                Fund

                           ANNUAL REPORT

                          December 31, 1996


TRUSTEES

Edward J. Boudreau, Jr.
James F. Carlin*
William H. Cunningham*
Charles F. Fretz*
Harold R. Hiser, Jr.*
Anne C. Hodsdon
Charles L. Ladner*
Leo E. Linbeck, Jr.*
Patricia P. McCarter*
Steven R. Pruchansky*
Richard S. Scipione
Lt. Gen. Norman H. Smith, USMC (Ret.)*
John P. Toolan*
*Members of the Audit Committee

OFFICERS

Edward J. Boudreau, Jr.
Chairman and Chief Executive Officer
Robert G. Freedman
Vice Chairman and
Chief Investment Officer
Anne C. Hodsdon
President
James B. Little
Senior Vice President and
Chief Financial Officer
Susan S. Newton
Vice President and Secretary
James J. Stokowski
Vice President and Treasurer
Thomas H. Connors
Second Vice President and Compliance Officer

CUSTODIAN

Investors Bank and Trust Company
89 South Street
Boston, Massachusetts 02111

TRANSFER AGENT

John Hancock Signature Services, Inc.
1 John Hancock Way Ste 1000
Boston, Massachusetts 02217-1000

INVESTMENT ADVISER

John Hancock Advisers, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

PRINCIPAL DISTRIBUTOR

John Hancock Funds, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

LEGAL COUNSEL

Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116


A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief
Executive Officer, flush right, next to second paragraph.

CHAIRMAN'S MESSAGE
DEAR FELLOW SHAREHOLDERS:

Most analysts agree that the Social Security system will run out of money by the year 2030 unless Congress makes some changes. Although it seems a long way off, the issue is serious enough that at least one group has already studied the problem, and experts and politicians alike have weighed in with a slew of prescriptions. Legislative action could be in the offing in 1997.

The problem stems from demographic and societal changes. The number of retirees collecting Social Security is growing rapidly, while the number of workers supporting the system is shrinking. Consider this: in 1950, there were 16 workers paying into the Social Security system for each retiree collecting benefits. Today, there are three workers for each retiree and by 2019 there will be two. Starting then, the Social Security Administration estimates that the amount paid out in Social Security benefits will start to be greater than the amount collected in Social Security taxes. Compounding the issue is the fact that people are retiring earlier and living longer.

The state of the system has already left many people, especially younger and middle-aged workers, feeling insecure about Social Security. A recent survey by the Employee Benefits Research Institute (EBRI) found that 79% of current workers polled had little confidence in the ability of Social Security to maintain the same level of benefits as those received by today's retirees. Instead, they said they expect to use their own savings or employer-sponsored pensions for their retirement. Yet, remarkably, another EBRI survey revealed that only slightly more than half of America's current workers are saving money for retirement. Fewer than half own IRAs or participate in employer-sponsored pension or savings plans.

No matter how Social Security's problems get solved, one thing is clear. Americans need to rely on themselves for accumulating the bulk of their retirement savings. There's no law that says you should have to reduce your standard of living once you stop working. So we encourage you to save all that you can now, so you can live the way you'd like to later.

Sincerely,

/S/ EDWARD J. BOUDREAU, JR.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER


BY TIMOTHY KEEFE, CFA, PORTFOLIO MANAGER

John Hancock
Growth & Income Fund

Stock market advances smartly for second straight year;
large-cap stocks are leaders


Recently, the Fund's fiscal year end changed from August to December. What follows is a discussion of the Fund's performance for the 12 months ended December 31, 1996.

For the second straight year, the stock market advanced to new highs in 1996 and again gave shareholders returns well in excess of historical norms. The same favorable stock picking conditions that dominated 1995 continued in 1996 -- strong earnings growth and low interest rates, despite periodic rate increases when investors worried that a faster growing economy would spark inflation. But actual inflation stayed benign, emotions notwithstanding, and stock prices advanced almost all year. The biggest winners were the mid-to large-company growth stocks. Investors flocked to these more liquid and stable companies as mixed economic signals throughout the year led to uncertainty about where the economy was headed. For the year ending December 31, 1996, the Dow Jones Industrial Average returned 28.91%, including reinvested dividends, and the Standard & Poor's 500-Stock Index, a broader measure of the market, advanced 22.95%.

Because of its focus on mid- and large-company growth stocks, John Hancock Growth and Income Fund had a good year both absolutely and with respect to its peer group. The Fund's Class A and Class B shares posted total returns of 22.21% and 21.25% respectively, at net asset value. That compared favorably to the 20.78% return of the average growth and income fund, according to Lipper Analytical Services, Inc.1 Please see pages six and seven for longer-term performance information.

A 2 1/4" by 3 3/4" photo of Fund management team at bottom right.
Caption reads: Tim Keefe (standing) and Growth and Income Fund management team members Anurag Pandit (l) and Ben Hock (r)."

"The same
favorable
stock picking
conditions
that
dominated
1995
continued in
1996..."


Chart with heading "Top Five Common Stock Holdings" at top of left hand column. The chart lists five holdings: 1) Eastman Kodak 4.2%; 2) United Technologies 3.6%; 3) Eli Lilly 3.3%; 4) Phillip Morris 3.0%; 5)
Hibernia Corp. 3.0%. A footnote below states " As a percentage of net assets on December 31, 1996."

"...we
exchanged
some of our
aerospace/
defense
money
into select
technology
stocks..."

Winners and disappointments

Our largest holding, Eastman Kodak, was one of our strongest performers during the year. Its new products and strong overseas growth have contributed to its overall bottom line health. What's more, its share buyback program has enhanced its strong cash flow position, which for us is one of the most important indicators of a company's potential. We still believe Kodak's stock price does not reflect its true earnings potential.

Our overweighted positions in finance, healthcare and aerospace/defense also contributed strongly to the Fund's performance. Bank stocks, such as regional bank Hibernia, and savings and loans were boosted by strong earnings growth and continuing consolidation. Some of the S&L's that we own began the year with very low prices relative to their earnings potential -- a key characteristic we look for as value-oriented investors. Their prices then rose along with earnings and a favorable outlook for 1997. The larger money-center banks benefited from the relatively benign interest-rate environment, cost cutting and increasing worldwide market share. Our investments in three government-sponsored entities -- Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and the Student Loan Marketing Association -- also served us well. These issuers of asset- and mortgage-backed securities are all dominant players in their industry and have very predictable earnings streams. At the start of the year, fears of rising interest rates caused their stocks to sell at single-digit price-to-earnings (p/e) multiples, compared to the market's average multiple of 17 or 18. A p/e multiple is a measure of how much you're paying for earnings power. But as the year went on and rate fears dissipated, the stocks rallied as investors came to appreciate these companies' stable income stream. In the third quarter, interest rate scares and fears of rising consumer debt and delinquencies created the opportunity to add credit card companies First USA and Dean Witter Discover at very attractive prices.

Table entitled "Scorecard" at bottom left hand column. The header for the left column is "Investment"' the header for the right column is "Recent performance...and what's behind the numbers." The first listing is "Eastman Kodak" followed by an up arrow and the phrase "New products, international growth, strong cash flow". The second listing is "H&R Block" followed by an up arrow and the phrase "Undervalued, high return business with good management". The third listing is "Gillette" followed by a flat arrow and the phrase "Solid fundamentals, but stock price fully valued". Footnote below reads: "See '"Schedule of Investments." Investment holdings are subject to change."


The bulk of our health-care holdings were in drug companies such as Eli Lilly, one of our largest positions and stronger performers. The combination of predictable earnings and strong new product flows has helped the large drug companies continue to perform regardless of the economic environment. Aerospace and defense giants United Technologies -
- the Fund's second largest holding at year end -- and McDonnell Douglas are both benefiting from the revitalized airlines industry and a spate of new orders to replace a quarter of the domestic aircraft over the next three years. Suppliers of airplane parts, including Fund holdings General Electric, Allied Signal and Honeywell, are also reaping the rewards of this replacement cycle.

On the other hand, the Fund's light ownership in the energy sector prevented us from realizing the significant gains made by many energy stocks as oil and gas prices rose along with increased demand worldwide, cold weather and a shortage of supplies.

Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote "For the year ended December 31, 1996. " The chart is scaled in increments of 5% from top to bottom with 25% at the top and 0% at the bottom. Within the chart, there are three solid bars. The first represents the 22.21% total return for John Hancock Growth and Income Fund: Class A. The second represents the 21.25% total return for John Hancock Growth and Income Fund: Class B. The third represents the 20.78% total return for the average growth and income fund. Footnote below reads: "The total returns for John Hancock Independence Equity Fund are at net asset value with all distributions reinvested. The average growth and income fund is tracked by Lipper Analytical Services. (1) See following two pages for historical performance information.

Search for value leads to several shifts

We constantly look for companies that show strong prospects for growth and have attractive stock prices. As the year progressed, we shifted some of the Fund's money out of stocks or sectors of the market that we believed had become fully valued into more attractively priced ones whose fundamentals remain sound. Often, these opportunities arise after a particular stock or sector has had a meaningful correction, as we saw in the summer. At that time, we exchanged some of our aerospace/defense money for select technology stocks, including IBM, Lucent Technologies, an AT&T spin-off, and Solectron, a company that specializes in the outsourcing of manufacturing services to the rapidly growing electronics industries. These stocks took a drubbing along with most other technology stocks during a massive summer sell-off. Another shift occurred after we took profits in gaming and lodging stocks Bally and Marriott at a point when they appeared fully valued. In their place, we bought tax preparation company H&R Block. This high return business, run by committed, shareholder-focused management, saw its stock dragged down by its ownership of CompuServe, in which the market seems to be placing no value. But we don't agree, and after extensive analysis believe we've been able to buy H&R Block's strong tax preparer business for a very attractive price.

"We're taking
a cautious
approach to
1997..."

A look ahead

We're taking a cautious approach to 1997 and believe investors would be wise to temper their expectations as well. After back-to-back years of spectacular growth, it's hard to imagine a third year of such returns. If the economy continues its moderate growth course, the market can still move up. But we'd expect to see returns at or even below the historical 8-10% annual average, with more volatility as worries about the economy, interest rates and inflation persist. It's also getting harder to find stocks that aren't fully valued. But that's not to say they don't exist. In fact, we're optimistic about the future, particularly as value-oriented investors. We'll use any market swings to uncover discrepancies between a stock's price and its true value. As appropriate, we'll shift assets away from stocks or sectors that are selling at high p/e multiples into more inexpensive ones. We believe it's a good way to both lower the Fund's risk level and provide the best opportunity for growth.


This commentary reflects the views of the portfolio manager through the end of the Fund's period discussed in this report. Of course, the manager's views are subject to change as market and other conditions warrant.

1Figures from Lipper Analytical Services include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.


A LOOK AT PERFORMANCE

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Growth and Income Fund. Total return is a performance measure that equals the sum of all income and capital gains dividends, assuming reinvestment of these distributions, and the change in the price of the Fund's shares, expressed as a percentage of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 5% for Class A shares. The effect of the maximum contingent deferred sales charge for Class B shares (maximum 5% and declining to 0% over six years) is included in Class B performance. Performance is affected by a 12b-1 plan, which commenced on January 1, 1990 and August 22, 1991 for Class A and Class B shares, respectively. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them.

CUMULATIVE TOTAL RETURNS

For the period ended December 31, 1996
                                    ONE           FIVE        LIFE OF
                                    YEAR          YEARS        FUND
                                -----------    -----------  -----------
John Hancock Growth and Income
Fund: Class A                      16.08%        69.02%       213.50%
John Hancock Growth and Income
Fund: Class B                      16.25%        69.14%        88.24%(1)

AVERAGE ANNUAL TOTAL RETURNS

For the period ended December 31, 1996
                                    ONE           FIVE        LIFE OF
                                    YEAR          YEARS        FUND
                                -----------    -----------  -----------
John Hancock Growth and Income
Fund: Class A                      16.08%        11.07%        12.10%
John Hancock Growth and Income
Fund: Class B                      16.25%        11.08%        12.53%(1)

Notes to Performance
(1) Class B shares started on August 22, 1991.


WHAT HAPPENED TO A $10,000 INVESTMENT...

The charts on the right show how much a $10,000 investment in John Hancock Growth and Income Fund would be worth on December 31, 1996. They assume that you either had invested on the day each class of shares started, or that you have been invested for the most recent 10 years. In either case, they also assume that you have reinvested all distributions. For comparison, we've shown the same $10,000 investment in the Standard & Poor's 500 Stock Index -- an unmanaged index that includes 500 widely traded common stocks and is often used as a measure of stock market performance.

Growth and Income Fund
Class A shares

Line chart with the heading Growth and Income Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines. The first line represents the value of the Standard & Poor's 500 Stock Index and is equal to $41,396 as of December 31, 1996. The second line represents the value of the hypothetical $10,000 investment made in the Growth and Income Fund on December 31, 1986, before sales charge, and is equal to $32,986 as of December 31, 1996. The third line represents the Growth and Income Fund, after sales charge, and is equal to $31,350 as of December 31, 1996.



Growth and Income Fund
Class B shares

Line chart with the heading Growth and Income Fund: Class B, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines. The first line represents the value of the Standard & Poor's 500 Stock Index, and is equal to $21,620 as of December 31, 1996. The second line represents the value of the hypothetical $10,000 investment made in the Growth and Income Fund, before sales charge, on August 22, 1991, and is equal to $18,924 as of December 31, 1996. The third line represents the value of the Growth and Income Fund, after sales charge, and is equal to $18,824 as of December 31, 1996.



FINANCIAL STATEMENTS

John Hancock Funds - Growth and Income Fund


Statement of Assets and Liabilities
December 31, 1996
--------------------------------------------------------------------------------------
Assets:
Investments at value -- Note C:
Common stocks (cost -- $211,067,771)                                     $ 291,641,388
Convertible preferred stocks (cost -- $2,919,705)                            3,087,500
Joint repurchase agreement (cost -- $14,480,000)                            14,480,000
Corporate savings account                                                          823
                                                                         -------------
                                                                           309,209,711
Dividends and interest receivable                                              658,474
Receivable for shares sold                                                     110,286
Other assets                                                                    40,328
                                                                         -------------
Total Assets                                                               310,018,799
--------------------------------------------------------------------------------------
Liabilities:
Payable for shares repurchased                                                 133,359
Payable to John Hancock Advisers, Inc. and affiliates -- Note B                264,187
Accounts payable and accrued expenses                                           68,234
                                                                         -------------
Total Liabilities                                                              465,780
--------------------------------------------------------------------------------------
Net Assets:
Capital paid-in                                                            222,178,724
Accumulated net realized gain on investments                                 6,634,304
Net unrealized appreciation of investments                                  80,742,463
Distributions in excess of net investment income                                (2,472)
                                                                         -------------
Net Assets                                                               $ 309,553,019
======================================================================================
Net Asset Value Per Share:
(Based on net asset values and shares of beneficial
interest outstanding -- unlimited number of shares
authorized with $0.01 per share par value, respectively)
Class A -- $163,153,747/ 10,447,719                                       $      15.62
======================================================================================
Class B -- $146,399,272/ 9,346,021                                        $      15.66
======================================================================================
Maximum Offering Price Per Share*
Class A -- ($15.62 x 105.26%)                                             $      16.44
======================================================================================
* On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales the offering price is reduced.

The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on December 31, 1996. You'll also find the net asset value and the maximum offering price per share as of that date.

See notes to financial statements.




Statement of Operations
--------------------------------------------------------------------------------------
                                                                        PERIOD FROM
                                                                     SEPTEMBER 1, 1996
                                                      YEAR ENDED       TO DECEMBER 31,
                                                    AUGUST 31, 1996        1996(1)
                                                    ---------------  -----------------
Investment Income:
Dividends                                             $ 6,085,432       $ 1,916,974
Interest                                                  251,751           127,925
                                                      -----------       -----------
                                                        6,337,183         2,044,899
                                                      -----------       -----------
Expenses:
Investment management fee -- Note B                     1,616,654           616,603
Distribution/service fee -- Note B
Class A                                                   338,498           129,043
Class B                                                 1,213,464           470,391
Transfer agent fee -- Note B                              494,693           206,352
Registration and filing fees                               58,759            31,054
Printing                                                   54,299            20,187
Custodian fee                                              52,263            20,669
Auditing fee                                               36,248            26,000
Trustees' fees                                             29,072             3,473
Advisory board fee                                         21,633                --
Legal fees                                                  9,175             4,661
Miscellaneous                                               4,805             5,904
Financial services fee -- Note B                               --            27,211
                                                      -----------       -----------
Total Expenses                                          3,929,563         1,561,548
-----------------------------------------------------------------------------------
Net Investment Income                                   2,407,620           483,351
-----------------------------------------------------------------------------------
Realized and Unrealized Gain on Investments:
Net realized gain on investments sold                  25,207,559        11,589,657
Change in net unrealized appreciation/depreciation
of investments                                          7,739,354        26,075,239
                                                      -----------       -----------
Net Realized and Unrealized Gain on Investments        32,946,913        37,664,896
-----------------------------------------------------------------------------------
Net Increase in Net Assets Resulting
from Operations                                       $35,354,533       $38,148,247
===================================================================================

(1) Effective December 31, 1996, the fiscal period changed from August 31 to December 31.

The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated.

See notes to financial statements.




Statement of Changes in Net Assets
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  PERIOD FROM
                                                                                       YEAR ENDED AUGUST 31,     SEPTEMBER 1,1996
                                                                                   ----------------------------- TO DECEMBER 31,
                                                                                        1995             1996         1996(1)
                                                                                   -------------   -------------   -------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income                                                              $   3,388,316   $   2,407,620   $     483,351
Net realized gain on investments sold                                                  6,147,562      25,207,559      11,589,657
Change in net unrealized appreciation/depreciation of investments                     30,850,499       7,739,354      26,075,239
                                                                                   -------------   -------------   -------------
Net Increase in Net Assets Resulting from Operations                                  40,386,377      35,354,533      38,148,247
                                                                                   -------------   -------------   -------------
Distributions to Shareholders:
Dividends from net investment income:
     Class A -- ($0.2026, $0.1939 and $0.0752 per share, respectively)               (2,080,993)     (1,792,414)       (697,553)
     Class B -- ($0.1178, $0.0916 and $0.0151 per share, respectively)               (1,113,907)       (780,162)       (126,946)
Distributions from net realized gain on investments sold:
Class A -- (none, $0.1450 and $1.5747 per share, respectively)                                --      (1,309,129)    (14,744,885)
Class B -- (none, $0.1450 and $1.5747 per share, respectively)                                --      (1,230,621)    (13,438,564)

                                                                                   -------------   -------------   -------------
Total Distributions to Shareholders                                                   (3,194,900)     (5,112,326)    (29,007,948)
                                                                                   -------------   -------------   -------------
From Fund Share Transactions -- Net*                                                 (27,471,362)     (9,818,420)     35,083,465
                                                                                   -------------   -------------   -------------
Net Assets:
Beginning of period                                                                  235,185,353     244,905,468     265,329,255
                                                                                   -------------   -------------   -------------
End of period (including
undistributed net investment
income of $503,632, $338,676
and distributions in excess
of net investment income
$2,472, respectively)                                                              $ 244,905,468   $ 265,329,255   $ 309,553,019
                                                                                   =============   =============   =============

* Analysis of Fund Share Transactions:

                                                                                                               PERIOD FROM
                                                         YEAR ENDED AUGUST 31,                              SEPTEMBER 1,1996
                                      ----------------------------------------------------------             TO DECEMBER 31,
                                                 1995                           1996                             1996(1)
                                      ---------------------------     --------------------------       ------------------------
                                        SHARES           AMOUNT         SHARES          AMOUNT           SHARES         AMOUNT
                                      ---------       -----------     ---------      -----------       ---------     -----------
CLASS A
Shares sold                           1,688,091       $19,652,565     1,760,701      $25,784,827       2,100,056     $34,769,586
Shares issued to shareholders
in reinvestment of distributions        149,026         1,724,908       184,594        2,627,197         864,570      13,618,418
                                      ---------       -----------     ---------      -----------       ---------     -----------
                                      1,837,117        21,377,473     1,945,295       28,412,024       2,964,626      48,388,004
Less shares repurchased              (2,719,043)      (31,913,858)   (2,414,054)     (34,877,792)     (1,774,320)    (29,444,447)
                                      ---------       -----------     ---------      -----------       ---------     -----------
Net increase (decrease)                (881,926)     ($10,536,385)     (468,759)    ($ 6,465,768)      1,190,306     $18,943,557
                                      =========       ===========     =========      ===========       =========     ===========
CLASS B
Shares sold                           1,972,798       $23,053,675     2,595,953      $37,809,526         901,707      14,803,231
Shares issued to shareholders
in reinvestment of distributions         80,431           936,397       123,908        1,753,023         767,775      12,131,262
                                      ---------       -----------     ---------      -----------       ---------     -----------
                                      2,053,229        23,990,072     2,719,861       39,562,549       1,669,482      26,934,493
Less shares repurchased              (3,464,943)      (40,925,049)   (2,944,133)     (42,915,201)       (653,345)    (10,794,585)
                                      ---------       -----------     ---------      -----------       ---------     -----------
Net increase (decrease)              (1,411,714)     ($16,934,977)     (224,272)    ($ 3,352,652)      1,016,137     $16,139,908
                                      =========       ===========     =========      ===========       =========     ===========

(1) Effective December 31, 1996, the fiscal period changed from August 31 to December 31.

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment gains and losses, distributions paid to shareholders, and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold, reinvested and redeemed during the last two periods, along with the corresponding dollar value.

See notes to financial statements.




Financial Highlights
Selected data for a share of beneficial interest outstanding throughout each period indicated, investment returns, key ratios and supplemental data are listed as follows:
-----------------------------------------------------------------------------------------------------------------------------

                                                            YEAR ENDED AUGUST 31,                             PERIOD FROM
                                        --------------------------------------------------------------     SEPTEMBER 1, 1996
                                          1992        1993          1994         1995(4)        1996    TO DECEMBER 31, 1996(6)
                                        -------     --------      --------      --------      --------  ----------------------
CLASS A
Per Share Operating Performance
Net Asset Value, Beginning of Period    $ 11.77     $  12.43      $  12.08      $  11.42      $  13.38       $  15.07
                                        -------     --------      --------      --------      --------       --------
Net Investment Income (1)                  0.32         0.40          0.32          0.21          0.19           0.05
Net Realized and Unrealized Gain
(Loss) on Investments                      0.89         1.12         (0.61)         1.95          1.84           2.15
                                        -------     --------      --------      --------      --------       --------
Total from Investment Operations           1.21         1.52         (0.29)         2.16          2.03           2.20
                                        -------     --------      --------      --------      --------       --------
Less Distributions:
Dividends from Net Investment Income      (0.25)       (0.42)        (0.37)        (0.20)        (0.19)         (0.08)
Distributions from Net Realized
Gain on Investments Sold                  (0.30)       (1.45)           --            --         (0.15)         (1.57)
                                        -------     --------      --------      --------      --------       --------
Total Distributions                       (0.55)       (1.87)        (0.37)        (0.20)        (0.34)         (1.65)
                                        -------     --------      --------      --------      --------       --------
Net Asset Value, End of Period          $ 12.43     $  12.08      $  11.42      $  13.38      $  15.07       $  15.62
                                        =======     ========      ========      ========      ========       ========
Total Investment Return
at Net Asset Value (2)                    10.47%       13.64%        (2.39%)       19.22%        15.33%         14.53%(7)

Ratios and Supplemental Data
Net Assets, End of Period
(000's omitted)                        $ 89,682     $115,780      $121,160      $130,183      $139,548       $163,154
Ratio of Expenses
to Average Net Assets                      1.34%        1.29%         1.31%         1.30%         1.17%          1.22%(5)
Ratio of Net Investment Income
to Average Net Assets                      2.75%        3.43%         2.82%         1.82%         1.28%          0.85%(5)
Portfolio Turnover Rate                     119%         107%          195%           99%           74%            26%
Average Broker Commission Rate (3)          N/A          N/A           N/A           N/A      $ 0.0665       $ 0.0692

The Financial Highlights summarizes the impact of the following factors on a single share for each period indicated: net investment income, gains (losses), dividends and total investment return of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period. Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

See notes to financial statements.




Financial Highlights (continued)
-----------------------------------------------------------------------------------------------------------------------------

                                                            YEAR ENDED AUGUST 31,                             PERIOD FROM
                                        --------------------------------------------------------------     SEPTEMBER 1, 1996
                                          1992        1993          1994         1995(4)        1996    TO DECEMBER 31, 1996(6)
                                        -------     --------      --------      --------      --------  ----------------------
CLASS B
Per Share Operating Performance
Net Asset Value, Beginning of Period    $ 11.77     $  12.44      $  12.10      $  11.44      $  13.41       $  15.10
                                        -------     --------      --------      --------      --------       --------
Net Investment Income (1)                  0.23         0.30          0.24          0.13          0.08           0.01
Net Realized and Unrealized Gain
(Loss) on Investments                      0.89         1.12         (0.61)         1.96          1.85           2.14
                                        -------     --------      --------      --------      --------       --------
Total from Investment Operations           1.12         1.42         (0.37)         2.09          1.93           2.15
                                        -------     --------      --------      --------      --------       --------
Less Distributions:
Dividends from Net Investment Income      (0.15)       (0.31)        (0.29)        (0.12)        (0.09)         (0.02)
Distributions from Net Realized
Gain on Investments Sold                  (0.30)       (1.45)           --            --         (0.15)         (1.57)
                                        -------     --------      --------      --------      --------       --------
Total Distributions                       (0.45)       (1.76)        (0.29)        (0.12)        (0.24)         (1.59)
                                        -------     --------      --------      --------      --------       --------
Net Asset Value, End of Period          $ 12.44     $  12.10      $  11.44      $  13.41      $  15.10       $  15.66
                                        =======     ========      ========      ========      ========       ========
Total Investment Return
at Net Asset Value (2)                     9.67%       12.64%        (3.11%)       18.41%        14.49%         14.15%(7)

Ratios and Supplemental Data
Net Assets, End of Period
(000's omitted)                        $ 29,826     $ 65,010      $114,025      $114,723      $125,781        146,399
Ratio of Expenses
to Average Net Assets                      2.07%        2.19%         2.06%         2.03%         1.90%          1.98%(5)
Ratio of Net Investment Income
to Average Net Assets                      2.02%        2.53%         2.07%         1.09%         0.55%          0.10%(5)
Portfolio Turnover Rate                     119%         107%          195%           99%           74%            26%
Average Broker Commission Rate (3)          N/A          N/A           N/A           N/A      $ 0.0665       $ 0.0692

(1) Based on the average of the shares outstanding at the end of each month.
(2) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(3) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(4) On December 2, 1994, John Hancock Advisers, Inc. became the investment adviser of the Fund.
(5) Annualized.
(6) Effective December 31, 1996, the fiscal period changed from August 31 to December 31.
(7) Not annualized.

See notes to financial statements.




Schedule of Investments
December 31, 1996
----------------------------------------------------------------------------------
The Schedule of Investments is a complete list of all securities owned by the Fund on December 31, 1996. It's divided into three main categories: common stocks, convertible preferred stocks and short-term investments. The common stocks and convertible preferred stocks are further broken down by industry groups. Short-term investments, which represent the Fund's cash position, are listed last.

                                                            MARKET
ISSUER, DESCRIPTION                NUMBER OF SHARES          VALUE
-------------------                ----------------          -----
COMMON STOCKS
Aerospace (10.79%)
General Dynamics Corp.                    100,000          $  7,050,000
McDonnell Douglas Corp.                   133,000             8,512,000
Northrop Grumman Corp.                     80,000             6,620,000
United Technologies Corp.                 170,000            11,220,000
                                                           ------------
                                                             33,402,000
                                                           ------------
Banks -- United States (8.38%)
AmSouth Bancorp.                          100,000             4,837,500
Bankers Trust New York Corp.               50,000             4,312,500
Hibernia Corp. (Class  A)                 700,000             9,275,000
J.P. Morgan & Co., Inc.                    70,000             6,833,750
National City Corp.                        15,000               673,125
                                                           ------------
                                                             25,931,875
                                                           ------------
Beverages (1.70%)
PepsiCo, Inc.                             180,000             5,265,000
                                                           ------------
Business Services -- Misc (1.87%)
Block, H & R, Inc.                        200,000             5,800,000
                                                           ------------
Chemicals (2.70%)
Monsanto Co.                              215,000             8,358,125
                                                           ------------
Computers (4.38%)
Computer Associates
International, Inc.                        27,000             1,343,250
Electronic Data Systems Corp.              63,000             2,724,750
Informix Corp.*                           115,000             2,343,125
International Business
Machines Corp.                             30,000             4,530,000
Oracle Corp.*                              63,000             2,630,250
                                                           ------------
                                                             13,571,375
                                                           ------------
Cosmetics & Personal Care (2.52%)
Gillette Co.                               60,000             4,665,000
International Flavors
& Fragrances, Inc.                         70,000             3,150,000
                                                           ------------
                                                              7,815,000
                                                           ------------
Diversified Operations (3.06%)
Allied Signal, Inc.                        95,700             6,411,900
Cognizant Corp.                            70,000             2,310,000
Viad Corp.                                 45,000               742,500
                                                           ------------
                                                              9,464,400
                                                           ------------
Electronics (6.69%)
Amphenol Corp. (Class A)*                  80,000             1,780,000
General Electric Co.                       78,000             7,712,250
Honeywell, Inc.                            55,000             3,616,250
Intel Corp.                                 4,000               523,750
Novellus Systems, Inc.*                    40,000             2,167,500
Solectron Corp.                            92,000             4,910,500
                                                           ------------
                                                             20,710,250
                                                           ------------
Finance (8.58%)
Dean Witter Discover & Co.                 95,000             6,293,750
Financial Security Assurance
Holdings Ltd.                              59,600             1,959,350
First USA, Inc.                           200,000             6,925,000
Great Western Financial Corp.             200,000             5,800,000
Student Loan Marketing Assn.               60,000             5,587,500
                                                           ------------
                                                             26,565,600
                                                           ------------
Food (1.92%)
CPC International, Inc.                    76,500             5,928,750
                                                           ------------
Instruments -- Scientific (1.00%)
Millipore Corp.                            75,000             3,103,125
                                                           ------------
Insurance (3.35%)
Progressive Corp.                         100,000             6,737,500
Travelers Group, Inc.                      80,000             3,630,000
                                                           ------------
                                                             10,367,500
                                                           ------------
Leisure (4.15%)
Eastman Kodak Co.                         160,000            12,840,000
                                                           ------------
Medical (13.89%)
Baxter International, Inc.                120,000             4,920,000
Columbia/HCA Healthcare Corp.              45,600             1,858,200
Eli Lilly & Co.                           140,000            10,220,000
Pfizer, Inc.                              100,000             8,287,500
Pharmacia & Upjohn, Inc.                   75,000             2,971,875
Schering-Plough Corp.                     120,000             7,770,000
Warner-Lambert Co.                         70,000             5,250,000
Wellpoint Health Networks, Inc.            50,000             1,718,750
                                                           ------------
                                                             42,996,325
                                                           ------------
Mortgage Banking (2.98%)
Federal Home Loan Mortgage Corp.           28,000             3,083,500
Federal National Mortgage Assn.           165,000             6,146,250
                                                           ------------
                                                              9,229,750
                                                           ------------
Oil & Gas (4.63%)
Exxon Corp.                                30,000             2,940,000
Mobil Corp.                                44,000             5,379,000
Phillips Petroleum Co.                    100,000             4,425,000
Tosco Corp.                                20,000             1,582,500
                                                           ------------
                                                             14,326,500
                                                           ------------
Paper & Paper Products (1.54%)
Kimberly-Clark Corp.                       50,000             4,762,500
                                                           ------------
Pollution Control (0.56%)
US Filter Corp.*                           55,000             1,746,250
                                                           ------------
Retail (2.14%)
Sears, Roebuck and Co.                     55,000             2,536,875
Sysco Corp.                               125,000             4,078,125
                                                           ------------
                                                              6,615,000
                                                           ------------
Telecommunications (4.23%)
A T & T Corp.                             100,000             4,350,000
Comsat Corp.                              110,000             2,708,750
Lucent Technologies, Inc.                 130,200             6,021,750
                                                           ------------
                                                             13,080,500
                                                           ------------
Tobacco (3.00%)
Philip Morris Cos., Inc.                   82,500             9,291,563
                                                           ------------
Transport (0.15%)
Swift Transportation Co.                   20,000               470,000
                                                           ------------
TOTAL COMMON STOCKS
(Cost $211,067,771)                        (94.21%)         291,641,388
                                            -----          ------------

CONVERTIBLE PREFERRED STOCK
Broker Services (1.00%)
Salomon Inc., 7.625%                      100,000             3,087,500
                                                           ------------
TOTAL CONVERTIBLE PREFERRED STOCK
(Cost $2,919,705)                           (1.00%)           3,087,500
                                            -----          ------------


                            INTEREST       PAR VALUE         MARKET
ISSUER, DESCRIPTION             RATE   (000'S OMITTED)        VALUE
-------------------         --------   ---------------       ------
SHORT-TERM INVESTMENTS
Joint Repurchase Agreement
(4.68%) Investment in a
joint repurchase agreement
transaction with Lehman
Brothers, Inc. Dated
12-31-96, Due 01-02-97
(secured by U.S. Treasury
Bonds, 7.25% thru 12.50%
due 08-15-14 thru
08-15-22) -- Note A             6.70%      14,480         $  14,480,000
                                                          -------------

Corporate Savings Account
(0.00%) Investors Bank &
Trust Company Daily Interest
Savings Account Current
Rate 4.75%                                                          823
                                                          -------------
TOTAL SHORT-TERM INVESTMENTS                (4.68%)          14,480,823
                                            -----         -------------
TOTAL INVESTMENTS                          (99.89%)       $ 309,209,711
                                            =====         =============

* Non-income producing security.

The percentage shown for each investment category is the total of that category as a percentage of net assets of the fund.


See notes to financial statements.



NOTES TO FINANCIAL STATEMENTS

John Hancock Funds - Growth and Income Fund

NOTE A --
ACCOUNTING POLICIES

John Hancock Investment Trust, (the "Trust") is a diversified, open-end management investment company, registered under the Investment Company Act of 1940. The Trust consists of three series portfolios: John Hancock Growth and Income Fund (the "Fund"), John Hancock Sovereign Balanced Fund and John Hancock Sovereign Investors. On June 25, 1996, the Trustees voted to change the fiscal period end from August 31 to December 31. This change was effective December 31, 1996. The other two series of the Trust are reported in separate financial statements. The investment objective of the Fund is to obtain the highest total return, a combination of capital appreciation and current income, consistent with reasonable safety of capital.

The Trustees have authorized the issuance of two classes of shares of the Fund, designated as Class A and Class B. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends, and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class, which bears distribution and service expenses under the terms of a distribution plan, have exclusive voting rights regarding such distribution plan.

Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or, at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly-owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement transaction. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis.

FEDERAL INCOME TAX The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no federal income tax provision is required.

DIVIDENDS, INTEREST AND DISTRIBUTIONS Dividend income on investment securities is recorded on the ex-dividend date. Interest income on investment securities is recorded on the accrual basis.

The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations which may differ from generally accepted accounting principles. Dividends paid by the Fund with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class.

EXPENSES The majority of the expenses of the Trust are directly identifiable to an individual fund. Expenses which are not readily identifiable to a specific fund are allocated in such a manner as deemed equitable, taking into consideration, among other things, the nature and type of expense and the relative sizes of the funds.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are determined at the Fund level and allocated daily to each class of shares based on the appropriate net assets of the respective classes. Distribution/service fees if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable to each class.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amounts of assets, liabilities, revenues, and expenses of the Fund. Actual results could differ from these estimates.

NOTE B --
MANAGEMENT FEE AND
TRANSACTIONS WITH AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent, to 0.625% of the Fund's average daily net asset value.

The Fund has a distribution agreement with John Hancock Funds, Inc. ("JH Funds"), a wholly owned subsidiary of the Adviser. For the period ended December 31, 1996, net sales charges received with regard to sales of Class A shares amounted to $82,503. Out of this amount, $13,029 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $46,506 was paid as sales commissions to unrelated broker-dealers and $22,968 was paid as sales commissions to sales personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony, Incorporated ("Tucker Anthony") and Sutro & Co., Inc. ("Sutro"), all of which are broker dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company ("JHMLICo"), is the indirect sole shareholder of Distributors and was the indirect sole shareholder until November 29, 1996 of John Hancock Freedom Securities Corporation and its subsidiaries, which include Tucker Anthony and Sutro.

Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at declining rates beginning at 5.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from the CDSC are paid to JH Funds and are used in whole or in part to defray its expenses related to providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended December 31, 1996, contingent deferred sales charges amounted to $52,948.

In addition, to reimburse JH Funds for the services it provides as distributor of shares of the Fund, the Fund has adopted a Distribution Plan with respect to Class A and Class B pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to JH Funds for distribution and service expenses, at an annual rate not to exceed 0.25% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse JH Funds for its distribution and service costs. Up to a maximum of 0.25% of such payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

The Fund has a transfer agent agreement with John Hancock Signature Services, Inc. ("Signature Services"), an indirect subsidiary of JHMLICo. The Fund pays transfer agent fees based on transaction the number of shareholder accounts and certain out-of-pocket expenses.

The Fund has an agreement with the Adviser to perform necessary tax and financial management services for the Funds. The compensation for 1996 is to be paid at an annual rate of 0.01875% of the average net assets of the Fund.

Mr. Edward J. Boudreau, Jr., Ms. Anne C. Hodsdon and Mr. Richard S. Scipione are trustees and/or officers of the Adviser and/or its affiliates, as well as a Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. Effective with the fees paid for 1995, the unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability for the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are always equal and are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gains or losses. At December 31, 1996, the Fund's investments to cover the deferred compensation liability had unrealized appreciation of $1,051.

The Fund had an independent advisory board established under an agreement which expired in December, 1996, composed of certain retired Directors who provided advice to the current Board of Directors. The Fund paid the advisory board and its counsel a fee under this agreement.

NOTE C--
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other than obligations of the U.S. government and its agencies and short-term securities, during the period ended December 31, 1996, aggregated $75,299,964 and $76,924,784, respectively. There were no purchases or sales of obligations of the U.S. government and its agencies during the period ended December 31, 1996.

The cost of investments owned at December 31, 1996 (excluding the corporate savings account) for federal income tax purposes was $228,510,592. Gross unrealized appreciation and depreciation of investments aggregated $83,733,735 and $3,035,439, respectively, resulting in net unrealized appreciation of $80,698,296.


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Trustees and Shareholders of John Hancock Investment Trust --
John Hancock Growth and Income Fund

We have audited the accompanying statement of assets and liabilities of the John Hancock Growth and Income Fund (the "Fund"), one of the portfolios constituting John Hancock Investment Trust, including the schedule of investments, as of December 31, 1996, and the related statement of operations for the period from September 1, 1996 to December 31, 1996 and for the year ended August 31, 1996, and the statement of changes in net assets and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the custodian and brokers, and other appropriate auditing procedures when replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the John Hancock Growth and Income Fund portfolio of John Hancock Investment Trust at December 31, 1996, the results of its operations for the period from September 1, 1996 to December 31, 1996 and for the year ended August 31, 1996, and the changes in its net assets and the financial highlights for each of the indicated periods, in conformity with generally accepted accounting principles.

                                                /S/ Ernst & Young LLP

Boston, Massachusetts
February 7, 1997

TAX INFORMATION NOTICE (UNAUDITED)

For Federal Income Tax purposes, the following information is furnished with respect to the distributions of the Fund during its fiscal year ended August 31, 1996.

The Fund distributed to shareholders of record December 22, 1996 and paid on December 28, 1996 a long-term capital gain dividend of $23,296,993. Shareholders will receive a 1996 U.S. Treasury Department Form 1099-DIV in January 1997 representing their proportionate share.

For the fiscal year ending December 31, 1996, 84% of the ordinary income distributions qualify for the dividends received deduction.


A 1/2" x 1/2" John Hancock Funds logo in upper left hand corner of the page. A box sectioned in quadrants with a triangle in upper left, a circle in upper right, a cube in lower left and a diamond in lower right. A tag line below reads "A Global Investment Management Firm."

101 Huntington Avenue, Boston, MA 02199-7603


Bulk Rate
U.S. Postage
PAID
Randolph, MA
Permit No. 75


This report is for the information of shareholders of the John Hancock Growth and Income Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.

A recycled logo in lower left hand corner with the caption "Printed on
Recycled Paper."              5000A   12/96
                                       2/97

--------------------------------------------------------------------------------
                               John Hancock Funds
--------------------------------------------------------------------------------


                                     Growth
                                   and Income
                                      Fund



                               SEMIANNUAL REPORT


                                 June 30, 1997

================================================================================

                                    TRUSTEES
                            Edward J. Boudreau, Jr.
                                James F. Carlin*
                             William H. Cunningham*
                               Charles F. Fretz*
                             Harold R. Hiser, Jr.*
                                Anne C. Hodsdon
                               Charles L. Ladner*
                              Leo E. Linbeck, Jr.*
                             Patricia P. McCarter*
                             Steven R. Pruchansky*
                              Richard S. Scipione
                     Lt. Gen. Norman H. Smith, USMC (Ret.)*
                                John P. Toolan*
                        *Members of the Audit Committee
                                    OFFICERS
                            Edward J. Boudreau, Jr.
                      Chairman and Chief Executive Officer
                               Robert G. Freedman
                               Vice Chairman and
                            Chief Investment Officer
                                Anne C. Hodsdon
                                   President
                                James B. Little
                           Senior Vice President and
                            Chief Financial Officer
                                Susan S. Newton
                          Vice President and Secretary
                               James J. Stokowski
                          Vice President and Treasurer
                               Thomas H. Connors
                  Second Vice President and Compliance Officer
                                   CUSTODIAN
                         Investors Bank & Trust Company
                              200 Clarendon Street
                          Boston, Massachusetts 02116
                                 TRANSFER AGENT
                     John Hancock Signature Services, Inc.
                         1 John Hancock Way, Suite 1000
                        Boston, Massachusetts 02217-1000
                               INVESTMENT ADVISER
                          John Hancock Advisers, Inc.
                             101 Huntington Avenue
                        Boston, Massachusetts 02199-7603
                             PRINCIPAL DISTRIBUTOR
                            John Hancock Funds, Inc.
                             101 Huntington Avenue
                        Boston, Massachusetts 02199-7603
                                 LEGAL COUNSEL
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109

                               CHAIRMAN'S MESSAGE

DEAR FELLOW SHAREHOLDERS:

The stock market has certainly put on a show since the start of the year. Stocks began 1997 on the high wires, bolstered by a near-perfect "Goldilocks" economy--not too hot, not too cold. In almost a straight shot, the Dow Jones Industrial Average soared through the 7000 level for the first time in early March. Just days later, stocks lost their footing and staged a month-long free-fall in a nervous reaction to rising interest rates and economic data that showed the economy was picking up steam. Stocks gave back all of their year's gain and suffered their worst decline since 1990 during this period. No sooner had real fears begun to beset investors then they were gone, erased in a euphoric rally caused by strong earnings and no signs of inflation. By the end of June, the Dow and the broader Standard & Poor's 500 Stock Index had risen by 20%--a level not many thought the market would reach all year, let alone in six months. Bondholders have not enjoyed the same bounty, as the bond market has mostly stayed worried about the strength of the economy, the direction of interest rates, and the Federal Reserve's next moves to pre-empt inflation.

--------------------------------------------------------------------------------
A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief Executive Officer, flush right, next to second paragraph.
--------------------------------------------------------------------------------

     But the stock market's latest advance has amazed many analysts and left them pondering their valuation models, since the market is now more expensive than it has been in decades. It's impossible to know what will happen next in the markets. But whether it's another strong move forward or a retreat, we recommend keeping a long-term perspective, rather than over-focusing on the market's daily twists and turns. While the economic backdrop seems to remain near perfect, the one thing we believe investors should be prepared for is more market volatility. It also makes sense to do something we've always advocated: set realistic expectations, since, as we've also seen this year, markets can move down as fast as they go up.

     Use this time of heightened volatility as an opportunity to review your portfolio's asset allocations with your investment professional. After such a strong advance in equities over the last two and a half years, it could be time to rebalance your portfolio, if you haven't already, to maintain your desired targets of diversification. As part of that process, make sure that your investment strategies still reflect your individual time horizons, objectives and risk tolerance. Despite turbulence, one thing remains constant. A well-constructed plan and a cool head can be the best tools for reaching your financial goals.

Sincerely,

/s/ Edward J. Boudreau, Jr.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER

================================================================================

                    BY TIMOTHY KEEFE, CFA, PORTFOLIO MANAGER

                                  John Hancock
                             Growth and Income Fund

            Stock market keeps advancing in near-perfect environment

The stock market soared to record highs during the last six months, propelled by the same near-ideal economic conditions that sustained the market's last two record years. Overall, the background remained one of moderate growth with low inflation. In that environment, corporate earnings continued to grow and stock prices advanced. For the first four months, the market's progress was mainly limited to the largest blue-chip companies, but after inflation fears and the pace of the economy subsided in May, the market's advance became broader. For the six months ended June 30, 1997, the Standard & Poor's 500 Stock Index gained 20.60%, including reinvested dividends, a highly unusual result for such a short period.

     Over the last six months, particularly in the second half when market volatility increased, John Hancock Growth and Income Fund prospered as we successfully applied our disciplined value-oriented strategy. We used short-term market fears to find good companies whose stock prices were, in our opinion, undervalued relative to what we believe was the company's true worth. During the period, the Fund's Class A and Class B shares posted total returns of 22.79% and 22.41%, respectively, at net asset value. Those returns were well above the 15.52% return posted by the average growth and income fund, according to Lipper Analytical Services, Inc.1 Longer-term performance information can be found on pages six and seven.

"The stock
market soared
 to record
highs during
the last six
months..."

     We continued to enjoy strong performance from our large pharmaceutical companies Warner

--------------------------------------------------------------------------------
A 2 1/4" by 3 3/4" photo of Fund management team at bottom right. Caption reads:
Tim Keefe (standing) and Growth and Income Fund management team members Anurag Pandit (l) and Ben Hock (r)."
--------------------------------------------------------------------------------

================================================================================

                  John Hancock Funds - Growth and Income Fund


--------------------------------------------------------------------------------
Chart with heading "Top Five Common Stock Holdings" at top of left hand column. The chart lists five holdings: 1) Progressive 3.8%; 2) Computer Associates 3.1%;
3) TCF Financial 3.0%; 4) Phillip Morris 2.8%; 5) Eli Lilly 2.6%. A footnote below states "As a percentage of net assets on June 30, 1997."
--------------------------------------------------------------------------------

"...our
opportunistic
moves within
the finance
and  technology
sectors
boosted
performance."

Lambert, Schering Plough and Eli Lilly, whose fundamentals keep improving on ever-increasing new product flow. What's more, our opportunistic moves within the finance and technology sectors also boosted performance.

Sell  first, buy later
Early in the period, as the market kept moving from high to historic high and stock valuations approached what we believed to be very lofty peaks, we took profits on some stocks and sectors that had performed well. Included were United Technologies, General Electric and Eastman Kodak, as well as several defense electronics companies. In each case, we believed that stock prices had reached the higher end of their valuation ranges, while earnings power was peaking.

     As value-oriented investors, we found it tough to find good buys in the first quarter, since there wasn't much fear in the market pushing prices down to attractive levels. One of the few exceptions were railroad companies, several of which we bought when their stocks were selling at 60% of the stock market's average price/earnings multiple--the lower end of their historic range. We added Burlington Northern, CSX and Union Pacific and they all did well in the period. We like the railroads long term for their combination of cost cutting, consolidating and share repurchases, all important characteristics that we look for in prospective holdings.

--------------------------------------------------------------------------------
Table entitled "Scorecard" at bottom left hand column. The header for the left column is "Investment" the header for the right column is "Recent performance...and what's behind the numbers." The first listing is "Progressive Corp." followed by an up arrow and the phrase "Expanding auto insurance business". The second listing is "First Plus Financial" followed by an up arrow and the phrase "Fast-growing home equity lender" The third listing is "Millipore" followed by a down arrow and the phrase "Slowdown in semiconductor capital equipment spending". Footnote below reads: "See "Schedule of Investments." Investment holdings are subject to change."
--------------------------------------------------------------------------------

Finance and technology
With the sell-off in stocks that accompanied rising interest rates early in the second quarter, we identified lots more buying opportunities, particularly among financial and technology stocks--two of our strongest contributors to performance.

     Within finance, the sector continued to benefit from industry consolidation and strong earnings growth, yet the stocks were hit indiscriminately when rates rose, because investors feared that higher rates would hurt finance company profits. We re-allocated funds within our financial holdings, moving away from the more interest-rate sensitive areas, such as the money center banks, into ones that were not as sensitive to changes in rates as the market believed them to be. We bought American Express and regional bank TCF Financial, whose strong fundamentals we felt would overwhelm an uptick in rates. We also added to our position in Progressive Corp. Progressive is an auto insurance company that was selling at a low price-to-earnings multiple (a measure of how much you're paying for earnings power) despite its tremendous growth, simply because it fell in the finance category.

     We found some of our best buying opportunities within the consumer finance subsector this period, when negative sentiment abounded. The sector was hurt by the perception of rising payment delinquencies and increasing personal bankruptcies. On

================================================================================

                  John Hancock Funds - Growth and Income Fund

--------------------------------------------------------------------------------
Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote "For the six months ended June 30, 1997." The chart is scaled in increments of 5% from top to bottom with 25% at the top and 0% at the bottom. Within the chart, there are three solid bars. The first represents the 22.79% total return for John Hancock Growth and Income Fund: Class A. The second represents the 22.41% total return for John Hancock Growth and Income Fund:
Class B. The third represents the 15.52% total return for the average growth and income fund. Footnote below reads: "The total returns for John Hancock
Independence Equity Fund are at net asset value with all distributions reinvested. The average growth and income fund is tracked by Lipper Analytical Services. (1) See following two pages for historical performance information".
--------------------------------------------------------------------------------

top of that, several consumer finance companies were tainted either by accusations of accounting irregularities, Chapter 11 filings or earnings shortfalls. We took advantage of investors' fears to invest in several well-managed companies that we believe stand to benefit from the sector's turmoil. We added FIRSTPLUS Financial Group, one of the leading home equity lenders growing at 20% to 30% per year, for a low five times earnings. We also added CapMAC Holdings, leading insurer of asset-backed securities. We purchased our position for a 20% discount to the company's adjusted book value, when companies within this industry normally trade at 1.3 times adjusted book value. Both stocks have risen by about 50% since we bought them, and we still think they represent a good value.

Technology stocks were also hard hit during the period, particularly software companies, which we like because they generate very high levels of free cash flow, an important measure of a company's strength. So we seized the moment to buy some of the market leaders at very compelling prices. Within computer services companies, we bought a dominant market leader, Computer Sciences, when its stock came under pressure because of what we believed were temporary problems at its main competitor EDS. We also bought Oracle, the leading provider of database systems, with a 30% annual growth rate in a rapidly expanding market, for a price just slightly higher than the overall market average. Finally, we picked up networking giants Cisco Systems and Cascade Communications (soon to merge with Ascend) for below-market multiples. We only wish we had bought more at those inexpensive levels.

"...market
fluctuations
present the
best opportu-
nities to find
great compa-
nies at
attractive
prices..."

     As always, there were some disappointments during the period. Millipore, a provider of filters to the semiconductor industry, suffered with a slowdown in semiconductor capital equipment spending, while Boeing languished as it tried to work out its merger with McDonnell Douglas.

Outlook
In our view, we're in for more market volatility as long as investors remain edgy about current stock valuation levels. We'll use that to our advantage, since we believe this same volatility presents the best opportunities to find great companies at attractive prices that do not reflect their true worth. Our goal continues to be to provide investors with above-average returns at below-market risk from a large-company stock portfolio that is generally representative of the broad stock market.

--------------------------------------------------------------------------------
This commentary reflects the views of the portfolio manager through the end of the Fund's period discussed in this report. Of course, the manager's views are subject to change as market and other conditions warrant.

1Figures from Lipper Analytical Services, Inc. include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.

================================================================================
--------------------------------------------------------------------------------
                             A LOOK AT PERFORMANCE
--------------------------------------------------------------------------------

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Growth and Income Fund. Total return is a performance measure that equals the sum of all income and capital gains dividends, assuming reinvestment of these distributions, and the change in the price of the Fund's shares, expressed as a percentage of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 5% for Class A shares. The effect of the maximum contingent deferred sales charge for Class B shares (maximum 5% and declining to 0% over six years) is included in Class B performance. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them.

--------------------------------------------------------------------------------
                            CUMULATIVE TOTAL RETURNS
--------------------------------------------------------------------------------

For the period ended June 30, 1997
                                             ONE      FIVE     MOST RECENT
                                             YEAR     YEARS     TEN YEARS
                                             ----     -----     ---------

John Hancock Growth and Income
Fund: Class A                               29.48%   110.55%     228.72%
John Hancock Growth and Income
Fund: Class B                               30.26%   111.25%     130.66%(1)

--------------------------------------------------------------------------------
                          AVERAGE ANNUAL TOTAL RETURNS
--------------------------------------------------------------------------------

For the period ended June 30, 1997
                                             ONE      FIVE     MOST RECENT
                                             YEAR     YEARS     TEN YEARS
                                             ----     -----     ---------
John Hancock Growth and Income
Fund: Class A                               29.48%   16.06%       12.64%
John Hancock Growth and Income
Fund: Class B                               30.26%   16.13%       15.34%(1)








                              Notes to Performance

(1) Class B shares commenced on August 22, 1991.

================================================================================
--------------------------------------------------------------------------------
                    WHAT HAPPENED TO A $10,000 INVESTMENT...
--------------------------------------------------------------------------------

The charts on the right show how much a $10,000 investment in John Hancock Growth and Income Fund would be worth on June 30, 1997 assuming either you had invested on the day each class of shares started, or have been invested for the most recent ten years and have reinvested all distributions. For comparison, we've shown the same $10,000 investment in the Standard & Poor's 500 Stock Index --an unmanaged index that includes 500 widely traded common stocks and is often used as a measure of stock market performance.

--------------------------------------------------------------------------------
Line chart with the heading Growth and Income Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines. The first line represents the value of the Standard & Poor's 500 Stock Index and is equal to $49,922 as of June 30, 1997. The second line represents the value of the hypothetical $10,000 investment made in the Growth and Income Fund on June 30, 1987 before sales charge, and is equal to $40,503 as of June 30, 1997. The third line represents the Growth and Income Fund, after sales charge, and is equal to $38,478 as of June 30, 1997.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Line chart with the heading Growth and Income Fund: Class B, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines. The first line represents the value of the Standard & Poor's 500 Stock Index, and is equal to $26,688 as of June 30, 1997. The second line represents the value of the hypothetical $10,000 investment made in the Growth and Income Fund, before sales charge, on August 22, 1991, after sales charge, and is equal to $23,166 as of June 30, 1997. The third line, represents the value of the Growth and Income Fund, and is equal to $23,066 as of June 30, 1997.
--------------------------------------------------------------------------------

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Growth and Income Fund


The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on June 30, 1997. You'll also find the net asset value and the maximum offering price per share as of that date.

Statement of Assets and Liabilities
June 30, 1997 (Unaudited)
--------------------------------------------------------------------------------

Assets:
  Investments at value - Note C:
    Common stocks (cost - $295,996,180) ........................  $ 415,571,131
    Preferred stock (cost - $2,919,705) ........................      3,512,500
    Joint repurchase agreement (cost - $9,404,000) .............      9,404,000
    Corporate savings account ..................................             71
                                                                  -------------
 ...............................................................    428,487,702
  Receivable for investments sold ..............................      2,188,344
  Receivable for shares sold ...................................        825,513
  Dividends receivable .........................................        523,184
  Interest receivable ..........................................          2,116
  Other assets .................................................         40,328
                                                                  -------------
                              Total Assets .....................    432,067,187
                              -------------------------------------------------
Liabilities:
  Payable for investments purchased ............................      4,411,519
  Payable for shares repurchased ...............................        135,335
  Payable to John Hancock Advisers, Inc.
    and affiliates - Note B ....................................        310,006
  Accounts payable and accrued expenses ........................         10,056
                                                                  -------------
                              Total Liabilities ................      4,866,916
                              -------------------------------------------------
Net Assets:
  Capital paid-in ..............................................    267,135,039
  Accumulated net realized gain on investments and
    foreign currency transactions ..............................     39,898,334
  Net unrealized appreciation of investments and
    foreign currency transactions ..............................    120,170,596
  Distributions in excess of net investment income ............. (        3,698)
                                                                  -------------
                              Net Assets .......................  $ 427,200,271
                              =================================================
Net Asset Value Per Share:
  (Based on net asset values and shares of beneficial
  interest outstanding - unlimited number of shares
  authorized with no par value, respectively)
  Class A - $215,721,047/11,293,531 ............................  $       19.10
  =============================================================================
  Class B - $211,479,224/11,037,162 ............................  $       19.16
  =============================================================================
Maximum Offering Price Per Share*
  Class A - ($19.10 x 105.26%) .................................  $       20.11
  =============================================================================
*On a signle retail sales of less than $50,000. On sales of $50,000 or more and on group sales, the offering price is reduced.


The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated. Statement of Operations

Six months ended June 30, 1997 (Unaudited)
--------------------------------------------------------------------------------
Investment Income:
  Dividends ....................................................  $   2,589,563
  Interest .....................................................        910,078
                                                                  -------------
 ...............................................................      3,499,641
                                                                  -------------
  Expenses:
  Investment management fee -  Note B ..........................      1,103,701
  Distribution and service fee - Note B
    Class A ....................................................        228,609
    Class B ....................................................        838,816
  Transfer agent fee - Note B ..................................        281,899
  Registration and filing fees .................................         34,483
  Custodian fee ................................................         33,405
  Financial services fee - Note B ..............................         33,111
  Auditing fee .................................................         18,265
  Trustees' fees ...............................................         13,192
  Miscellaneous ................................................          3,435
  Legal fees ...................................................          2,919
  Printing .....................................................          2,552
                                                                  -------------
                              Total Expenses ...................      2,594,387
                              -------------------------------------------------
                              Net Investment Income ............        905,254
                              -------------------------------------------------

Realized and Unrealized Gain (Loss) on Investments:
  Net realized gain on investments sold ........................     33,266,161
  Net realized loss on foreign currency transactions ........... (        2,131)
  Change in net unrealized appreciation/depreciation
    of investments .............................................     39,427,639
  Change in net unrealized appreciation/depreciation
    of foreign currency transactions ...........................            494
                                                                  -------------
                              Net Realized and Unrealized
                              Gain on Investments and
                              Foreign Currency Transactions ....  $  72,692,163
                              -------------------------------------------------
                              Net Increase in Net Assets
                              Resulting from Operations ........  $  73,597,417
                              =================================================

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Growth and Income Fund


Statement of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                                  PERIOD FROM
                                                                                 YEAR ENDED    SEPTEMBER 1, 1996   SIX MONTHS ENDED
                                                                                  AUGUST 31,     TO DECEMBER 31,     JUNE 30, 1997
                                                                                     1996            1996(1)          (UNAUDITED)
                                                                               ---------------   ---------------     -------------
Increase (Decrease) in Net Assets:
From Operations:
  Net investment income ....................................................   $   2,407,620      $    483,351       $    905,254
  Net realized gain on investments sold and foreign currency transactions ..      25,207,559        11,589,657         33,264,030
  Change in net unrealized appreciation/depreciation of investments and
    foreign currency transactions ..........................................       7,739,354        26,075,239         39,428,133
                                                                               -------------      ------------       ------------
      Net Increase in Net Assets Resulting from Operations .................      35,354,533        38,148,247         73,597,417
                                                                               -------------      ------------       ------------
Distributions to Shareholders:
  Dividends from net investment income
    Class A - ($0.1939, $0.0752 and $0.0738 per share, respectively) .......  (    1,792,414)    (     697,553)     (     804,989)
    Class B - ($0.0916, $0.0151 and $0.0096 per share, respectively) .......  (      780,162)    (     126,946)     (     101,491)
  Distributions from net realized gain on investments sold
    Class A - ($0.1450, $1.5747 and none per share, respectively) ..........  (    1,309,129)    (  14,744,885)           --
    Class B - ($0.1450, $1.5747 and none per share, respectively) ..........  (    1,230,621)    (  13,438,564)           --
                                                                               -------------      ------------       ------------
      Total Distributions to Shareholders ..................................  (    5,112,326)    (  29,007,948)     (     906,480)
                                                                               -------------      ------------       ------------
From Fund Share Transactions - Net*: .......................................  (    9,818,420)       35,083,465         44,956,315
                                                                               -------------      ------------       ------------
Net Assets:
  Beginning of period ......................................................     244,905,468       265,329,255        309,553,019
                                                                               -------------      ------------       ------------
  End of period (including undistributed net investment income of $338,676, distributions in excess of net investment income
    of $2,472 and $3,698, respectively) ....................................   $ 265,329,255      $309,553,019       $427,200,271
                                                                               =============      ============       ============
*Analysis of Fund Share Transactions:                  YEAR ENDED                   PERIOD FROM              SIX MONTHS ENDED
                                                       AUGUST 31,               SEPTEMBER 1, 1996             JUNE 30, 1997
                                                         1996                TO DECEMBER 31, 1996(1)           (UNAUDITED)
                                                  ------------------------   ------------------------   ------------------------
                                                     SHARES      AMOUNT        SHARES       AMOUNT        SHARES        AMOUNT
                                                  ----------   -----------   ----------   -----------   ----------  ------------
CLASS A
  Shares sold ..................................   1,760,701   $25,784,827   2,100,056   $34,769,586   5,984,377    $102,573,846
  Shares issued to shareholders
    in reinvestment of distributions ...........     184,594     2,627,197     864,570    13,618,418      38,672         689,924
                                                   ---------   -----------   ---------   -----------   ---------    ------------
                                                   1,945,295    28,412,024   2,964,626    48,388,004   6,023,049     103,263,770
  Less shares repurchased ......................  (2,414,054) ( 34,877,792) (1,774,320) ( 29,444,447) (5,177,237)  (  88,211,952)
                                                   ---------   -----------   ---------   -----------   ---------    ------------
  Net increase (decrease) ......................  (  468,759) ($ 6,465,768)  1,190,306   $18,943,557     845,812    $ 15,051,818
                                                   =========   ===========   =========   ===========   =========    ============
CLASS B
  Shares sold ..................................   2,595,953   $37,809,526     901,707   $14,803,231   3,377,550    $ 58,661,859
  Shares issued to shareholders
    in reinvestment of distributions ...........     123,908     1,753,023     767,775    12,131,262       4,785          87,534
                                                   ---------   -----------   ---------   -----------   ---------    ------------
                                                   2,719,861    39,562,549   1,669,482    26,934,493   3,382,335      58,749,393
  Less shares repurchased ......................  (2,944,133) ( 42,915,201) (  653,345) ( 10,794,585) (1,691,194)  (  28,844,896)
                                                   ---------   -----------   ---------   -----------   ---------    ------------
  Net increase (decrease) ......................  (  224,272) ( $3,352,652)  1,016,137   $16,139,908   1,691,141    $ 29,904,497
                                                   =========   ===========   =========   ===========   =========    ============

(1) Effective December 31, 1996, the fiscal period end changed from August 31 to December 31.

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment and foreign currency gains and losses, distributions paid to shareholders, and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold, reinvested and repurchased during the last three periods, along with the corresponding dollar value.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Growth and Income Fund


Financial Highlights
Selected data for a share of beneficial interest outstanding throughout each period indicated, investment returns, key ratios and supplemental data are listed as follows:
--------------------------------------------------------------------------------

                                                             YEAR ENDED AUGUST 31,                PERIOD FROM      SIX MONTHS ENDED
                                              ------------------------------------------------ SEPTEMBER 1, 1996 TO  JUNE 30, 1997
                                                1992     1993      1994      1995(4)    1996   DECEMBER 31, 1996(6)   (UNAUDITED)
                                              --------  --------  --------  --------  -------- --------------------   -----------
CLASS A
Per Share Operating Performance
  Net Asset Value, Beginning of Period .....   $ 11.77  $  12.43  $  12.08  $  11.42  $  13.38        $  15.07           $  15.62
                                               -------  --------  --------  --------  --------        --------           --------
  Net Investment Income (1) ................      0.32      0.40      0.32      0.21      0.19            0.05               0.07
  Net Realized and Unrealized Gain (Loss)
    on Investments .........................      0.89      1.12 (    0.61)     1.95      1.84            2.15               3.48
                                               -------  --------  --------  --------  --------        --------           --------
    Total from Investment Operations .......      1.21      1.52 (    0.29)     2.16      2.03            2.20               3.55
                                               -------  --------  --------  --------  --------        --------           --------
Less Distributions:
  Dividends from Net Investment Income .....  (   0.25)(    0.42)(    0.37)(    0.20)(    0.19)      (    0.08)         (    0.07)
  Distributions from Net Realized Gain
    on Investments Sold ....................  (   0.30)(    1.45)      --        --  (    0.15)      (    1.57)               --
                                               -------  --------  --------  --------  --------        --------           --------
    Total Distributions ....................  (   0.55)(    1.87)(    0.37)(    0.20)(    0.34)      (    1.65)         (    0.07)
                                               -------  --------  --------  --------  --------        --------           --------
  Net Asset Value, End of Period ...........   $ 12.43  $  12.08  $  11.42  $  13.38  $  15.07        $  15.62           $  19.10
                                               =======  ========  ========  ========  ========        ========           ========
  Total Investment Return at
    Net Asset Value (2) ....................    10.47%    13.64% (   2.39%)   19.22%    15.33%          14.53%(7)          22.79%(7)

Ratios and Supplemental Data
  Net Assets, End of Period (000s omitted) .  $ 89,682  $115,780  $121,160  $130,183  $139,548        $163,154           $215,721
  Ratio of Expenses to Average Net Assets ..     1.34%     1.29%     1.31%     1.30%     1.17%           1.22%(5)           1.11%(5)
  Ratio of Net Investment Income
    to Average Net Assets ..................     2.75%     3.43%     2.82%     1.82%     1.28%           0.85%(5)           0.87%(5)
  Portfolio Turnover Rate ..................      119%      107%      195%       99%       74%             26%                55%
  Average Broker Commission Rate (3) .......      N/A       N/A       N/A       N/A   $ 0.0665        $ 0.0692           $ 0.0683


The Financial Highlights summarizes the impact of the following factors on a single share for each period indicated: net investment income, gains (losses), dividends and total investment return of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period. Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Growth and Income Fund


Financial Highlights (continued)
--------------------------------------------------------------------------------

                                                             YEAR ENDED AUGUST 31,                PERIOD FROM      SIX MONTHS ENDED
                                              ------------------------------------------------ SEPTEMBER 1, 1996 TO  JUNE 30, 1997
                                                1992     1993      1994      1995(4)    1996   DECEMBER 31, 1996(6)   (UNAUDITED)
                                              --------  --------  --------  --------  -------- --------------------   -----------
CLASS B
Per Share Operating Performance
  Net Asset Value, Beginning of Period .....  $ 11.77   $  12.44   $  12.10   $  11.44   $  13.41     $  15.10        $  15.66
                                              -------   --------   --------   --------   --------     --------        --------
  Net Investment Income (1) ................     0.23       0.30       0.24       0.13       0.08         0.01            0.01
  Net Realized and Unrealized Gain (Loss)
    on Investments .........................     0.89       1.12  (    0.61)      1.96       1.85         2.14            3.50
                                              -------   --------   --------   --------   --------     --------        --------
    Total from Investment Operations .......     1.12       1.42  (    0.37)      2.09       1.93         2.15            3.51
                                              -------   --------   --------   --------   --------     --------        --------
Less Distributions:
  Dividends from Net Investment Income ..... (   0.15) (    0.31) (    0.29) (    0.12) (    0.09)   (    0.02)      (    0.01)
  Distributions from Net Realized Gain
    on Investments Sold .................... (   0.30) (    1.45)       --         --   (    0.15)   (    1.57)            --
                                              -------   --------   --------   --------   --------     --------        --------
    Total Distributions .................... (   0.45) (    1.76) (    0.29) (    0.12) (    0.24)   (    1.59)      (    0.01)
                                              -------   --------   --------   --------   --------     --------        --------
  Net Asset Value, End of Period ...........  $ 12.44   $  12.10   $  11.44   $  13.41   $  15.10     $  15.66        $  19.16
                                              =======   ========   ========   ========   ========     ========        ========
  Total Investment Return at Net
    Asset Value (2) ........................    9.67%     12.64%  (   3.11%)    18.41%     14.49%       14.15%(7)       22.41%(7)

Ratios and Supplemental Data
  Net Assets, End of Period (000s omitted) .  $29,826   $ 65,010   $114,025   $114,723   $125,781     $146,399        $211,479
  Ratio of Expenses to Average Net Assets ..    2.07%      2.19%      2.06%      2.03%      1.90%        1.98%(5)        1.85%(5)
  Ratio of Net Investment Income
    to Average Net Assets ..................    2.02%      2.53%      2.07%      1.09%      0.55%        0.10%(5)        0.13%(5)
  Portfolio Turnover Rate ..................     119%       107%       195%        99%        74%          26%             55%
  Average Broker Commission Rate (3) .......     N/A        N/A        N/A        N/A    $ 0.0665     $ 0.0692        $ 0.0683

(1)  Based on the average of the shares outstanding at the end of each month.
(2)  Assumes dividend reinvestment and does not reflect the effect of sales charges.
(3)  Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(4)  On December 2, 1994, John Hancock Advisers, Inc. became the investment adviser of the Fund.
(5)  Annualized.
(6)  Effective December 31, 1996, the fiscal period end changed from August 31 to December 31.
(7)  Not annualized.




                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Growth and Income Fund


Schedule of Investments
June 30, 1997  (Unaudited)
--------------------------------------------------------------------------------

The Schedule of Investments is a complete list of all securities owned by the Fund on June 30, 1997. It's divided into three main categories: common stocks, preferred stocks and short-term investments. The common and preferred stocks are further broken down by industry groups. Short-term investments, which represent the Fund's "cash" position, are listed last.

                                                                      MARKET
ISSUER, DESCRIPTION                     NUMBER OF SHARES              VALUE
-------------------                     ----------------              -----
COMMON STOCKS

Aerospace (6.44%)
  General Dynamics Corp. ..............       75,000              $  5,625,000
  McDonnell Douglas Corp. .............      133,000                 9,110,500
  Northrop Grumman Corp. ..............       70,000                 6,146,875
  United Technologies Corp. ...........       80,000                 6,640,000
                                                                  ------------
                                                                    27,522,375
                                                                  ------------
Automobile / Trucks (0.31%)
  Lear Corp.* .........................       29,700                 1,317,938
                                                                  ------------
Banks - United States (2.30%)
  Banc One Corp. ......................      163,226                 7,906,259
  Providian Financial Corp.* ..........       60,000                 1,927,500
                                                                  ------------
                                                                     9,833,759
                                                                  ------------
Beverages (1.19%)
  PepsiCo, Inc. .......................      135,000                 5,070,938
                                                                  ------------
Broker Services (1.67%)
  Morgan Stanley, Dean Witter,
    Discover & Co. ....................      165,400                 7,122,538
                                                                  ------------
Building (0.08%)
  Morrison Knudsen Corp.* .............       25,000                   340,625
                                                                  ------------
Business Services - Misc (1.89%)
  Block, H & R, Inc. ..................      250,000                 8,062,500
                                                                  ------------
Chemicals (3.69%)
  BetzDearborn, Inc. ..................      100,000                 6,600,000
  Monsanto Co. ........................      172,000                 7,406,750
  Sigma-Aldrich Corp. .................       50,000                 1,753,125
                                                                  ------------
                                                                    15,759,875
                                                                  ------------

                                                                      MARKET
ISSUER, DESCRIPTION                     NUMBER OF SHARES              VALUE
-------------------                     ----------------              -----

Computers (9.28%)
  Automatic Data Processing, Inc. .....       85,000              $  3,995,000
  Cabletron Systems, Inc.* ............       20,000                   566,250
  Cadence Design Systems, Inc.* .......      100,000                 3,350,000
  Cisco Systems, Inc.* ................       41,300                 2,772,262
  Computer Associates
    International, Inc. ...............      239,100                13,314,881
  Computer Sciences Corp.* ............       81,900                 5,907,037
  Electronic Data Systems Corp. .......       25,000                 1,025,000
  Inso Corp.* .........................       19,000                   390,687
  Oracle Corp.* .......................      165,000                 8,311,875
                                                                  ------------
                                                                    39,632,992
                                                                  ------------
Consumer Products Misc. (0.67%)
  Samsonite Corp.* ....................       65,000                 2,868,125
                                                                  ------------
Cosmetics & Personal Care (1.33%)
  Gillette Co. ........................       60,000                 5,685,000
                                                                  ------------
Diversified Operations (1.97%)
  AlliedSignal, Inc. ..................       95,700                 8,038,800
  Fortune Brands, Inc. ................       10,000                   373,125
                                                                  ------------
                                                                     8,411,925
                                                                  ------------
Electronics (4.52%)
  Advanced Micro Devices, Inc.* .......       85,000                 3,060,000
  Fisher Scientific International .....       50,000                 2,375,000
  General Electric Co. ................      120,000                 7,845,000
  Honeywell, Inc. .....................       50,000                 3,793,750
  Novellus Systems, Inc.* .............       19,000                 1,643,500
  Oak Industries, Inc.* ...............       20,000                   575,000
                                                                  ------------
                                                                    19,292,250
                                                                  ------------
Finance (10.35%)
  Ahmanson, H.F. & Co. ................       89,000                 3,827,000
  American Express Co. ................       60,000                 4,470,000
  Astoria Financial Corp. .............       77,300                 3,671,750
  FIRSTPLUS Financial Group, Inc.* ....      100,000                 3,400,000
  Great Western Financial Corp. .......       78,200                 4,203,250
  Student Loan Marketing Assn. ........       60,000                 7,620,000
  TCF Financial Corp. .................      263,751                13,022,691
  United Asset Management Corp. .......      142,000                 4,020,375
                                                                  ------------
                                                                    44,235,066
                                                                  ------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Growth and Income Fund


                                                                      MARKET
ISSUER, DESCRIPTION                     NUMBER OF SHARES              VALUE
-------------------                     ----------------              -----

Food (2.31%)
  Archer-Daniels-Midland Co. ..........      120,000              $  2,820,000
  CPC International, Inc. .............       76,500                 7,061,906
                                                                  ------------
                                                                     9,881,906
                                                                  ------------
Instruments - Scientific (0.51%)
  Millipore Corp. .....................       50,000                 2,200,000
                                                                  ------------
Insurance (10.28%)
  Ace, Ltd. (Bermuda) .................      100,000                 7,387,500
  CapMAC Holdings, Inc. ...............      140,000                 4,707,500
  CMAC Investment Corp. ...............       60,000                 2,865,000
  Executive Risk, Inc. ................       26,100                 1,357,200
  Financial Security Assurance
    Holdings Ltd. .....................       54,600                 2,125,988
  Leucadia National Corp. .............       50,000                 1,546,875
  Lincoln National Corp. ..............       28,800                 1,854,000
  Mercury General Corp. ...............       10,000                   727,500
  Progressive Corp. ...................      187,500                16,312,500
  Travelers Group, Inc. ...............       80,000                 5,045,000
                                                                  ------------
                                                                    43,929,063
                                                                  ------------
Leisure (1.80%)
  Eastman Kodak Co. ...................      100,000                 7,675,000
                                                                  ------------
Media (0.93%)
  Central Newspapers, Inc. (Class A) ..       55,400                 3,968,025
                                                                  ------------
Medical (9.99%)
  Baxter International, Inc. ..........      120,000                 6,270,000
  Columbia/HCA Healthcare Corp. .......       45,600                 1,792,650
  Lilly (Eli) & Co. ...................      100,000                10,931,250
  Manor Care, Inc. ....................       25,000                   815,625
  Schering-Plough Corp. ...............      200,000                 9,575,000
  Warner-Lambert Co. ..................       70,000                 8,697,500
  Wellpoint Health Networks, Inc.* ....      100,000                 4,587,500
                                                                  ------------
                                                                    42,669,525
                                                                  ------------
Mortgage Banking (2.92%)
  Fannie Mae ..........................      165,000                 7,198,125
  Federal Home Loan Mortgage Corp. ....      112,000                 3,850,000
  Money Store, Inc. (The) .............       50,000                 1,434,375
                                                                  ------------
                                                                    12,482,500
                                                                  ------------

                                                                      MARKET
ISSUER, DESCRIPTION                     NUMBER OF SHARES              VALUE
-------------------                     ----------------              -----

Oil & Gas (5.19%)
  Amerada Hess Corp. ..................       20,000              $  1,111,250
  ENI S.p.A., American Depositary
    Receipt (ADR), (Italy)+ ...........       50,000                 2,843,750
  Exxon Corp. .........................       60,000                 3,690,000
  Mobil Corp. .........................       88,000                 6,149,000
  Phillips Petroleum Co. ..............      150,000                 6,562,500
  Tosco Corp. .........................       60,000                 1,796,250
                                                                  ------------
                                                                    22,152,750
                                                                  ------------
Paper & Paper Products (1.17%)
  Kimberly-Clark Corp. ................      100,000                 4,975,000
                                                                  ------------
Pollution Control (0.35%)
  US Filter Corp.* ....................       55,000                 1,498,750
                                                                  ------------
Retail (3.02%)
  Great Atlantic & Pacific
    Tea Co., Inc. .....................       32,800                   891,750
  Sysco Corp. .........................      125,000                 4,562,500
  Wal-Mart Stores, Inc. ...............      220,000                 7,438,750
                                                                  ------------
                                                                    12,893,000
                                                                  ------------
Telecommunications (6.00%)
  360 Communications Co.* .............      107,200                 1,835,800
  Cable Design Technologies* ..........       21,300                   627,019
  Cascade Communications Corp.* .......       92,000                 2,541,500
  Lucent Technologies, Inc. ...........      130,200                 9,382,537
  Qwest Communications
    International Inc.* ...............        7,100                   193,475
  SBC Communications, Inc. ............       55,000                 3,403,125
  Sprint Corp. ........................       30,000                 1,578,750
  U.S. West, Inc.* ....................      300,000                 6,075,000
                                                                  ------------
                                                                    25,637,206
                                                                  ------------
Tobacco (2.75%)
  Philip Morris Cos., Inc. ............      264,800                11,750,500
                                                                  ------------
Transport (4.06%)
  Burlington Northern Santa Fe ........       87,000                 7,819,125
  CSX Corp. ...........................       92,000                 5,106,000
  Northwest Airlines Corp. (Class A)* .       25,000                   909,375
  Union Pacific Corp. .................       50,000                 3,525,000
                                                                  ------------
                                                                    17,359,500
                                                                  ------------

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                  John Hancock Funds - Growth and Income Fund


                                                                      MARKET
ISSUER, DESCRIPTION                     NUMBER OF SHARES              VALUE
-------------------                     ----------------              -----

Utilities (0.31%)
  Edison International .................      10,000              $    248,750
  Williams Cos., Inc. (The) ............      25,000                 1,093,750
                                                                  ------------
                                                                     1,342,500
                                                                  ------------
                    TOTAL COMMON STOCKS
                    (Cost $295,996,180)     ( 97.28%)              415,571,131
                                             -------              ------------
PREFERRED STOCK
Broker Services (0.82%)
  Salomon Inc. 7.625%, Ser FSA, Conv. ..     100,000                 3,512,500
                                                                  ------------
                    TOTAL PREFERRED STOCK
                        (Cost $2,919,705)   (  0.82%)                3,512,500
                                             -------              ------------

                               INTEREST      PAR VALUE
ISSUER DESCRIPTION               RATE     (000s OMITTED)
------------------               ----     --------------

SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (2.20%)
  Investment in a joint repuchase agreement
    transaction with Toronto-Dominion Bank -
    Dated 06-30-96, Due 07-01-97
    (secured by U.S. Treasury Notes,
    5.625% thru 8.125% Due 07-31-97
    thru 11-15-04) - Note A      5.97%         9,404                 9,404,000
                                                                  ------------
Corporate Savings Account (0.00%)
  Investors Bank & Trust Company
    Daily Interest Savings Account
    Current Rate 4.95% .................                                    71
                                                                  ------------
           TOTAL SHORT-TERM INVESTMENTS     (  2.20%)                9,404,071
                                             -------              ------------
                      TOTAL INVESTMENTS     (100.30%)             $428,487,702
                                             =======              ============

* Non-income producing security.

+ This security having an aggregate market value of $2,843,750 and 0.67% of the Fund's net asset value, has been purchased as a forward commitment. That is, the Fund has agreed on trade date to take delivery of and make payment for such security on a delayed basis subsequent to this schedule. The Fund has instructed its custodian bank to segregate assets with a current value at least equal to the amount of the forward commitment. Accordingly, the market value of $4,343,625 of Computer Associates International, Inc. 78,000 shares has been segregated to cover the forward commitments.

Parenthetical disclosure of a foreign country in the security description represents country of a foreign issuer; however, the security is U.S. dollar denominated.

The percentage shown for each investment category is the total of that category as a percentage of net assets of the Fund.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                  John Hancock Funds - Growth and Income Fund


(UNAUDITED)
NOTE A --
ACCOUNTING POLICIES

John Hancock Investment Trust (the "Trust") is an open-end management investment company registered under the Investment Company Act of 1940. The Trust consists of three series portfolios: John Hancock Growth and Income Fund (the "Fund"), John Hancock Sovereign Balanced Fund and John Hancock Sovereign Investors Fund. The other two series of the Trust are reported in separate financial statements. The investment objective of the Fund is to obtain the highest total return, a combination of capital appreciation and current income, consistent with reasonable safety of capital.

     The Trustees have authorized the issuance of two classes of the Fund, designated as Class A and Class B. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution and service expenses under the terms of a distribution plan have exclusive voting rights regarding such distribution plan.

     Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis.

FEDERAL INCOME TAX The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no federal income tax provision is required.

DIVIDENDS, INTEREST AND DISTRIBUTIONS Dividend income on investment securities is recorded on the ex-dividend date. Interest income on investment securities is recorded on the accrual basis.

The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations which may differ from generally accepted accounting principles. Dividends paid by the Fund with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are determined at the Fund level and allocated daily to each class of shares based on the appropriate net assets of the respective classes. Distribution and service fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable to each class.

EXPENSES The majority of the expenses of the Trust are directly identifiable to an individual fund. Expenses which are not readily identifiable to a specific fund are allocated in such a manner as deemed equitable, taking into consideration, among other things, the nature and type of expense and the relative sizes of the funds.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                  John Hancock Funds - Growth and Income Fund


estimates made by management in determining the reported amounts of assets, liabilities, revenues and expenses of the Fund. Actual results could differ from these estimates.

BANK BORROWINGS The Fund is permitted to have bank borrowings for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The Fund had no borrowing activity for the period ended June 30, 1997.

NOTE B --
MANAGEMENT FEE AND
TRANSACTIONS WITH AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent, to 0.625% of the Fund's average daily net asset value.

     The Fund has a distribution agreement with John Hancock Funds, Inc. ("JH Funds"), a wholly owned subsidiary of the Adviser. For the period ended June 30, 1997, net sales charges received with regard to sales of Class A shares amounted to $337,409. Out of this amount, $58,236 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $162,472 was paid as sales commissions to unrelated broker-dealers and $116,701 was paid as sales commissions to sales personnel of John Hancock Distributors, Inc. ("Distributors"), a related broker-dealer. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company ("JHMLICo"), is the indirect sole shareholder of Distributors.

     Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at declining rates beginning at 5.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from the CDSC are paid to JH Funds and are used in whole or in part to defray its expenses related to providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended June 30, 1997, contingent deferred sales charges amounted to $159,291.

     In addition, to reimburse JH Funds for the services it provides as distributor of shares of the Fund, the Fund has adopted a Distribution Plan with respect to Class A and Class B pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to JH Funds for distribution and service expenses at an annual rate not to exceed 0.25% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse JH Funds for its distribution and service costs. Up to a maximum of 0.25% of such payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

     The Fund has a transfer agent agreement with John Hancock Signature Services, Inc. ("Signature Services"), an indirect subsidiary of JHMLICo. The Fund pays transfer agent fees based on the number of shareholder accounts and certain out-of-pocket expenses.

     The Fund has an agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for the period was at an annual rate of 0.01875% of the average net assets of the Fund.

     Mr. Edward J. Boudreau, Jr., Ms. Anne C. Hodsdon and Mr. Richard S. Scipione are trustees and/or officers of the Adviser and/or its affiliates, as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. The unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability for the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are always equal and are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gains or losses. At June 30, 1997, the Fund's investments to cover the deferred compensation liability had unrealized appreciation of $2,356.

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                  John Hancock Funds - Growth and Income Fund


NOTE C --
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other than obligations of the U.S. government and its agencies and short-term securities, during the period ended June 30, 1997, aggregated $230,602,116 and $178,939,868, respectively. There were no purchases or sales of obligations of the U.S. government and its agencies during the period ended June 30, 1997.

     The cost of investments owned at June 30, 1997 (excluding the corporate savings account) for federal income tax purposes was $308,319,885. Gross unrealized appreciation and depreciation of investments aggregated $121,655,156 and $1,487,410, respectively, resulting in net unrealized appreciation of $120,167,746.

================================================================================
                                     NOTES

                  John Hancock Funds - Growth and Income Fund

================================================================================
                                     NOTES

                  John Hancock Funds - Growth and Income Fund

================================================================================

[LOGO] JOHN HANCOCK FUNDS                                    Bulk Rate
       A Global Investment Management Firm                  U.S. Postage
                                                                PAID
101 Huntington Avenue, Boston, MA 02199-7603                Randolph, MA
1-800-225-5291  1-800-554-6713 (TDD)                        Permit No. 75
Internet: www.jhancock.com/funds




































--------------------------------------------------------------------------------
This report is for the information of shareholders of the John Hancock Growth and Income Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.


[RECYCLE LOGO] Printed on Recycled Paper                              2100A 6/97
                                                                            8/97

JOHN HANCOCK FUNDS
A GLOBAL INVESTMENT MANAGEMENT FIRM


             VOTE THIS PROXY CARD TODAY! YOUR PROMPT RESPONSE WILL
               SAVE YOUR FUND THE EXPENSE OF ADDITIONAL MAILINGS




                           JOHN HANCOCK UTILITIES FUND
               101 HUNTINGTON AVENUE, BOSTON, MASSACHUSETTS 02199
               SPECIAL MEETING OF SHAREHOLDERS - NOVEMBER 12, 1997
                   PROXY SOLICITATION BY THE BOARD OF TRUSTEES


     The undersigned, revoking previous proxies, hereby appoint(s) Edward J. Boudreau, Jr., Susan S. Newton and James B. Little, with full power of substitution in each, to vote all the shares of beneficial interest of John Hancock Utilities Fund ("Utilities Fund") which the undersigned is (are) entitled to vote at the Special Meeting of Shareholders (the "Meeting") of Utilities Fund to be held at 101 Huntington Avenue, Boston, Massachusetts, on November 12, 1997 at 9:00 a.m., Boston time, and at any adjournment(s) of the Meeting. All powers may be exercised by a majority of all proxy holders or substitutes voting or acting, or, if only one votes and acts, then by that one. Receipt of the Proxy Statement dated September 22, 1997 is hereby acknowledged. If not revoked, this proxy shall be voted for the proposal:


                                            PLEASE SIGN, DATE AND RETURN
                                            PROMPTLY IN ENCLOSED ENVELOPE

                                            Date __________________, 1997

                                             NOTE: Signature(s) should agree
                                             with name(s) printed herein. When
                                             signing as attorney, executor,
                                             administrator, trustee or guardian,
                                             please give your full title as
                                             such. If a corporation, please sign
                                             in full corporate name by president
                                             or other authorized officer. If a
                                             partnership, please sign in
                                             partnership name by authorized
                                             person.

                                             -----------------------------------
                                             Signature(s)

JOHN HANCOCK FUNDS
A GLOBAL INVESTMENT MANAGEMENT FIRM





VOTE THIS PROXY CARD TODAY! YOUR PROMPT RESPONSE WILL SAVE YOUR FUND THE EXPENSE OF ADDITIONAL MAILINGS.

THIS PROXY SHALL BE VOTED IN FAVOR OF (FOR) PROPOSAL 1 IF NO SPECIFICATION IS MADE BELOW. AS TO ANY OTHER MATTER, THE PROXY OR PROXIES SHALL VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT. PLEASE VOTE BY FILLING IN THE APPROPRIATE BOX BELOW, AS SHOWN, USING BLUE OR BLACK INK OR DARK PENCIL. DO NOT USE RED INK.

     (1) To approve an Agreement and Plan of Reorganization between Utilities Fund and John Hancock Growth and Income Fund. Under this Agreement, Utilities Fund would transfer all of its assets to Growth and Income Fund. These shares will be distributed proportionately to you and the other shareholders of Utilities Fund. Growth and Income Fund will also assume Utilities Fund's liabilities.

               ----                         ----                        ----
     FOR      |____|               AGAINST |____|             ABSTAIN  |____|

           PLEASE DO NOT FORGET TO SIGN THE REVERSE SIDE OF THIS CARD.

                                     PART B


                       STATEMENT OF ADDITIONAL INFORMATION

                       JOHN HANCOCK GROWTH AND INCOME FUND

                               September 22, 1997

This statement of additional information is not a prospectus. It should be read in conjunction with the related proxy statement and prospectus which is also dated September 22, 1997. This statement of additional information provides additional information about John Hancock Growth and Income Fund and the fund that it is acquiring, John Hancock Utilities Fund. Please retain this statement of additional information for future reference. A copy of the proxy statement and prospectus can be obtained free of charge by calling John Hancock Signature Services, Inc., at 1-800-225-5291.

                                TABLE OF CONTENTS
                                                                                                               Page
                                                                                                      Introduction3

                                                               Additional Information About Growth and Income Fund3
         General Information and History
         Investment Objective and Policies
         Management of Growth and Income Fund
         Control Persons and Principal Holders of Shares
         Investment Advisory and Other Services
         Brokerage Allocation
         Capital Stock and Other Securities
         Purchase, Redemption and Pricing of Growth and Income Fund Shares
         Tax Status
         Underwriters
         Calculation of Performance Data
         Financial Statements

                                                                       Additional Information about Utilities Fund4
         General Information and History
         Investment Objective and Policies
         Management of Utilities Fund
         Investment Advisory and Other Services
         Brokerage Allocation
         Capital Stock and Other Securities
         Purchase, Redemption and Pricing of Utilities Fund Shares
         Tax Status
         Underwriters
         Calculation of Performance Data
         Financial Statements

Exhibits

A - Statement of additional information, dated May 1, 1997, of John Hancock Growth and Income Fund including audited financial statements as of December 31, 1996 and unaudited semi- annual financial statements as of June 30, 1997.

B - Statement of additional information, dated May 1, 1997, of John Hancock Utilities Fund including audited financial statements as of December 31, 1996 and unaudited semi-annual financial statements as of June 30, 1997.

C - Pro forma combined financial statements as of June 30, 1997 assuming the reorganization of John Hancock Utilities Fund into John Hancock Growth and Income Fund occurred on that date.

                                  INTRODUCTION

         This statement of additional information is intended to supplement the information provided in a proxy statement and prospectus dated September 22, 1997. The proxy statement and prospectus has been sent to the shareholders of Utilities Fund in connection with the solicitation by the trustees of Utilities Fund of proxies to be voted at the special meeting of shareholders of Utilities Fund to be held on November 12, 1997. This statement of additional information incorporates by reference the statement of additional information of Growth and Income Fund, dated May 1, 1997, and the statement of additional information of Utilities Fund, also dated May 1, 1997. The Growth and Income Fund SAI and the Utilities Fund SAI are included with this statement of additional information.

               Additional Information About Growth and Income Fund
               ---------------------------------------------------

General Information and History
-------------------------------

         For additional information about Growth and Income Fund generally and its history, see "Organization of the Trust" in the Growth and Income Fund SAI.

Investment Objective and Policies
---------------------------------

         For additional information about Growth and Income Fund's investment objective, policies and restrictions see "Investment Objective and Policies" and "Investment Restrictions" in the Growth and Income Fund SAI.

Management of Growth and Income Fund
------------------------------------

         For additional  information about the Growth and Income Fund's Board of
Trustees,   officers  and  management  personnel,  see  "Those  Responsible  for
Management" in the Growth and Income Fund SAI.

Control Persons and Principal Holders of Shares
-----------------------------------------------

         For additional information about control persons of Growth and Income Fund and principal holders of shares of Growth and Income Fund, see "Those Responsible for Management" in the Growth and Income Fund SAI.

Investment Advisory and Other Services
--------------------------------------

         For additional information about Growth and Income Fund's investment adviser, custodian, transfer agent and independent accountants, see "Investment Advisory and Other Services," "Distribution Contracts," "Transfer Agent Services," "Custody of Portfolio" and "Independent Auditors" in the Growth and Income Fund SAI.

Brokerage Allocation and Other Practices
----------------------------------------

         For additional information about Growth and Income Fund's brokerage allocation practices, see "Brokerage Allocation" in the Growth and Income Fund SAI.

Capital Stock and Other Securities
----------------------------------

         For   additional   information   about  the  voting  rights  and  other
characteristics of Growth and Income Fund's shares of beneficial interest, see "Description of the Fund's Shares" in the Growth and Income Fund SAI.

Purchase, Redemption and Pricing of Growth and Income Fund Shares
-----------------------------------------------------------------

         For additional information about the determination of net asset value, see "Net Asset Value" in the Growth and Income Fund SAI.

Tax Status
----------

         For additional information about the tax status of Growth and Income Fund, see "Tax Status" in the Growth and Income Fund SAI.

Underwriters
------------

         For additional information about Growth and Income Fund's principal underwriter and the distribution contract between the principal underwriter and Growth and Income Fund, see "Distribution Contracts" in the Growth and Income Fund SAI.

Calculation of Performance Data
-------------------------------

         For additional information about the investment performance of Growth and Income Fund, see "Calculation of Performance" in the Growth and Income Fund SAI.

Financial Statements
--------------------

         Audited financial statements of Growth and Income Fund at December 31, 1996 and unaudited semi-annual financial statements as of June 30, 1997 are attached to the Growth and Income Fund SAI.

         Pro Forma combined financial statements as of June 30, 1997 are also attached hereto.

                   Additional Information About Utilities Fund
                   -------------------------------------------

General Information and History
-------------------------------

         For additional information about Utilities Fund generally and its history, see "Organization of the Fund" in the Utilities Fund SAI.

Investment Objectives and Policies
----------------------------------

         For  additional   information   about   Utilities   Fund's   investment
objectives, policies and restrictions, see "Investment Objective and Policies" and "Investment Restrictions" in the Utilities Fund SAI.

Management of Utilities Fund
----------------------------

         For additional information about Utilities Fund's Board of Trustees, officers and management personnel, see "Those Responsible for Management" in the Utilities Fund SAI.

Investment Advisory and Other Services
--------------------------------------

         For additional information about Utilities Fund's investment adviser, custodian, transfer agent and independent accountants, see "Investment Advisory and Other Services," "Distribution Contracts," "Transfer Agent Services," "Custody of Portfolio" and "Independent Auditors" in the Utilities Fund SAI.

Brokerage Allocation and Other Practices
----------------------------------------

         For additional information about Utilities Fund's brokerage allocation practices, see "Brokerage Allocation" in the Utilities Fund SAI.

Capital Stock and Other Securities
----------------------------------

         For   additional   information   about  the  voting  rights  and  other
characteristics  of  Utilities  Fund's  shares  of  beneficial   interest,   see
"Description of the Fund's Shares" in the Utilities Fund SAI.

Purchase, Redemption and Pricing of Utilities Fund Shares
---------------------------------------------------------

         For additional information about the net asset value of Utilities Fund's shares, see "Net Asset Value" in the Utilities Fund SAI.

Tax Status
----------

         For additional information about the tax status of Utilities Fund, see "Tax Status" in the Utilities Fund's SAI.

Underwriters
------------

         For additional information about Utilities Fund's principal underwriter and the distribution contract between the principal underwriter and Utilities Fund, see "Distribution Contracts" in the Utilities Fund SAI.

Calculation of Performance Data
-------------------------------

         For  additional   information  about  the  investment   performance  of
Utilities Fund, see "Calculation of Performance" in the Utilities Fund SAI.

Financial Statements
--------------------

         Audited financial statements of Utilities Fund at December 31, 1996 and unaudited semi-annual financial statements as of June 30, 1997 are attached to the Utilities Fund SAI.

                               John Hancock Funds


                Supplement to Statement of Additional Information


The "INITIAL SALES CHARGE ON CLASS A SHARES" section is supplemented under the heading "Without Sales Charge" by adding:

     o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

The "INITIAL SALES CHARGE ON CLASS A AND CLASS B SHARES" section is supplemented under the heading "Without Sales Charge" by adding:

     o For retirement plans participating in Merrill Lynch's servicing programs, Class A shares are not available at net asset value for Plans with less than $3 million or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. Class B shares are available. See your Merrill Lynch financial consultant for further information.

The "DEFERRED SALES CHARGE ON CLASS B SHARES" section is supplemented under the heading "Waiver of Contingent Deferred Sales Charge" by adding:

     o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

The "DEFERRED SALES CHARGE ON CLASS B SHARES" section is supplemented under the heading "For Retirement Accounts" by adding:

     o For retirement plans participating in Merrill Lynch's servicing programs that are investing in Class B shares, shares will convert to Class A shares after eight years, (5 years for Short-Term Strategic Income Fund, Intermediate Maturity Fund and Limited-Term Government
          Fund) or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).

The "ADDITIONAL SERVICES AND PROGRAMS" section is supplemented as follows:

          Retirement plans  participating in Merrill Lynch's servicing programs:
          ---------------------------------------------------------------------

          Class A shares are available at net asset value for plans with $3 million in plan assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. If the plan does not meet either of these limits, Class A shares are not available.

          For participating retirement plans investing in Class B shares, shares will convert to Class A shares after eight years, or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).



6/1/97
MF2SS 6/97

                       JOHN HANCOCK GROWTH AND INCOME FUND

                           CLASS A AND CLASS B SHARES

                       STATEMENT OF ADDITIONAL INFORMATION
                                   May 1, 1997


This Statement of Additional Information provides information about John Hancock Growth and Income Fund (the "Fund"), in addition to the information that is contained in the combined Growth and Income Fund's Prospectus, dated May 1, 1997 (the "Prospectus"). The Fund is a diversified series of John Hancock Investment Trust (the "Trust").

This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or telephoning:


                      John Hancock Signature Services, Inc.
                         1 John Hancock Way, Suite 1000
                              Boston, MA 02217-1000
                                 1-800-225-5291

                                TABLE OF CONTENTS
                                                                         Page
Organization of the Trust ..........................................       2
Investment Objectives and Policies .................................       2
Investment Restrictions ............................................      14
Those Responsible for Management ...................................      16
Investment Advisory and Other Services .............................      25
Distribution Contracts .............................................      27
Net Asset Value ....................................................      29
Initial Sales Charge on Class A Shares .............................      30
Deferred Sales Charge on Class B Shares ............................      32
Special Redemptions ................................................      36
Additional Services and Programs ...................................      36
Description of the Fund's Shares ...................................      37
Tax Status .........................................................      38
Calculation of Performance .........................................      43
Brokerage Allocation ...............................................      44
Transfer Agent Services ............................................      46
Custody of Portfolio ...............................................      46
Independent Auditors ...............................................      46
Appendix A-Description of Bond Ratings .............................      A-1
Financial Statements ...............................................      F-1

ORGANIZATION OF THE FUND

The Fund is a series of the Trust, an open-end investment management company organized as a Massachusetts business trust under a Declaration of Trust dated December 12, 1984. Prior to December 22, 1994, the Fund was called Transamerica Growth and Income Fund.

John Hancock Advisers, Inc. (the "Adviser") is the Fund's investment adviser. The Adviser is an indirect wholly-owned indirect subsidiary of John Hancock Mutual Life Insurance Company (the "Life Company"), chartered in 1862 with national headquarters at John Hancock Place, Boston, Massachusetts.

INVESTMENT OBJECTIVE AND POLICIES

The following information supplements the discussion of the Fund's investment objective and policies discussed in the Prospectus.

The investment objective of the Fund is to obtain the highest total return, a combination of capital appreciation and current income, consistent with reasonable safety of capital. The Fund seeks to achieve its objective by allocating its assets between equity and fixed-income securities, including money market instruments. The Fund is designed primarily, but not exclusively, for the long-term investor as a base or central investment which may be termed a "core portfolio." While there is no limitation as to the proportion of the Fund's portfolio which may be invested in any type of security (unless otherwise stated below), the Fund does not intend to concentrate its investments in any particular industry. Depending upon the judgment of John Hancock Advisers, Inc. (the "Adviser") as to general market and economic conditions and other factors, the Fund may emphasize growth-oriented or income-oriented investments at different times and in varying degrees in pursuit of its objective.

Under normal circumstances, the Fund's equity investments will consist of common and preferred stocks which have yielded their holders a dividend return within the preceding 12 months and have the potential to increase dividends in the future; however, non-income producing securities may be held for anticipated increase in value.

The Fund may invest in U.S. Government securities and corporate bonds, notes and other debt securities of any maturity.

In selecting equity securities for the Fund, the Adviser emphasizes issuers whose equity securities trade at valuation ratios lower than comparable issuers or the Standard & Poor's Composite Index. Some of the valuation tools used include price to earnings, price to cash flow and price to sales ratios and earnings discount models. The Fund's portfolio will also include securities that the Adviser considers to have the potential for capital appreciation, due to potential recognition of earnings power or asset value which is not fully reflected in the securities' current market value. The Adviser attempts to identify investments which possess characteristics, such as high relative value, intrinsic value, going concern value, net asset value and replacement book value, which are believed to limit sustained downside price risk, generally referred to as the "margin of safety" concept. The Adviser also considers an issuer's financial strength, competitive position, projected future earnings and dividends and other investment criteria.

The Fund's investment policy reflects the Adviser's belief that while the securities markets tend to be efficient, sufficiently persistent price anomalies exist which the strategically disciplined active equity manager can exploit in seeking to achieve an above-average rate of return. There can be no assurance that the Fund will achieve its investment objective.

Investment in Foreign Securities. As a matter of non-fundamental policy the Fund may invest up to 25% (and up to 35% during time of adverse U.S. market conditions) of its total assets in securities of foreign issuers including securities in the form of sponsored or unsponsored American Depository Receipts ("ADRs"), European Depository Receipts ("EDRs") or other securities convertible into securities of foreign issuers. These securities may include debt and equity securities of corporate and governmental issuers in countries with emerging economies or securities markets. ADRs are receipts typically issued by an American bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs are receipts issued in Europe which evidence a similar ownership arrangement. Issuers of unsponsored ADRs are not contractually obligated to disclose material information, including financial information, in the United States. Generally, ADRs are designed for use in the United States securities markets and EDRs are designed for use in European securities markets.

Foreign Currency Transactions. As a matter of nonfundamental policy, the foreign currency exchange transactions of the Fund may be conducted on a spot (i.e., cash) basis at the spot rate for purchasing or selling currency prevailing in the foreign exchange market. The Fund may enter into forward foreign currency exchange contracts involving currencies of the different countries in which it may invest as a hedge against possible variations in the foreign exchange rate between these currencies. This is accomplished through contractual agreements to purchase or sell a specified currency at a specified future date and price set at the time of the contract. The Fund's dealings in forward foreign currency contracts will be limited to hedging either specific transactions or portfolio positions. The Fund will not attempt to hedge all of its foreign portfolio positions and will not engage in speculative forward currency transactions.

If the Fund enters into a forward contract to purchase foreign currency, its custodian will segregate cash or liquid securities, of any type or maturity, in a separate account of the Fund in an amount necessary to complete the forward contract. These assets will be marked to market daily, and, if the value of the assets in the separate account declines, additional cash or liquid assets will be added so that the value of the account will equal to the amount of the Fund's commitments in purchased forward contracts.

Hedging against a decline in the value of currency does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. These transactions also preclude the opportunity for gain if the value of the hedged currency rises. Moreover, it may not be possible for the Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates.

The cost to the Fund of engaging in foreign currency exchange transactions varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Since transactions in foreign currency are usually conducted on a principal basis, no fees or commissions are involved.

Risks of Foreign Securities. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers.

Because foreign securities may be denominated in currencies other than the U.S. dollar, changes in foreign currency exchange rates will affect the fund's net asset value, the value of dividends and interest earned, gains and losses realized on the sale of securities, and any net investment income and gains that the Fund distributes to shareholders. Securities transactions undertaken in some foreign markets may not be settled promptly, so that the Fund's investments on foreign exchanges may be less liquid and subject to the risk of fluctuating currency exchange rates pending settlement.

Foreign securities will be purchased in the best available market whether through over-the-counter markets or exchanges located in the countries where principal offices of the issuers are located. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges, although the Fund will endeavor to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the Fund, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the United State's economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiently and balance of payments position.

The dividends in some cases, capital gains and interest payable on certain of the Fund's foreign portfolio securities may be subject to foreign withholding or other foreign taxes, thus reducing the net amount of income or gains available for distribution to the Fund's shareholders.


These risks may be intensified in the case of investments in emerging markets or countries with limited or developing capital markets. These countries are located in the Asia-Pacific region, Eastern Europe, Latin and South America and Africa. Security prices in these markets can be significantly more volatile than in more developed countries, reflecting the greater uncertainties of investing less established markets and economies. Political, legal and economic structure in many of these emerging market countries may be undergoing significant evolution and rapid development, and they may lack the social, political, legal and economic stability characteristic of more developed countries. Their economies may be predominantly based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of substantial holdings difficult or impossible at times. The Fund may be required to establish special custodial or other arrangements before making certain investments in those countries. Securities of issuers located in these countries may have limited marketability and may be subject to more abrupt or erratic price movements.

Ratings as Investment Criteria. In general, the ratings of Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Group ("S&P") represent opinions of these agencies as to the quality of the securities which they rate. It should be emphasized, however, that such ratings are relative and subjective and are not absolute standards of quality. These ratings will be used by the Fund as initial criteria for the selection of portfolio securities. Among the factors which will be considered are the long-term ability of the issuer to pay principal and interest and general economic trends. Appendix A contains further information concerning the rating of Moody's and S&P and their significance.

Subsequent to its purchase by the Fund, an issue of securities may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. Neither of these events will require the sale of the securities by the Fund, but the Adviser will consider the event in its determination of whether the Fund should continue to hold the securities. Appendix A contains further information concerning the ratings of Moody's and S&P and their significance.

Lower Rated High Yield "High Risk" Debt Obligations. As a matter of nonfundamental policy, the Fund may invest up to 15% of its net assets in high yielding, fixed income instruments below investment grade; that is, securities rated as low as Ca by Moody's Investors Service, Inc. ("Moody's") or CC by Standard & Poor's Ratings Group S&P.

Securities rated lower than Baa by Moody's or BBB by Standard & Poor's are sometimes referred to as junk bonds. The Fund is not obligated to dispose of securities whose issuers subsequently are in default or which are downgraded below the above-stated ratings. The credit ratings of Moody's and Standard & Poor's, such as those ratings described here, may not be changed by Moody's and Standard & Poor's in a timely fashion to reflect subsequent economic events. The credit ratings or securities do not reflect an evaluation of market risk. Debt obligations rated in the lower ratings categories, or which are unrated, involve greater volatility of price and risk of loss of principal and income. In addition, lower ratings reflect a greater possibility of an adverse change in financial condition affecting the issuer's ability to make payments of interest and principal. The market price and liquidity of lower rated fixed income securities generally respond more to short-term corporate and market developments than do those of higher rated securities, because these developments are perceived to have a more direct relationship to the ability of an issuer of lower rated securities to meet its on going debt obligations. The Adviser seeks to minimize these risks through diversification, investment analysis and attention to current developments in interest rates and economic conditions.

Reduced volume and liquidity in the high yield high risk bond market, or the reduced availability of market quotations, will make it more difficult to dispose of the bonds and to value accurately the Fund's assets. The reduced availability of reliable, objective data may increase the Fund's reliance on management's judgment in valuing high yield high risk bonds. In addition, the Fund's investment in high yield high risk securities may be susceptible to adverse publicity and investor perceptions, whether or not justified by fundamental factors. The Fund's investments, and consequently its net asset value, will be subject to the market fluctuations and risk inherent in all securities. Increasing rate note securities are typically refinanced by the issuers within a short period of time. The Fund may invest in pay-in-kind (PIK) securities, which pay interest in either cash or additional securities, at the issuer's option, for a specified period. The Fund also may invest in zero coupon bonds, which have a determined interest rate, but payment of the interest is deferred until maturity of the bonds. Both types of bonds may be more speculative and subject to greater fluctuations in value than securities which pay interest periodically and in cash, due to changes in interest rates.

The market value of debt securities which carry no equity participation usually reflects yields generally available on securities of similar quality and type. When such yields decline, the market value of a portfolio already invested at higher yields can be expected to rise if such securities are protected against early call. In general, in selecting securities for its portfolio, the Fund intends to seek protection against early call. Similarly, when such yields increase, the market value of a portfolio already invested at lower yields can be expected to decline. The Fund's portfolio may include debt securities which sell at substantial discounts from par. These securities are low coupon bonds which, during periods of high interest rates, because of their lower acquisition cost tend to sell on a yield basis approximating current interest rates.

Government Securities. As a matter of nonfundamental policy, the Fund's investments in fixed income securities may include U.S. Government securities, which are obligations issued or guaranteed by the U.S. Government and its agencies, authorities or instrumentalities. Certain U.S. Government securities, including U.S. Treasury bills, notes and bonds, and Government National Mortgage Association certificates ("Ginnie Maes"), are supported by the full faith and credit of the United States. Certain other U.S. Government securities issued or guaranteed by Federal agencies or government sponsored enterprises, are not supported by the full faith and credit of the United States, but may be supported by the right of the issuer to borrow from the U.S. Treasury. These securities include obligations of the Federal Home Loan Mortgage Corporation ("Freddie Macs"), and obligations supported by the credit of the instrumentality, such as Federal National Mortgage Association bonds ("Fannie Maes"). No assurance can be given that the U.S. Government will provide financial support to such Federal agencies, authorities, instrumentalities and government sponsored enterprises in the future.

Short-Term Bank and Corporate Obligations. As a matter of nonfundamental policy, the Fund's investments in short-term investment grade securities may include depository-type obligations of banks and savings and loan associations and other high quality money market instruments consisting of short-term obligations of the U.S. Government or its agencies and commercial paper rated at least P-1 by Moody's or A-1 by Standard & Poor's. Commercial paper represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations and finance companies. Depository-type obligations in which the Fund may invest include certificates of deposit, bankers' acceptances and fixed time deposits. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return.

Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument at maturity. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation. There are no contractual restrictions on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is no market for such deposits. Bank notes and bankers' acceptances rank junior to domestic deposit liabilities of the bank and pari passu with other senior, unsecured obligations of the bank. Bank notes are not insured by the Federal Deposit Insurance Corporation or any other insurer. Deposit notes are insured by the Federal Deposit Insurance Corporation only to the extent of $100,000 per depositor per bank.

Repurchase Agreements. In a repurchase agreement the Fund buy a security for a relatively short period (usually not more than seven days) subject to the obligation to sell it back to the issuer at a fixed time and price plus accrued interest. The Fund will enter into repurchase agreements only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities. The Adviser will continuously monitor the creditworthiness of the parties with whom the Fund enters into repurchase agreements.

The Fund has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Fund's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, the Fund could experience delays in liquidating the underlying securities and could experience losses, including the possible decline in the value of the underlying securities during the period in which the Fund seeks to enforce its rights thereto, possible subnormal levels of income decline in value of the underlying securities or lack of access to income during this period, as well as the expense of enforcing its rights. The Fund will not invest in a repurchase agreement maturing in more than seven days, if such investment, together with other illiquid securities held by the Fund (including restricted securities) would exceed 10% of the Fund's net assets.

Reverse Repurchase Agreements. The Fund may also enter into reverse repurchase agreements which involve the sale of U.S. Government securities held in its portfolio to a bank with an agreement that the Fund will buy back the securities at a fixed future date at a fixed price plus an agreed amount of "interest" which may be reflected in the repurchase price. Reverse repurchase agreements are considered to be borrowings by the Fund. Reverse repurchase agreements involve the risk that the market value of securities purchased by the Fund with proceeds of the transaction may decline below the repurchase price of the securities sold by the Fund which it is obligated to repurchase. The Fund will also continue to be subject to the risk of a decline in the market value of the securities sold under the agreements because it will reacquire those securities upon effecting their repurchase. To minimize various risks associated with reverse repurchase agreements, the Fund will establish and maintain of the Fund's custodian separate account consisting of liquid securities, of any type or maturity, an amount at least equal to the repurchase process of the securities (plus any accrued interest thereon) under such agreements. The Fund will not enter into reverse repurchase agreements exceeding in the aggregate 33 1/3% of the market value of its total assets. In addition, the Fund will not purchase additional securities while any borrowings are outstanding. The Fund will enter into reverse repurchase agreements only with federally insured banks or savings and loan associations which are approved in advance as being creditworthy by the Trustees. Under procedures established by the Trustees, the Adviser will monitor the creditworthiness of the banks involved.

Restricted Securities. As a matter of nonfundamental policy, the Fund will not invest more than 10% of its total assets in securities that are not registered ("restricted securities") under the Securities Act of 1933 (the "1933 Act"), including commercial paper issued in reliance on section 4(2) of the 1933 Act and securities offered and sold to "qualified institutional buyers" under Rule 144A under the 1933 Act. In addition, as a matter of nonfundamental policy, the Fund will not invest more than 10% of its net assets in illiquid investments. If the Trustees determines, based upon a continuing review of the trading markets for specific section 4(2) paper or Rule 144A securities, that are liquid, they will not be subject to the 10% limit on illiquid investments. The Trustees may adopt guidelines and delegate to the Adviser the daily function of determining and monitoring the liquidity of restricted securities. The Trustees, however, will retain sufficient oversight and be ultimately responsible for the determinations. The Trustees will carefully monitor the Fund's investments in these securities, focusing on such important factors, among others, as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in the Fund if qualified institutional buyers become for a time uninterested in purchasing these restricted securities.

Options on Securities, Securities Indices and Currency. The Fund may purchase and write (sell) call and put options on any securities in which it may invest, or on any securities index based on securities in which it may invest or any currency in which Fund investments may be denominated. These options may be listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The Fund may write covered put and call options and purchase put and call options or securities and securities indices to enhance total return, as a substitute for the purchase or sale of securities or currency, or to protect against declines in the value of portfolio securities and against increases in the cost of securities to be acquired.
The Fund may purchase and write currency options only for hedging purposes.

The Fund will not purchase a call or put option if as a result the premium paid for the option, together with premiums paid for all other stock options and options on stock indexes then held by the Fund, exceed 10% of the Fund's total net assets. In addition, the Fund may not write put options on securities or securities indices with aggregate exercise prices in excess of 50% of the Fund's total net assets measured at the Fund's net asset value at the time the option is written.

Writing Covered Options. A call option on securities or currency written by the Fund obligates the Fund to sell specified securities or currency to the holder of the option at a specified price if the option is exercised at any time before the expiration date. A put option on securities or currency written by the Fund obligates the Fund to purchase specified securities or currency from the option holder at a specified price if the option is exercised at any time before the expiration date. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash settlement payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security. Writing covered call options may deprive the Fund of the opportunity to profit from an increase in the market price of the securities or foreign currency assets in its portfolio. Writing covered put options may deprive the Fund of the opportunity to profit from a decrease in the market price of the securities or foreign currency assets to be acquired for its portfolio.

The Fund may not write uncovered options. The Fund will write listed and over-the-counter call options only if they are covered, which means that the Fund owns or has the immediate right to acquire the securities underlying the options without additional cash consideration upon conversion or exchange of other securities held in its portfolio. A call option written by the Fund may also be "covered" if the Fund holds in a share-for-share basis a covering call on the same securities where (i) the exercise price of the covering call held is
(a) equal to the exercise price of the call written or (b) greater than the exercise price of the call written, if the difference is maintained by the Fund in cash, U.S. Treasury bills or high grade liquid debt obligations in a segregated account with the Fund's custodian, and (ii) the covering call expires at the same time as the call written.

The Fund will write put options on indices only if they are covered by segregating with the Fund's custodian an amount of cash or short-term investments equal to the aggregate exercise prices of such put options or an offsetting option. In additional, the Fund will write call options on indices only if, on the date on which any such options is written, it holds securities qualified to serve as "cover" under the applicable rules of national securities exchanges or maintains in a segregated account an amount of cash or short-term investments equal to the aggregate exercise price of such call options with a value at least equal to the value of the index times the multiplier or an offsetting option.

The Fund may terminate its obligations under an exchange traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as "closing purchase transactions."

Purchasing Options. The Fund would normally purchase call options in anticipation of an increase, or put options in anticipation of a decrease ("protective puts") in the market value of securities or currencies of the type in which it may invest. The Fund may also sell call and put options to close out its purchased options.

The purchase of a call option would entitle the Fund, in return for the premium paid, to purchase specified securities or currency at a specified price during the option period. The Fund would ordinarily realize a gain on the purchase of a call option if, during the option period, the value of such securities or currency exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the call option.

The purchase of a put option would entitle the Fund, in exchange for the premium paid, to sell specified securities or currency at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of the Fund's portfolio securities or the currencies in which they are denominated. Put options may also be purchased by the Fund for the purpose of affirmatively benefiting from a decline in the price of securities or currencies which it does not own. The Fund would ordinarily realize a gain if, during the option period, the value of the underlying securities or currency decreased below the exercise price sufficiently to cover the premium and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of put options may be offset by countervailing changes in the value of the Fund's portfolio securities.

The Fund's options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the Fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Adviser. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

Risks Associated with Options Transactions. There is no assurance that a liquid secondary market on a domestic or foreign options exchange will exist for any particular exchange-traded option or at any particular time. If the Fund is unable to effect a closing purchase transaction with respect to covered options it has written, the Fund will not be able to sell the underlying securities or currencies or dispose of assets held in a segregated account until the options expire or are exercised. Similarly, if the Fund is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities or currencies.

Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options;
(ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist although outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

The Fund's ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. The Adviser will determine the liquidity of each over-the-counter option in accordance with guidelines adopted by the Trustees. In addition, the Fund will acquire only those OTC options for which management believes the Fund can receive on each business day two separate bids or offers (one of which will be from an entity other than a party to the option) or those options valued by an independent pricing service. Each Fund will write and purchase OTC options only with member banks of the Federal Reserve System and primary dealers in U.S. Government securities or their affiliates which have capital of at least $50 million or whose obligations are guaranteed by an entity having capital of at least $50 million.

The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the Adviser's ability to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

Futures Contracts and Options on Futures Contracts. To seek to increase total return or hedge against changes in interest rates, securities prices or currency exchange rates, the Fund may purchase and sell various kinds of futures contracts, and purchase and write call and put options on these futures contracts. The Fund may also enter into closing purchase and sale transactions with respect to any of these contracts and options. The futures contracts may be based on various securities (such as U.S. Government securities), securities indices, foreign currencies and any other financial instruments and indices. All futures contracts entered into by the Fund are traded on U.S. or foreign exchanges or boards of trade that are licensed, regulated or approved by the Commodity Futures Trading Commission ("CFTC").

Futures Contracts. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments or currencies for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities or currency will usually be liquidated in this manner, the Fund may instead make, or take, delivery of the underlying securities or currency whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures contracts are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

Hedging and Other Strategies. Hedging is an attempt to establish with more certainty than would otherwise be possible the effective price or rate of return on portfolio securities or securities that the Fund proposes to acquire or the exchange rate of currencies in which portfolio securities are quoted or denominated. When interest rates are rising or securities prices are falling, the Fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When interest rates are falling or securities prices are rising, the Fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases. The Fund may seek to offset anticipated changes in the value of a currency in which its portfolio securities, or securities that it intends to purchase, are quoted or denominated by purchasing and selling futures contracts on such currencies.

The Fund may, for example, take a "short" position in the futures market by selling futures contracts in an attempt to hedge against an anticipated rise in interest rates or a decline in market prices or foreign currency rates that would adversely affect the dollar value of the Fund's portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by the Fund or securities with characteristics similar to those of the Fund's portfolio securities. Similarly, the Fund may sell futures contracts on any currencies in which its portfolio securities are quoted or denominated or in one currency to hedge against fluctuations in the value of securities denominated in a different currency if there is an established historical pattern of correlation between the two currencies.

If, in the opinion of the Adviser, there is a sufficient degree of correlation between price trends for the Fund's portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the Fund may also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in the Fund's portfolio may be more or less volatile than prices of such futures contracts, the Adviser will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any differential by having the Fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting the Fund's portfolio securities.

When a short hedging position is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of the Fund's portfolio securities would be substantially offset by a decline in the value of the futures position.

On other occasions, the Fund may take a "long" position by purchasing futures contracts. This would be done, for example, when the Fund anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices or currency exchange rates then available in the applicable market to be less favorable than prices that are currently available. The Fund may also purchase futures contracts as a substitute for transactions in securities or foreign currency, to alter the investment characteristics of or currency exposure associated with]portfolio securities or to gain or increase its exposure to a particular securities market or currency.

Options on Futures Contracts. The Fund may purchase and write options on futures for the same purposes as its transactions in futures contracts. The purchase of put and call options on futures contracts will give the Fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the Fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of the Fund's assets. By writing a call option, the Fund becomes obligated, in exchange for the premium (upon exercise of the option) to sell a futures contract if the option is exercised, which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that the Fund intends to purchase. However, the Fund becomes obligated (upon exercise of the option) to purchase a futures contract if the option is exercised, which may have a value lower than the exercise price. The loss incurred by the Fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option of the same series. There is no guarantee that such closing transactions can be effected. The Fund's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

Other Considerations. The Fund will engage in futures and related options transactions either for bona fide hedging purposes or to seek to increase total return as permitted by the CFTC. To the extent that the Fund is using futures and related options for hedging purposes, futures contracts will be sold to protect against a decline in the price of securities (or the currency in which they are quoted or denominated) that the Fund owns or futures contracts will be purchased to protect the Fund against an increase in the price of securities (or the currency in which they are quoted or denominated) it intends to purchase. The Fund will determine that the price fluctuations in the futures contracts and options on futures used for hedging purposes are substantially related to price fluctuations in securities held by the Fund or securities or instruments which it expects to purchase. As evidence of its hedging intent, the Fund expects that on 75% or more of the occasions on which it takes a long futures or option position (involving the purchase of futures contracts), the Fund will have purchased, or will be in the process of purchasing, equivalent amounts of related securities (or assets denominated in the related currency) in the cash market at the time when the futures or option position is closed out. However, in particular cases, when it is economically advantageous for the Fund to do so, a long futures position may be terminated or an option may expire without the corresponding purchase of securities or other assets.

To the extent that the Fund engages in nonhedging transactions in futures contracts and options on futures, the aggregate initial margin and premiums required to establish these nonhedging positions will not exceed 5% of the net asset value of the Fund's portfolio, after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase. The Fund will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), for maintaining its qualifications as a regulated investment company for federal income tax purposes.

Transactions in futures contracts and options on futures involve brokerage costs, require margin deposits and, in the case of contracts and options obligating the Fund to purchase securities or currencies, require the Fund to establish with the custodian a segregated account consisting of cash or liquid securities in an amount equal to the underlying value of such contracts and options.

While transactions in futures contracts and options on futures may reduce certain risks, these transactions themselves entail certain other risks. For example, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the Fund than if it had not entered into any futures contracts or options transactions.

Perfect correlation between the Fund's futures positions and portfolio positions will be impossible to achieve. There are no futures contracts based upon individual securities, except certain U.S. Government securities. The only futures contracts available to hedge the Fund's portfolio are various futures on U.S. Government securities, securities indices and foreign currencies. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the Fund may be exposed to risk of loss. In addition, it is not possible to hedge fully or protect against currency fluctuations affecting the value of securities denominated in foreign currencies because the value of such securities is likely to fluctuate as a result of independent factors not related to currency fluctuations.

Some futures contracts or options on futures may become illiquid under adverse market conditions. In addition, during periods of market volatility, a commodity exchange may suspend or limit trading in a futures contract or related option, which may make the instrument temporarily illiquid and difficult to price. Commodity exchanges may also establish daily limits on the amount that the price of a futures contract or related option can vary from the previous day's settlement price. Once the daily limit is reached, no trades may be made that day at a price beyond the limit. This may prevent the Fund from closing out positions and limiting its losses.

Lending of Securities. The Fund may lend portfolio securities to brokers, dealers, and financial institutions if the loan is collateralized by cash or U.S. Government securities according to applicable regulatory requirements. The Fund may reinvest any cash collateral in short-term securities and money market funds. When the Fund lends portfolio securities, there is a risk that the borrower may fail to return the securities involved in the transaction. As a result, the Fund may incur a loss or, in the event of the borrower's bankruptcy, the Fund may be delayed in or prevented from liquidating the collateral. The Fund may not lend portfolio securities having a total value exceeding 33% of its total assets.

Rights and Warrants. The Fund may purchase warrants and rights which are securities permitting, but not obligating, their holder to purchase the underlying securities at a predetermined price, subject to the Fund's Investment Restrictions. Generally, warrants and stock purchase rights do not carry with them the right to receive dividends or exercise voting rights with respect to the underlying securities, and they do not represent any rights in the assets of the issuer. As a result, an investment in warrants and rights may be considered to entail greater investment risk than certain other types of investments. In addition, the value of warrants and rights does not necessarily change with the value of the underlying securities, and they cease to have value if they are not exercised on or prior to their expiration date. Investment in warrants and rights increase the potential profit or loss to be realized from the investment of a given amount of the Fund's assets as compared with investing the same amount in the underlying stock. No such purchase will be made by the Fund, however, if the Fund's holdings of warrants (valued at lower of cost or market) would exceed 5% of the value of the Fund's net assets as a result of the purchase. In addition, the Fund will not purchase rights or warrants which is not listed on the New York or American Stock Exchange of the purchase would result in the Fund's only unlisted warrants on an amount exceed of 2% of its net assets.

Forward Commitment and When-Issued Securities. The Fund may purchase securities on a when-issued or forward commitment basis. "When-issued" refers to securities whose terms are available and for which a market exists, but which have not been issued. The Fund will engage in when-issued transactions with respect to securities purchased for its portfolio in order to obtain what is considered to be an advantageous price and yield at the time of the transaction. For when-issued transactions, no payment is made until delivery is due, often a month or more after the purchase. In a forward commitment transaction, the Fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time.

When the Fund engages in forward commitment and when-issued transactions it relies on the seller to consummate the transaction. The failure of the issuer or seller to consummate the transaction may result in the Fund's losing the opportunity to obtain a price and yield considered to be advantageous. The purchase of securities on a when-issued or forward commitment basis also involves a risk of loss if the value of the security to be purchased declines prior to the settlement date.

On the date the Fund enters into an agreement to purchase securities on a when-issued or forward commitment basis, the Fund will segregate in a separate account cash or liquid securities, of any type or maturity, equal in value to the Fund's commitment. These assets will be valued daily at market, and additional cash or securities will be segregated in a separate account to the extent that the total value of the assets in the account declines below the amount of the when-issued commitments. Alternatively, the Fund may enter into offsetting contracts for the forward sale of other securities that it owns.

Short-Term Trading and Portfolio Turnover. Short-term trading means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time. As a matter of nonfundamental policy, the Fund may engage in short-term trading in response to stock market conditions, changes in interest rates or other economic trends and developments, or to take advantage of yield disparities between various fixed income securities in order to realize capital gains or improve income. Short-term trading may have the effect of increasing the Fund's portfolio turnover rate. A high rate of portfolio turnover (100% or greater) involves correspondingly greater brokerage expenses and may make it more difficult for the Fund to qualify as a regulated investment company for Federal income tax purposes. The Fund's portfolio turnover rate is set forth in the table under the caption "Financial Highlights" in the Prospectus.

INVESTMENT RESTRICTIONS


Fundamental Investment Restrictions. The following fundamental investment restrictions will not be changed without approval of a majority of the Fund's outstanding voting securities which, as used in the Prospectus and this Statement of Additional Information means approval of the lesser of (1) the holders of 67% or more of the shares represented at a meeting if the holders of more than 50% of the Fund's outstanding shares are present in person or by proxy at that meeting or (2) the holders of more than 50% of the Fund's outstanding shares.


         The Fund may not:


         1. Invest in real estate (including interests in real estate investment trusts).


         2. Invest in a company having a record of less than three years' continuous operation, which may include the operations of any predecessor company or enterprise to which the company has succeeded by merger, consolidation, reorganization or purchase of assets.


         3. Invest in commodities or in commodity contracts or in puts, calls, or combinations of both except options on securities, securities indices, currency and other financial instruments, futures contracts on securities, securities indices, currency and other financial instruments, options on such futures contracts, forward commitments, forward foreign currency exchange contracts, interest rate or currency swaps, securities index put or call warrants and repurchase agreements entered into in accordance with the Fund's investment policies.


         4. Act as an underwriter, except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed to be an underwriter for purposes of the Securities Act of 1933.

         5.       Buy securities on margin or sell short.

         6. Purchase securities of a company in which any officer or trustee of the Trust or the Adviser owns beneficially more than of 1% of the securities of such company and all such officers and trustees own beneficially in the aggregate more than 5% of the securities of such company.

         7. Borrow money except for temporary or emergency purposes, and then not in excess of 10% of its gross assets taken at cost. Assets taken at market may not be pledged to an extent greater than 15% of gross assets taken at cost (although this would permit the Fund to pledge, mortgage or hypothecate its portfolio securities to the extent that the percentage of pledged securities would exceed 10% of the offering price of the Fund's shares, it will not do so as a matter of operating policy in order to comply with certain state statutes or investment restrictions); any such loan must be from a bank and the value of the Fund's assets, including the proceeds of the loan, less other liabilities of the Fund, must be at least three times the amount of the loan. (Although the Fund has never borrowed any money or pledged any portion of its assets, and has no intention of doing so, in the event that such borrowing became necessary, the Fund expects that additional portfolio securities would not be purchased while the borrowing is outstanding). The borrowing restriction set forth above does not prohibit the use of reverse repurchase agreements, in an amount (including any borrowings) not to exceed 33 1/3% of net assets.

         8. Make loans to any of its officers or trustees, or to any firms, corporations or syndicates in which officers or trustees of the Trust have an aggregate interest of 10% or more. It is the intention of the Trust not to make loans of any nature, except the Fund may enter into repurchase agreements and lend its portfolio securities (as permitted by the Investment Company Act of 1940) as referred to under "Investment Objectives and Policies" above. In addition, the purchase of a portion of an issue of a publicly issued corporate debt security is not considered to be the making of a loan.

         9. Purchase any securities, other than obligations of domestic banks or of the U.S. Government, or its agencies or instrumentalities, if as a result of such purchase more than 25% of the value of the Fund's total assets would be invested in the securities of issuers in any one industry.

         10. Issue senior securities as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules thereunder; except insofar as the Fund may be deemed to have issued a senior security by reason of entering into a repurchase agreement or engaging in permitted borrowings.

         11. Purchase securities which will result in the Fund's holdings of the issuer thereof to be more than 5% of the value of the Fund's total assets (exclusive of U.S. Government securities).

         12. Purchase more than 10% of the voting securities of any class of securities of any one issuer.

Nonfundamental Investment Restriction. The following restrictions are designated as nonfundamental and may be changed by the Trustees with the shareholder approval.

The Fund may not purchase a security if, as a result, (i) more than 10% of the Fund's total assets would be invested in the securities of other investment companies, (ii) the Fund would hold more than 3% of the total outstanding voting securities of any one investment company, or (iii) more than 5% of the Fund's total assets would be invested in the securities of any one investment company. These limitations do not apply to (a) the investment of cash collateral, received by the Fund in connection with lending the Fund's portfolio securities, in the securities of open-end investment companies or (b) the purchase of shares of any investment company in connection with a merger, consolidation, reorganization or purchase of substantially all of the assets of another investment company. Subject to the above percentage limitations, the Fund may, in connection with the John Hancock Group of Funds Deferred Compensation Plan for Independent Trustees/Directors, purchase securities of other investment companies within the John Hancock Group of Funds.

The Fund has also undertaken to one or more states to abide by additional restrictions so long as its securities are registered for sale in such states. The most restrictive undertakings presently in effect are that the Fund shall not invest in oil, gas or other mineral or development programs and that the Fund's use of margin shall be only for such short-term loans as are necessary for the clearance of purchases and sales of securities.

Additionally, the Fund will not invest more than 15% of its total assets in the aggregate in securities of issuers which, together with any predecessors, have a record of less than three years continuous operation, and in securities of issuers which are restricted as to disposition, including securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933 and the Fund will not, with respect to 75% of its total assets, acquire more than 10% of the outstanding voting securities of any issuer.

THOSE RESPONSIBLE FOR MANAGEMENT

The business of the Fund is managed by the Trust's Trustees who elect officers who are responsible for the day-to-day operations of the Fund and who execute policies formulated by the Trustees. Several of the officers and Trustees of the Trust are also officers and directors of the Adviser or officers and directors of the Fund's principal distributor, John Hancock Funds, Inc. ("John Hancock Funds").


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------
Edward J. Boudreau, Jr. *               Trustee, Chairman and Chief            Chairman and Chief Executive
101 Huntington Avenue                   Executive Officer (1, 2)               Officer, the Adviser and The
Boston, MA  02199                                                              Berkeley Financial Group ("Berkeley
October 1944                                                                   Group"); Chairman, NM Capital
                                                                               Management, Inc. ("NM Capital") and
                                                                               John Hancock Advisers International
                                                                               Limited ("Advisers International");
                                                                               Chairman, Chief Executive Officer
                                                                               and President, John Hancock Funds,
                                                                               Inc. ("John Hancock Funds"), First
                                                                               Signature Bank and Trust Company
                                                                               and Sovereign Asset Management
                                                                               Corporation ("SAMCorp."); Director,
                                                                               John Hancock Insurance Agency, Inc.
                                                                               ("Insurance Agency, Inc."), John
                                                                               Hancock Capital Corporation and New
                                                                               England/Canada Business Council;
                                                                               Member, Investment Company
                                                                               Institute Board of Governors;
                                                                               Director, Asia Strategic Growth
                                                                               Fund, Inc.; Trustee, Museum of
                                                                               Science; Vice Chairman and
                                                                               President, the Adviser (until July
                                                                               1992); Chairman, John Hancock
                                                                               Distributors, Inc. (until April
                                                                               1994); Director, John Hancock
                                                                               Freedom Securities Corporation
                                                                               (until September 1996); Director,
                                                                               John Hancock Signature Services,
                                                                               Inc. ("Signature Services") (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.




                                       17

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

James F. Carlin                         Trustee (3)                            Chairman and CEO, Carlin
233 West Central Street                                                        Consolidated, Inc.
Natick, MA 01760                                                               (management/investments); Director,
April 1940                                                                     Arbella Mutual Insurance Company
                                                                               (insurance), Consolidated Group
                                                                               Trust (insurance administration),
                                                                               Carlin Insurance Agency, Inc., West
                                                                               Insurance Agency, Inc. (until May
                                                                               1995) Uno Restaurant Corp.;
                                                                               Chairman, Massachusetts Board of
                                                                               Higher Education (since 1995);
                                                                               Receiver, the City of Chelsea (until
                                                                               August 1992).

William H. Cunningham                   Trustee (3)                            Chancellor, University of Texas
601 Colorado Street                                                            System and former President of the
O'Henry Hall                                                                   University of Texas, Austin, Texas;
Austin, TX 78701                                                               Lee Hage and Joseph D. Jamail
January 1944                                                                   Regents Chair of Free Enterprise;
                                                                               Director, LaQuinta Motor Inns, Inc.
                                                                               (hotel management company);
                                                                               Director, Jefferson-Pilot
                                                                               Corporation (diversified life
                                                                               insurance company) and LBJ
                                                                               Foundation Board (education
                                                                               foundation); Advisory Director,
                                                                               Texas Commerce Bank - Austin.


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.





                                       18

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Charles F. Fretz                        Trustee (3)                            Retired; self employed; Former Vice
RD #5, Box 300B                                                                President and Director, Towers,
Clothier Springs Road                                                          Perrin, Foster & Crosby, Inc.
Malvern, PA  19355                                                             (international management
June 1928                                                                      consultants) (1952-1985).

Harold R. Hiser, Jr.                    Trustee (3)                            Executive Vice President,
123 Highland Avenue                                                            Schering-Plough Corporation
Short Hill, NJ  07078                                                          (pharmaceuticals) (retired 1996);
October 1931                                                                   Director, ReCapital Corporation
                                                                               (reinsurance) (until 1995).

Anne C. Hodsdon *                       Trustee and President (1,2)            President, Chief Operating Officer
101 Huntington Avenue                                                          and Director, the Adviser; Director,
Boston, MA  02199                                                              The Berkeley Group, John Hancock
April 1953                                                                     Funds; Director, Advisers
                                                                               International; Executive Vice
                                                                               President, the Adviser (until
                                                                               December 1994); Senior Vice
                                                                               President, the Adviser (until
                                                                               December 1993); Director, Signature
                                                                               Services (until January 1997).

Charles L. Ladner                       Trustee (3)                            Director, Energy North, Inc. (public
UGI Corporation                                                                utility holding company) (until
P.O. Box 858                                                                   1992); Senior Vice President of UGI
Valley Forge, PA  19482                                                        Corp. Holding Company Public
February 1938                                                                  Utilities, LPGAS.


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.






                                       19

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Leo E. Linbeck, Jr.                     Trustee (3)                            Chairman, President, Chief Executive
3810 W. Alabama                                                                Officer and Director, Linbeck
Houston, TX 77027                                                              Corporation (a holding company
August 1934                                                                    engaged in various phases of the
                                                                               construction industry and
                                                                               warehousing interests); Former
                                                                               Chairman, Federal Reserve Bank of
                                                                               Dallas (1992, 1993); Chairman of
                                                                               the Board and Chief Executive
                                                                               Officer, Linbeck Construction
                                                                               Corporation; Director, PanEnergy
                                                                               Corporation (a diversified energy
                                                                               company), Daniel Industries, Inc.
                                                                               (manufacturer of gas measuring
                                                                               products and energy related
                                                                               equipment), GeoQuest International
                                                                               Holdings, Inc. (a geophysical
                                                                               consulting firm) (1980-1993);
                                                                               Former Director, Greater Houston
                                                                               Partnership (1980 -1995).

Patricia P. McCarter                    Trustee (3)                            Director and Secretary, The McCarter
1230 Brentford Road                                                            Corp. (machine manufacturer).
Malvern, PA  19355
May 1928


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.






                                       20

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Steven R. Pruchansky                    Trustee (1, 3)                         Director and President, Mast
4327 Enterprise Avenue                                                         Holdings, Inc. (since 1991);
Naples, FL  33942                                                              Director, First Signature Bank &
August 1944                                                                    Trust Company (until August 1991);
                                                                               Director, Mast Realty Trust (until
                                                                               1994); President, Maxwell Building
                                                                               Corp. (until 1991).

Richard S. Scipione *                   Trustee (1)                            General Counsel, John Hancock Life
John Hancock Place                                                             Company; Director, the Adviser,
P.O. Box 111                                                                   Advisers International, John Hancock
Boston, MA  02117                                                              Funds, John Hancock Distributors,
August 1937                                                                    Inc., Insurance Agency, Inc., John
                                                                               Hancock Subsidiaries, Inc.,
                                                                               SAMCorp. and NM Capital; Trustee,
                                                                               The Berkeley Group; Director, JH
                                                                               Networking Insurance Agency, Inc.;
                                                                               Director, John Hancock Property and
                                                                               Casualty Insurance and its
                                                                               affiliates (until November 1993);
                                                                               Director, Signature Services (until
                                                                               January 1997).

Norman H. Smith                         Trustee (3)                            Lieutenant General, United States
243 Mt. Oriole Lane                                                            Marine Corps; Deputy Chief of Staff
Linden, VA  22642                                                              for Manpower and Reserve Affairs,
March 1933                                                                     Headquarters Marine Corps;
                                                                               Commanding General III Marine
                                                                               Expeditionary Force/3rd Marine
                                                                               Division (retired 1991).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.





                                       21

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

John P. Toolan                          Trustee (3)                            Director, The Smith Barney Muni Bond
13 Chadwell Place                                                              Funds, The Smith Barney Tax-Free
Morristown, NJ  07960                                                          Money Funds, Inc., Vantage Money
September 1930                                                                 Market Funds (mutual funds), The
                                                                               Inefficient-Market Fund, Inc.
                                                                               (closed-end investment company) and
                                                                               Smith Barney Trust Company of
                                                                               Florida; Chairman, Smith Barney
                                                                               Trust Company (retired December,
                                                                               1991); Director, Smith Barney,
                                                                               Inc., Mutual Management Company and
                                                                               Smith Barney Advisers, Inc.
                                                                               (investment advisers) (retired
                                                                               1991); Senior Executive Vice
                                                                               President, Director and member of
                                                                               the Executive Committee, Smith
                                                                               Barney, Harris Upham & Co.,
                                                                               Incorporated (investment bankers)
                                                                               (until 1991).

Robert G. Freedman                      Vice Chairman and Chief Investment     Vice Chairman and Chief Investment
101 Huntington Avenue                   Officer (2)                            Officer, the Adviser; Director, the
Boston, MA  02199                                                              Adviser, Advisers International,
July 1938                                                                      John Hancock Funds, SAMCorp.,
                                                                               Insurance Agency, Inc.,
                                                                               Southeastern Thrift & Bank Fund and
                                                                               NM Capital; Senior Vice President,
                                                                               The Berkeley Group; President, the
                                                                               Adviser (until December 1994);
                                                                               Director, Signature Services (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.





                                       22

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

James B. Little                         Senior Vice President and Chief        Senior Vice President, the Adviser,
101 Huntington Avenue                   Financial Officer                      The Berkeley Group, John Hancock
Boston, MA  02199                                                              Funds.
February 1935

John A. Morin                           Vice President                         Vice President and Secretary, the
101 Huntington Avenue                                                          Adviser, The Berkeley Group,
Boston, MA  02199                                                              Signature Services and John Hancock
July 1950                                                                      Funds; Secretary, SAMCorp.,
                                                                               Insurance Agency, Inc. and NM
                                                                               Capital; Counsel, John Hancock
                                                                               Mutual Life Insurance Company (until
                                                                               January 1996).

Susan S. Newton                         Vice President and Secretary           Vice President, the Adviser; John
101 Huntington Avenue                                                          Hancock Funds, Signature Services
Boston, MA  02199                                                              and  The Berkeley Group; Vice
March 1950                                                                     President, John Hancock
                                                                               Distributors, Inc. (until 1994).

James J. Stokowski                      Vice President and Treasurer           Vice President, the Adviser.
101 Huntington Avenue
Boston, MA  02199
November 1946


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.

All of the officers listed are officers or employees of the Adviser or affiliated companies. Some of the Trustees and officers may also be officers and/or Trustees and/or Trustees of one or more of the other funds for which the Adviser serves as investment adviser.


As of March 27, 1997, the officers and trustees of the Trust as a group beneficially owned less than 1% of the outstanding shares of the Trust and the Fund and to the knowledge of the registrant, no person owned of 5% or more of the shares of either class of the Fund's shares:


From December 22, 1994 until December 22, 1996, the Trustees established an Advisory Board to facilitate a smooth transition of management between Transamerica Fund Management Company ("TFMC"), the prior investment adviser, and the Adviser. The members of the Advisory Board were distinct from the Trustees, did not serve the Fund in any other capacity and were persons who had no power to determine what securities were purchased or sold on behalf of the Fund.


Compensation of the Trustees and Advisory Board. The following table provides information regarding the compensation paid by the Fund and the other investment companies in the John Hancock Fund Complex to the Independent Trustees and the Advisory Board members for their services. Ms. Hodsdon and Messrs. Boudreau and Scipione, each a non-Independent Trustee, and each of the officers of the Trust are interested persons of the Adviser, are compensated by the Adviser and received no compensation from the Funds for their services.

                                                          Total Compensation
                                                          from all Funds in
                                 Aggregate                John Hancock Fund
                                 Compensation             Complex to
Independent Trustees             from the Fund+           Trustees**
--------------------             --------------           ----------


James F. Carlin                    $  287                    $ 74,250
William H. Cunningham*                287                      74,250
Charles F. Fretz                      287                      74,500
Harold R. Hiser, Jr.*                 147                      70,250
Charles L. Ladner                     287                      74,500
Leo E. Linbeck, Jr.                   287                      74,250
Patricia P. McCarter*                 287                      74,250
Steven R. Pruchansky*                 341                      77,500
Norman H. Smith*                      341                      77,500
John P. Toolan*                       287                      74,250
                                   ------                     ------
Totals                             $2,838                    $745,500

         +The compensation to the Trustees from the Fund shown below is for the Fund's period from September 1, 1996 to December 31, 1996.

         *As of December 31, 1996, the value of the aggregate accrued deferred compensation from all Funds in the John Hancock Fund complex for Mr. Cunningham was $131,741, for Mr. Hiser was $90,972, for Ms. McCarter was $67,548, for Mr. Pruchansky was $28,731, for Mr. Smith was $32,314 and for Mr. Toolan was $ 163,385 under the John Hancock Deferred Compensation Plan for Trustees.

         **The total compensation paid by the John Hancock Fund Complex to the Independent Trustees as of the calendar year ended December 31, 1996. As of such date there were 67 funds in the John Hancock Funds Complex, of which each of these Independent Trustees serve 32.

                                                         Total Compensation from
                                 Aggregate               all Funds in John
                                 Compensation            Hancock Fund Complex
Advisory Board                   from the Fund*          to Advisory Board**
--------------                   --------------          -------------------

R. Trent Campbell                    $---                     $ 47,000
Mrs. Lloyd Bentsen                    ---                       47,000
Thomas R. Powers                      ---                       47,000
Thomas B. McDade                      ---                       47,000
                                 --------                     --------
TOTALS                               $---                     $188,000

* For the period from September 1, 1996 to December 31, 1996.
** For the calendar year ended December 31, 1996.


INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser, located at 101 Huntington Avenue, Boston, Massachusetts 02199-7603, was organized in 1968 and currently has more than $20 billion in assets under management in its capacity as investment adviser to the Fund and the other mutual funds and publicly traded investment companies in the John Hancock group of funds having a combined total of over 1,080,000 shareholders. The Adviser is an affiliate of the Life Company, one of the most recognized and respected financial institutions in the nation. With total assets under management of more than $80 billion, the Life Company is one of the ten largest life insurance companies in the United States and carries high ratings from Standard & Poor's and A.M. Best's. Founded in 1862, the Life Company has been serving clients for over 130 years.

The Fund has entered into an  investment  management  contract  with the Adviser
(the "Advisory Agreement"), which was approved by the Fund's shareholders as manager and investment adviser, the Adviser will: (a) furnish continuously an investment program for the Fund and determine, subject to the overall supervision and review of the Trustees, which investments should be purchased, held sold or exchanged and (b) provide supervision over all aspects of the Fund's operations except those which are delegated to a custodian, transfer agent or other agent.

The Fund bears all costs of its organization and operation,  including  expenses
of  preparing,   printing  and  mailing  all  shareholders'  reports,   notices,
prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to shareholders their account statements; taxes; expenses of redeeming shares; brokerage and other expenses connected with the execution of portfolio securities transactions; expenses pursuant to the Fund's plan of distribution; fees and expenses of custodian including those for keeping books and accounts and calculating the net asset value of shares; fees and expenses of transfer agents and dividend disbursing agents; legal, accounting, financial, management, tax and auditing fees and expenses of the Fund (including an allocable portion of the cost of the Adviser's employees rendering such services to the Fund; the compensation and expenses of trustees who are not otherwise affiliated with the Trust, the Adviser or any of their affiliates; expenses of Trustees' and shareholders' meetings; trade association memberships; insurance premiums; and any extraordinary expenses.

As compensation for its services under the Advisory Agreement, the Fund pays the Adviser a fee, which is accrued daily and paid monthly in arrears, equal on an annual basis to 0.625% of the Fund's average daily net asset value.

From time to time, the Adviser may reduce its fee or make other arrangements to limit the Fund's expenses to a specified percentage of average daily net assets. The Adviser retains the right to re-impose a fee and recover any other payments to the extent that, at the end of any fiscal year, the Fund's annual expenses fall below this limit.


For the fiscal year ended August 31, 1994 advisory fees paid by the Fund to TFMC, the Fund's former investment adviser, amounted to $1,322,162. For the fiscal year ended August 31, 1995, advisory fees paid by the Fund to TFMC, the Fund's former investment adviser and the Adviser amounted to $468,939 and $972,142 respectively. For the fiscal year ended August 31, 1996, the advisory fee paid by the Fund to the Adviser amounted to $ 1,616,654. For the period from September 1, 1996 to December 31, 1996, the advisory fee paid by the Fund to the Adviser amounted to $616,603.


Securities held by the Fund may also be held by other funds or investment advisory clients for which the Adviser or its affiliates provide investment advice. Because of different investment objectives or other factors, a particular security may be bought for one or more funds or clients when one or more are selling the same security. If opportunities for purchase or sale of securities by the Adviser or for other funds or clients for which the Adviser renders investment advice arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds or clients in a manner deemed equitable to all of them. To the extent that transactions on behalf of more than one client of the Adviser or its affiliates may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

Pursuant to the investment management contract, the Adviser is not liable to the Fund or its shareholders for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which its contract relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from its reckless disregard of the obligations and duties under the investment management contract.

Under the investment management contract, the Fund may use the name "John Hancock" or any name derived from or similar to it only for so long as the investment management contract or any extension, renewal or amendment thereof remains in effect. If the Fund's investment management contract is no longer in effect, the Fund (to the extent that it lawfully can) will cease to use such name or any other name indicating that it is advised by or otherwise connected with the Adviser. In addition, the Adviser or the Life Company may grant the non-exclusive right to use the name "John Hancock" or any similar name to any other corporation or entity, including but not limited to any investment company of which the Life Company or any subsidiary or affiliate thereof or any successor to the business of any subsidiary or affiliate thereof shall be the investment adviser.

The continuation of the Advisory Agreement was last approved by all of the Trustees. The Advisory Agreement, and the Distribution Agreement discussed below, will continue in effect from year to year, provided that its continuance is approved annually both (I) by the holders of a majority of the outstanding voting securities of the Trust or by the Trustees, and (ii) by a majority of the Trustees who are no parties to the Agreement or "interested persons" of any such parties. Both agreements may be terminated on 60 days written notice by any party or by a vote of a majority of the outstanding voting securities of the Fund and will terminate automatically if it is assigned.

Administrative Services Agreement. The Fund was a party to an administrative services agreement with TFMC (the "Services Agreement"), pursuant to which TFMC performed bookkeeping and accounting services and functions, including preparing and maintaining various accounting books, records and other documents and keeping such general ledgers and portfolio accounts as are reasonably necessary for the operation of the Fund. Other administrative services included communications in response to shareholder inquiries and certain printing expenses of various financial reports. In addition, staff and office space, facilities and equipment was provided as necessary to provide administrative services to the Fund. The Services Agreement was amended in connection with the appointment of the Adviser as adviser to the Fund to permit services under the Agreement to be provided to the Fund by the Adviser and its affiliates. The Services Agreement was terminated during the fiscal year 1995.

For the fiscal years ended August 31, 1994 and 1995, the Fund paid to TFMC (pursuant to the Services Agreement) $153,060 and $31,385, respectively, of which $132,005 and $20,130, respectively, was retained by TFMC and $21,055 and $11,255, respectively, was paid for certain data processing and pricing information services.


Accounting and Legal Services Agreement. The Trust, on behalf of the Fund, is a party to an Accounting and Legal Services Agreement with the Adviser. Pursuant to this agreement, the Adviser provides the Fund with certain tax, accounting and legal services. For the period from September 1, 1996 to December 31, 1996, the Fund paid the Adviser $27,211 for services under this agreement


In order to avoid conflicts with portfolio trades for the Fund, the Adviser and the Fund have adopted extensive restrictions on personal securities trading by personnel of the Adviser and its affiliates. Some of these restrictions are: pre-clearance for all personal trades and a ban on the purchase of initial public offerings, as well as contributions to specified charities of profits on securities held for less than 91 days. These restrictions are a continuation of the basic principle that the interests of the Fund and its shareholders come first.

DISTRIBUTION CONTRACTS


The Fund has a Distribution Agreement with John Hancock Funds. Under the agreement, John Hancock Funds is obligated to use its best efforts to sell shares of each class of the Fund. Shares of the Fund are also sold by selected broker-dealers (the "Selling Brokers") which have entered into selling agency agreements with John Hancock Funds. John Hancock Funds accepts orders for the purchase of the shares of the Fund which are continually offered at net asset value next determined, plus an applicable sales charge, if any. In connection with the sale of Class A or Class B shares, John Hancock Funds and Selling Brokers receive compensation in the form of a sales charge imposed, in the case of Class A shares, at the time of sale or, in the case of Class B shares, on a deferred basis. John Hancock Funds may pay extra compensation to financial services firms selling large amounts of fund shares. This compensation would be calculated as a percentage of fund shares sold by the firm. The sales charges are discussed further in the Prospectus.

The Fund's Trustees adopted Distribution Plans with respect to Class A and Class B shares (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the Plans, the Fund will pay distribution and service fees at an aggregate annual rate of up to 25% and 1.00%, respectively, of the Fund's daily net assets attributable to shares of that class. However, the service fee will not exceed 0.25% of the Fund's average daily net assets attributable to each class of shares. The distribution fees will be used to reimburse John Hancock Funds for their distribution expenses, including but not limited to: (i) initial and ongoing sales compensation to Selling Brokers and others (including affiliates of John Hancock Funds) engaged in the sale of Fund shares; (ii) marketing, promotional and overhead expenses incurred in connection with the distribution of Fund shares; and (iii) with respect to Class B shares only, interest expenses on unreimbursed distribution expenses. The service fees will be used to compensate Selling Brokers for providing personal and account maintenance services to shareholders. In the event the John Hancock Funds is not fully reimbursed for payments or expenses they incur under the Class A Plan, these expenses will not be carried beyond twelve months from the date they were incurred. Unreimbursed expenses under the Class B Plan will be carried forward together with interest on the balance of these unreimbursed expenses. The Fund does not treat unreimbursed expenses at any time. For the period from September 1, 1996 to December 31, 1996, an aggregate of $3,586,396 of distribution expenses or 2.57% of the average net assets of the Class B shares of the Fund, was not reimbursed or recovered by John Hancock Funds through the receipt of deferred sales charges or Rule 12b-1 fees in prior periods.


The Plans were approved by a majority of the voting securities of the Fund. The Plans and all amendments were approved by the Trustees, including a majority of the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plans (the "Independent Trustees"), by votes cast in person at meetings called for the purpose of voting on such Plans.

Pursuant to the Plans, at least quarterly, John Hancock Funds provide the Fund with a written report of the amounts expended under the Plans and the purpose for which these expenditures were made. The Trustees review these reports on a quarterly basis to determine their continued appropriateness.

The Plans provide that they will continue in effect only so long as their continuance is approved at least annually by a majority of both the Trustees and Independent Trustees. The Plans provide that they may be terminated without penalty, (a) by vote of a majority of the Independent Trustees, (b) by a vote of a majority of the Fund's outstanding shares of the applicable class upon 60 days' written notice to John Hancock Funds, and (c) automatically in the event of assignment. The Plans further provide that they may not be amended to increase the maximum amount of the fees for the services described therein without the approval of a majority of the outstanding shares of the class of the Fund which has voting rights with respect to that Plan. Each plan provides, that no material amendment to the Plans will, in any event, be effective unless it is approved by a vote of a majority of the Trustees and the Independent Trustees of the Fund. The holders of Class A and Class B shares have exclusive voting rights with respect to the Plan applicable to their respective class of shares. In adopting the Plans, the Trustees concluded that, in their judgment, these is a reasonable likelihood that the Plans will benefit the holders of the applicable class of shares of the Fund.

Amounts paid to John Hancock Funds by any class of shares of the Fund will not be used to pay the expenses incurred with respect to any other class of shares of the Fund; provided, however, that expenses attributable to the Fund as a whole will be allocated, to the extent permitted by law, according to a formula based upon gross sales dollars and/or average daily net assets of each such class, as may be approved from time to time by vote of a majority of Trustees. From time to time, the Fund may participate in joint distribution activities with other Funds and the costs of those activities will be borne by each Fund in proportion to the relative net asset value of the participating Funds.


During the period from September 1, 1996 to December 31, 1996, the Funds paid John Hancock Funds the following amounts of expenses with respect to the Class A and Class B shares of the Fund:


                                  Expense Items


                                         Printing and
                                         Mailing of                            Expenses of       Interest
                                         Prospectus to      Compensation       John              Carrying or
                                         New                to Selling         Hancock           Other Finance
                       Advertising       Shareholders       Brokers            Funds             Charges
                       -----------       ------------       -------            -----             -------
Class A shares           $12,830            $1,908            $76,718          $37,588           $ None

Class B shares           $39,892            $6,276            $183,684         $108,928          $131,611


NET ASSET VALUE

For purposes of calculating the net asset value ("NAV") of the Fund's shares, the following procedures are utilized wherever applicable.

Debt investment securities are valued on the basis of valuations furnished by a principal market maker or a pricing service, both of which generally utilize electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities without exclusive reliance upon quoted prices.

Equity securities traded on a principal exchange or NASDAQ National Market Issues are generally valued at last sale price on the day of valuation. Securities in the aforementioned category for which no sales are reported and other securities traded over-the-counter are generally valued at the mean between the current closing bid and asked prices.

Short-term debt investments which have a remaining maturity of 60 days or less are generally valued at amortized cost which approximates market value. If market quotations are not readily available or if in the opinion of the Adviser any quotation or price is not representative of true market value, the fair value of the security may be determined in good faith in accordance with procedures approved by the Trustees.

Foreign securities are valued on the basis of quotations from the primary market in which they are traded. Any assets or liabilities expressed in terms of foreign currencies are translated into U.S. dollars by the custodian bank based on London currency exchange quotations as of 5:00 p.m., London time (12:00 noon, New York time) on the date of any determination of the Fund's NAV. If quotations are not readily available , or the value has been materially affected by the events occurring after closing of a foreign market, assets are valued by a method that the Trustees believe accurately reflects fair value.

The NAV for each fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern
Time) by dividing a class's net assets by the number of its shares outstanding. On any day an international market is closed and the New York Stock Exchange is open, any foreign securities will be valued at the prior day's close with the current day's exchange rate. Trading of foreign securities may take place on Saturdays and U.S. business holidays on which the Fund's NAV is not calculated. Consequently, the Fund's portfolio securities may trade and the NAV of the Fund's redeemable securities may be significantly affected on days when a shareholder has no access to the Fund.

INITIAL SALES CHARGE ON CLASS A SHARES

Shares of the Fund are offered at a price equal to their net asset value plus a sales charge which, at the option of the purchaser, may be imposed either at the time of purchase (the "initial sales charge alternative") or on a contingent deferred basis (the "deferred sales charge alternative"). Share certificates will not be issued unless requested by the shareholder in writing, and then they will only be issued for full shares. The Trustees reserve the right to change or waive a Fund's minimum investment requirements and to reject any order to purchase shares (including purchase by exchange) when in the judgment of the Adviser such rejection is in the Fund's best interest.

The sales charges applicable to purchases of Class A shares of the Fund are described in the Prospectus. Methods of obtaining reduced sales charges referred to generally in the Prospectus are described in detail below. In calculating the sales charge applicable to current purchases of Class A shares, the investor is entitled to cumulate current purchases with the greater of the current value (at offering price) of the Class A shares of the Fund, owned by the Investor, or if John Hancock Signature Services, Inc. ("Signature Services") is notified by the investor's dealer or the investor at the time of the purchase, the cost of the Class A shares owned.

Without Sales Charge. Class A shares may be offered without a front-end sales charge or CDSC to various individuals and institutions as follows:

o Any state, county or any instrumentality, department, authority, or agency of these entities that is prohibited by applicable investment laws from paying a sales charge or commission when it purchases shares of any registered investment management company. *

o A bank, trust company, credit union, savings institution or other depository institution, its trust departments or common trust funds if it is purchasing $1 million or more for non-discretionary customers or accounts.*

o A Trustee or officer of the Trust; a Director or officer of the Adviser and its affiliates or Selling Brokers; employees or sales representatives of any of the foregoing; retired officers, employees or Directors of any of the foregoing; a member of the immediate family
         (spouse, children, grandchildren, mother, father, sister, brother, mother-in-law, father-in-law) of any of the foregoing; or any fund, pension, profit sharing or other benefit plan of the individuals described above.

o A broker, dealer, financial planner, consultant or registered investment advisor that has entered into an agreement with John Hancock Funds providing specifically for the use of Fund shares in fee-based investment products or services made available to their clients.

o A former participant in an employee benefit plan with John Hancock funds, when he or she withdraws from his or her plan and transfers any or all of his or her plan distributions directly to the Fund.

o        A member of an approved affinity group financial services plan.*

o A member of a class action lawsuit against insurance companies who is investing settlement proceeds.

o Existing full service clients of the Life Company who were group annuity contract holders as of September 1, 1994, and participant directed defined contribution plans with at least 100 eligible employees at the inception of the Fund account, may purchase Class A shares with no initial sales charge. However, if the shares are redeemed within 12 months after the end of the calendar year in which the purchase was made, a CDSC will be imposed at the following rate:

                  Amount Invested                                  CDSC Rate
                  ---------------                                  ---------

         $1 to $4,999,999                                            1.00%
         Next $5 million to $9,999,999                               0.50%
         Amounts of $10 million and over                             0.25%

Class A shares  may  also be  purchased  without  an  initial  sales  charge  in
connection  with  certain  liquidation,   merger  or  acquisition   transactions
involving other investment companies or personal holding companies.

* For investments made under these provisions, John Hancock Funds may make a payment out of its own resources to the Selling Broker in an amount not to exceed 0.25% of the amount invested.


Combination Privilege. In calculating the sales charge applicable to purchases of Class A shares made at one time, the purchases will be combined to reduce sales charges if made by (a) an individual, his or her spouse and their children under the age of 21, purchasing securities for his or their own account, (b) a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account and (c) groups which qualify for the Group Investment Program (see below). Further information about combined purchases, including certain restrictions on combined group purchases, is available from Signature Services or a Selling Broker's representative.

Accumulation Privilege. Investors (including investors combining purchases) who are already Class A shareholders may also obtain the benefit of the reduced sales charge by taking into account not only the amount then being invested but also the purchase price or current value of the Class A shares of all John Hancock funds which carry a sales charge already held by such person. Class A shares of John Hancock money market funds will only be illegible for the accumulation privilege if the investor has previously paid a sales charge on the amount of those shares.

Group Investment Program. Under the Combination and Accumulation Privileges, all members of a group may combine their individual purchases of Class A shares to potentially qualify for breakpoints in the sales charge schedule. This feature is provided to any group which (1) has been in existence for more than six months, (2) has a legitimate purpose other than the purchase of mutual fund shares at a discount for its members, (3) utilizes salary deduction or similar group methods of payment, and (4) agrees to allow sales materials of the fund in its mailings to members at a reduced or no cost to John Hancock Funds.


Letter of Intention. Reduced sales charges are also applicable to investments pursuant to a Letter of Intention (LOI), which should be read carefully prior to its execution by an investor. The Fund offers two options regarding the specified period for making investments under the LOI. All investors have the option of making their investments over a period of thirteen (13) months. Investors who are using the Fund as a funding medium for a qualified retirement plan, however, may opt to make the necessary investments called for by the LOI over a forty-eight (48) month period. These qualified retirement plans include IRA, SEP, SARSEP, 401(k), 403(b) (including TSAs) and 457 plans. Such an investment (including accumulations and combinations) must aggregate $50,000 or more invested during the specified period from the date of the LOI or from a date within ninety (90) days prior thereto, upon written request to Signature Services. The sales charge applicable to all amounts invested under the LOI is computed as if the aggregate amount intended to be invested had been invested immediately. If such aggregate amount is not actually invested, the difference in the sales charge actually paid and the sales charge payable had the LOI not been in effect is due from the investor. However, for the purchases actually made within the specified period (either 13 or 48 months) the sales charge applicable will not be higher than that which would have been applied (including accumulations and combinations) had the LOI been for the amount actually invested.

The LOI authorizes Signature Services to hold in escrow sufficient Class A shares (approximately 5% of the aggregate) to make up any difference in sales charges on the amount intended to be invested and the amount actually invested, until such investment is completed within the specified period, at which time the escrowed Class A shares will be released. If the total investment specified in the LOI is not completed, the Class A shares held in escrow may be redeemed and the proceeds used as required to pay such sales charges as may be due. By signing the LOI, the investor authorizes Signature Services to act as his attorney-in-fact to redeem any escrow shares and adjust the sales charge, if necessary. A LOI does not constitute a binding commitment by an investor to purchase, or by the Fund to sell, any additional shares and may be terminated at any time.

DEFERRED SALES CHARGE ON CLASS B SHARES

Investments in Class B shares are purchased at net asset value per share without the imposition of a sales charge so the Fund will receive the full amount of the purchase payment.

Contingent Deferred Sales Charge. Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at the rates set forth in the Prospectus as a percentage of the dollar amount subject to the CDSC. The charge will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class B shares being redeemed. No CDSC will be imposed on increases in account value above the initial purchase prices, including Class B shares derived from reinvestment of dividends or capital gains distributions. No CDSC will be imposed on shares derived from reinvestment of dividends or capital gains distributions.

Class B shares are not available to full-service defined contribution plans administered by Signature Services or the Life Company that had more than 100 eligible employees at the inception of the Fund account.

The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

In determining whether a CDSC applies to a redemption, the calculation will be determined in a manner that results in the lowest possible rate being charged. It will be assumed that your redemption comes first from shares you have held beyond the six-year CDSC redemption period or those you acquired through dividend and capital gain reinvestment, and next from the shares you have held the longest during the six-year period. For this purpose, the amount of any increase in a share's value above its initial purchase price is not regarded as a share exempt from CDSC. Thus, when a share that has appreciated in value is redeemed during the CDSC period, a CDSC is assessed only on its initial purchase price. However, you cannot redeem appreciation value only in order to avoid a CDSC.

When requesting a redemption for a specific dollar amount please indicate if you require the proceeds to equal the dollar amount requested. If not indicated, only the specified dollar amount will be redeemed from your account and the proceeds will be less any applicable CDSC.

         Example:

You have purchased 100 shares at $10 per share. The second year after your purchase, your investment's net asset value per share has increased by $2 to $12, and you have gained 10 additional shares through dividend reinvestment. If you redeem 50 shares at this time your CDSC will be calculated as follows:

         o        Proceeds of 50 shares redeemed at $12 per share     $    600
         o        Minus proceeds of 10 shares not subject to CDSC
                  (dividend reinvestment)                                 -120
         o        Minus appreciation on remaining shares
                  (40 shares X 2)                                          -80
                                                                      --------
         o        Amount subject to CDSC                              $    400

Proceeds from the CDSC are paid to John Hancock Funds and are used in whole or in part by John Hancock Funds to defray its expenses related to providing distribution-related services to the Fund in connection with the sale of the Class B shares, such as the payment of compensation to select Selling Brokers for selling Class B shares. The combination of the CDSC and the distribution and service fees facilitates the ability of the Fund to sell the Class B shares without a sales charge being deducted at the time of the purchase. See the Prospectus for additional information regarding the CDSC.

Waiver of Contingent Deferred Sales Charge. The CDSC will be waived on redemptions of Class B shares and of Class A shares that are subject to CDSC, unless indicated otherwise, in the circumstances defined below:

For all account types:

* Redemptions made pursuant to the Fund's right to liquidate your account if you own shares worth less than $1,000.

* Redemptions made under certain liquidation, merger or acquisition transactions involving other investment companies or personal holding companies.

*        Redemptions due to death or disability.

* Redemptions made under the Reinstatement Privilege, as described in "Sales Charge Reductions and Waivers" of the Prospectus.

* Redemptions of Class B shares made under a periodic withdrawal plan, as long as your annual redemptions do not exceed 12% of your account value, including reinvested dividends, at the time you established your periodic withdrawal plan and 12% of the value of subsequent investments (less redemptions) in that account at the time you notify Signature Services. (Please note that this waiver does not apply to periodic withdrawal plan redemptions of Class A shares that are subject to a
         CDSC).

For Retirement Accounts (such as IRA, Rollover IRA, TSA, 457, 403(b), 401(k), Money Purchase Pension Plan, Profit-Sharing Plan and other qualified plans as described in the Internal Revenue Code) unless otherwise noted.

* Redemptions made to effect mandatory or life expectancy distributions under the Internal Revenue Code.

*        Returns of excess contributions made to these plans.

* Redemptions made to effect distributions to participants or beneficiaries from employer sponsored retirement plans under Section 401(a) of the Code (such as 401(k), Money Purchase Pension Plan, Profit Sharing Plan).

* Redemptions from certain IRA and retirement plans that purchased shares prior to October 1, 1992 and certain IRA accounts that purchased shares prior to May 15, 1995.

Please see matrix for reference.


CDSC Waiver Matrix for Class B Funds

------------------------- ----------------- ----------------- ---------------- ------------------ ---------------------
Type of                   401(a) Plan       403(b)            457              IRA, IRA           Non-retirement
Distribution              (401(k),                                             Rollover
                          MPP, PSP)
------------------------- ----------------- ----------------- ---------------- ------------------ ---------------------
Death or                  Waived            Waived            Waived           Waived             Waived
Disability
------------------------- ----------------- ----------------- ---------------- ------------------ ---------------------
Over 70 1/2               Waived            Waived            Waived           Waived for         12% of account
                                                                               mandatory          value annually in
                                                                               distributions or   periodic payments
                                                                               12% of account
                                                                               value annually
                                                                               in periodic
                                                                               payments
------------------------- ----------------- ----------------- ---------------- ------------------ ---------------------
Between 59 1/2            Waived            Waived            Waived           Waived for Life    12% of account
and 70 1/2                                                                     Expec- tancy or    value annually in
                                                                               12% of account     periodic payments
                                                                               value annually
                                                                               in periodic
                                                                               payments
------------------------- ----------------- ----------------- ---------------- ------------------ ---------------------
Under 59 1/2              Waived            Waived for        Waived for       Waived for         12% of account
                                            annuity           annuity          annuity payments   value annually in
                                            payments (72t)    payments (72t)   (72t) or 12% of    periodic payments
                                            or 12% of         or 12% of        account value
                                            account value     account value    annually in
                                            annually in       annually in      periodic payments
                                            periodic          periodic
                                            payments          payments
------------------------- ----------------- ----------------- ---------------- ------------------ ---------------------
Loans                     Waived            Waived            N/A              N/A                N/A
------------------------- ----------------- ----------------- ---------------- ------------------ ---------------------
Termination of            Not Waived        Not Waived        Not Waived       Not Waived         N/A
Plan
------------------------- ----------------- ----------------- ---------------- ------------------ ---------------------
Hardships                 Waived            Waived            Waived           N/A                N/A
------------------------- ----------------- ----------------- ---------------- ------------------ ---------------------
Return of Excess          Waived            Waived            Waived           Waived             N/A
------------------------- ----------------- ----------------- ---------------- ------------------ ---------------------

If you qualify for a CDSC waiver under one of these situations, you must notify Signature Services at the time you make your redemption. The waiver will be granted once Signature Services has confirmed that you are entitled to the waiver.

SPECIAL REDEMPTIONS


Although it would not normally do so, the Fund has the right to pay the redemption price of shares of the Fund in whole or in part in portfolio securities as prescribed by the Trustees. When the shareholder sells portfolio securities received in this fashion, the shareholder will incur a brokerage charge. Any such securities would be valued for the purposes of making such payment at the same value as used in determining net asset value. The Fund has however, elected to be governed by Rule 18f-1 under the Investment Company Act. Under that rule the Fund must redeem shares for cash except to the extent that the redemption payment to any shareholder during any 90-day period would exceed the lesser of $250,000 or 1% of the net asset value at the beginning of such period.


ADDITIONAL SERVICES AND PROGRAMS

Exchange Privilege. The Fund permits exchanges of shares of any class of the Fund for shares of the same class in any other John Hancock fund offering that class.

Exchanges between funds with shares that are not subject to a CDSC are based on their respective net asset values. No sales charge or transactions charge is imposed. Shares of the Fund which are subject to a CDSC may be exchanged into shares of any of the other John Hancock funds that are subject to a CDSC without incurring the CDSC; however, the shares acquired in an exchange will be subject to the CDSC schedule of the shares acquired if and when such shares are redeemed (except that shares exchanged into John Hancock Short-Term Strategic Income Fund, John Hancock Intermediate Maturity Government Fund and John Hancock Limited-Term Government Fund will retain the exchanged fund's CDSC schedule). For purposes of computing the CDSC payable upon redemption of shares acquired in an exchange, the holding period of the original shares is added to the holding period of the shares acquired in an exchange.

If a shareholder exchanges Class B shares purchased prior to January 1, 1994 (except John Hancock Short-Term Strategic Income Fund) for Class B shares of any other John Hancock fund, the acquired shares will continue to be subject to the CDSC schedule that was in effect when the exchanged shares were purchased.

The Fund reserves the right to require that previously exchanged shares (and reinvested dividends) be in the Fund for 90 days before a shareholder is permitted a new exchange.

The fund may refuse any exchange order. The Fund may changed or cancel its exchange policies at any time, upon 60 days' notice to its shareholders.

An exchange of shares is treated as a redemption of shares of one fund and the purchase of shares of another for Federal Income Tax purposes. An exchange may result in a taxable gain or loss. See "TAX STATUS".

Systematic Withdrawal Plan. The Fund permits the establishment of a Systematic Withdrawal Plan. Payments under this plan represent proceeds arising from the redemption of Fund shares. The maintenance of a Systematic Withdrawal Plan concurrently with purchases of additional Class B shares of the Fund could be disadvantageous to a shareholder because of the CDSC imposed on redemptions of Class B shares. Therefore, a shareholder should not purchase Class B shares of the Fund at the same time as a Systematic Withdrawal Plan is in effect. The Fund reserves the right to modify or discontinue the Systematic Withdrawal Plan of any shareholder on 30 days' prior written notice to such shareholder, or to discontinue the availability of such plan in the future. The shareholder may terminate the plan at any time by giving proper notice to Signature Services.

Monthly Automatic Accumulation Program ("MAAP"). This program is explained in the Prospectus and the Account Privileges Application. The program, as it relates to automatic investment checks, is subject to the following conditions:

The investments will be drawn on or about the day of the month indicated.

The privilege of making investments through the Monthly Automatic Accumulation Program may be revoked by Signature Services without prior notice if any investment is not honored by the shareholder's bank. The bank shall be under no obligation to notify the shareholder as to the non-payment of any checks.

The program may be discontinued by the shareholder either by calling Signature Services or upon written notice to Signature Services which is received at least five (5) business days prior to the due date of any investment.


Reinstatement or Reinvestment Privilege. If Signature Services is notified prior to reinvestment, a shareholder who has redeemed Fund shares may, within 120 days after the date of redemption, reinvest without payment of a sales charge any part of the redemption proceeds in shares of the same class of the Fund or another John Hancock fund, subject to the minimum investment limit of that fund. The proceeds from the redemption of Class A shares may be reinvested at net asset value without paying a sales charge in Class A shares of the Fund or in Class A shares of any John Hancock fund. If a CDSC was paid upon a redemption, a shareholder may reinvest the proceeds from this redemption at net asset value in additional shares of the class from which the redemption was made. The shareholder's account will be credited with the amount of any CDSC charged upon the prior redemption and the new shares will continue to be subject to the CDSC. The holding period of the shares acquired through reinvestment will, for purposes of computing the CDSC payable upon a subsequent redemption, include the holding period of the redeemed shares.


To protect the interests of other investors in the Fund, the Fund may cancel the reinvestment privilege of any parties that, in the opinion of the Fund, are using market timing strategies or making more than seven exchanges per owner or controlling party per calendar year. Also, the Fund may refuse any reinvestment request.

The Fund may change or cancel its reinvestment policies at any time.

A redemption or exchange of Fund shares is a taxable transaction for Federal income tax purposes even if the reinvestment privilege is exercised, and any gain or loss realized by a shareholder on the redemption or other disposition of Fund shares will be treated for tax purposes as described under the caption "TAX STATUS".

DESCRIPTION OF THE FUND'S SHARES

The Trustees of the Trust are responsible for the management and supervision of the Fund. The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Fund, without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series, without further action by shareholders. As of the date of this Statement of Additional Information, the Trustees have authorized shares of the Fund and one other series. The Declaration of Trust also authorizes the Trustees to classify and reclassify the shares of the Fund, or any new series of the Trust, into one or more classes. As of the date of this Statement of Additional Information, the Trustees have authorized the issuance of two classes of shares of the Fund, designated as Class A and Class B.

The shares of each class of the Fund represent an equal proportionate interest in the aggregate net assets attributable to that class of the Fund. Holders of Class A shares and Class B shares have certain exclusive voting rights on matters relating to their respective distribution plans. The different classes of the Fund may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and on the same day and will be in the same amount, except for differences resulting from the facts that (i) the distribution and service fees relating to Class A and Class B shares will be borne exclusively by that class; (ii) Class B shares will pay higher distribution and service fees than Class A shares; and (iii) each of Class A shares and Class B shares will bear any class expenses properly allocable to that class of shares, subject to the conditions the Internal Revenue Service imposes with respect to the multiple- class structure. Similarly, the net asset value per share may vary depending whether Class A shares or Class B shares are purchased.

In the event of liquidation, shareholders of each class are entitled to share pro rata in the net assets of the Fund available for distribution to these shareholders. Shares entitle their holders to one vote per share, are freely transferable and have no preemptive, subscription or conversion rights. When issued shares are fully paid and non-assessable, except as set forth below.

Unless otherwise required by the Investment Company Act or the Declaration of Trust, the Fund has no intention of holding annual meetings of shareholders. Fund shareholders may remove a Trustee by the affirmative vote of at least two-thirds of the Trust's outstanding shares and the Trustees shall promptly call a meeting for such purpose when requested to do so in writing by the record holders of not less than 10% of the outstanding shares of the Trust. Shareholders may, under certain circumstances, communicate with other shareholders in connection with a request for a special meeting of shareholders. However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.

Under Massachusetts law, shareholders of a Massachusetts business Trust could under certain circumstances, be held personally liable for acts or obligations of the Trust. However, Declaration of Trust contains an express disclaimer of shareholder liability for acts, obligations and affairs of the Fund. The Declaration of Trust also provides for indemnification out of the Fund's assets for all losses and expenses of any shareholder held personally liable by reason of being or having been a shareholder. The Declaration of Trust also provides that no series of the Trust shall be liable for the liabilities of any other series. Furthermore, no Fund included in this Fund's prospectus shall be liable for the liabilities of any other John Hancock fund. Liability is therefore limited to circumstances in which the Fund itself would be unable to meet its obligations, and the possibility of this occurrence is remote.


The Fund reserves the right to reject any application which conflicts with the Fund's internal policies or the policies of any regulatory authority. Use of information provided on the account application may be used by the Fund to verify the accuracy of the information or background or financial history purposes. A shareholder's account is governed by the laws of The Commonwealth of Massachusetts.


TAX STATUS

The Fund has qualified and elected to be treated as a "regulated investment company" under Subchapter M of the Code, and intends to continue to so qualify in the future. As such and by complying with the applicable provisions of the Code regarding the sources of its income, the timing of its distributions, and the diversification of its assets, the Fund will not be subject to Federal income tax on its taxable income (including net short-term and long-term capital gains) which is distributed to shareholders in accordance with the timing requirements of the Code.

The Fund will be subject to a 4% non-deductible Federal excise tax on certain amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with annual minimum distribution requirements. The Fund intends under normal circumstances to seek to avoid or minimize liability for such tax by satisfying such distribution requirements.

Distributions from the Fund's current or accumulated earnings and profits ("E&P") will be taxable under the Code for investors who are subject to tax. If these distributions are paid from the Fund's "investment company taxable income," they will be taxable as ordinary income; and if they are paid from the Fund's "net capital gain," they will be taxable as long-term capital gain. (Net capital gain is the excess (if any) of net long-term capital gain over net short-term capital loss, and investment company taxable income is all taxable income and capital gains, other than net capital gain, after reduction by deductible expenses.) Some distributions from investment company taxable income and/or net capital gain may be paid in January but may be taxable to shareholders as if they had been received on December 31 of the previous year. The tax treatment described above will apply without regard to whether distributions are received in cash or reinvested in additional shares of the Fund.

Distributions, if any, in excess of E&P will constitute a return of capital under the Code, which will first reduce an investor's federal tax basis in Fund shares and then, to the extent such basis is exceeded, will generally give rise to capital gains. Shareholders who have chosen automatic reinvestment of their distributions will have a federal tax basis in each share received pursuant to such a reinvestment equal to the amount of cash they would have received had they elected to receive the distribution in cash, divided by the number of shares received in the reinvestment.

If the Fund acquires stock in certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or hold at least 50% of their assets in investments producing such passive income ("passive foreign investment companies"), the Fund could be subject to Federal income tax and additional interest charges on "excess distributions" received from such companies or gain from the sale of stock in such companies, even if all income or gain actually received by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. Certain elections may, if available, ameliorate these adverse tax consequences, but any such election would require the Fund to recognize taxable income or gain without the concurrent receipt of cash. The Fund may limit and/or manage its holdings in passive foreign investment companies to minimize its tax liability or maximize its return from these investments.

Foreign exchange gains and losses realized by the Fund in connection with certain transactions involving foreign currency-denominated debt securities, certain foreign currency options, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Section 988 of the Code, which generally causes such gains and losses to be treated as ordinary income and losses and may affect the amount, timing and character of distributions to shareholders. Any such transactions that are not directly related to the Fund's investment in stock or securities, possibly including speculative currency positions or currency derivatives not used for hedging purposes, may increase the amount of gain it is deemed to recognize from the sale of certain investments or derivatives held for less than three months, which gain is limited under the Code to less than 30% of its gross income for each taxable year, and could under future Treasury regulations produce income not among the types of "qualifying income" from which the Fund must derive at least 90% of its gross income for each taxable year. If the net foreign exchange loss for a year treated as ordinary loss under Section 988 were to exceed the

Fund's investment company taxable income computed without regard to such loss after consideration of certain regulations on the treatment of "post-October losses" the resulting overall ordinary loss for such year would not be deductible by the Fund or its shareholders in future years.

The Fund may be subject to withholding and other taxes imposed by foreign countries with respect to its investments in foreign securities. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. The Fund does not expect to qualify to pass such taxes through to its shareholders, who consequently will not take such taxes into account on their own tax returns. However, the Fund will deduct such taxes in determining the amount it has available for distribution to shareholders.

The amount of the Fund's net short-term and long-term capital gains, if any, in any given year will vary depending upon the Adviser's current investment strategy and whether the Adviser believes it to be in the best interest of the Fund to dispose of portfolio securities or enter into options transactions that will generate capital gains. At the time of an investor's purchase of Fund shares, a portion of the purchase price is often attributable to realized or unrealized appreciation in the Fund's portfolio or undistributed taxable income of the Fund. Consequently, subsequent distributions from such appreciation or income may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares, and the distributions in reality represent a return of a portion of the purchase price.

Upon a redemption of shares of the Fund (including by exercise of the exchange privilege) a shareholder may realize a taxable gain or loss depending upon the amount of the proceeds and the investor's basis in his shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's tax holding period for the shares and subject to the special rules described below. A sales charge paid in purchasing Class A shares of the Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent shares of the Fund or another John Hancock Fund are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. Such disregarded load will result in an increase in the shareholder's tax basis in the shares subsequently acquired. Also, any loss realized on a redemption or exchange may be disallowed to the extent the shares disposed of are replaced with other shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to an election to reinvest dividends in additional shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized upon the redemption of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

Although its present intention is to distribute, at least annually, all net capital gain, if any, the Fund reserves the right to retain and reinvest all or any portion of the excess, as computed for Federal income tax purposes, of net long-term capital gain over net short-term capital loss in any year. The Fund will not in any event distribute net capital gain realized in any year to the extent that a capital loss is carried forward from prior years against such gain. To the extent such excess was retained and not exhausted by the carryforward of prior years' capital losses, it would be subject to Federal income tax in the hands of the Fund. Upon proper designation of this amount by the Fund, each shareholder would be treated for Federal income tax purposes as if the Fund had distributed to him on the last day of its taxable year his pro rata share of such excess, and he had paid his pro rata share of the taxes paid by the Fund and reinvested the remainder in the Fund. Accordingly, each shareholder would (a) include his pro rata share of such excess as long-term capital gain income in his return for his taxable year in which the last day of the Fund's taxable year falls, (b) be entitled either to a tax credit on his return for, or to a refund of, his pro rata share of the taxes paid by the Fund, and (c) be entitled to increase the adjusted tax basis for his shares in the Fund by the difference between his pro rata share of such excess and his pro rata share of such taxes.


For Federal income tax purposes, the Fund is permitted to carry forward a net capital loss in any year to offset its net capital gains, if any, during the eight years following the year of the loss. To the extent subsequent net capital gains are offset by such losses, they would not result in Federal income tax liability to the Fund and, as noted above, would not be distributed as such to shareholders. Presently, there are no realized capital loss carry forward available to offset future net realized capital gains.


For purposes of the dividends received deduction available to corporations, dividends received by the Fund, if any, from U.S. domestic corporations in respect of the stock of such corporations held by the Fund, for U.S. Federal income tax purposes, for at least 46 days (91 days in the case of certain preferred stock) and distributed and properly designated by the Fund may be treated as qualifying dividends. Corporate shareholders must meet the minimum holding period requirement stated above (46 or 91 days) with respect to their shares of the Fund in order to qualify for the deduction and, if they have any debt that is deemed under the Code directly attributable to such shares, may be denied a portion of the dividends received deduction. The entire qualifying dividend, including the otherwise deductible amount, will be included in determining the excess (if any) of a corporate shareholder's adjusted current earnings over its alternative minimum taxable income, which may increase its alternative minimum tax liability, if any. Additionally, any corporate shareholder should consult its tax adviser regarding the possibility that its basis in its shares may be reduced, for Federal income tax purposes, by reason of "extraordinary dividends" received with respect to the shares, for the purpose of computing its gain or loss on redemption or other disposition of the shares.

The Fund is required to accrue income on any debt securities that have more than a de minimis amount of original issue discount (or debt securities acquired at a market discount, if the Fund elects to include market discount in income currently) prior to the receipt of the corresponding cash payment. The mark to market rules applicable to certain options and forward contracts may also require the Fund to recognize income or gain without a concurrent receipt of cash. However, the Fund must distribute to shareholders for each taxable year substantially all of its net income and net capital gains, including such income or gain, to qualify as a regulated investment company and avoid liability for any federal income or excise tax. Therefore, the Fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy these distribution requirements.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent (if any) the Fund's distributions are derived from interest on (or, in the case of intangibles taxes, the value of its assets is attributable to) certain U.S. Government obligations, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The Fund will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although the Fund may in its sole discretion provide relevant information to shareholders.

The Fund will be required to report to the Internal Revenue Service (the "IRS") all taxable distributions to shareholders, as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt recipients, i.e., corporations and certain other investors distributions to which are exempt from the information reporting provisions of the Code. Under the backup withholding provisions of Code Section 3406 and applicable Treasury regulations, all such reportable distributions and proceeds may be subject to backup withholding of federal income tax at the rate of 31% in the case of non-exempt shareholders who fail to furnish a Fund with their correct taxpayer identification number and certain certifications required by the IRS or if the IRS or a broker notifies the Fund that the number furnished by the shareholder is incorrect or that the shareholder is subject to backup withholding as a result of failure to report interest or dividend income. A Fund may refuse to accept an application that does not contain any required taxpayer identification number or certification that the number provided is correct. If the backup withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in shares, will be reduced by the amounts required to be withheld. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability. Investors should consult their tax advisers about the applicability of the backup withholding provisions.

Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

Limitations imposed by the Code on regulated investment companies like the Fund may restrict the Fund's ability to enter into options, foreign currency positions, and foreign currency forward contracts.

Certain options and forward foreign currency transactions undertaken by the Fund may cause the Fund to recognize gains or losses from marking to market even though its positions have not been sold or terminated and affect the character as long-term or short-term (or, in the case of certain foreign currency-related forward contracts or options, as ordinary income or loss) and timing of some capital gains and losses realized by the Fund. Also, certain of the Fund's losses on its transactions involving options or forward contracts and/or offsetting or successor portfolio positions may be deferred rather than being taken into account currently in calculating the Fund's taxable income or gains. Certain of such transactions may also cause the Fund to dispose of investments sooner than would otherwise have occurred. These transactions may therefore affect the amount, timing and character of the Fund's distributions to shareholders. Certain of the applicable tax rules may be modified if the Fund is eligible and chooses to make one or more of certain tax elections that may be available. The Fund will take into account the special tax rules (including consideration of available elections) applicable to options and forward contracts in order to seek to minimize any potential adverse tax consequences.

The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens or residents and U.S. domestic corporations, partnerships, trusts or estates) subject to tax under such law. The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies, and financial institutions. Dividends, capital gain distributions, and ownership of or gains realized on the redemption (including an exchange) of Fund shares may also be subject to state and local taxes. Shareholders should consult their own tax advisers as to the Federal, state or local tax consequences of ownership of shares of, and receipt of distributions from, the Fund in their particular circumstances.

Non-U.S. investors not engaged in a U.S. trade or business with which their investment in the Fund is effectively connected will be subject to U.S. Federal income tax treatment that is different from that described above. These investors may be subject to nonresident alien withholding tax at the rate of 30% (or a lower rate under an applicable tax treaty) on amounts treated as ordinary dividends from the Fund and, unless an effective IRS Form W-8 or authorized substitute for Form W-8 is on file, to 31% backup withholding on certain other payments from the Fund. Non-U.S. investors should consult their tax advisers regarding such treatment and the application of foreign taxes to an investment in the Fund.

The Fund is not subject to Massachusetts corporate excise or franchise taxes. Provided that the Fund qualifies as a regulated investment company under the Code, it will also not be required to pay any Massachusetts income tax.


CALCULATION OF PERFORMANCE


As of December 31, 1996, the average annual total returns of the Class A shares of the Fund for the one, five and life-of-fund year periods were 16.08%, 11.07%, and 12.10%, respectively. As of December 31, 1996, the average annual returns for the Fund's Class B shares for the one and five year periods and since inception on August 22, 1991 were 16.25%, 11.08% and 12.53%, respectively.


The Fund's total return is computed by finding the average annual compounded rate of return over the 1-year, 5-year, and 10-year periods that would equate the initial amount invested to the ending redeemable value according to the following formula:


     n _____
T = \ /ERV/P - 1



Where:

P =            a hypothetical initial investment of $1,000.

T =            average annual total return.

n =            number of years.

ERV = ending redeemable value of a hypothetical $1,000 investment made at the beginning of the 1 year, 5 year and 10 year periods.


Because each class has its own sales charge and fee structure, the classes have different performance results. In the case of Class A or Class B shares, this calculation assumes the maximum sales charge is included in the initial investment or the CDSC is applied at the end of the period, respectively. This calculation also assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period. The "distribution rate" is determined by annualizing the result of dividing the declared dividends of the Fund during the period stated by the maximum offering price or net asset value at the end of the period. Excluding the Fund's sales charge from the distribution rate produces a higher rate.


In addition to average annual total returns, the Fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, and/or a series of redemptions, over any time period. Total returns may be quoted with or without taking the Fund's maximum sales charge on Class A shares or the CDSC on Class B shares into account. Excluding the Fund's sales charge on Class A shares and the CDSC on Class B shares from a total return calculation produces a higher total return figure.


The Fund may advertise yield, where appropriate. The Fund's yield is computed by dividing net investment income per share determined for a 30-day period by the maximum offering price per share (which includes the full sales charge, if applicable) on the last day of the period, according to the following standard formula:

                                                      6
                        Yield = 2 ( [ ( a - b ) + 1 ]   - 1
                                        -----
                                         cd

Where:

a =       dividends and interest earned during the period.
b =       net expenses accrued during the period.
c = the average daily number of fund shares outstanding during the period that would be entitled to receive dividends.
d = the maximum offering price per share on the last day of the period (NAV where applicable).


From time to time, in reports and promotional literature, the Fund's total return/ or yield will be compared to indices of mutual funds and bank deposit vehicles such as Lipper Analytical Services, Inc.'s "Lipper -- Fixed Income Fund Performance Analysis," a monthly publication which tracks net assets, total return, and yield on fixed income mutual funds in the United States. Ibottson and Associates, CDA Weisenberger and F.C. Towers are also used for comparison purposes, as well as the Russell and Wilshire Indices.

Performance rankings and ratings reported periodically in national financial publications such as MONEY Magazine, FORBES, BUSINESS WEEK, THE WALL STREET JOURNAL, MICROPAL, INC., MORNINGSTAR, STANGER'S and BARRON'S, etc. will also be utilized. The Fund's promotional and sales literature may make reference to the Fund's "beta." Beta is a reflection of the market-related risk of the Fund by showing how responsive the Fund is to the market.

The performance of the Fund is not fixed or guaranteed. Performance quotations should not be considered to be representations of performance of the Fund for any period in the future. The performance of the Fund is a function of many factors including its earnings, expenses and number of outstanding shares. Fluctuating market conditions; purchases, sales and maturities of portfolio securities; sales and redemptions of shares of beneficial interest; and changes in operating expenses are all examples of items that can increase or decrease the Fund's performance.

BROKERAGE ALLOCATION

Decisions concerning the purchase and sale of portfolio securities of the Fund and the allocation of brokerage commissions are made by the Adviser and officers of the Fund pursuant to recommendations made by its investment committee of the Adviser, which consists of officers and Trustees of the Adviser who are interested persons of the Fund. Orders for purchases and sales of securities are placed in a manner which, in the opinion of the Adviser, will offer the best price and market for the execution of each transaction. Purchases from underwriters of portfolio securities may include a commission or commissions paid by the issuer and transactions with dealers serving as market makers reflect a "spread." Debt securities are generally traded on a net basis through dealers acting for their own account as principals and not as brokers; no brokerage commissions are payable on such transactions.

The Fund's primary policy is to execute all purchases and sales of portfolio instruments at the most favorable prices consistent with best execution, considering all of the costs of the transaction including brokerage commissions. This policy governs the selection of brokers and dealers and the market in which a transaction is executed. Consistent with the foregoing primary policy, the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and other policies that the Trustees may determine, the Adviser may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.

In the U.S. and in some other countries, debt securities are traded principally in the over-the-counter market on a net basis through dealers acting for their own account and not as brokers. In other countries, both debt and equity securities are traded on exchanges at fixed commission rates. Commissions on foreign transactions are generally higher than the negotiated commission rates available in the U.S. There is generally less government supervision and regulation of foreign stock exchanges and broker-dealers than in the U.S.


To the extent consistent with the foregoing, the Fund will be governed in the selection of brokers and dealers, and the negotiation of brokerage commission rates and dealer spreads, by the reliability and quality of the services, including primarily the availability and value of research information and to a lesser extent statistical assistance furnished to the Adviser of the Fund, and their value and expected contribution to the performance of the Fund. It is not possible to place a dollar value on information and services to be received from brokers and dealers, since it is only supplementary to the research efforts of the Adviser. The receipt of research information is not expected to reduce significantly the expenses of the Adviser. The research information and statistical assistance furnished by brokers and dealers may benefit the Life Company or other advisory clients of the Adviser, and conversely, brokerage commissions and spreads paid by other advisory clients of the Adviser may result in research information and statistical assistance beneficial to the Fund. The Fund will make no commitments to allocate portfolio transactions upon any prescribed basis. While the Advisers will be primarily responsible for the allocation of the Fund's brokerage business, their policies and practices in this regard must be consistent with the foregoing and will at all times be subject to review by the Trustees. For the fiscal years ended August 31, 1996, 1995 and 1994, the Fund paid negotiated brokerage commissions of $246,980, $1,135,806 and $373,133, respectively. For the period from September 1, 1996 to December 31, 1996, the fund paid negotiated brokerage commissions of $238,830.

As permitted by Section 28(e) of the Securities Exchange Act of 1934, the Fund may pay to a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. This practice is subject to a good faith determination by the Trustees that the price is reasonable in light of the services provided and to policies that the Trustees may adopt from time to time. During the period from September 1, 1996 to December 31, 1996, the Fund pay $100,520 commissions as compensation to any brokers for research services such as industry, economic and company reviews and evaluations of securities.

The Adviser's indirect parent, the Life Company, is the indirect sole shareholder of John Hancock Distributors, Inc. ("Distributors" or "Affiliated Brokers"). Pursuant to procedures determined by the Trustees and consistent with the above policy of obtaining best net results, the Fund may execute portfolio transactions with or through Affiliated Brokers. During the year ended December 31, 1996, the Fund did not execute any portfolio transactions with then affiliated brokers.


Any of the Affiliated Brokers may act as broker for the Fund on exchange transactions, subject, however, to the general policy of the Fund set forth above and the procedures adopted by the Trustees pursuant to the 1940 Act. Commissions paid to an Affiliated Broker must be at least as favorable as those which the Trustees believe to be contemporaneously charged by other brokers in connection with comparable transactions involving similar securities being purchased or sold. A transaction would not be placed with an Affiliated Broker if the Fund would have to pay a commission rate less favorable than the Affiliated Broker's contemporaneous charges for comparable transactions for its other most favored, but unaffiliated, customers, except for accounts for which the Affiliated Broker acts as a clearing broker for another brokerage firm, and any customers of the Affiliated Broker not comparable to the Fund as determined by a majority of the Trustees who are not interested persons (as defined in the 1940 Act) of the Fund, the Adviser or the Affiliated Brokers. Because the Adviser, which is affiliated with the Affiliated Brokers, has, as an investment adviser to the Fund, the obligation to provide investment management services, which includes elements of research and related investment skills, such research and related skills will not be used by the Affiliated Brokers as a basis for negotiating commissions at a rate higher than that determined in accordance with the above criteria.

Other investment advisory clients advised by the Adviser may also invest in the same securities and the Fund. When these clients buy or sell the same securities at substantially the same time, the Adviser may average the transaction as to price and allocate the amount of available investments in a manner which the Adviser believes to be equitable to each client, including the Fund. In some instances, this investment procedure may adversely affect the price paid or received by the Fund or the size of the position obtainable for it. On the other hand, to the extent permitted by law, the adviser may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other clients managed by it in order to obtain best execution.

TRANSFER AGENT SERVICES


John Hancock Signature Services, Inc., 1 John Hancock Way, Suite 1000, Boston, MA 02217-1000, a wholly owned indirect subsidiary of the Life Company, is the transfer and dividend paying agent for the Fund. The Fund pays an annual fee of $19.00 for each Class A shareholder and $21.50 for each Class B shareholder plus certain out-of-pocket expenses. These expenses are aggregated and charged to the Fund and allocated to each class on the basis of their relative net asset values.


CUSTODY OF PORTFOLIO

Portfolio securities of the Fund are held pursuant to a custodian agreement between the Fund and Investors Bank & Trust Company ("IBT"), 89 South Street, Boston, Massachusetts 02111. Under the custodian agreement, IBT performs custody, portfolio and fund accounting services.

INDEPENDENT AUDITORS

Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts 02116, has been selected as the independent auditors of the Fund. The financial statements of the Fund included in the Prospectus and this Statement of Additional Information have been audited by Ernst & Young LLP for the periods indicated in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                   APPENDIX A

                           Description of Bond Ratings

The ratings of Moody's Investors Service, Inc. and Standard & Poor's Ratings Group represent their opinions as to the quality of various debt instruments they undertake to rate. It should be emphasized that ratings are not absolute standards of quality. Consequently, debt instruments with the same maturity, coupon and rating may have different yields while debt instruments of the same maturity and coupon with different ratings may have the same yield.

                         MOODY'S INVESTORS SERVICE, INC.

Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A: Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment at some time in the future.

Baa: Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds which are rated B generally lack the characteristics of desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds which are rated Ca represented obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

                         STANDARD & POOR'S RATINGS GROUP

AAA: Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

AA: Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

A: Debt rated A has a strong capacity to pay interest and repay principal, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB: Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB, B: Debt rated BB, and B is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

CCC: Debt rated 'CCC' has a currently identifiable vulnerability to default, and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The 'CCC' rating category is also used for debt subordinated to senior debt that is assigned an actual or implied 'B' or 'B-' rating.

CC: The rating 'CC' is typically applied to debt subordinated to senior debt that is assigned an actual or implied 'CCC' rating.

                               John Hancock Funds


                Supplement to Statement of Additional Information


The "INITIAL SALES CHARGE ON CLASS A SHARES" section is supplemented under the heading "Without Sales Charge" by adding:

     o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

The "INITIAL SALES CHARGE ON CLASS A AND CLASS B SHARES" section is supplemented under the heading "Without Sales Charge" by adding:

     o For retirement plans participating in Merrill Lynch's servicing programs, Class A shares are not available at net asset value for Plans with less than $3 million or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. Class B shares are available. See your Merrill Lynch financial consultant for further information.

The "DEFERRED SALES CHARGE ON CLASS B SHARES" section is supplemented under the heading "Waiver of Contingent Deferred Sales Charge" by adding:

     o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

The "DEFERRED SALES CHARGE ON CLASS B SHARES" section is supplemented under the heading "For Retirement Accounts" by adding:

     o For retirement plans participating in Merrill Lynch's servicing programs that are investing in Class B shares, shares will convert to Class A shares after eight years, (5 years for Short-Term Strategic Income Fund, Intermediate Maturity Fund and Limited-Term Government
          Fund) or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).

The "ADDITIONAL SERVICES AND PROGRAMS" section is supplemented as follows:

          Retirement plans  participating in Merrill Lynch's servicing programs:
          ---------------------------------------------------------------------

          Class A shares are available at net asset value for plans with $3 million in plan assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. If the plan does not meet either of these limits, Class A shares are not available.

          For participating retirement plans investing in Class B shares, shares will convert to Class A shares after eight years, or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).



6/1/97
MF2SS 6/97

                           JOHN HANCOCK UTILITIES FUND

                           Class A and Class B Shares
                       Statement of Additional Information


                                   May 1, 1997

This Statement of Additional Information provides information about John Hancock Utilities Fund (the "Fund"), in addition to the information that is contained in the combined Growth and Income Funds' Prospectus dated May 1, 1997 (the "Prospectus"). The Fund is a diversified series of John Hancock Capital Series (the "Trust").


This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or telephoning:


                      John Hancock Signature Services, Inc.
                         1 John Hancock Way, Suite 1000
                              Boston, MA 02217-1000
                                 1-800-225-5291

                                TABLE OF CONTENTS

                                                                           Page

Organization of the Fund...............................................      2
Investment Objective and Policies......................................      2
Investment Restrictions................................................     15
Those Responsible for Management.......................................     18
Investment Advisory and Other Services.................................     27
Distribution Contracts.................................................     29
Net Asset Value........................................................     31
Initial Sales Charge on Class A Shares.................................     32
Deferred Sales Charge on Class B Shares................................     35
Special Redemptions....................................................     39
Additional Services and Programs.......................................     39
Description of the Fund's Shares.......................................     41
Tax Status.............................................................     42
Calculation of Performance ............................................     47
Brokerage Allocation...................................................     49
Transfer Agent Services................................................     51
Custody of Portfolio...................................................     52
Independent Auditors...................................................     52
Appendix A - Description of Bond Ratings...............................    A-1
Financial Statements...................................................    F-1

ORGANIZATION OF THE FUND


The Fund is a series of the Trust, an open-end investment management company organized as a Massachusetts business trust in 1984 under the laws of The Commonwealth of Massachusetts. The Fund was established in 1994.


John Hancock Advisers, Inc. (the "Adviser") is the Fund's investment adviser. The Adviser is an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (the "Life Company"), a Massachusetts life insurance company chartered in 1862 with national headquarters at John Hancock Place, Boston, Massachusetts.

INVESTMENT OBJECTIVE AND POLICIES


The following information supplements the discussion of the Fund's investment objective and policies discussed in the Prospectus.

The investment objectives of the Fund are to seek current income, and to the extent consistent with that objective, growth of income and long-term capital growth. The Fund will seek to achieve its objectives by investing primarily in equity securities of companies in the public utilities industries. There is no assurance that the Fund will achieve its investment objective.

Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities of companies in the public utilities industries. These companies include those engaged in the generation, transmission, sale or distribution of electric energy; the distribution, purification and treatment of water; the provision of waste management and the treatment of other sanitary services; the production, transmission or distribution of natural gas and other types of energy; the provision of pollution control or abatement services; and telephone, telegraph, satellite, microwave and other communication services (but not including companies in the public broadcasting or cable television industries). A particular company is in one or more public utilities industries if, at the time of investment, the Adviser determines that at least 50% of the company's assets, revenues or profits are derived from these industries. The Fund may invest in debt and equity securities of issuers in other industries if the Adviser believes that those investments will help the Fund.


The Fund's emphasis on securities of public utilities makes the Fund more susceptible to adverse conditions affecting those industries than a fund that does not have its assets concentrated similarly. Public utilities are subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs; governmental regulation of rates charged to customers; costs associated with environmental, nuclear safety and other regulations; service interruption due to environmental, operational or other mishaps; the effects of economic slowdowns; surplus capacity; increased competition from other providers of utility services; uncertainties concerning the availability of fuel at reasonable prices; the effects of energy conservation policies and other factors. Public utilities may also be subject to regulation by various governmental authorities and may be affected by the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards. Prices charged by public utilities are generally regulated in the U.S. with the intention of protecting the public while ensuring that public utilities' rate of return allows them to attract enough capital to grow and provide appropriate services. There can be no assurance that these pricing policies or rates of return will continue in the future. The nature of the regulation of public utilities is evolving. Changes in regulation increasingly allow public utilities to provide services and products outside their traditional geographic areas and lines of business, offering new sources of revenue but also creating new areas of competition within their industries. The emergence of competition may result in certain companies being forced to defend their core businesses, which may cause them to be less profitable. Generally, the dividend yield of public utilities' equity securities has been above the stock market average. Consequently, their market price tends to be more influenced by changes in prevailing interest rates than does the price of other issuers' securities.


Government Securities. Certain U.S. Government securities, including U.S. Treasury bills, notes and bonds, and Government National Mortgage Association certificates ("Ginnie Maes"), are supported by the full faith and credit of the United States. Certain other U.S. Government securities, issued or guaranteed by Federal agencies or government sponsored enterprises, are not supported by the full faith and credit of the United States, but may be supported by the right of the issuer to borrow from the U.S. Treasury. These securities include obligations of the Federal Home Loan Mortgage Corporation ("Freddie Macs"), and obligations supported by the credit of the instrumentality, such as Federal National Mortgage Association Bonds ("Fannie Maes"). No assurance can be given that the U.S. Government will provide financial support to such Federal agencies, authorities, instrumentalities and government sponsored enterprises in the future.

Ginnie Maes, Freddie Macs and Fannie Maes are mortgage-backed securities which provide monthly payments which are, in effect, a "pass-through" of the monthly interest and principal payments (including any prepayments) made the by individual borrowers on the pooled mortgage loans. Collateralized mortgage obligations ("CMOs") in which the Fund may invest are securities issued by a U.S. Government instrumentality that are collateralized by a portfolio of mortgages or mortgage-backed securities. Mortgage-backed securities may be less effective than traditional debt obligations of similar maturity at maintaining yields during periods of declining interest rates.

Ratings as Investment Criteria. In general, the ratings of Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Group ("S&P") represent the opinions of these agencies as to the quality of the securities which they rate. It should be emphasized, however, that such ratings are relative and subjective and are not absolute standards of quality. These ratings will be used by the Fund as initial criteria for the selection of portfolio securities. Among the factors which will be considered are the long-term ability of the issuer to pay principal and interest and general economic trends. Appendix A contains further information concerning the ratings of Moody's and S&P and their significance.

Investments in Fixed Income Securities. The Fund may invest up to 25% of its total assets in fixed income securities, consisting of U.S. Government securities and corporate debt securities, including convertible securities, rated at least BBB by S&P or at least Baa by Moody's or, if unrated, determined to be of comparable quality by the Adviser. The market value of fixed income securities varies inversely with changes in the prevailing levels of interest rates. The market value of convertible securities, while influenced by the prevailing level of interest rates, is also affected by the changing value of the equity securities into which they are convertible. The Fund may purchase debt securities with stated maturities of up to thirty years. Debt securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken the issuer's capacity to pay interest and repay principal. If the rating of a fixed income security is reduced below Baa or BBB, the Adviser will sell it when it is appropriate, consistent with the Fund's investment objectives and policies.

Investments in Foreign Securities. The Fund may invest up to 25% of its total assets in the securities of foreign issuers, including securities in the form of sponsored or unsponsored American Depository Receipts (ADRs), European Depository Receipts (EDRs) or other securities convertible into securities of foreign issuers. ADRs are receipts typically issued by an American bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs are receipts issued in Europe which evidence a similar ownership arrangement. Issuers of unsponsored ADRs are not contractually obligated to disclose material information, including financial information, in the United States. Generally, ADRs are designed for use in the United States securities markets and EDRs are designed for use in European securities markets.

Foreign Currency Transactions. The foreign currency transactions of the Fund may be conducted on a spot (i.e., cash) basis at the spot rate for purchasing or selling currency prevailing in the foreign exchange market. The Fund may enter into forward foreign currency contracts involving currencies of the different countries in which it will invest as a hedge against possible variations in the foreign exchange rate between these currencies. Forward contracts are agreements to purchase or sell a specified currency at a specified future date and price set at the time of the contract. Transaction hedging is the purchase or sale of forward foreign currency contracts with respect to specific receivable or payables of the Fund accruing in connection with the purchase and sale of its portfolio securities quoted or denominated in the same or related foreign currencies. Portfolio hedging is the use of forward foreign currency contracts to offset portfolio security positions denominated or quoted in the same or related foreign currencies. The Fund will not enter into a forward contract with a term greater than one year or a commit more than 25% of the value of its total assets to these contracts. The Fund's dealings in forward foreign currency contracts will be limited to hedging either specific transactions or portfolio positions. The Fund will not attempt to hedge all of its foreign portfolio positions. The Fund will not engage in speculative foreign currency transactions..

If the Fund enters into a forward contract to purchase foreign currency, its custodian bank will segregate cash or liquid securities, of any type or maturity, in a separate account of the Fund in an amount necessary to complete the forward contract. These assets will be marked to market daily and if the value of the assets in a separate account declines, additional cash or liquid assets will be added so that the value of the account will equal to the amount of the Fund's commitment in forward contracts.

Hedging against a decline in the value of currency does not eliminate fluctuations in the prices of portfolio securities or prevent losses if the prices of such securities decline. These transactions also preclude the opportunity for gain if the value of the hedged currency rises. Moreover, it may not be possible for the Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates.

The cost to the Fund of engaging in foreign currency transactions varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Since transactions in foreign currency are usually conducted on a principal basis, no fees or commissions are involved.

Risks of Foreign Securities. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers.

Because foreign securities may be denominated in currencies other than the U.S. dollar, changes in foreign currency exchange rates will affect the Fund's net asset value, the value of dividends and interest earned, gains and losses realized on the sale of securities, and any net investment income and gains that the Fund distributes to shareholders. Securities transactions undertaken in some foreign markets may not be settled promptly, so that the Fund's investments on foreign exchanges may be less liquid and subject to the risk of fluctuating currency exchange rates pending settlement.

Foreign securities will be purchased in the best available market, whether through over-the-counter markets or exchanges located in the countries where principal offices of the issuers are located. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges, although the Fund will endeavor to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the Fund, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

The dividends, in some cases, capital gains, and interest payable on certain of the Fund's foreign portfolio securities, may be subject to foreign withholding or other foreign taxes, thus reducing the net amount of income or gains available for distribution to the Fund's shareholders.

Repurchase Agreements. In a repurchase agreement the Fund buys a security for a relatively short period (usually not more than 7 days) subject to the obligation to sell it back to the issuer at a fixed time and price plus accrued interest. The Fund will enter into repurchase agreements only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities. The Adviser will continuously monitor the creditworthiness of the parties with whom the Fund enters into repurchase agreements.

The Fund has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Fund's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, the Fund could experience delays in liquidating the underlying securities and could experience losses, including the possible decline in the value of the underlying securities during the period while the Fund seeks to enforce its rights thereto, possible subnormal levels of income and lack of access to income during this period and the expense of enforcing its rights.

Reverse Repurchase Agreements. The Fund may also enter into reverse repurchase agreements which involve the sale of U.S. Government securities held in its portfolio to a bank with an agreement that the Fund will buy back the securities at a fixed future date at a fixed price plus an agreed amount of "interest" which may be reflected in the repurchase price. Reverse repurchase agreements are considered to be borrowings by the Fund. Reverse repurchase agreements involve the risk that the market value of securities purchased by the Fund with proceeds of the transaction may decline below the repurchase price of the securities sold by the Fund which it is obligated to repurchase. The Fund will also continue to be subject to the risk of a decline in the market value of the securities sold under the agreements because it will reacquire those securities upon effecting their repurchase. To minimize various risks associated with reverse repurchase agreements, the Fund will establish and maintain with the Fund's custodian a separate account consisting of liquid securities, of any type or maturity, in an amount at least equal to the repurchase prices of the securities (plus accrued interest thereon) under such agreements. In addition, the Fund will not enter into reverse repurchase agreements or borrow money, except from banks as a temporary measure for extraordinary or emergency purposes in amounts not to exceed 33 1/3% of the Fund's total assets (including the amount borrowed) taken at market value. The Fund will enter into reverse repurchase agreements only with federally insured banks or savings and loan associations which are approved in advance as being creditworthy by the Trustees. Under procedures established by the Trustees, the Adviser will monitor the creditworthiness of the banks involved.

Restricted Securities. The Fund may purchase securities that are not registered ("restricted securities") under the Securities Act of 1933 ("1933 Act"), including commercial paper used in reliance on Section 4(2) of the 1933 Act and securities offered and sold to "qualified institutional buyers" under Rule 144A under the 1933 Act. The Fund will not invest more than 15% of its net assets in illiquid investments. If the Trustees determine, based upon a continuing review of the trading markets for specific Section 4(2) paper or Rule 144A securities, that they are liquid, they will not be subject to the 15% limit on illiquid investments. The Trustees may adopt guidelines and delegate to the Adviser the daily function of determining the monitoring and liquidity of restricted securities. The Trustees, however, will retain sufficient oversight and be ultimately responsible for the determinations. The Trustees will carefully monitor the Fund's investments in these securities, focusing on such important factors, among others, as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in the Fund if qualified institutional buyers become for a time uninterested in purchasing these restricted securities.

Options on Securities, Securities Indices and Currency. The Fund may purchase and write (sell) call and put options on any securities in which it may invest, on any securities index based on securities in which it may invest or on any currency in which Fund investments may be denominated. These options may be listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. The Fund may write covered put and call options and purchase put and call options to enhance total return, as a substitute for the purchase or sale of securities or currency, or to protect against declines in the value of portfolio securities and against increases in the cost of securities to be acquired.

Writing Covered Options. A call option on securities or currency written by the Fund obligates the Fund to sell specified securities or currency to the holder of the option at a specified price if the option is exercised at any time before the expiration date. A put option on securities or currency written by the Fund obligates the Fund to purchase specified securities or currency from the option holder at a specified price if the option is exercised at any time before the expiration date. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash settlement payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security. Writing covered call options may deprive the Fund of the opportunity to profit from an increase in the market price of the securities or foreign currency assets in its portfolio. Writing covered put options may deprive the Fund of the opportunity to profit from a decrease in the market price of the securities or foreign currency assets to be acquired for its portfolio.

All call and put options written by the Fund are covered. A written call option or put option may be covered by (i) maintaining cash or liquid securities, either of which may be quoted or denominated in any currency, in a segregated account maintained by the Fund's custodian with a value at least equal to the

Fund's obligation under the option, (ii) entering into an offsetting forward commitment and/or (iii) purchasing an offsetting option or any other option which, by virtue of its exercise price or otherwise, reduces the Fund's net exposure on its written option position. A written call option on securities is typically covered by maintaining the securities that are subject to the option in a segregated account. The Fund may cover call options on a securities index by owning securities whose price changes are expected to be similar to those of the underlying index.

The Fund may terminate its obligations under an exchange traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as "closing purchase transactions."

Purchasing Options. The Fund would normally purchase call options in anticipation of an increase, or put options in anticipation of a decrease ("protective puts"), in the market value of securities or currencies of the type in which it may invest. The Fund may also sell call and put options to close out its purchased options.

The purchase of a call option would entitle the Fund, in return for the premium paid, to purchase specified securities or currency at a specified price during the option period. The Fund would ordinarily realize a gain on the purchase of a call option if, during the option period, the value of such securities or currency exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the call option.

The purchase of a put option would entitle the Fund, in exchange for the premium paid, to sell specified securities or currency at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of the Fund's portfolio securities or the currencies in which they are denominated. Put options may also be purchased by the Fund for the purpose of affirmatively benefiting from a decline in the price of securities or currencies which it does not own. The Fund would ordinarily realize a gain if, during the option period, the value of the underlying securities or currency decreased below the exercise price sufficiently to cover the premium and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of put options may be offset by countervailing changes in the value of the Fund's portfolio securities.

The Fund's options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the Fund may write or purchase may be affected by options written or purchased by other investment advisory clients of the Adviser. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

Risks Associated with Options Transactions. There is no assurance that a liquid secondary market on a domestic or foreign options exchange will exist for any particular exchange-traded option or at any particular time. If the Fund is unable to effect a closing purchase transaction with respect to covered options it has written, the Fund will not be able to sell the underlying securities or currencies or dispose of assets held in a segregated account until the options expire or are exercised. Similarly, if the Fund is unable to effect a closing sale transaction with respect to options it has purchased, it would have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities or currencies.

Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options;
(ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

The Fund's ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. The Adviser will determine the liquidity of each over-the-counter option in accordance with guidelines adopted by the Trustees.

The writing and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the Adviser's ability to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

Futures Contracts and Options on Futures Contracts. To seek to increase total return or hedge against changes in interest rates, securities prices, or currency exchange rates, the Fund may purchase and sell various kinds of futures contracts, and purchase and write call and put options on these futures contracts. The Fund may also enter into closing purchase and sale transactions with respect to any of these contracts and options. The futures contracts may be based on various securities (such as U.S. Government securities), securities indices, foreign currencies and any other financial instruments and indices. All futures contracts entered into by the Fund are traded on U.S. or foreign exchanges or boards of trade that are licensed, regulated or approved by the Commodity Futures Trading Commission ("CFTC").

Futures Contracts. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments or currencies for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities or currency will usually be liquidated in this manner, the Fund may instead make, or take, delivery of the underlying securities or currency whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures contracts are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

Hedging and Other Strategies. Hedging is an attempt to establish with more certainty than would otherwise be possible the effective price or rate of return on portfolio securities or securities that the Fund proposes to acquire or the exchange rate of currencies in which portfolio securities are denominated. When interest rates are rising or securities prices are falling, the Fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When interest rates are falling or securities prices are rising, the Fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases. The Fund may seek to offset anticipated changes in the value of a currency in which its portfolio securities, or securities it intends to purchase, are quoted or denominated by purchasing and selling futures contracts on such currencies.

The Fund may, for example, take a "short" position in the futures market by selling futures contracts in an attempt to hedge against an anticipated rise in interest rates or a decline in market prices or foreign currency rates that would adversely affect the dollar value of the Fund's portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by the Fund or securities with characteristics similar to those of the Fund's portfolio securities. Similarly, the Fund may sell futures contracts on any currencies in which its portfolio securities are quoted or denominated or in one currency to hedge against fluctuations in the value of securities denominated in a different currency if there is an established historical pattern or correlation between the two currencies.

If, in the opinion of the Adviser, there is a sufficient degree of correlation between price trends for the Fund's portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the Fund may also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in the Fund's portfolio may be more or less volatile than prices of such futures contracts, the Adviser will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any differential by having the Fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting the Fund's portfolio securities.

When a short hedging position is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of the Fund's portfolio securities would be substantially offset by a decline in the value of the futures position.

On other occasions, the Fund may take a "long" position by purchasing futures contracts. This would be done, for example, when the Fund anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices or currency exchange rates then available in the applicable market to be less favorable than prices that are currently available. The Fund may also purchase futures contracts as a substitute for transactions in securities or foreign currency, to alter the investment characteristics of or currency exposure associated with portfolio securities or to gain or increase its exposure to a particular securities market or currency.

Options on Futures Contracts. The Fund may purchase and write options on futures for the same purposes as its transactions in futures contracts. The purchase of put and call options on futures contracts will give the Fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, the Fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of the Fund's assets. By writing a call option, the Fund becomes obligated, in exchange for the premium (upon exercise of the option) to sell a futures contract if the option is exercised, which may have a value higher than the exercise price. Conversely, the writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that the Fund intends to purchase. However, the Fund becomes obligated (upon exercise of the option) to purchase a futures contract if the option is exercised, which may have a value lower than the exercise price. The loss incurred by the Fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option of the same series. There is no guarantee that such closing transactions can be effected. The Fund's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

Other Considerations. The Fund will engage in futures and related options transactions either for bona fide hedging purposes or to seek to increase total return as permitted by the CFTC. To the extent that the Fund is using futures and related options for hedging purposes, futures contracts will be sold to protect against a decline in the price of securities (or the currency in which they are quoted or denominated) that the Fund owns or futures contracts will be purchased to protect the Fund against an increase in the price of securities (or the currency in which they are quoted or denominated) it intends to purchase. The Fund will determine that the price fluctuations in the futures contracts and options on futures used for hedging purposes are substantially related to price fluctuations in securities held by the Fund or securities or instruments which it expects to purchase. As evidence of its hedging intent, the Fund expects that on 75% or more of the occasions on which it takes a long futures or option position (involving the purchase of futures contracts), the Fund will have purchased, or will be in the process of purchasing, equivalent amounts of related securities (or assets denominated in the related currency) in the cash market at the time when the futures or option position is closed out. However, in particular cases, when it is economically advantageous for the Fund to do so, a long futures position may be terminated or an option may expire without the corresponding purchase of securities or other assets.

To the extent that the Fund engages in nonhedging transactions in futures contracts and options on futures, the aggregate initial margin and premiums required to establish these nonhedging positions will not exceed 5% of the net asset value of the Fund's portfolio, after taking into account unrealized profits and losses on any such positions and excluding the amount by which such options were in-the-money at the time of purchase. The Fund will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), for maintaining its qualification as a regulated investment company for federal income tax purposes.

Transactions in futures contracts and options on futures involve brokerage costs, require margin deposits and, in the case of contracts and options obligating the Fund to purchase securities or currencies, require the Fund to establish with the custodian a segregated account consisting of cash or liquid securities in an amount equal to the underlying value of such contracts and options.

While transactions in futures contracts and options on futures may reduce certain risks, these transactions themselves entail certain other risks. For example, unanticipated changes in interest rates, securities prices or currency exchange rates may result in a poorer overall performance for the Fund than if it had not entered into any futures contracts or options transactions.

Perfect correlation between the Fund's futures positions and portfolio positions will be impossible to achieve. There are no futures contracts based upon individual securities, except certain U.S. Government securities. The only futures contracts available to hedge the Fund's portfolio are various futures on U.S. Government securities, securities indices and foreign currencies. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and the Fund may be exposed to risk of loss. In addition, it is not possible to hedge fully or protect against currency fluctuations affecting the value of securities denominated in foreign currencies because the value of such securities is likely to fluctuate as a result of independent factors not related to currency fluctuations.

Some futures contracts or options on futures may become illiquid under adverse market conditions. In addition, during periods of market volatility, a commodity exchange may suspend or limit trading in a futures contract or related option, which may make the instrument temporarily illiquid and difficult to price. Commodity exchanges may also establish daily limits on the amount that the price of a futures contract or related option can vary from the previous day's settlement price. Once the daily limit is reached, no trades may be made that day at a price beyond the limit. This may prevent the Fund from closing out positions and limiting its losses.

Lending of Securities. The Fund may lend portfolio securities to brokers, dealers, and financial institutions if the loan is collateralized by cash or U.S. Government securities according to applicable regulatory requirements. The Fund may reinvest any cash collateral in short-term securities and money market funds. When the Fund lends portfolio securities, there is a risk that the borrower may fail to return the securities involved in the transaction. As a result, the Fund may incur a loss or, in the event of the borrower's bankruptcy, the Fund may be delayed in or prevented from liquidating the collateral. It is a fundamental policy of the Fund not to lend portfolio securities having a total value exceeding 33 1/3% of its total assets.

Rights and Warrants. The Fund may purchase warrants and rights which are securities permitting, but not obligating, their holder to purchase the underlying securities at a predetermined price, subject tot he Fund's Investment Restrictions. Generally, warrants and stock purchase rights do not carry with them the right to receive dividends or exercise voting rights with respect to the underlying securities, and they do not represent any rights in the assets of the issuer. As a result, an investment in warrants and rights may be considered to entail greater investment risk than certain other types of investments. In addition, the value of warrants and rights does not necessarily change with the value of the underlying securities, and they cease to have value if they are not exercised on or prior to their expiration date. Investment in warrants and rights increases the potential profit of loss to be realized from the investment of a given amount of the Fund's assets as compared with investing the same amount in the underlying stock.

Short Sales. The Fund may engage in short sales "against the box". In a short sale against the box, the Fund agrees to sell at a future date a security that it either contemporaneously owns or has the right to acquire at no extra cost. If the price of the security has declined at the time the Fund is required to deliver the security, the Fund will benefit from the difference in the price. If the price of the security has increased, the Fund will be required to pay the difference.

Forward Commitments and When-Issued Securities. The Fund may purchase securities on a when-issued or forward commitment basis. "When-issued" refers to securities whose terms are available and for which a market exists, but which have not yet been issued. The Fund will engage in when-issued transactions with respect to securities purchased for its portfolio in order to obtain what is considered to be an advantageous price and yield at the time of the transaction. In a forward commitment transaction, the Fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time. No payment is made with respect to a when-issued or forward commitment transaction until delivery is due, often a month or more after the purchase. In a forward commitment transaction, the Fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time.

When the Fund engages in a when-issued or forward commitment transaction, it relies on the seller to consummate the transaction. The failure of the issuer or seller to consummate the transaction may result in the Fund's losing the opportunity to obtain a price and yield considered to be advantageous. The purchase of securities on a when-issued or forward commitment basis also involves a risk of loss if the value of the security to be purchased declines prior to the settlement date.

On the date the Fund enters into an agreement to purchase securities on a when-issued or forward commitment basis, the Fund will segregate in a separate account cash or liquid securities, of any type or maturity, equal in value to the Fund's commitments. These assets will be valued daily at market, and additional cash or liquid securities will be segregated in a separate account to the extent that the total value of the assets in the account declines below the amount of the Fund's commitments for when-issued or forward commitment transactions. Alternatively, the Fund may enter into offsetting contracts for the forward sale of other securities that it owns.


Temporary Defensive Investments. If the Adviser believes that the Fund should temporarily assume a defensive investment posture due to unfavorable investment conditions, the Fund may hold cash or invest all or part of its assets in short-term investment grade instruments. These short-term instruments consist of: corporate commercial paper and other short-term commercial obligations; obligations (including certificates of deposit, time deposits, demand deposits and bankers' acceptances) of banks; obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities; and repurchase agreements.


Short-Term Trading and Portfolio Turnover. Short-term trading means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time. The Fund may engage in short-term trading in response to stock market conditions, changes in interest rates or other economic trends and developments, or to take advantage of yield disparities between various fixed income securities in order to realize capital gains or improve income. Short term trading may have the effect of increasing portfolio turnover rate. A high rate of portfolio turnover (100% or greater) involves correspondingly greater brokerage expenses and may make it more difficult for a fund to qualify as a regulated investment company for federal income tax purposes. The Fund's portfolio turnover rate is set forth in the table under the caption "Financial Highlights" in the Prospectus.


INVESTMENT RESTRICTIONS


Fundamental Investment Restrictions. The following investment restrictions will not be changed without approval of a majority of the Fund's outstanding voting securities which, as used in the Prospectus and this Statement of Additional Information, means approval by the lesser of (1) the holders of 67% or more of the Fund's shares represented at a meeting if more than 50% of the Fund's outstanding shares are present in person or by proxy at that meeting or (2) more than 50% of the Fund's outstanding shares.


The Fund may not:

(1) Purchase or sell real estate or any interest therein, except that the Fund may invest in securities of corporate entities secured by real estate or marketable interests therein or issued by companies that invest in real estate or interests therein and may hold and sell real estate acquired by the Fund as the result of ownership of securities.

(2) Make loans, except that the Fund (1) may lend portfolio securities in accordance with the Fund's investment policies up to 33 1/3% of the Fund's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of an issue of publicly distributed debt securities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities.

(3) Invest in commodities or in commodity contracts or in puts, calls, or combinations of both except options on securities, securities indices, currency and other financial instruments, futures contracts on securities, securities indices, currency and other financial instruments, options on such futures contracts, forward commitments, forward foreign currency exchange contracts, interest rate or currency swaps, securities index put or call warrants and repurchase agreements entered into in accordance with the Fund's investment policies.

(4) With respect to 75% of the Fund's total assets, purchase securities of an issuer (other than the U.S. Government, its agencies or instrumentalities), if (i) such purchase would cause more than 5% of the Fund's total assets taken at market value to be invested in the securities of such issuer, or (ii) such purchase would at the time result in more than 10% of the outstanding voting securities of such issuer being held by the Fund.

(5) Act as an underwriter, except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed to be an underwriter for purposes of the Securities Act of 1933.

(6) Borrow money, except from banks as a temporary measure for extraordinary or emergency purposes in amounts not to exceed 33 1/3% of the Fund's total assets (including the amount borrowed) taken at market value.

(7) Pledge, mortgage or hypothecate its assets, except to secure indebtedness permitted by paragraph (6) above and then only if such pledging, mortgaging or hypothecating does not exceed 33 1/3% of the Fund's total assets taken at market value.

(8) Issue senior securities, except as permitted by paragraph (6) above. For purposes of this restriction, the issuance of shares of beneficial interest in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments, forward foreign currency exchange contracts, interest rate or currency swaps, securities index warrants and repurchase agreements entered into in accordance with the Fund's investment policy, and the pledge, mortgage or hypothecation of the Fund's assets within the meaning of paragraph (7) above are not deemed to be senior securities.

(9) Purchase any securities which would cause more than 25% of the market value of the Fund's total assets at the time of such purchase to be invested in the securities of one or more issuers having their principal business activities in the same industry, provided that there is no limitation with respect to investments in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities; provided that, notwithstanding the foregoing, the Fund will invest more than 25% of its total assets in securities of companies that are engaged in one or more of the public utilities industries, as more fully set forth in the Prospectus.

In connection with the lending of portfolio securities under item (2) above, such loans must at all times be fully collateralized and the Fund's custodian must take possession of the collateral either physically or in book entry form. Securities used as collateral must be marked to market daily.


Non-fundamental   Investment   Restrictions.   The  following  restrictions  are
designated as non-fundamental and may be changed by the Trustees without shareholder approval.


The Fund may not:

(a) purchase securities on margin or make short sales, except margin deposits in connection with options, futures and other arbitrage transactions, or unless by virtue of its ownership of other securities, the Fund has the right to obtain securities equivalent in kind and amount to the securities sold and, if the right is conditional, the sale is made upon the same conditions, except that a Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities and in connection with transactions involving forward foreign currency exchange contracts.

(b) purchase securities of any issuer which, together with any predecessor, has a record of less than three years' continuous operation prior to the purchase if such purchase would cause the Fund's investment in all such issuers to exceed 5% of the value of the Fund's total assets.

(c) invest for the purpose of exercising control over the management of any company.


(d) purchase a security if, as a result, (i) more than 10% of the Fund's total assets would be invested in the securities of other investment companies, (ii) the Fund would hold more than 3% of the total outstanding voting securities of any one investment company, or (iii) more than 5% of the Fund's total assets would be invested in the securities of any one investment company. These limitations do not apply to (a) the investment of cash collateral, received by the Fund in connection with lending the Fund's portfolio securities, in the securities of open-end investment companies or (b) the purchase of shares of any investment company in connection with a merger, consolidation, reorganization or purchase of substantially all of the assets of another investment company. Subject to the above percentage limitations, the Fund may, in connection with the John Hancock Group of Funds Deferred Compensation Plan for Independent Trustees/Directors, purchase securities of other investment companies within the John Hancock Group of Funds.


(e) knowingly purchase or retain securities of an issuer if one or more of the Trustees or officers of the Trust or directors or officers of the Adviser or any investment management subsidiary of the Adviser individually owns beneficially more than 0.5%, and together own beneficially more than 5%, of the securities of such issuer.

(f) invest in interests in oil, gas or other mineral exploration or development programs; provided, however, that this restriction shall not prohibit the acquisition of securities of companies engaged in the production or transmission of oil, gas or other minerals.

(g) purchase warrants if as a result (i) more than 5% of the Fund's net assets, valued at the lower of cost or market value, would be invested in warrants or (ii) more than 2% of its net assets would be invested in warrants, valued as aforesaid, which are not traded on the New York Stock Exchange or American Stock Exchange; provided that for these purposes, warrants are to be valued at the lesser of cost or market, but warrants acquired in units or attached to securities will be deemed to be without value.

(h) purchase any security, including any repurchase agreement maturing in more than seven days, which is not readily marketable, if more than 15% of the net assets of the Fund, taken at market value, would be invested in such securities.

(i) participate on a joint or joint-and-several basis in any securities trading account. The "bunching" of orders for the sale or purchase of marketable portfolio securities with other accounts under the management of the Adviser to save commissions or to average prices among them is not deemed to result in a joint securities trading account.

(j) invest more than 15% of its net assets in restricted securities, excluding restricted securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

(k)      purchase interests in real estate limited partnerships.

(l) purchase securities while outstanding borrowings exceed 5% of the Fund's total assets.

In order to permit the sale of shares of the Fund in certain states, the Trustees may, in their sole discretion, adopt restrictions or investment policies more restrictive than those described above. Should the Trustees determine that any such more restrictive policy is no longer in the best interests of the Fund and its shareholders, the Fund may cease offering shares in the state involved and the Trustees may revoke such restrictive policy. Moreover, if the states involved shall no longer require any such restrictive policy, the Trustees may, at their sole discretion, revoke such policy.

If a percentage restriction on investment or utilization of assets as set forth above is adhered to at the time an investment is made, a later change in percentage resulting from changes in the values of the Fund's assets will not be considered a violation of the restriction.

THOSE RESPONSIBLE FOR MANAGEMENT

The business of the Fund is managed by the Trustees of the Trust, who elect officers who are responsible for the day-to-day operations of the Fund and who execute policies formulated by the Trustees. Several of the officers and Trustees of the Trust are also Officers and Directors of the Adviser or Officers and Directors of the Fund's principal distributor, John Hancock Funds, Inc. ("John Hancock Funds").


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Edward J. Boudreau, Jr. *               Trustee, Chairman and Chief            Chairman and Chief Executive
101 Huntington Avenue                   Executive Officer (1, 2)               Officer, the Adviser and The
Boston, MA  02199                                                              Berkeley Financial Group ("Berkeley
October 1944                                                                   Group"); Chairman, NM Capital
                                                                               Management, Inc. ("NM Capital") and
                                                                               John Hancock Advisers International
                                                                               Limited ("Advisers International");
                                                                               Chairman, Chief Executive Officer
                                                                               and President, John Hancock Funds,
                                                                               Inc. ("John Hancock Funds"), First
                                                                               Signature Bank and Trust Company
                                                                               and Sovereign Asset Management
                                                                               Corporation ("SAMCorp."); Director,
                                                                               John Hancock Insurance Agency, Inc.
                                                                               ("Insurance Agency, Inc."), John
                                                                               Hancock Capital Corporation and New
                                                                               England/Canada Business Council;
                                                                               Member, Investment Company
                                                                               Institute Board of Governors;
                                                                               Director, Asia Strategic Growth
                                                                               Fund, Inc.; Trustee, Museum of
                                                                               Science; Vice Chairman and
                                                                               President, the Adviser (until July
                                                                               1992); Chairman, John Hancock
                                                                               Distributors, Inc. (until April
                                                                               1994); Director, John Hancock
                                                                               Freedom Securities Corporation
                                                                               (until September 1996); Director,
                                                                               John Hancock Signature Services,
                                                                               Inc. ("Signature Services") (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.




                                       19

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Dennis S. Aronowitz                     Trustee (3)                            Professor of Law, Emeritus, Boston
Boston University                                                              University School of Law; Trustee,
Boston, Massachusetts                                                          Brookline Savings Bank.
June 1931

Richard P. Chapman, Jr.                 Trustee (1, 3)                         President, Brookline Savings Bank;
160 Washington Street                                                          Director, Federal Home Loan Bank of
Brookline, MA  02147                                                           Boston (lending); Director, Lumber
February 1935                                                                  Insurance Companies (fire and
                                                                               casualty insurance); Trustee,
                                                                               Northeastern University (education);
                                                                               Director, Depositors Insurance Fund,
                                                                               Inc. (insurance).

William J. Cosgrove                     Trustee (3)                            Vice President, Senior Banker and
20 Buttonwood Place                                                            Senior Credit Officer, Citibank,
Saddle River, NJ  07458                                                        N.A. (retired September 1991);
January 1933                                                                   Executive Vice President, Citadel
                                                                               Group Representatives, Inc.; EVP
                                                                               Resource Evaluation, Inc.
                                                                               (consulting) (until October 1993);
                                                                               Trustee, the Hudson City Savings
                                                                               Bank (since 1995).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.







                                       20

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Douglas M. Costle                       Trustee (1, 3)                         Director, Chairman of the Board and
RR2 Box 480                                                                    Distinguished Senior Fellow,
Woodstock, VT  05091                                                           Institute for Sustainable
July 1939                                                                      Communities, Montpelier, Vermont
                                                                               (since 1991); Dean Vermont Law
                                                                               School (until 1991); Director, Air
                                                                               and Water Technologies Corporation
                                                                               (environmental services and
                                                                               equipment), Niagara Mohawk Power
                                                                               Company (electric services) and
                                                                               Mitretek Systems (governmental
                                                                               consulting services).

Leland O. Erdahl                        Trustee (3)                            Director, Santa Fe Ingredients
8046 Mackenzie Court                                                           Company of California, Inc. and
Las Vegas, NV  89129                                                           Santa Fe Ingredients Company, Inc.
December 1928                                                                  (private food processing companies),
                                                                               Uranium Resources, Inc.; President,
                                                                               Stolar, Inc. (1987-1991); President,
                                                                               Albuquerque Uranium Corporation
                                                                               (1985-1992); Director,
                                                                               Freeport-McMoRan Copper & Gold
                                                                               Company, Inc., Hecla Mining Company,
                                                                               Canyon Resources Corporation and
                                                                               Original Sixteen to One Mines, Inc.
                                                                               (1984-1987 and 1991-1995)
                                                                               (management consultant).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.





                                       21

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Richard A. Farrell                      Trustee(3)                             President of Farrell, Healer & Co.,
Venture Capital Partners                                                       (venture capital management firm)
160 Federal Street                                                             (since 1980);  Prior to 1980, headed
23rd Floor                                                                     the venture capital group at Bank of
Boston, MA  02110                                                              Boston Corporation.
November 1932

Gail D. Fosler                          Trustee (3)                            Vice President and Chief Economist,
4104 Woodbine Street                                                           The Conference Board (non-profit
Chevy Chase, MD  20815                                                         economic and business research);
December 1947                                                                  Director, Unisys Corp.; and H.B.
                                                                               Fuller Company.

William F. Glavin                       Trustee (3)                            President, Babson College; Vice
Babson College                                                                 Chairman, Xerox Corporation (until
Horn Library                                                                   June 1989); Director, Caldor Inc.,
Babson Park, MA 02157                                                          Reebok, Ltd. (since 1994) and Inco
March 1931                                                                     Ltd.

Anne C. Hodsdon *                       Trustee and President (1,2)            President, Chief Operating Officer
101 Huntington Avenue                                                          and Director, the Adviser; Director,
Boston, MA  02199                                                              The Berkeley Group, John Hancock
April 1953                                                                     Funds; Director, Advisers
                                                                               International; Executive Vice
                                                                               President, the Adviser (until
                                                                               December 1994); Senior Vice
                                                                               President, the Adviser (until
                                                                               December 1993); Director, Signature
                                                                               Services (until January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.




                                       22

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Dr. John A. Moore                       Trustee (3)                            President and Chief Executive
Institute for Evaluating Health Risks                                          Officer, Institute for Evaluating
1629 K Street NW                                                               Health Risks, (nonprofit
Suite 402                                                                      institution) (since September 1989).
Washington, DC  20006-1602
February 1939

Patti McGill Peterson                   Trustee (3)                            Cornell Institute of Public Affairs,
Cornell University                                                             Cornell University (since August
Institute of Public Affairs                                                    1996); President Emeritus of Wells
364 Upson Hall                                                                 College and St. Lawrence University;
Ithica, NY  14853                                                              Director, Niagara Mohawk Power
May 1943                                                                       Corporation (electric utility) and
                                                                               Security Mutual Life (insurance).

John W. Pratt                           Trustee (3)                            Professor of Business Administration
2 Gray Gardens East                                                            at Harvard University Graduate
Cambridge, MA  02138                                                           School of Business Administration
September 1931                                                                 (since 1961).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.








                                       23

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Richard S. Scipione *                   Trustee (1)                            General Counsel, John Hancock Life
John Hancock Place                                                             Company; Director, the Adviser,
P.O. Box 111                                                                   Advisers International, John Hancock
Boston, MA  02117                                                              Funds, John Hancock Distributors,
August 1937                                                                    Inc., Insurance Agency, Inc., John
                                                                               Hancock Subsidiaries, Inc.,
                                                                               SAMCorp. and NM Capital; Trustee,
                                                                               The Berkeley Group; Director, JH
                                                                               Networking Insurance Agency, Inc.;
                                                                               Director, John Hancock Property and
                                                                               Casualty Insurance and its
                                                                               affiliates (until November 1993);
                                                                               Director, Signature Services (until
                                                                               January 1997).

Edward J. Spellman, CPA                 Trustee (3)                            Partner, KPMG Peat Marwick LLP
259C Commercial Bld.                                                           (retired June 1990).
Lauderdale, FL  33308
November 1932

Robert G. Freedman                      Vice Chairman and Chief Investment     Vice Chairman and Chief Investment
101 Huntington Avenue                   Officer (2)                            Officer, the Adviser; Director, the
Boston, MA  02199                                                              Adviser, Advisers International,
July 1938                                                                      John Hancock Funds, SAMCorp.,
                                                                               Insurance Agency, Inc.,
                                                                               Southeastern Thrift & Bank Fund and
                                                                               NM Capital; Senior Vice President,
                                                                               The Berkeley Group; President, the
                                                                               Adviser (until December 1994);
                                                                               Director, Signature Services (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.




                                       24

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

James B. Little                         Senior Vice President and Chief        Senior Vice President, the Adviser,
101 Huntington Avenue                   Financial Officer                      The Berkeley Group, John Hancock
Boston, MA  02199                                                              Funds.
February 1935

John A. Morin                           Vice President                         Vice President and Secretary, the
101 Huntington Avenue                                                          Adviser, The Berkeley Group,
Boston, MA  02199                                                              Signature Services and John Hancock
July 1950                                                                      Funds; Secretary, SAMCorp.,
                                                                               Insurance Agency, Inc. and NM
                                                                               Capital; Counsel, John Hancock
                                                                               Mutual Life Insurance Company (until
                                                                               January 1996).

Susan S. Newton                         Vice President and Secretary           Vice President, the Adviser; John
101 Huntington Avenue                                                          Hancock Funds, Signature Services
Boston, MA  02199                                                              and The Berkeley Group; Vice
March 1950                                                                     President, John Hancock
                                                                               Distributors, Inc. (until 1994).

James J. Stokowski                      Vice President and Treasurer           Vice President, the Adviser.
101 Huntington Avenue
Boston, MA  02199
November 1946


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.


All of the officers listed are officers or employees of the Adviser or affiliated companies. Some of the Trustees and officers may also be officers and/or directors and/or Trustees of one or more of the other funds for which the Adviser serves as investment adviser.

As of March 28, 1997, the officers and Trustees of the Trust as a group beneficially owned less than 1% of the outstanding shares of each class of the Fund. As of that date, the following shareholders beneficially owned 5% of or more of the of the outstanding shares of the Fund listed below:

                                                  Number of Shares     Percentage of Total
Name and Address of                               of Beneficial        Outstanding Shares of
Shareholders                   Class of Shares    Interest Owned       the Class of the Fund
------------                   ---------------    --------------       ---------------------
IBT&Co.                              A                149,928                  5.78%
c/o Isabella Bank and Trust
Attn Trust Department-City
 P.O. Box 100
Mt. Pleasant MI 46804-0100

The following table provides information regarding the compensation paid by the Fund and the other investment companies in the John Hancock Fund Complex to the Independent Trustees for their services. Messrs. Boudreau, Scipione and Ms. Hodsdon, each a non-Independent Trustee, and each of the officers of the Fund are interested persons of the Adviser, are compensated by the Adviser and receive no compensation from the Fund for their services.

                                                         Total Compensation From All
                              Aggregate Compensation     Funds in John Hancock Fund
Independent Trustees          From the Fund(*)           Complex to Trustees(**)
--------------------          ----------------           -----------------------
Dennis S. Aronowitz                $ 35                          $ 72,450
Richard P. Chapman, Jr. +          $ 42                          $ 75,200
William J. Cosgrove +              $ 35                          $ 72,450
Douglas M. Costle                  $ 42                          $ 75,350
Leland O. Erdahl                   $ 35                          $ 72,350
Richard A. Farrell                 $ 42                          $ 75,350
Gail D. Fosler                     $ 35                          $ 68,450
William F. Glavin +                $ 40                          $ 72,250
Bayard Henry***                    $ --                          $ 23,700
Dr. John A. Moore                  $ 35                          $ 68,350
Patti McGill Peterson              $ 35                          $ 72,100
John W. Pratt                      $ 35                          $ 72,350
Edward J. Spellman                 $ 42                          $ 73,950
                                   ----                          --------
TOTALS                             $448                          $894,300

* Compensation made for the seven months from June 1, 1996 to December 31, 1996.

** The total compensation paid by the John Hancock Fund Complex to the Independent Trustees is as of calendar year ended December 31, 1996. As of this date, there were sixty-seven funds in the John Hancock Fund Complex of which each of these independent trustees served on thirty-five of the funds.

*** Mr. Henry retired from his position as a Trustee effective April 26, 1996.


+ As of December 31, 1996, the value of the aggregate accrued deferred compensation amount from all funds in the John Hancock Fund Complex for Mr. Chapman was $63,164, for Mr. Cosgrove was $131,317, and for Mr. Glavin was $109,059 under the John Hancock Deferred Compensation Plan for Independent Trustees.


INVESTMENT ADVISORY AND OTHER SERVICES


The Adviser, located at 101 Huntington Avenue, Boston, Massachusetts 02199-7603, was organized in 1968 and presently has more than $20 billion in assets under management in its capacity as investment adviser to the Fund and the other mutual funds and publicly traded investment companies in the John Hancock group of funds having a combined total of over 1,080,000 shareholders. The Adviser is an affiliate of the Life Company, one of the most recognized and respected financial institutions in the nation. With total assets under management of $80 billion, the Life Company is one of the ten largest life insurance companies in the United States, and carries high ratings from Standard & Poor's and A.M. Best's. Founded in 1862, the Life Company has been serving clients for over 130 years.

The Fund has entered into an investment management contract with the Adviser (the "Advisory Agreement") which was approved by the Fund's shareholders. As manager and investment adviser, the Adviser will: (a) furnish continuously an investment program for the Fund and determine, subject to the overall supervision and review of the Trustees, which investments should be purchased, held, sold or exchanged, and (b) provide supervision over all aspects of the Fund's operations except those which are delegated to a custodian, transfer agent or other agent.

The Fund bears all costs of its organization and operation,  including  expenses
of  preparing,   printing  and  mailing  all  shareholders'  reports,   notices,
prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to shareholders their account statements; taxes; expenses of redeeming shares; brokerage and other expenses connected with the execution of portfolio securities transactions; expenses pursuant to the Fund's plan of distribution; fees and expenses of custodians including those for keeping books and accounts and calculating the net asset value of shares; fees and expenses of transfer agents and dividend disbursing agents; legal, accounting, financial, management, tax and auditing fees and expenses of the Fund (including an allocable portion of the cost of the Adviser's employees rendering such services to the Fund; the compensation and expenses of Trustees who are not otherwise affiliated with the Trust, the Adviser or any of their affiliates; expenses of Trustees' and shareholders' meetings; trade association memberships; insurance premiums; and any extraordinary expenses.

As compensation for its services under the Advisory Agreement, the Fund pays the Adviser monthly a fee based on a stated percentage of the average of the daily net assets of the Fund as follows:

           Net Asset Value                              Annual Rate
           ---------------                              -----------

          First $250,000,000                               0.70%
       Amount over $250,000,000                            0.65%

From time to time, the Adviser may reduce its fee or make other arrangements to limit the Fund's expenses to a specified percentage of average daily net assets. The Adviser retains the right to reimpose a fee and recover any other payments to the extent that, at the end of any fiscal year, the Fund's annual expenses fall below this limit.

Securities held by the Fund may also be held by other funds or investment advisory clients for which the Adviser or its affiliates provide investment advice. Because of different investment objectives or other factors, a particular security may be bought for one or more funds or clients when one or more other funds or clients are selling the same security. If opportunities for purchase or sale of securities by the Adviser for the Fund or for other funds or clients for which the Adviser renders investment advice arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds or clients in a manner deemed equitable to all of them. To the extent that transactions on behalf of more than one client of the Adviser or its affiliates may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

Pursuant to its investment management contract, the Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which its contract relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard of the obligations and duties under the contract.

Under the investment management contract, the Fund may use the name "John Hancock" or any name derived from or similar to it only for so long as the contract or any extension, renewal or amendment thereof remains in effect. If the contract is no longer in effect, the Fund (to the extent that it lawfully can) will cease to use such a name or any other name indicating that it is advised by or otherwise connected with the Adviser. In addition, the Adviser or the Life Company may grant the nonexclusive right to use the name "John Hancock" or any similar name to any other corporation or entity, including but not limited to any investment company of which the Life Company or any subsidiary or affiliate thereof or any successor to the business of any subsidiary or affiliate thereof shall be the investment adviser.

The continuation of the Advisory Agreement was approved by all Trustees. The Advisory Agreement, and the Distribution Agreement discussed below, will continue in effect from year to year, provided that its continuance is approved annually both (i) by the holders of a majority of the outstanding voting securities of the Trust or by the Trustees, and (ii) by a majority of the Trustees who are not parties to the Agreement or "interested persons" of any such parties. Both agreements may be terminated on 60 days written notice by any party or by a vote of a majority of the outstanding voting securities of the Fund and will terminate automatically if it is assigned. For the fiscal years ended May 31, 1996, 1995 and 1994, the Adviser's investment management fees, before the Adviser's voluntary expense reduction, amounted to $492,174, $233,229 and $1,439, respectively. After expense reductions by the Adviser, the Adviser's management fee for the fiscal years ended May 31, 1996 ,1995 and 1994 amounted to $189,529, $13,482 and $0, respectively. For the period from June 1, 1996 to December 31, 1996, the Adviser's investment management fee before the voluntary expense reduction amounted to $298,083 and after the expense reductions by the Adviser amounted to $104,565.

Accounting and Legal Services Agreement. The Trust, on behalf of the Fund, is a party to an Accounting and Legal Services Agreement with the Adviser. Pursuant to this agreement, the Adviser provides the Fund with certain tax, accounting and legal services. For the period from June 1, 1996 to December 31, 1996, the Fund paid the Adviser $7,984 for services under this agreement.

In order to avoid conflicts with portfolio trades for the Fund, the Adviser and the Fund have adopted extensive restrictions on personal securities trading by personnel of the Adviser and its affiliates. Some of these restrictions are: pre-clearance for all personal trades and a ban on the purchase of initial public offerings, as well as contributions to specified charities of profits on securities held for less than 91 days. These restrictions are a continuation of the basic principle that the interests of the Fund and its shareholders come first.


DISTRIBUTION CONTRACTS


The Fund has a Distribution Agreement with John Hancock Funds. Under the agreement John Hancock Funds is obligated to use its best efforts to sell shares of each class of the Fund. Shares of the Fund are also sold by selected broker-dealers (the "Selling Brokers") which have entered into selling agency agreements with John Hancock Funds. John Hancock Funds accepts orders for the purchase of the shares of the Fund which are continually offered at net asset value next determined, plus any applicable sales charge, if any. In connection with the sale of Class A or Class B shares, John Hancock Funds and Selling Brokers receive compensation from a sales charge imposed, in the case of Class A shares, at the time of sale or, in the case of Class B shares, on a deferred basis. John Hancock Funds may pay extra compensation to financial services firms selling large amounts of fund shares. This compensation would be calculated as a percentage of fund shares sold by the firm. The sales charges are discussed further in the Prospectus.

The Fund's Trustees adopted Distribution Plans with respect to Class A and Class B shares (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the Plans, the Fund will pay distribution and service fees at an aggregate annual rate of up to 0.30% and 1.00%, respectively, of the Fund's average daily net assets attributable to shares of that class. However, the service fee will not exceed 0.25% of the Fund's average daily net assets attributable to each class of shares. The distribution fees will be used to reimburse John Hancock Funds for their distribution expenses, including but not limited to: (i) initial and ongoing sales compensation to Selling Brokers and others (including affiliates of John Hancock Funds) engaged in the sale of Fund shares; (ii) marketing, promotional and overhead expenses incurred in connection with the distribution of Fund shares; and (iii) with respect to Class B shares only, interest expenses on unreimbursed distribution expenses. The service fees will be used compensate Selling Brokers and others for providing personal and account maintenance services to shareholders. In the event John Hancock Funds is not fully reimbursed for payments or expenses they incur under the Class A Plan, these expenses will not be carried beyond twelve months from the date they were incurred. Unreimbursed expenses under the Class B Plan will be carried forward together with interest on the balance of these unreimbursed expenses. The Fund does not treat unreimbursed expenses under the Class B Plan as a liability of the Fund because the Trustees may terminate the Class B Plan at any time. For the fiscal year ended December 31, 1996, an aggregate of $2,350,903 of distribution expenses or 4.73% of the average net assets of the Fund's Class B shares was not reimbursed or recovered by John Hancock Funds through the receipt of deferred sales charges or Rule 12b-1 fees in prior periods.

The Plans were approved by a majority of the voting securities of the Fund. The Plans and all amendments were approved by the Trustees, including a majority of the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plans (the "Independent Trustees"), by votes cast in person at meetings called for the purpose of voting on such Plans.

Pursuant to the Plans, at least quarterly, John Hancock Funds provides the Fund with a written report of the amounts expended under the Plans and the purpose for which these expenditures were made. The Trustees review these reports on a quarterly basis to determine their continued appropriateness.

The Plans provide that they will continue in effect only so long as their continuance is approved at least annually by a majority of both the Trustees and the Independent Trustees. The Plans provide that they may be terminated without penalty (a) by vote of a majority of the Independent Trustees, (b) by vote of a majority of the Fund's outstanding shares of the applicable class upon 60 days' written notice to John Hancock Funds and (c) automatically in the event of assignment. The Plans further provide that they may not be amended to increase the maximum amount of the fees for the services described therein without the approval of a majority of the outstanding shares of the class of the Fund which has voting rights with respect to the Plan. Each Plan provides that no material amendment to the Plans will be effective unless it is approved by a vote of a majority vote of the Trustees and the Independent Trustees of the Fund. The holders of Class A shares and Class B shares have exclusive voting rights with respect to the Plan applicable to their respective class of shares. In adopting the Plans, the Trustees concluded that, in their judgment, there is a reasonable likelihood that each Plan will benefit the holders of the applicable class of shares of the Fund.

Amounts paid to John Hancock Funds by any class of shares of the Fund will not be used to pay the expenses incurred with respect to any other class of shares of the Fund; provided, however, that expenses attributable to the Fund as a whole will be allocated, to the extent permitted by law, according to a formula based upon gross sales dollars and/or average daily net assets of each such class, as may be approved from time to time by vote of a majority of the Trustees. From time to time, the Fund may participate in joint distribution activities with other Funds and the costs of those activities will be borne by each Fund in proportion to the relative net asset value of the participating Funds.

During the period from June 1, 1996 to December 31, 1996, the Fund paid John Hancock Funds the following amounts of expenses in connection with their services for the Fund:

                                                            Expense Items

                                         Printing and                           Expenses of    Interest
                                         Mailing of          Compensa-          John           Carrying or
                                         Prospectus to New   tion to Selling    Hancock        Other Finance
                      Advertising        Shareholders        Brokers            Funds          Charges
                      -----------        ------------        -------            -----          -------
Class A Shares         $ 8,089              $ 2,258            $17,368          $12,614          $  --
Class B Shares         $25,441              $10,269            $89,039          $45,656          $120,998

NET ASSET VALUE

For purposes of calculating the net asset value ("NAV") of the Fund's shares, the following procedures are utilized wherever applicable.

Debt securities are valued on the basis of valuations furnished by a principal market maker or a pricing service, both of which generally utilize electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities without exclusive reliance upon quoted prices.

Equity securities traded on a principal exchange or NASDAQ National Market Issues are generally valued at last sale price on the day of valuation. Securities in the aforementioned category for which no sales are reported and other securities traded over-the-counter are generally valued at the last available bid price.

Short-term debt investments which have a remaining maturity of 60 days or less are generally valued at amortized cost which approximates market value. If market quotations are not readily available or if in the opinion of the Adviser any quotation or price is not representative of true market value, the fair value of the security may be determined in good faith in accordance with procedures approved by the Trustees.


Foreign securities are valued on the basis of quotations from the primary market in which they are traded. Any assets or liabilities expressed in terms of foreign currencies are translated into U.S. dollars by the custodian bank based on London currency exchange quotations as of 5:00 p.m., London time (12:00 noon, New York time) on the date of any determination of a Fund's NAV. If quotations are not readily available or the value has been materially affected by events occurring after the closing of a foreign market, assets are valued by a method that the Trustees believe accurately reflects fair value.

The NAV for each fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern
Time) by dividing a class's net assets by the number of its shares outstanding. On any day an international market is closed and the New York Stock Exchange is open, any foreign securities will be valued at the prior day's close with the current day's exchange rate. Trading of foreign securities may take place on Saturdays and U.S. business holidays on which the Fund's NAV is not calculated. Consequently, the Fund's portfolio securities may trade and the NAV of the Fund's redeemable securities may be significantly affected on days when a shareholder has no access to the Fund.

INITIAL SALES CHARGE ON CLASS A SHARES

Shares of the Fund are offered at a price equal to their net asset value plus a sales charge which, at the option of the purchaser, may be imposed either at the time of purchase (the "initial sales charge alternative") or on a contingent deferred basis (the "deferred sales charge alternative"). Share certificates will not be issued unless requested by the shareholder in writing, and then they will only be issued for full shares. The Trustees reserve the right to change or waive a Fund's minimum investment requirements and to reject any order to purchase shares (including purchase by exchange) when in the judgment of the Adviser such rejection is in the Fund's best interest.


The sales charges applicable to purchases of Class A shares of the Fund are described in the Prospectus. Methods of obtaining reduced sales charges referred to generally in the Prospectus are described in detail below. In calculating the sales charge applicable to current purchases of Class A shares of the Fund, the investor is entitled to cumulate current purchases with the greater of the current value (at offering price) of the Class A shares of the Fund owned by the investor, or if John Hancock Signature Services, Inc. ("Signature Services") is notified by the investor's dealer or the investor at the time of the purchase, the cost of the Class A shares owned.


Without Sales Charge. Class A shares may be offered without a front-end sales charge or CDSC to various individuals and institutions as follows:


o Any state, county or any instrumentality, department, authority, or agency of these entities that is prohibited by applicable investment laws from paying a sales charge or commission when it purchases shares of any registered investment management company.*

o A bank, trust company, credit union, savings institution or other depository institution, its trust departments or common trust funds if it is purchasing $1 million or more for non-discretionary customers or accounts.*

o A Trustee or officer of the Trust; a Director or officer of the Adviser and its affiliates or Selling Brokers, employees or sales representatives of any of the foregoing; retired officers, employees or Directors of any of the foregoing; a member of the immediate family
         (spouse, children, grandchildren, mother, father, sister, brother, mother-in-law, father-in-law) of any of the foregoing; or any fund, pension, profit sharing or other benefit plan of the individuals described above.

o A broker, dealer, financial planner, consultant or registered investment advisor that has entered into an agreement with John Hancock Funds providing specifically for the use of Fund shares in fee-based investment products or services made available to their clients.

o A former participant in an employee benefit plan with John Hancock funds, when he or she withdraws from his or her plan and transfers any or all of his or her plan distributions directly to the Fund.


o        A member of an approved affinity group financial services plan.*


o A member of a class action lawsuit against insurance companies who is investing settlement proceeds.

o Existing full service clients of the Life Company who were group annuity contract holders as of September 1, 1994, and participant directed defined contribution plans with at least 100 eligible employees at the inception of the Fund account, may purchase Class A shares with no initial sales charge. However, if the shares are redeemed within 12 months after the end of the calendar year in which the purchase was made, a CDSC will be imposed at the following rate:


         Amount Invested                                  CDSC Rate
         ---------------                                  ---------

         $1 to $4,999,999                                   1.00%
         Next $5 million to $9,999,999                      0.50%
         Amounts of $10 million and over                    0.25%


Class A shares  may  also be  purchased  without  an  initial  sales  charge  in
connection  with  certain  liquidation,   merger  or  acquisition   transactions
involving other investment companies or personal holding companies.


*For investments made under these provisions, John Hancock Funds may make a payment out of its own resources to the Selling Broker in an amount not to exceed 0.25% of the amount invested.

Combination Privilege. In calculating the sales charge applicable to purchases of Class A shares made at one time, the purchases will be combined to reduce sales charges if made by (a) an individual, his or her spouse and their children under the age of 21, purchasing securities for his or their own account, (b) a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account and (c) groups which qualify for the Group Investment Program (see below). Further information about combined purchases, including certain restrictions on combined group purchases, is available from Signature Services or a Selling Broker's representative.

Accumulation Privilege. Investors (including investors combining purchases) who are already Class A shareholders may also obtain the benefit of the reduced sales charge by taking into account not only the amount then being invested but also the purchase price or current value of the Class A shares of all John

Hancock funds which carry a sales charge already held by such person. Class A shares of John Hancock money market funds will only be eligible for the accumulation privilege if the investor has previously paid a sales charge on the amount of those shares.

Group Investment Program. Under the Combination and Accumulation Privileges, all members of a group may combine their individual purchases of Class A shares to potentially qualify for breakpoints in the sales charge schedule. This feature is provided to any group which (1) has been in existence for more than six months, (2) has a legitimate purpose other than the purchase of mutual fund shares at a discount for its members, (3) utilizes salary deduction or similar group methods of payment, and (4) agrees to allow sales materials of the fund in its mailings to members at a reduced or no cost to John Hancock Funds.

Letter of Intention. Reduced sales charges are also applicable to investments made pursuant to a Letter of Intention (the "LOI"), which should be read carefully prior to its execution by an investor. The Fund offers two options regarding the specified period for making investments under the LOI. All investors have the option of making their investments over a specified period of thirteen (13) months. Investors who are using the Fund as a funding medium for a qualified retirement plan, however, may opt to make the necessary investments called for by the LOI over a forty-eight (48) month period. These qualified retirement plans include IRA, SEP, SARSEP, 401(k), 403(b) (including TSAs) and
Section 457 plans. Such an investment (including accumulations and combinations) must aggregate $50,000 or more invested during the specified period from the date of the LOI or from a date within ninety (90) days prior thereto, upon written request to Signature Services. The sales charge applicable to all amounts invested under the LOI is computed as if the aggregate amount intended to be invested had been invested immediately. If such aggregate amount is not actually invested, the difference in the sales charge actually paid and the sales charge payable had the LOI not been in effect is due from the investor. However, for the purchases actually made within the specified period (either 13 or 48 months) the sales charge applicable will not be higher than that which would have applied (including accumulations and combinations) had the LOI been for the amount actually invested.

The LOI authorizes Signature Services to hold in escrow sufficient Class A shares (approximately 5% of the aggregate) to make up any difference in sales charges on the amount intended to be invested and the amount actually invested, until such investment is completed within the specified period, at which time the Class A escrow shares will be released. If the total investment specified in the LOI is not completed, the shares held in escrow may be redeemed and the proceeds used as required to pay such sales charge as may be due. By signing the LOI, the investor authorizes Signature Services to act as his attorney-in-fact to redeem any escrowed Class A shares and adjust the sales charge, if necessary. A LOI does not constitute a binding commitment by an investor to purchase, or by the Fund to sell, any additional Class A shares and may be terminated at any time.

DEFERRED SALES CHARGE ON CLASS B SHARES


Investments in Class B shares are purchased at net asset value per share without the imposition of an initial sales charge so the Fund will receive the full amount of the purchase payment.

Contingent Deferred Sales Charge. Class B shares which are redeemed within six years of purchase will be subject to a contingent deferred sales charge ("CDSC") at the rates set forth in the Prospectus as a percentage of the dollar amount subject to the CDSC. The charge will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class B shares being redeemed. No CDSC will be imposed on increases in account value above the initial purchase prices, including Class B shares derived from reinvestment of dividends or capital gains distributions. No CDSC will be imposed on shares derived from reinvestment of dividends or capital gains distributions.


Class B shares are not available to full-service defined contribution plans administered by Signature Services or the Life Company that had more than 100 eligible employees at the inception of the Fund account.

The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchases of shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.


In determining whether a CDSC applies to a redemption, the calculation will be determined in a manner that results in the lowest possible rate being charged. It will be assumed that your redemption comes first from shares you have held beyond the six- year CDSC redemption period or those you acquired through dividend and capital gain reinvestment, and next from the shares you have held the longest during the six-year period. For this purpose, the amount of any increase in a share's value above its initial purchase price is not regarded as a share exempt from CDSC. Thus, when a share that has appreciated in value is redeemed during the CDSC period, a CDSC is assessed only on its initial purchase price. However, you cannot redeem appreciation value only in order to avoid a CDSC.


When requesting a redemption for a specific dollar amount, please indicate if you require the proceeds to equal the dollar amount requested. If not indicated, only the specified dollar amount will be redeemed from your account, and the proceeds will be less any applicable CDSC.

Example:

You have purchased 100 shares at $10 per share. The second year after your purchase, your investment's net asset value per share has increased by $2 to $12, and you have gained 10 additional shares through dividend reinvestment. If you redeem 50 shares at this time, your CDSC will be calculated as follows:

*        Proceeds of 50 shares redeemed at $12 per share                   $600
*        Minus proceeds of 10 shares not subject to CDSC (dividend         -120
         reinvestment)
*        Minus appreciation on remaining shares (40 shares X $2)            -80
                                                                           ----
*        Amount subject to CDSC                                            $400


Proceeds from the CDSC are paid to John Hancock Funds and are used in whole or in part by John Hancock Funds to defray its expenses related to providing distribution-related services to the Fund in connection with the sale of the Class B shares, such as the payment of compensation to select Selling Brokers for selling Class B shares. The combination of the CDSC and the distribution and service fees facilitates the ability of the Fund to sell the Class B shares without a sales charge being deducted at the time of the purchase.


Waiver of Contingent Deferred Sales Charge. The CDSC will be waived on redemptions of Class B shares and of Class A shares that are subject to CDSC, unless indicated otherwise, in the circumstances defined below:

For all account types:

* Redemptions made pursuant to the Fund's right to liquidate your account if you own shares worth less than $1,000.

* Redemptions made under certain liquidation, merger or acquisition transactions involving other investment companies or personal holding companies.

*        Redemptions due to death or disability.

* Redemptions made under the Reinstatement Privilege, as described in "Sales Charge Reductions and Waives" of the Prospectus.


* Redemptions of Class B shares made under a periodic withdrawal plan, as long as your annual redemptions do not exceed 12% of your account value, including reinvested dividends, at the time you established your periodic withdrawal plan and 12% of the value of subsequent investments (less redemptions) in that account at the time you notify Signature Services. (Please note that this waiver does not apply to periodic withdrawal plan redemptions of Class A shares that are subject to a
         CDSC).

For Retirement Accounts (such as IRA, Rollover IRA, TSA, 457, 403(b), 401(k), Money Purchase Pension Plan, Profit-Sharing Plan and other qualified plans as described in the Internal Revenue Code) unless otherwise noted.


* Redemptions made to effect mandatory or life expectancy distributions under the Internal Revenue Code.

*        Returns of excess contributions made to these plans.

* Redemptions made to effect distributions to participants or beneficiaries from employer sponsored retirement plans under Section 401(a) of the Code (such as 401(k), Money Purchase Pension Plan, Profit Sharing Plan).

* Redemption from certain IRA and retirement plans that purchased shares prior to October 1, 1992 and certain IRA accounts that purchased shares prior to May 15, 1995.

Please see matrix for reference.


CDSC Waiver Matrix For Class B Funds.

-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Type of              401(a) Plan        403(b)              457                IRA, IRA           Non-
Distribution         (401(k), MPP,                                             Rollover           retirement
                     PSP)
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Death or             Waived             Waived              Waived             Waived             Waived
Disability
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Over 70 1/2          Waived             Waived              Waived             Waived for         12% of account
                                                                               mandatory          value annually in
                                                                               distributions or   periodic payments
                                                                               12% of account
                                                                               value annually
                                                                               in periodic
                                                                               payments
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Between 59 1/2       Waived             Waived              Waived             Waived for Life    12% of account
and 70 1/2                                                                     Expectancy or      value annually in
                                                                               12% of account     periodic payments
                                                                               value annually
                                                                               in periodic
                                                                               payments
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Under 59 1/2         Waived             Waived for          Waived for         Waived for         12% of account
                                        annuity payments    annuity payments   annuity payments   value annually in
                                        (72t) or 12% of     (72t) or 12% of    (72t) or 12% of    periodic payments
                                        account value       account value      account value
                                        annually in         annually in        annually in
                                        periodic payments   periodic payments  periodic payments
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Loans                Waived             Waived              N/A                N/A                N/A
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Termination of       Not Waived         Not Waived          Not Waived         Not Waived         N/A
Plan
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Hardships            Waived             Waived              Waived             N/A                N/A
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Return of            Waived             Waived              Waived             Waived             N/A
Excess
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------


If you qualify for a CDSC waiver under one of these situations, you must notify Signature Services at the time you make your redemption. The waiver will be granted once Signature Services has confirmed that you are entitled to the waiver.

SPECIAL REDEMPTIONS


Although it would not normally do so, the Fund has the right to pay the redemption price of shares of the Fund in whole or in part in portfolio securities as prescribed by the Trustees. When the shareholder sells portfolio securities received in this fashion, the shareholder will incur a brokerage charge. Any such securities would be valued for the purposes of making such payment at the same value as used in determining net asset value. The Fund has, however, elected to be governed by Rule 18f-1 under the Investment Company Act. Under that rule, the Fund must redeem its shares for cash except to the extent that the redemption payments to any shareholder during any 90-day period would exceed the lesser of $250,000 or 1% of the Fund's net asset value at the beginning of such period.


ADDITIONAL SERVICES AND PROGRAMS


Exchange Privilege. The Fund permits exchanges of shares of any class of a fund for shares of the same class in any other John Hancock fund offering that class.

Exchanges between funds with shares that are not subject to a CDSC are based on their respective net asset values. No sales charge or transaction charge is imposed. Shares of the Fund which are subject to a CDSC may be exchanged into shares of any of the other John Hancock funds that are subject to a CDSC without incurring the CDSC; however, the shares acquired in an exchange will be subject to the CDSC schedule of the shares acquired if and when such shares are redeemed (except that shares exchanged into John Hancock Short-Term Strategic Income Fund, John Hancock Intermediate Maturity Government Fund and John Hancock Limited-Term Government Fund will retain the exchanged fund's CDSC schedule). For purposes of computing the CDSC payable upon redemption of shares acquired in an exchange, the holding period of the original shares is added to the holding period of the shares acquired in an exchange.

If a shareholder exchanges Class B shares purchased prior to January 1, 1994 (except John Hancock Short-Term Strategic Income Fund) for Class B shares of any other John Hancock fund, the acquired shares will continue to be subject to the CDSC schedule that was in effect when the exchanged shares were purchased.

The Fund reserves the right to require that previously exchanged shares (and reinvested dividends) be in the Fund for 90 days before a shareholder is permitted a new exchange.

The Fund may refuse any exchange order. The Fund may change or cancel its exchange policies at any time, upon 60 days' notice to its shareholders.

An exchange of shares is treated as a redemption of shares of one fund and the purchase of shares of another for Federal Income Tax purposes. An exchange may result in a taxable gain or loss. See "TAX STATUS".

Systematic Withdrawal Plan. As described briefly in the Prospectus, the Fund permits the establishment of a Systematic Withdrawal Plan. Payments under this plan represent proceeds arising from the redemption of Fund shares. Since the redemption price of the Fund shares may be more or less than the shareholder's cost, depending upon the market value of the securities owned by the Fund at the time of redemption, the distribution of cash pursuant to this plan may result in realization of gain or loss for purposes of Federal, state and local income taxes. The maintenance of a Systematic Withdrawal Plan concurrently with purchases of additional Class A or Class B shares of the Fund could be disadvantageous to a shareholder because of the initial sales charge payable on purchases of Class A shares and the CDSC imposed on redemptions of Class B shares and because redemptions are taxable events. Therefore, a shareholder should not purchase Class A or Class B shares at the same time that a Systematic Withdrawal Plan is in effect. The Fund reserves the right to modify or discontinue the Systematic Withdrawal Plan of any shareholder on 30 days' prior written notice to such shareholder, or to discontinue the availability of such plan in the future. The shareholder may terminate the plan at any time by giving proper notice to Signature Services.

Monthly Automatic Accumulation Program ("MAAP"). The program is explained in the Prospectus. The program, as it relates to automatic investment checks, is subject to the following conditions:


The investments will be drawn on or about the day of the month indicated.


The privilege of making investments through the MAAP may be revoked by Signature Services without prior notice if any investment is not honored by the shareholder's bank. The bank shall be under no obligation to notify the shareholder as to the non-payment of any checks.


The program may be discontinued by the shareholder either by calling Signature Services or upon written notice to Signature Services which is received at least five (5) business days prior to the due date of any investment.


Reinstatement or Reinvestment Privilege. If Signature Services is notified prior to reinvestment, a shareholder who has redeemed shares of the Fund may, within 120 days after the date of redemption, reinvest without payment of a sales charge any part of the redemption proceeds in shares of the same class of the Fund or in any John Hancock funds, subject to the minimum investment limit of that fund. The proceeds from the redemption of Class A shares may be reinvested at net asset value without paying a sales charge in Class A shares of the Fund or in Class A shares of another John Hancock funds. If a CDSC was paid upon a redemption, a shareholder may reinvest the proceeds from this redemption at net asset value in additional shares of the class from which the redemption was made. The shareholder's account will be credited with the amount of any CDSC charged upon the prior redemption and the new shares will continue to be subject to the CDSC. The holding period of the shares acquired through reinvestment will, for purposes of computing the CDSC payable upon a subsequent redemption, include the holding period of the redeemed shares. The Fund may modify or terminate the reinvestment privilege at any time.

To protect the interests of other investors in the Fund, the Fund may cancel the reinvestment privilege of any parties that, in the opinion of the Fund, are using market timing strategies or making more than seven exchanges per owner or controlling party per calendar year. Also, the Fund may refuse any reinvestment request.

The Fund may change or cancel its reinvestment policies at any time.


A redemption or exchange of shares of the Fund is a taxable transaction for Federal income tax purposes even if the reinvestment privilege is exercised, and any gain or loss realized by a shareholder on the redemption or other disposition of shares of the Fund will be treated for tax purposes as described under the caption "TAX STATUS."

DESCRIPTION OF THE FUND'S SHARES


The Trustees of the Trust are responsible for the management and supervision of the Fund. The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Fund without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series, without further action by shareholders. As of the date of this Statement of Additional Information, the Trustees have authorized shares of the Fund and two other series: John Hancock Independence Equity Fund and John Hancock Special Value Fund. Additional series may be added in the future. The Declaration of Trust also authorizes the Trustees to classify and reclassify the shares of the Fund, or any new series of the Trust, into one or more classes. As of the date of this Statement of Additional Information, the Trustees have authorized the issuance of two classes of shares of the Fund, designated as Class A and Class B.

The shares of each class of the Fund represent an equal proportionate interest in the aggregate net assets attributed to that class of the Fund. Holders of Class A and Class B shares have certain exclusive voting rights on matters relating to their respective distribution plans. The different classes of the Fund may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and on the same day and will be in the same amount, except for differences resulting from the facts that (i) the distribution and service fees relating to Class A and Class B shares will be borne exclusively by that class, (ii) Class B shares will pay higher distribution and service fees than Class A shares and (iii) each of Class A and Class B shares will bear any class expenses properly allocable to that class of shares, subject to the conditions the Internal Revenue Service imposes with respect to the multiple-class structures. Similarly, the net asset value per share may vary depending on whether Class A and Class B shares are purchased.


In the event of liquidation, shareholders of each class are entitled to share pro rata in the net assets of the Fund available for distribution to these shareholders. Shares entitle their holders to one vote per share, are freely transferable and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable, except as set forth below.


Unless otherwise required by the Investment Company Act or the Declaration of Trust, the Fund has no intention of holding annual meetings of shareholders. Fund shareholders may remove a Trustee by the affirmative vote of at least two-thirds of the Trust's outstanding shares and the Trustees shall promptly call a meeting for such purpose when requested to do so in writing by the record holders of not less than 10% of the outstanding shares of the Trust. Shareholders may, under certain circumstances, communicate with other shareholders in connection with requesting a special meeting of shareholders. However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.

Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for acts or obligations of the Trust. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts, obligations or affairs of the Fund. The Declaration of Trust also provides for indemnification out of the Fund's assets for all losses and expenses of any shareholder held personally liable by reason of being or having been a shareholder. The Declaration of Trust also provides that no series of the Trust shall be liable for the liabilities of any other series. Furthermore, no fund included in this Fund's prospectus shall be liable for the liabilities of any other John Hancock fund. Liability is therefore limited to circumstances in which the Fund itself would be unable to meet its obligations, and the possibility of this occurrence is remote.

The Fund reserves the right to reject any application which conflicts with the Fund's internal policies or the policies of any regulatory authority. Use of information provided on the account application may be used by the Fund to verify the accuracy of the information or for background or financial history purposes. A shareholder's account is governed by the laws of The Commonwealth of Massachusetts.


TAX STATUS

Each series of the Trust, including the Fund, is treated as a separate entity for tax purposes. The Fund has qualified and elected to be treated as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and intends to continue to so qualify for each taxable year. As such and by complying with the applicable provisions of the Code regarding the sources of its income, the timing of its distributions and the diversification of its assets, the Fund will not be subject to Federal income tax on its taxable income (including net short-term and long-term capital gains) which is distributed to shareholders in accordance with the timing requirements of the Code.

The Fund will be subject to a 4% nondeductible Federal excise tax on certain amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with annual minimum distribution requirements. The Fund intends under normal circumstances to seek to avoid or minimize liability for this tax by satisfying such distribution requirements.

Distributions from the Fund's current or accumulated earnings and profits ("E&P") will be taxable under the Code for investors who are subject to tax. If these distributions are paid from the Fund's "investment company taxable income," they will be taxable as ordinary income; and if they are paid from the Fund's "net capital gain," they will be taxable as long-term capital gain. (Net capital gain is the excess (if any) of net long-term capital gain over net short-term capital loss, and investment company taxable income is all taxable income and capital gains, other than net capital gain, after reduction by deductible expenses.) Some distributions from investment company taxable income and/or net capital gain may be paid in January but may be taxable to shareholders as if they had been received on December 31 of the previous year. The tax treatment described above will apply without regard to whether distributions are received in cash or reinvested in additional shares of the Fund.

Distributions, if any, in excess of E&P will constitute a return of capital under the Code, which will first reduce an investor's federal tax basis in Fund shares and then, to the extent such basis is exceeded, will generally give rise to capital gains. Shareholders who have chosen automatic reinvestment of their distributions will have a federal tax basis in each share received pursuant to such a reinvestment equal to the amount of cash they would have received had they elected to receive the distribution in cash, divided by the number of shares received in the reinvestment.

If the Fund invests in stock of certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or hold at least 50% of their assets in investments producing such passive income ("passive foreign investment companies"), the Fund could be subject to Federal income tax and additional interest charges on "excess distributions" received from such companies or gain from the sale of stock in such companies, even if all income or gain actually received by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. Certain elections may, if available, ameliorate these adverse tax consequences, but any such election would require the Fund to recognize taxable income or gain without the concurrent receipt of cash. The Fund may limit and/or manage its holdings in passive foreign investment companies to minimize its tax liability or maximize its return from these investments.

Foreign  exchange  gains and  losses  realized  by the Fund in  connection  with certain  transactions  involving foreign  currency-denominated  debt securities, forward foreign currency contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Section 988 of the Code, which generally causes such gains and losses to be treated as ordinary income and losses and may affect the amount, timing and character of distributions to shareholders. Any such transactions that are not directly related to the Fund's investment in stock or securities may increase the amount of gain it is deemed to recognize from the sale of certain investments or derivatives held for less than three months, which gain is limited under the Code to less than 30% of its gross income for each taxable year, and may under future Treasury regulations produce income not among the types of "qualifying income" from which the Fund must derive at least 90% of its gross income for each taxable year. If the net foreign exchange loss for a year treated as ordinary loss under Section 988 were to exceed the Fund's investment company taxable income computed without regard to such loss after consideration of certain regulations on the treatment of "post-October losses" the resulting overall ordinary loss for such year would not be deductible by the Fund or its shareholders in future years.

The Fund may be subject to withholding and other taxes imposed by foreign countries with respect to its investments in foreign securities. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. The Fund does not expect to qualify to pass such taxes through to its shareholders, who consequently will not take such taxes into account on their own tax returns. However, the Fund will deduct such taxes in determining the amount it has available for distribution to shareholders.

The amount of the Fund's net short-term and long-term capital gains, if any, in any given year will vary depending upon the Adviser's current investment strategy and whether the Adviser believes it to be in the best interest of the Fund to dispose of portfolio securities that will generate capital gains. At the time of an investor's purchase of shares of the Fund, a portion of the purchase price is often attributed to realized or unrealized appreciation in the Fund's portfolio or undistributed taxable income of the Fund. Consequently, subsequent distributions from such appreciation or income may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares, and the distributions (or portions thereof) in reality represent a return of a portion of the purchase price.

Upon a redemption of shares (including by exercise of the exchange privilege) a shareholder will ordinarily realize a taxable gain or loss depending upon the amount of the proceeds and the investor's basis in his shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's tax holding period for the shares and subject to the special rules described below. A sales charge paid in purchasing Class A shares of the Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent Class A shares of the Fund or another John Hancock fund are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. This disregarded charge will result in an increase in the shareholder's tax basis in the Class A shares subsequently acquired. Also, any loss realized on a redemption or exchange may be disallowed to the extent the shares disposed of are replaced with other shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to an election to reinvest dividends in additional shares. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized upon the redemption of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

Although its present intention is to distribute, at least annually, all net capital gain, if any, the Fund reserves the right to retain and reinvest all or any portion of the excess, as computed for Federal income tax purposes, of net long-term capital gain over net short-term capital loss in any year. The Fund will not in any event distribute net long-term capital gains realized in any year to the extent that a capital loss is carried forward from prior years against such gain. To the extent such excess was retained and not exhausted by the carryforward of prior years' capital losses, it would be subject to Federal income tax in the hands of the Fund. Upon proper designation of this amount by the Fund, each shareholder would be treated for Federal income tax purposes as if the Fund had distributed to him on the last day of its taxable year his pro rata share of such excess, and he had paid his pro rata share of the taxes paid by the Fund and reinvested the remainder in the Fund. Accordingly, each shareholder would (a) include his pro rata share of such excess as long-term capital gain income in his tax return for his taxable year in which the last day of the Fund's taxable year falls, (b) be entitled either to a tax credit on his return for, or to a refund of, his pro rata share of the taxes paid by the Fund, and (c) be entitled to increase the adjusted tax basis for his shares in the Fund by the difference between his pro rata share of such excess and his pro rata share of such taxes.


For Federal income tax purposes, the Fund is permitted to carry forward a net capital loss in any year to offset net capital gains, if any, during the eight years following the year of the loss. To the extent subsequent net capital gains are offset by such losses, they would not result in Federal income tax liability to the Fund and, as noted above, would not be distributed as such to shareholders. Presently, there are no realized capital loss carryforwards available to offset future net realized capital gains.


For purposes of the dividends-received deduction available to corporations, dividends received by the Fund, if any, from U.S. domestic corporations in respect of the stock of such corporations held by the Fund, for U.S. Federal income tax purposes, for at least 46 days (91 days in the case of certain preferred stock) and distributed and properly designated by the Fund may be treated as qualifying dividends. Corporate shareholders must meet the minimum holding period requirement stated above (46 or 91 days) with respect to their shares of the Fund in order to qualify for the deduction and, if they have any debt that is deemed under the Code directly attributable to such shares, may be denied a portion of the dividends-received deduction. The entire qualifying dividend, including the otherwise deductible amount, will be included in determining the excess (if any) of a corporate shareholder's adjusted current earnings over its alternative minimum taxable income, which may increase its alternative minimum tax liability, if any. Additionally, any corporate shareholder should consult its tax adviser regarding the possibility that its tax basis in its shares may be reduced, for Federal income tax purposes, by reason of "extraordinary dividends" received with respect to the shares, for the purpose of computing its gain or loss on redemption or other disposition of the shares.

The Fund is required to accrue income on any debt securities that have more than a de minimis amount of original issue discount (or debt securities acquired at a market discount, if the Fund elects to include market discount in income currently) prior to the receipt of the corresponding cash payments. The mark to market rules applicable to certain options and forward contracts may also require the Fund to recognize income or gain without a concurrent receipt of cash. However, the Fund must distribute to shareholders for each taxable year substantially all of its net income and net capital gains, including such income or gain, to qualify as a regulated investment company and avoid liability for any federal income or excise tax. Therefore, the Fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy these distribution requirements.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent (if any) the Fund's distributions are derived from interest on (or, in the case of intangibles taxes, the value of its assets is attributable to) certain U.S. Government obligations, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The Fund will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although the Fund may in its sole discretion provide relevant information to shareholders.

The Fund will be required to report to the Internal Revenue Service (the "IRS") all taxable distributions to shareholders, as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt recipients, i.e., corporations and certain other investors distributions to which are exempt from the information reporting provisions of the Code. Under the backup withholding provisions of Code Section 3406 and applicable Treasury regulations, all such reportable distributions and proceeds may be subject to backup withholding of federal income tax at the rate of 31% in the case of non-exempt shareholders who fail to furnish the Fund with their correct taxpayer identification number and certain certifications required by the IRS or if the IRS or a broker notifies the Fund that the number furnished by the shareholder is incorrect or that the shareholder is subject to backup withholding as a result of failure to report interest or dividend income. A Fund may refuse to accept an application that does not contain any required taxpayer identification number or certification that the number provided is correct. If the backup withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in shares, will be reduced by the amounts required to be withheld. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability. Investors should consult their tax advisers about the applicability of the backup withholding provisions.

Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

Limitations imposed by the Code on regulated investment companies like the Fund may restrict the Fund's ability to enter into foreign currency positions and foreign currency forward contracts.

Certain forward foreign currency transactions undertaken by the Fund may cause the Fund to recognize gains or losses from marking to market even though its positions have not been sold or terminated and affect the character as long-term or short-term (or, in the case of certain foreign currency-related forward contracts, as ordinary income or loss) and timing of some capital gains and losses realized by the Fund. Also, certain of the Fund's losses on its transactions involving forward contracts and/or offsetting or successor portfolio positions may be deferred rather than being taken into account currently in calculating the Fund's taxable income or gains. Certain of such transactions may also cause the Fund to dispose of investments sooner than would otherwise have occurred. These transactions may therefore affect the amount, timing and character of the Fund's distributions to shareholders. Certain of the applicable tax rules may be modified if the Fund is eligible and chooses to make one or more of certain tax elections that may be available. The Fund will take into account the special tax rules (including consideration of available elections) applicable to forward contracts in order to seek to minimize any potential adverse tax consequences.

The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens or residents and U.S. domestic corporations, partnerships, trusts or estates) subject to tax under such law. The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies and financial institutions. Dividends, capital gain distributions and ownership of or gains realized on the redemption (including an exchange) of shares of the Fund may also be subject to state and local taxes. Shareholders should consult their own tax advisers as to the Federal, state or local tax consequences of ownership of shares of, and receipt of distributions from, the Fund in their particular circumstances.

Non-U.S. investors not engaged in a U.S. trade or business with which their Fund investment is effectively connected will be subject to U.S. Federal income tax treatment that is different from that described above. These investors may be subject to non- resident alien withholding tax at the rate of 30% (or a lower rate under an applicable tax treaty) on amounts treated as ordinary dividends from the Fund and, unless an effective IRS Form W-8 or authorized substitute for Form W-8 is on file, to 31% backup withholding on certain other payments from the Fund. Non-U.S. investors should consult their tax advisers regarding such treatment and the application of foreign taxes to an investment in the Fund.

The Fund is not subject to Massachusetts corporate excise or franchise taxes. Provided that the Fund qualifies as a regulated investment company under the Code, it will also not be required to pay any Massachusetts income tax.

CALCULATION OF PERFORMANCE


The annualized yield for the 30-day period ended December 31, 1996 for the Class A and Class B shares was 3.78% and 3.29%, respectively. The average annual total return is determined separately for each class of shares at December 31, 1996, with all distributions reinvested in shares.

The average annual total return for Class A shares for the one-year period ended December 31, 1996 and from commencement of operations on February 1, 1994 was

7.83% and 8.15%, respectively. The average annual total return for Class B shares for the one-year period ended December 31, 1996 and from commencement of operations on February 1, 1994 was 7.65% and 8.45%, respectively.

Total return is computed by finding the average annual compounded rate of return over the 1 year, 5 year and 10 year periods that would equate the initial amount invested to the ending redeemable value according to the following formula:


     n _____
T = \ /ERV/P - 1

Where:
P =       a hypothetical initial investment of $1,000.

T =       average annual total return.

n =       number of years.

ERV = ending redeemable value of a hypothetical $1,000 investment made at the beginning of the 1-year, 5-year and life of fund periods.


Because each class has its own sales charge and fee structure, the classes have different performance results. In the case of Class A or Class B shares, this calculation assumes the maximum sales charge is included in the initial investment or the CDSC is applied at the end of the period, respectively. This calculation assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period. The "distribution rate" is determined by annualizing the result of dividing the declared dividends of the Fund during the period stated by the maximum offering price or net asset value at the end of the period. Excluding the Fund's sales charge from the distribution rate produces a higher rate.

In addition to average annual total returns, the Fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments and/or a series of redemptions over any time period. Total returns may be quoted with or without taking the Fund's sales charge on Class A shares or the CDSC on Class B shares into account. Excluding the Fund's sales charge on Class A shares and the CDSC on Class B shares from a total return calculation produces a higher total return figure.

The Fund's yield is computed by dividing net investment income per share determined for a 30-day period by the maximum offering price per share (which includes the full sales charge, if applicable) on the last day of the period, according to the following standard formula:

                                                    6
                      Yield = 2 ( [ ( a - b ) + 1 ]   - 1 )
                                      -----
                                       cd

Where:


a =       dividends and interest earned during the period.
b =       net expenses accrued during the period.
c = the average daily number of fund shares outstanding during the period that would be entitled to receive dividends.
d = the maximum offering price per share on the last day of the period (NAV where applicable).

From time to time, in reports and promotional literature, the Fund's total return and/or yield will be compared to indices of mutual funds such as Lipper Analytical Services, Inc.'s "Lipper - Mutual Performance Analysis," a monthly publication which tracks net assets, total return and yield on mutual funds in the United States. Ibottson and Associates, CDA Weisenberger and F.C. Towers are also used for comparison purposes, as well as the Russell and Wilshire Indices.

Performance rankings and ratings reported periodically in national financial publications such as MONEY MAGAZINE, FORBES, BUSINESS WEEK, THE WALL STREET JOURNAL, MICROPAL, INC., MORNINGSTAR, STANGER'S and BARRON'S may also be utilized. The Fund's promotional and sales literature may reference to the Fund's "beta". Beta is a reflection of the market related risk of the Fund by showing how responsive the Fund is to the market.


The performance of the Fund is not fixed or guaranteed. Performance quotations should not be considered to be representations of performance of the Fund for any period in the future. The performance of the Fund is a function of many factors including its earnings, expenses and number of outstanding shares. Fluctuating market conditions; purchases, sales and maturities of portfolio securities; sales and redemptions of shares of beneficial interest; and changes in operating expenses are all examples of items that can increase or decrease the Fund's performance.

BROKERAGE ALLOCATION


Decisions concerning the purchase and sale of portfolio securities and the allocation of brokerage commissions are made by the Adviser pursuant to recommendations made by an investment committee of the Adviser which consists of officers and directors of the Adviser and affiliates and Trustees who are interested persons of the Fund. Orders for purchases and sales of securities are placed in a manner which, in the opinion of the Adviser, will offer the best price and market for the execution of each such transaction. Purchases from underwriters of portfolio securities may include a commission or commissions paid by the issuer and transactions with dealers serving as market makers to reflect a "spread." Debt securities are generally traded on a net basis through dealers acting for their own account as principals and not as brokers; no brokerage commissions are payable on these transactions.

In the U.S. and in some other countries, debt securities are traded principally in the over-the-counter market on a net basis through dealers acting for their own account and not as brokers. In other countries, both debt and equity securities are traded on exchanges at fixed commission rates. Commissions on foreign transactions are generally higher than the negotiated commission rates available in the U.S. There is generally less government supervision and regulation of foreign stock exchanges and broker-dealers than in the U.S.


The Fund's primary policy is to execute all purchases and sales of portfolio instruments at the most favorable prices consistent with best execution, considering all of the costs of the transaction including brokerage commissions. This policy governs the selection of brokers and dealers and the market in which a transaction is executed. Consistent with the foregoing primary policy, the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and other policies that the Trustees may determine, the Adviser may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.


To the extent consistent with the foregoing, the Fund will be governed in the selection of brokers and dealers, and the negotiation of brokerage commission rates and dealer spreads, by the reliability and quality of the services, including primarily the availability and value of research information and to a lesser extent statistical assistance furnished to the Adviser of the Fund, and their value and expected contribution to the performance of the Fund. It is not possible to place a dollar value on information and services to be received from brokers and dealers, since it is only supplementary to the research efforts of the Adviser. The receipt of research information is not expected to reduce significantly the expenses of the Adviser. The research information and statistical assistance furnished by brokers and dealers may benefit the Life Company or other advisory clients of the Adviser, and, conversely, brokerage commissions and spreads paid by other advisory clients of the Adviser may result in research information and statistical assistance beneficial to the Fund. The Fund will make no commitments to allocate portfolio transactions upon any prescribed basis. While the Adviser's officers will be primarily responsible for the allocation of the Fund's brokerage business, the policies in this regard must be consistent with the foregoing and will at all times be subject to review by the Trustees. For the period ended February 1, 1994 to May 31, 1994, the year ended May 31, 1995 and the year ended May 31 1996, and for the period from June 1, 1996 to December 31, 1996, the Fund paid negotiated brokerage commissions of $2,492, $189,605, $210,530 and $142,524, respectively.

As permitted by Section 28(e) of the Securities Exchange Act of 1934, the Fund may pay to a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. This practice is subject to a good faith determination by the Trustees that such price is reasonable in light of the services provided and to such policies that the Trustees may adopt from time to time. During the period from June 1, 1996 to

December 31, 1996, the Fund did not pay commissions as compensation to any brokers for research services such as industry, economic and company reviews and evaluations of securities.

The Adviser's indirect parent, the Life Company, is the indirect sole shareholder of John Hancock Distributors, Inc., a broker-dealer, and ("Distributors" or "Affiliated Brokers"). Pursuant to procedures determined by the Trustees and consistent with the above policy of obtaining best net results, the Fund may execute portfolio transactions with or through Affiliated Brokers. During the period from June 1, 1996 to December 31, 1996, the Fund did not execute any portfolio transactions with Affiliated Brokers.

Distributors may act as broker for the Fund on exchange transactions, subject, however, to the general policy of the Fund set forth above and the procedures adopted by the Trustees pursuant to the Investment Company Act. Commissions paid to an Affiliated Broker must be at least as favorable as those which the Trustees believe to be contemporaneously charged by other brokers in connection with comparable transactions involving similar securities being purchased or sold. A transaction would not be placed with an Affiliated Broker if the Fund would have to pay a commission rate less favorable than the Affiliated Broker's contemporaneous charges for comparable transactions for its other most favored, but unaffiliated, customers except for accounts for which the Affiliated Broker acts as clearing broker for another brokerage firm, and any customers of the Affiliated Broker not comparable to the Fund as determined by a majority of the Trustees who are not "interested persons" (as defined in the Investment Company
Act) of the Fund, the Adviser or the Affiliated Broker. Because the Adviser, which is affiliated with the Affiliated Brokers, has, as an investment adviser to the Fund, the obligation to provide investment management services, which include elements of research and related investment skills, such research and related skills will not be used by the Affiliated Broker as a basis for negotiating commissions at a rate higher than that determined in accordance with the above criteria.

Other investment advisory clients advised by the Adviser may also invest in the same securities as the Fund. When these clients buy or sell the same securities at substantially the same time, the Adviser may average the transactions as to price and allocate the amount of available investments in a manner which the Adviser believes to be equitable to each client, including the Fund. In some instances, this investment procedure may adversely affect the price paid or received by the Fund or the size of the position obtainable for it. On the other hand, to the extent permitted by law, the Adviser may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other clients managed by it in order to obtain best execution.


TRANSFER AGENT SERVICES


John Hancock Signature Services, Inc., 1 John Hancock Way, Suite 1000, Boston, MA 02217-1000, a wholly-owned indirect subsidiary of the Life Company, is the transfer and dividend paying agent for the Fund. The Fund pays an annual fee of $19.00 for each Class A shareholder and $21.50 for each Class B shareholder, plus certain out-of-pocket expenses. These expenses are aggregated and charged to the Fund and allocated to each class on the basis of their relative net asset values.

CUSTODY OF PORTFOLIO


Portfolio securities of the Fund are held pursuant to a custodian agreement between the Trust and Investors Bank & Trust Company, 89 South Street, Boston, Massachusetts 02111. Under the custodian agreement, Investors Bank & Trust Company performs custody, portfolio and fund accounting services.


INDEPENDENT AUDITORS

The independent auditors of the Fund are Price Waterhouse LLP, 160 Federal Street, Boston, Massachusetts 02110. Price Waterhouse audits and renders an opinion of the Fund's annual financial statements and reviews the Fund's annual Federal income tax return.

APPENDIX A

RATINGS

Bonds.

Standard & Poor's Bond Ratings

AAA--Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

AA--Debt rated AA has a very strong capacity to pay interest and repay principal, and differs from the highest rated issues only in small degree.

A--Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB--Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

To provide more detailed indications of credit quality, the ratings AA to BBB may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

A provisional rating, indicated by "p" following a rating, is sometimes used by Standard & Poor's. It assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.

Moody's Bond Ratings

Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Generally speaking, the safety of obligations of this class is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. The market value of Aa bonds is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Rating symbols may include numerical modifiers 1, 2 or 3. The numerical modifier 1 indicates that the security ranks at the high end, 2 in the mid-range, and 3 nearer the low end, of the generic category. These modifiers of rating symbols Aa, A and Baa are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Conditional ratings, indicated by "Con", are sometimes given when the security for the bond depends upon the completion of some act or the fulfillment of some condition. Such bonds, are given a conditional rating that denotes their probably credit statute upon completion of that act or fulfillment of that condition.

Rating symbols may include numerical modifiers 1, 2 or 3. The numerical modifier 1 indicates that the security ranks at the high end, 2 in the mid-range, and 3 nearer the low end, of the generic category. These modifiers are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

FINANCIAL STATEMENTS

                       John Hancock Funds
                          Utilities
                            Fund

                        ANNUAL REPORT

                      December 31, 1996


TRUSTEES

Edward J. Boudreau, Jr.
Dennis S. Aronowitz*
Richard P. Chapman, Jr.*
William J. Cosgrove*
Douglas M. Costle*
Leland O. Erdahl*
Richard A. Farrell*
Gail D. Fosler*
William F. Glavin*
Anne C. Hodsdon
Dr. John A. Moore*
Patti McGill Peterson*
John W. Pratt*
Richard S. Scipione
Edward J. Spellman*
*Members of the Audit Committee

OFFICERS

Edward J. Boudreau, Jr.
Chairman and Chief Executive Officer
Robert G. Freedman
Vice Chairman and
Chief Investment Officer
Anne C. Hodsdon
President
James B. Little
Senior Vice President and
Chief Financial Officer
Susan S. Newton
Vice President and Secretary
James J. Stokowski
Vice President and Treasurer
Thomas H. Connors
Second Vice President and
Compliance Officer

CUSTODIAN

Investors Bank & Trust Company
89 South Street
Boston, Massachusetts 02111

TRANSFER AGENT

John Hancock Signature Services, Inc.
1 John Hancock Way Ste 1000
Boston, Massachusetts 02217-1000

INVESTMENT ADVISER

John Hancock Advisers, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

PRINCIPAL DISTRIBUTOR

John Hancock Funds, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

LEGAL COUNSEL

Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109

INDEPENDENT AUDITORS

Price Waterhouse LLP
160 Federal Street
Boston, Massachusetts 02110


A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief
Executive Officer, flush right, next to second paragraph.

CHAIRMAN'S MESSAGE

DEAR FELLOW SHAREHOLDERS:

Most analysts agree that the Social Security system will run out of money by the year 2030 unless Congress makes some changes. Although it seems a long way off, the issue is serious enough that at least one group has already studied the problem, and experts and politicians alike have weighed in with a slew of prescriptions. Legislative action could be in the offing in 1997.

The problem stems from demographic and societal changes. The number of retirees collecting Social Security is growing rapidly, while the number of workers supporting the system is shrinking. Consider this: in 1950, there were 16 workers paying into the Social Security system for each retiree collecting benefits. Today, there are three workers for each retiree and by 2019 there will be two. Starting then, the Social Security Administration estimates that the amount paid out in Social Security benefits will start to be greater than the amount collected in Social Security taxes. Compounding the issue is the fact that people are retiring earlier and living longer.

The state of the system has already left many people, especially younger and middle-aged workers, feeling insecure about Social Security. A recent survey by the Employee Benefits Research Institute (EBRI) found that 79% of current workers polled had little confidence in the ability of Social Security to maintain the same level of benefits as those received by today's retirees. Instead, they said they expect to use their own savings or employer-sponsored pensions for their retirement. Yet, remarkably, another EBRI survey revealed that only slightly more than half of America's current workers are saving money for retirement. Fewer than half own IRAs or participate in employer-sponsored pension or savings plans.

No matter how Social Security's problems get solved, one thing is clear. Americans need to rely on themselves for accumulating the bulk of their retirement savings. There's no law that says you should have to reduce your standard of living once you stop working. So we encourage you to save all that you can now, so you can live the way you'd like to later.

Sincerely,

/S/ EDWARD J. BOUDREAU, JR.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER


BY GREGORY K. PHELPS, PORTFOLIO MANAGER

John Hancock
Utilities Fund

Rising natural gas prices and takeovers boost gas utilities;
electric and telephone utilities suffer from heightened competition

Recently, the Fund's fiscal year end changed from May to December. What follows is a discussion of the Fund's performance for the 12 months ended December 31, 1996.

Natural gas stocks were some of the stock market's best performers during 1996, powered by rising natural gas prices and a wave of takeover activity. Demand for the fuel grew as the global economy strengthened, while supply remained tight as inventories dwindled. As a result, natural gas prices remained at very high levels throughout the year, neatly sidestepping the commodity's traditionally weak summer period. More importantly, a wave of mergers and acquisitions boosted the prices of many natural gas stocks during the year.

On the other hand, a number of factors conspired to cast a pall over electric utility stocks. Chief among them were a volatile bond market, worries about the potential of heightened competition among electric providers and expectations for lower dividends and earnings. There really wasn't very much for the electric utilities to cheer about until late spring, when state regulators in California passed a law protecting the state's utilities and their shareholders from footing the bill for generating plants that are "stranded" -- rendered obsolete -- by cheaper power sources. All told, electric utilities ended the year as one of the stock market's worst performing sectors.

A 2 1/4" by 3 1/2" photo of the Fund's management team at bottom right. Caption reads: "Gregory Phelps and Fund management team members Laura Provost (l) and Beverly Cleathero (r) at Boston Edison's natural gas-fired South Boston power plant.

"Natural gas
stocks were
some of
the stock
market's
best
performers..."

Telephone companies also struggled under the weight of increased competition, as The Telecom Act of 1996 set the stage for long-distance and local phone companies to enter each other's markets. Telephone stocks suffered almost as badly as electric utility stocks during the year.


Pie chart entitled "Portfolio Diversification" at top left hand column. The chart is divided into six sections. Going from top right to left:
Natural Gas Utilities 43%; Diversified Operations 1%;
Telephone/Telecommunications 8%; Electric Utilities 29%; Oil & Gas 17%; Short-Term Investments & Other 2%. Footnote below states "As a percentage of net assets on December 31, 1996."

The Fund
emphasizes
gas companies
that are
primary
takeover
candidates.

Against that mixed backdrop, John Hancock Utilities Fund outpaced its competitors. For the year ending December 31, 1996, the Fund's Class A and Class B shares had total returns of 13.53% and 12.65%, respectively, at net asset value. By comparison, the average utilities fund had a total return of 9.87%, according to Lipper Analytical Services, Inc.1 Please see pages six and seven for longer-term performance information.

Increased focus on gas utilities

Throughout the year we increased the Fund's holdings in gas utility stocks to 43% of net assets at year-end, from 5% at the beginning of the year. The gas utilities have already weathered much of the regulatory battles that are currently troubling the electric utilities, and they are generally now on firmer footing.

Table entitled "Scorecard" at bottom of left hand column. The header for the left hand column is "Investment"; the header for the right column is "Recent performance .. and what's behind the numbers." The first listing is Boston Edison followed by an up arrow and the phrase "Improving balance sheet/strategic alliances." The second listing is "PanEnergy Corp. followed by an up arrow and the phrase "Proposed acquisition by Duke Power." The third listing is Frontier Corp. followed by a down arrow and the phrase "Increased long distance competition/unexpected write-offs." Footnote below states "See "Schedule of Investments." Investment holdings are subject to change."


But the primary fuel for the strong performance of natural gas utility stocks was an increase in the level of mergers and acquisitions. Many cash-rich electric companies are acquiring gas companies for both offensive and defensive reasons. Offensively, the electrics buy gas companies to broaden their energy offerings, transforming themselves from electric providers to full-service energy companies. Defensively, many electric utilities are taking over local gas utilities to prevent their competitors from gaining a foothold in their own markets.

During the year, the Fund placed a growing emphasis on gas companies that are primary takeover candidates. We target gas companies with good fundamentals, and avoid buying companies based simply on takeover speculation. That way, the stock is likely to perform well, even if a takeover never materializes.

Two of our largest holdings benefited from the takeover wave. Duke Power, a North Carolina-based electric utility, recently announced its intent to buy PanEnergy Corp. The acquisition will not only enable Duke to provide full energy to its customers, but it will give it the marketing savvy it needs to survive in an increasingly competitive market. Earlier in the year, Atmos Energy announced that it would acquire another of our holdings, United Cities Gas Co., a gas distributor that operates in a number of different states. Once the merger is finalized, we believe that the combined entity will also be an attractive takeover candidate in its own right. So we continue to hang on to the stock.

Given the distressed state of the electric utility sector, we pared them back to 30% of the Fund's assets at the end of the year, from about 52% at the beginning. However, there were some bright spots among our electric holdings including Boston Edison, a company we believe is well-positioned to be one of the winners in a more competitive environment. Not only does Boston Edison have a solid relationship with state regulators, but it also has an improving balance sheet and key strategic alliances with telecommunications and natural gas companies.


Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote: "For the year ended December 31, 1996." The chart is scaled in increments of 5% from bottom to top, with 15% at the top and 0% at the bottom. Within the chart, there are three solid bars. The first represents the 13.53% total return for John Hancock Utilities Fund: Class A. The second represents the 12.65% total return for John Hancock Utilities Fund: Class B. The third represents the 9.87% total return for the average utilities fund. The footnote below states: "Total returns for John Hancock Utilities Fund are at net asset value with all distributions reinvested. The average utilities fund is tracked by Lipper Analytical Services. See following two pages for historical performance information."

Telephone utilities

Throughout the year we kept the Fund's exposure to telephone stocks extremely light. That was a positive given the sector's weak performance. Yet we were able to identify some companies that bucked the trend. One of our favorites and best performers is Ameritech, which has benefited from its growing cellular operations and its forays into foreign markets. The company's management team -- considered to be one of the best in the industry -- has done a good job of honing its costs. The stock got an added boost in December when the company raised its dividend payout rate to 6.6% based on its confidence in its future business prospects.

Outlook

Our outlook calls for further strength in the gas utility sector. There is currently work underway in Congress to repeal the Public Utility Holding Company Act of 1935, a Depression-era piece of legislation designed to break up trusts and monopolies and to prevent multi-state utility holding companies from exercising monopoly control. Many utilities have sat on the sidelines, wary that any acquisitions could be in violation of this act. If the legislation is repealed, which we think is likely, it would be a catalyst for further convergence in the utility sector. In the electric and telephone sectors, we'll continue to focus on owning the most competitive companies. That said, the key to utility stocks' performance will be the direction of interest rates. While we believe interest rates should remain stable over the next quarter or so, the Fed's bias appears to be to raise short-term rates if the economy begins to grow at too fast a pace.

"Our outlook
calls for
further
strength in
the gas
utility
sector."


This commentary reflects the views of the portfolio manager through the end of the Fund's period discussed in this report. Of course, the manager's views are subject to change as market and other conditions warrant.

Sector investing is subject to greater risks than the market as a whole.

1Figures from Lipper Analytical Services include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.


A LOOK AT PERFORMANCE

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Utilities Fund. Total return is a performance measure that equals the sum of all income and capital gain distributions, assuming reinvestment of these distributions and the change in the price of the Fund's shares, expressed as a percentage of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 5% for Class A shares. The effect of the maximum contingent deferred sales charge for Class B shares (maximum 5% and declining to 0% over six years) is included in Class B performance. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them. Please see the prospectus for risks associated with industry segment investing.


CUMULATIVE TOTAL RETURNS

For the period ended December 31, 1996
                                             ONE             LIFE OF
                                            YEAR              FUND
                                        -----------       -----------
John Hancock Utilities Fund: Class A        7.83%            25.62%(1)
John Hancock Utilities Fund: Class B        7.65%            26.62%(1)

AVERAGE ANNUAL TOTAL RETURNS

For the period ended December 31, 1996
                                               ONE             LIFE OF
                                              YEAR              FUND
                                           -----------       -----------
John Hancock Utilities Fund: Class A (2)    7.83%(2)          8.15%(1)
John Hancock Utilities Fund: Class B (2)    7.65%(2)          8.45%(1)


Notes to Performance

(1) Both Class A and Class B shares started on February 1, 1994.

(2) Without the limitation of expenses, the average annualized total returns for the one-year period and since inception would have been 7.36% and 6.45% for Class A shares and 7.18% and 6.75% for Class B shares.


WHAT HAPPENED TO A $10,000 INVESTMENT...

The charts on the right show how much a $10,000 investment in the John Hancock Utilities Fund would be worth on December 31, 1996. They assume that you either had invested on the day each class of shares started, or that you have been invested for the most recent 10 years. In either case, they also assume that you have reinvested all distributions. For comparison, we've shown the same $10,000 investment in the Dow Jones Utilities Average -- an unmanaged index that measures the performance of the utility industry in the United States. It consists of 15 actively traded stocks representing a cross-section of corporations involved in various phases of the utility industry.


Utilities Fund
Class A shares

Line chart with the heading Utilities Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines. The first line represents the value of the Utilities Fund, before sales charge, and is equal to $13,227 as of December 31, 1996. The second line represents the value of the hypothetical $10,000 investment made in the Utilities Fund, after sales charge, on February 1, 1994, and is equal to $12,562 as of December 31, 1996. The third line represents the Dow Jones Utilities Average Index, and is equal to $10,288 as of December 31, 1996.


Utilities Fund
Class B shares

Line chart with the heading Utilities Fund: Class B, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines. The first line represents the value of the Utilities Fund, before sales charge, and is equal to $12,962 as of December 31, 1996. The second line represents the value of the hypothetical $10,000 investment made in the Utilities Fund, after sales charge, on February 1, 1994, and is equal to $12,662 as of December 31, 1996. The third line represents the value of the Dow Jones Utilities Average Index, and is equal to $10,288 as of December 31, 1996.



FINANCIAL STATEMENTS

John Hancock Funds - Utilities Fund

Statement of Assets and Liabilities
December 31, 1996
-------------------------------------------------------------------------
Assets:
Investments at value - Note C:
Common stocks (cost - $58,801,601)                            $65,923,308
Preferred stocks (cost - $7,231,527)                            7,316,831
Joint repurchase agreement (cost - $1,054,000)                  1,054,000
Corporate savings account                                             457
                                                              -----------
                                                               74,294,596
Receivable for shares sold                                        234,316
Dividends and interest receivable                                 366,502
Deferred organization expenses - Note A                            19,216
Other assets                                                        1,956
                                                              -----------
Total Assets                                                   74,916,586
-------------------------------------------------------------------------
Liabilities:
Payable for shares repurchased                                      6,035
Payable to John Hancock Advisers, Inc.
and affiliates - Note B                                            46,508
Accounts payable and accrued expenses                              40,037
                                                              -----------
Total Liabilities                                                  92,580
-------------------------------------------------------------------------
Net Assets:
Capital paid-in                                                67,151,690
Accumulated net realized gain on investments and
foreign currency transactions                                     466,940
Net unrealized appreciation of investments and
foreign currency transactions                                   7,207,172
Distributions in excess of net investment income                   (1,796)
                                                              -----------
Net Assets                                                    $74,824,006
=========================================================================

Net Asset Value Per Share:
(Based on net asset values and shares of
beneficial interest outstanding - unlimited
number of shares authorized with no par value)
Class A - $23,780,675 / 2,622,735                                   $9.07
=========================================================================

Class B - $51,043,331 / 5,645,948                                   $9.04
=========================================================================

Maximum Offering Price Per Share *
Class A - ($9.07 x 105.26%)                                         $9.55
=========================================================================

* On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales the offering price is reduced.

The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on December 31, 1996. You'll also find the net asset value and the maximum offering price per share as of that date.

See notes to financial statements.




Statement of Operations

                                                                               PERIOD FROM
                                                                              JUNE 1, 1996
                                                               YEAR ENDED  TO DECEMBER 31,
                                                             MAY 31, 1996         1996 (1)
                                                              -----------      -----------
Investment Income:
Dividends (net of foreign withholding taxes of
$18,696 and $2,990, respectively)                              $3,367,327       $2,675,737
Interest                                                          523,887           90,075
                                                              -----------      -----------
                                                                3,891,214        2,765,812
                                                              -----------      -----------
Expenses:
Investment management fee - Note B                                492,174          298,083
Distribution/service fee - Note B
Class A                                                            71,612           40,329
Class B                                                           464,398          291,403
Transfer agent fee - Note B                                       178,131          108,816
Custodian fee                                                      45,488           28,000
Registration and filing fees                                       38,641           30,081
Printing                                                           32,211           15,903
Auditing fee                                                       20,000           20,072
Organization expense - Note A                                       6,984            4,986
Trustees' fees                                                      6,460              449
Miscellaneous                                                       6,323               --
Financial services fee - Note B                                     5,780            7,984
Legal fees                                                          3,737              877
                                                              -----------      -----------
Total Expenses                                                  1,371,939          846,983
Less Expense Reductions - Note B                                 (302,645)        (193,518)
-------------------------------------------------------------------------------------------
Net Expenses                                                    1,069,294          653,465
------------------------------------------------------------------------------------------
Net Investment Income                                           2,821,920        2,112,347
------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on
Investments
and Foreign Currency Transactions:
Net realized gain on investments sold                           3,972,848        2,892,488
Net realized gain on foreign currency
transactions                                                        3,216               --
Change in net unrealized appreciation/
depreciation of investments                                     2,353,641        2,410,522
Change in net unrealized appreciation/
depreciation of foreign currency transactions                      (5,886)           1,870
                                                              -----------      -----------
Net Realized and Unrealized Gain on
Investments and Foreign Currency Transactions                   6,323,819        5,304,880
------------------------------------------------------------------------------------------
Net Increase in Net Assets Resulting
from Operations                                                $9,145,739       $7,417,227
==========================================================================================

(1) Effective December 31, 1996, the fiscal year end changed from May 31 to December 31.

The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the periods stated.

See notes to financial statements.




Statement of Changes in Net Assets
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                PERIOD FROM
                                                                                     YEAR ENDED    YEAR ENDED  JUNE 1, 1996 TO
                                                                                  MAY 31, 1995  MAY 31, 1996  DECEMBER 31, 1996(1)
                                                                                    ------------  ------------  ------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income                                                                 $1,639,725    $2,821,920    $2,112,347
Net realized gain on investments                                                    ------------  ------------  ------------
sold and foreign currency transactions                                                     1,432     3,976,064     2,892,488
Change in net unrealized appreciation/
depreciation of investments and
foreign currency transactions                                                          2,466,201     2,347,755     2,412,392
                                                                                    ------------  ------------  ------------
Net Increase in Net Assets Resulting
from Operations                                                                        4,107,358     9,145,739     7,417,227
                                                                                    ------------  ------------  ------------
Distributions to Shareholders:
Dividends from net investment income
Class A -- ($0.3401, $0.4066
and $0.3540 per share, respectively)                                                    (493,188)   (1,082,445)     (858,923)
Class B -- ($0.2988, $0.3441
and $0.3052 per share, respectively)                                                    (767,459)   (1,783,735)   (1,614,575)
Distributions from net realized gain
on investments sold
Class A -- (none, $0.0963 and
$0.7294 per share, respectively)                                                          --          (311,873)   (1,758,261)
Class B -- (none, $0.0963 and
$0.7294 per share, respectively)                                                          --          (513,330)   (3,816,535)
                                                                                    ------------  ------------  ------------
Total Distributions to
Shareholders                                                                          (1,260,647)   (3,691,383)   (8,048,294)
                                                                                    ------------  ------------  ------------
From Fund Share Transactions --
Net*                                                                                  53,500,247     7,306,556     5,121,469
                                                                                    ------------  ------------  ------------
Net Assets:
Beginning of period                                                                    1,225,734    57,572,692    70,333,604
                                                                                    ------------  ------------  ------------
End of period (including undistributed
net investment income of $397,138 and
$361,151 and distributions in excess
of net investment income of $1,796,
respectively)                                                                        $57,572,692   $70,333,604   $74,824,006
                                                                                    ============  ============  ============

* Analysis of Fund Share Transactions:

                                                                                                           PERIOD FROM
                                                   YEAR ENDED                  YEAR ENDED                JUNE 1, 1996 TO
                                                  MAY 31, 1995                MAY 31, 1995            DECEMBER 31, 1996 (1)
                                          --------------------------  --------------------------  --------------------------
                                             SHARES        AMOUNT        SHARES        AMOUNT        SHARES        AMOUNT
                                          ------------  ------------  ------------  ------------  ------------  ------------
CLASS A
Shares sold                                  3,085,752   $24,890,175     4,072,162   $35,815,891     1,071,338    $9,968,327
Shares issued to shareholders in
reinvestment of distributions                   49,990       400,435       107,077       941,191       265,854     2,397,803
                                          ------------  ------------  ------------  ------------  ------------  ------------
                                             3,135,742    25,290,610     4,179,239    36,757,082     1,337,192    12,366,130
Less shares repurchased                       (961,612)   (7,849,867)   (3,987,048)  (35,252,919)   (1,175,294)  (10,956,893)
                                          ------------  ------------  ------------  ------------  ------------  ------------
Net increase                                 2,174,130   $17,440,743       192,191    $1,504,163       161,898    $1,409,237
                                          ============  ============  ============  ============  ============  ============

CLASS B
Shares sold                                  4,745,699   $38,182,620     2,183,807   $18,762,882       835,138    $7,777,441
Shares issued to shareholders in
reinvestment of distributions                   79,202       633,888       161,956     1,417,990       489,560     4,404,386
                                          ------------  ------------  ------------  ------------  ------------  ------------
                                             4,824,901    38,816,508     2,345,763    20,180,872     1,324,698    12,181,827
Less shares repurchased                       (341,569)   (2,757,004)   (1,656,864)  (14,378,479)     (904,956)   (8,469,595)
                                          ------------  ------------  ------------  ------------  ------------  ------------
Net increase                                 4,483,332   $36,059,504       688,899    $5,802,393       419,742    $3,712,232
                                          ============  ============  ============  ============  ============  ============


(1) Effective December 31, 1996, the fiscal year end changed from May 31 to December 31.

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment and foreign currency gains and losses, distributions paid to shareholders, and any increase or decrease in money shareholders invested in the Fund.
The footnote illustrates the number of Fund shares sold, reinvested and repurchased, along with the corresponding dollar value.

See notes to financial statements.




Financial Highlights

Selected data for a share of beneficial interest outstanding throughout the period indicated, investment returns, key ratios and supplemental data are listed as follows:
----------------------------------------------------------------------------------------

                                                     YEAR ENDED MAY 31,        PERIOD FROM
                                            -------------------------------- JUNE 1, 1996 TO
                                             1994 (1)     1995        1996  DECEMBER 31 1996(9)
                                            --------    --------    -------- ---------------
CLASS A
Per Share Operating Performance
Net Asset Value, Beginning
of Period                                      $8.50       $8.26       $8.48       $9.17
                                            --------    --------    --------    --------
Net Investment Income (2)                       0.12        0.44        0.41        0.30
Net Realized and Unrealized
Gain (Loss) on Investments
and Foreign Currency
Transactions                                   (0.36)       0.12        0.79        0.68
                                            --------    --------    --------    --------
Total from Investment
 Operations                                    (0.24)       0.56        1.20        0.98
                                            --------    --------    --------    --------
Less Distributions:
Dividends from Net Investment
 Income                                        --          (0.34)      (0.41)      (0.35)
Distributions from Net Realized
Gain on Investments Sold                       --          --          (0.10)      (0.73)
                                            --------    --------    --------    --------
Total Distributions                            --          (0.34)      (0.51)      (1.08)
                                            --------    --------    --------    --------
Net Asset Value, End of Period                 $8.26       $8.48       $9.17       $9.07
                                            ========    ========    ========    ========

Total Investment Return at
Net Asset Value (3)                            (2.82%)(4)   7.10%      14.44%      11.05%(4)
Total Adjusted Investment Return
at Net Asset Value (3)(5)                     (13.89%)(4)   6.44%      14.01%      10.78%(4)
Ratios and Supplemental Data
Net Assets, End of Period (000's
omitted)                                        $781     $19,229     $22,574     $23,781
Ratio of Expenses to Average
Net Assets                                      1.00%(6)    1.04%       1.04%       1.06%(6)
Ratio of Adjusted Expenses to
Average Net Assets (7)                         12.07%(6)    1.70%       1.47%       1.51%(6)
Ratio of Net Investment Income to
Average Net Assets                              4.53%(6)    5.39%       4.49%       5.44%(6)
Ratio of Adjusted Net Investment
Income (Loss) to Average Net Assets (7)        (6.54%)(6)   4.73%       4.06%       4.99%(6)
Portfolio Turnover Rate                            6%         98%        124%         48%
Fee Reduction Per Share (2)                    $0.27       $0.05       $0.04       $0.02
Average Brokerage Commission
Rate (8)                                         N/A         N/A         N/A     $0.0700

The Financial Highlights summarizes the impact of the following factors on a single share for the periods indicated: the net investment income, gains (losses), distributions and total investment returns of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period. Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

                                                     YEAR ENDED MAY 31,        PERIOD FROM
                                            -------------------------------- JUNE 1, 1996 TO
                                             1994 (1)     1995        1996  DECEMBER 31 1996(9)
                                            --------    --------    -------- ---------------
CLASS B
Per Share Operating Performance
Net Asset Value, Beginning
of Period                                      $8.50       $8.25       $8.45       $9.14
                                            --------    --------    --------    --------
Net Investment Income (2)                       0.08        0.38        0.34        0.26
Net Realized and Unrealized
Gain (Loss) on Investments
and Foreign Currency
Transactions                                   (0.33)       0.12        0.79        0.68
                                            --------    --------    --------    --------
Total from Investment Operations               (0.25)       0.50        1.13        0.94
                                            --------    --------    --------    --------
Less Distributions:
Dividends from Net Investment
Income                                         --          (0.30)      (0.34)      (0.31)
Distributions from Net Realized
Gain on Investments Sold                       --          --          (0.10)      (0.73)
                                            --------    --------    --------    --------
Total Distributions                            --          (0.30)      (0.44)      (1.04)
                                            --------    --------    --------    --------
Net Asset Value, End of Period                 $8.25       $8.45       $9.14       $9.04
                                            ========    ========    ========    ========

Total Investment Return at
Net Asset Value (3)                            (2.94%)(4)   6.31%      13.68%      10.50%(4)
Total Adjusted Investment
Return at Net Asset Value (3)(5)              (14.01%)(4)   5.65%      13.25%      10.23%(4)
Ratios and Supplemental Data
Net Assets, End of Period
(000's omitted)                                 $445     $38,344     $47,759     $51,043
Ratio of Expenses to Average
Net Assets                                      1.72%(6)    1.71%       1.77%       1.75%(6)
Ratio of Adjusted Expenses to
Average Net Assets (7)                         12.79%(6)    2.37%       2.20%       2.20%(6)
Ratio of Net Investment Income
to Average Net Assets                           4.20%(6)    4.64%       3.77%       4.74%(6)
Ratio of Adjusted Net Investment
Income (Loss) to Average Net Assets (7)        (6.87%)(6)   3.98%       3.34%       4.29%(6)
Portfolio Turnover Rate                            6%         98%        124%         48%
Fee Reduction Per Share (2)                    $0.27       $0.05       $0.04       $0.02
Average Brokerage Commission Rate (8)            N/A         N/A         N/A     $0.0700

(1) Class A and Class B shares commenced operations on February 1, 1994.
(2) Based on the average of shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4) Not annualized.
(5) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(6) Annualized.
(7) Unreimbursed, without fee reduction.
(8) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(9) Effective December 31, 1996, the fiscal year end changed from May 31 to December 31.

See notes to financial statements.




Schedule of Investments
December 31, 1996
----------------------------------------------------------------------------------------------------
The Schedule of Investments is a complete list of securities owned by the Fund on
December 31, 1996. It's divided into three main categories: common stocks, preferred stocks, and short-term investments.  Short-term investments, which represent the Fund's cash position are listed last.
                                                                            MARKET
ISSUER, DESCRIPTION                                    NUMBER OF SHARES     VALUE
-------------------                                   -------------------   -------
COMMON STOCKS
Finance (0.04%)
Echelon International Corp. *                                  1,833          $28,641
                                                                         ------------
Oil & Gas (12.94%)
Coastal Corp.                                                 20,000          977,500
Columbia Gas System, Inc.                                     12,500          795,313
El Paso Natural Gas Co.                                       15,000          757,500
Enron Corp.                                                   30,000        1,293,750
Equitable Resources, Inc.                                     26,000          773,500
Forcenergy, Inc.*                                             28,100        1,018,625
Global Marine, Inc.*                                          50,000        1,031,250
NGC Corp.                                                     35,100          816,075
PanEnergy Corp.                                               12,000          540,000
Tejas Gas Corp.*                                              19,000          904,875
Williams Cos., Inc. (The)                                     20,700          776,250
                                                                         ------------
                                                                            9,684,638
                                                                         ------------
Utilities (75.12%)
AGL Resources, Inc.                                           47,000          992,875
Ameritech Corp.                                                9,500          575,938
Bay State Gas Co.                                             36,800        1,039,600
Bell Atlantic Corp.                                           14,750          955,062
Boston Edison Co.                                             40,000        1,075,000
Brooklyn Union Gas Co.                                        60,000        1,807,500
Cascade Natural Gas Corp.                                     21,300          362,100
Century Telephone Enterprises                                 17,000          524,875
CMS Energy Corp.                                              65,860        2,214,542
Colonial Gas Co.                                              41,000          871,250
Connecticut Energy Corp.                                      50,000        1,062,500
Connecticut Natural Gas Corp.                                 40,000        1,020,000
Consolidated Natural Gas Co.                                  12,500          690,625
Delmarva Power & Light Co.                                    57,800        1,177,675
Eastern Enterprises                                           21,000          742,875
Energen Corp.                                                 55,000        1,663,750
Florida Progress Corp.                                        27,500          886,875
Frontier Corp.                                                35,000          791,875
GTE Corp.                                                     14,700          668,850
Houston Industries, Inc.                                      53,500        1,210,437
IPALCO Enterprises, Inc.                                      32,250          878,813
KN Energy, Inc.                                               20,000          785,000
LG&E Energy Corp.                                             39,000          955,500
Long Island Lighting Co.                                      68,000        1,504,500
MDU Resources Group, Inc.                                     41,500          954,500
MidAmerican Energy Holdings Co.                               71,800        1,139,825
National Fuel Gas Co.                                         34,600        1,427,250
National Power PLC, American Depositary
Receipts (United Kingdom)                                     25,000          846,875
New England Electric System                                   37,000        1,290,375
New Jersey Resources Corp.                                    35,000        1,023,750
NICOR, Inc.                                                   24,000          858,000
North Carolina Natural Gas Corp.                              17,000          490,875
Northwest Natural Gas Co.                                     30,500          732,000
NUI Corp.                                                     52,000        1,176,500
NYNEX Corp.                                                   30,000        1,443,750
ONEOK Inc.                                                    36,500        1,095,000
Pacific Enterprises                                           75,000        2,278,125
PacifiCorp                                                    50,000        1,025,000
People's Energy Corp.                                         28,000          948,500
Piedmont Natural Gas Co., Inc.                                35,000          818,125
Providence Energy Corp.                                       52,200          913,500
Public Service Enterprise Group, Inc.                         49,000        1,335,250
Puget Sound Power & Light Co.                                 37,000          888,000
Questar Corp.                                                 24,500          900,375
Sierra Pacific Resources                                      30,000          862,500
South Jersey Industries, Inc.                                 49,000        1,194,375
Southern Union Co.*                                           48,300        1,062,600
UGI Corp.                                                     37,500          839,063
United Cities Gas Co.                                         57,000        1,282,500
UtiliCorp United, Inc.                                        47,000        1,269,000
Washington Gas Light Co.                                      43,500          984,187
Washington Water Power Co.                                    35,000          651,875
Wicor, Inc.                                                   30,100        1,079,837
Yankee Energy System, Inc.                                    44,000          940,500
                                                                         ------------
                                                                           56,210,029
                                                                         ------------
                    TOTAL COMMON STOCKS
                     (Cost $58,801,601)                       (88.10%)     65,923,308
                                                             -------     ------------
PREFERRED STOCKS
Diversified Operations (0.96%)
El Paso Tennessee Pipeline Co.,
8.25%, Ser A                                                  14,000         $715,750
                                                                         ------------
Oil & Gas (3.60%)
Coastal Corp., $2.125, Ser H                                  67,130        1,720,206
Phillips 66 Capital I, 8.24%                                  38,500          972,125
                                                                         ------------
                                                                            2,692,331
                                                                         ------------
Utilities (5.22%)
Capita Preferred Trust, 9.06%                                 20,000          512,500
Kentucky Power, 8.72%, Ser A                                  40,000        1,015,000
MCN Michigan L.P., 9.375%, Ser A                              30,000          806,250
Minnesota Power & Light Capital I,
8.05%                                                         35,000          857,500
Sprint Corp., 8.25%                                           20,000          717,500
                                                                         ------------
                                                                            3,908,750
                                                                         ------------
                 TOTAL PREFERRED STOCKS
                      (Cost $7,231,527)                        (9.78%)      7,316,831
                                                             -------     ------------

                                                           PAR VALUE
                                              INTEREST        (000'S        MARKET
                                                  RATE       OMITTED)        VALUE
                                              --------     ---------    -------------
SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (1.41%)
Investment in a joint repurchase
agreement transaction with
Lehman Brothers, Inc.
Dated 12-31-96,
Due 01-02-97 (Secured by
U.S. Treasury Bonds, 7.25%
thru 12.50%, due 08-15-14
thru 08-15-22) -- Note A                          6.70%       $1,054        1,054,000
                                                                         ------------
Corporate Savings Account (0.00%)
Investors Bank and Trust Company
Daily Interest Savings Account
Current Rate 4.75%                                                                457
                                                                         ------------
           TOTAL SHORT-TERM INVESTMENTS                        (1.41%)      1,054,457
                                                              -------    ------------
                      TOTAL INVESTMENTS                       (99.29%)    $74,294,596
                                                              =======    ============

* Non-income producing security.

The percentage shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.

See notes to financial statements.



NOTES TO
FINANCIAL STATEMENTS

John Hancock Funds - Utilities Fund

NOTE A --
ACCOUNTING POLICIES

John Hancock Capital Series (the "Trust"), is an open-end management investment company, registered under the Investment Company Act of 1940. The Trust consists of three series portfolios: John Hancock Utilities Fund (the "Fund"), John Hancock Independence Equity Fund and John Hancock Special Value Fund. Until August 30, 1996, the Fund was a series of John Hancock Strategic Series. On May 21, 1996, the Trustees voted to change the fiscal period end from May 31 to December 31. This change is effective December 31, 1996. The other two series of the Trust are reported in separate financial statements. The investment objective of the Fund is to seek current income and, to the extent consistent with that objective, growth of income and long-term growth of capital.

The Trustees have authorized the issuance of multiple classes of shares of the Fund, designated as Class A and Class B shares. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends, and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution and service expenses under terms of a distribution plan have exclusive voting rights to that distribution plan.

Significant policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or, at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt instruments maturing within 60 days are valued at amortized cost which approximates market value. All portfolio transactions initially expressed in terms of foreign currencies have been translated into U.S. dollars as described in "Foreign Currency Translation" below.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly-owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement transaction. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis.
Capital gains realized on some foreign securities are subject to foreign taxes and are accrued, as applicable.

FEDERAL INCOME TAXES The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no federal income tax provision is required. Additionally, net capital losses of $759,613, attributable to securities transactions incurred after October 31, 1996 are treated as arising on the first day (January 1, 1997) of the Fund's next taxable year.

DIVIDENDS, DISTRIBUTIONS AND INTEREST Dividend income on investment securities is recorded on the ex-dividend date, or, in the case of some foreign securities, on the date thereafter when the Fund is made aware of the dividend. Interest income on investment securities is recorded on the accrual basis. Foreign income may be subject to foreign withholding taxes which are accrued as applicable.

The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amounts of assets, liabilities, revenues, and expenses of the Fund. Actual results could differ from these estimates.

EXPENSES The majority of the expenses of the Trust are directly identifiable to an individual fund. Expenses which are not readily identifiable to a specific fund are allocated in such a manner as deemed equitable, taking into consideration, among other things, the nature and type of expense and the relative sizes of the funds.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are determined at the Fund level and allocated daily to each class of shares based on the relative net assets of the respective classes. Distribution and service fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable to each class.

ORGANIZATION EXPENSE Expenses incurred in connection with the organization of the Fund have been capitalized and are being charged to the Fund's operations ratably over a five-year period that began with the commencement of investment operations of the Fund.

FOREIGN CURRENCY TRANSLATION All assets or liabilities initially expressed in terms of foreign currencies are translated into U.S. dollars based on London currency exchange quotations as of 5:00 p.m., London time, on the date of any determination of the net asset value of the Fund. Transactions affecting statement of operations accounts and net realized gain/(loss) on investments are translated at the rates prevailing at the dates of the transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in the exchange rate.

NOTE B --
MANAGEMENT FEE AND
TRANSACTIONS WITH AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent, on an annual basis, to the sum of (a) 0.70% of the first $250,000,000 of the Fund's average daily net asset value and (b) 0.65% of the Fund's average daily net asset value in excess of $250,000,000.

The Adviser has agreed to limit Fund expenses , including the management fee (but not including the transfer agent fee and the 12b-1 fee), to 0.50% of the Fund's average daily net assets. Accordingly, the reduction in the Adviser's fee amounted to $193,518 for the period ended December 31, 1996. The Adviser reserves the right to terminate this limitation in the future.

The Fund has a distribution agreement with John Hancock Funds, Inc. ("JH Funds"), a wholly-owned subsidiary of the Adviser. For the period ended December 31, 1996, JH Funds received net sales charges of $109,301 with regard to sales of Class A shares. Out of this amount, $15,762 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $46,618 was paid as sales commissions to unrelated broker-dealers, and $46,921 was paid as sales commissions to sales personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony, Incorporated ("Tucker Anthony") and Sutro & Co., Inc. ("Sutro"), all of which are broker-dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company ("JHMLICo"), is the indirect sole shareholder of Distributors and was the indirect sole shareholder until November 29, 1996 of John Hancock Freedom Securities Corporation and its subsidiaries, which include Tucker Anthony and Sutro.

Class B shares which are redeemed within six years of purchase are subject to a contingent deferred sales charge ("CDSC") at declining rates beginning at 5.00% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from the CDSC are paid to JH Funds and are used in whole or in part to defray its expenses for providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended December 31, 1996, the contingent deferred sales charges received by JH Funds amounted to $111,759.

In addition, to reimburse JH Funds for the services it provides as distributors of shares of the Fund, the Fund has adopted Distribution Plans with respect to Class A and Class B pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to JH Funds for distribution and service expenses, at an annual rate not exceed 0.30% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse JH Funds for its distribution and service costs. Up to a maximum of 0.25% of such payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

The Fund has a transfer agent agreement with John Hancock Signature Services, Inc. ("Signature Services"), an indirect wholly-owned subsidiary of JHMLICo. The Fund pays transfer agent fees based on the number of shareholder accounts and certain out-of-pocket expenses.

The Fund has an agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for 1996 was at an annual rate of 0.01875% of the average net assets of the Fund.

Mr. Edward J. Boudreau, Jr. , Mr.Richard S. Scipione and Ms. Anne C. Hodsdon are directors and officers of the Adviser, and its affiliates, as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. Effective with the fees paid for 1995, the unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability for the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are always equal and are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gains or losses. At December 31, 1996, the Fund's investments to cover the defined compensation liability had unrealized appreciation of $161.

NOTE C --
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other then obligations of the U.S. government and its agencies and short-term securities, during the period ended December 31, 1996, aggregated $34,620,599 and $33,419,420 respectively. There were no purchases or sales of obligations of the U.S. government and its agencies during the period ended December 31, 1996.

The cost of investments owned at December 31, 1996 for Federal income tax purposes was $67,111,328. Gross unrealized appreciation and depreciation of investments aggregated $8,174,845 and $992,034, respectively, resulting in net unrealized appreciation of $7,182,811.

NOTE D --
RECLASSIFICATION OF ACCOUNTS

During the period ended December 31, 1996, the Fund has reclassified amounts to reflect an increase in accumulated net realized gain on investments of $4,744, an increase in distributions in excess of net investment income of $1,796 and a decrease in capital paid-in of $2,948. This represents the amount necessary to report these balances on a tax basis, excluding certain temporary differences, as of December 31, 1996. Additional adjustments may be needed in subsequent reporting periods. These reclassifications, which have no impact on the net asset value of the Fund, are primarily attributable to certain differences in the computation of distributable income and capital gains under federal tax rules versus generally accepted accounting principles. The calculation of net investment income per share in the financial highlights excludes these adjustments.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of John Hancock Utilities Fund and the Trustees of John Hancock Capital Series

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of John Hancock Utilities Fund (the "Fund") (a series of John Hancock Capital Series) at December 31, 1996, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1996 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.


Price Waterhouse, LLP
Boston, Massachusetts
February 7, 1997

TAX INFORMATION NOTICE (UNAUDITED)

For Federal Income Tax purposes, the following information is furnished with respect to the taxable distributions of the Fund for its fiscal year ended December 31, 1996.

The Fund designated a distribution to shareholders of $2,827,636 as long-term capital gain dividends. Shareholders were mailed a 1996 U.S. Treasury Department form 1099-DIV in January 1997 representing their proportionate share.

U.S. Government Obligations: Income from these investments may be exempt from certain state and local taxes. The Fund did not have any assets invested in U.S. Treasury bonds, bills and notes at year end. The percentage of income derived from U.S. Treasury bonds, bills and notes was 0.52%. The Fund did not have any assets invested in obligations of other U.S. government agencies (excluding securities issued by Federal National Mortgage Association and Government National Mortgage Association) at year end. The percentage of income derived from these investments was 0.29%. For specific information on exemption provisions in your state, consult your local state tax office or your tax adviser.

With respect to the Fund's ordinary taxable income for the fiscal year ended December 31, 1996, 54.65% qualifies for the dividends received deduction available to corporations.


SHAREHOLDER MEETING (UNAUDITED)

On June 28, 1996, a special meeting of John Hancock Utilities Fund was held.

The shareholders approved an Agreement and Plan of Reorganization for the Fund. The shareholder votes were 3,573,403 FOR, 90,454 AGAINST and 364,954 ABSTAINING.

The shareholders elected the following Trustees with the votes as indicated:

NAME OF TRUSTEE                  FOR                      WITHHELD
----------------     --------------------------     --------------------
Dennis S. Aronowitz           4,740,358                    84,034
Edward J. Boudreau, Jr.       4,739,708                    84,685
Richard P. Chapman, Jr.       4,740,358                    84,034
William J. Cosgrove           4,740,358                    84,034
Douglas M. Costle             4,739,565                    84,828
Leland O. Erdahl              4,740,048                    84,344
Richard A. Farrell            4,740,358                    84,034
Gail D. Fosler                4,740,358                    84,034
William F. Glavin             4,739,953                    84,440
Anne C. Hodsdon               4,739,708                    84,685
Dr. John A. Moore             4,739,306                    85,086
Patti McGill Peterson         4,738,249                    86,143
John W. Pratt                 4,740,358                    84,034
Richard S. Scipione           4,739,786                    84,607
Edward J. Spellman            4,740,358                    84,034


A 1/2" by 1/2" John Hancock Funds logo in upper left hand corner of the page. A box sectioned in quadrants with a triangle in upper left, a circle in upper right, a cube in lower left and a diamond in lower right. A tag line below reads: "A Global Investment Management Firm."

101 Huntington Avenue, Boston, MA 02199-7603


Bulk Rate
U.S. Postage
PAID
Randolph, MA
Permit No. 75

This report is for the information of shareholders of the John Hancock Utilities Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.

A recycled logo in lower left hand corner with the caption "Printed on
Recycled Paper."              4100A   12/96
                                       2/97

--------------------------------------------------------------------------------
                               John Hancock Funds
--------------------------------------------------------------------------------






                                 Utilities Fund
                               SEMIANNUAL REPORT







                                 June 30, 1997

================================================================================

                                    TRUSTEES
                            Edward J. Boudreau, Jr.
                              Dennis S. Aronowitz*
                            Richard P. Chapman, Jr.*
                              William J. Cosgrove*
                               Douglas M. Costle*
                               Leland O. Erdahl*
                              Richard A. Farrell*
                                Gail D. Fosler*
                               William F. Glavin*
                                Anne C. Hodsdon
                               Dr. John A. Moore*
                             Patti McGill Peterson*
                                 John W. Pratt*
                              Richard S. Scipione
                              Edward J. Spellman*
                        *Members of the Audit Committee

                                    OFFICERS
                            Edward J. Boudreau, Jr.
                      Chairman and Chief Executive Officer
                               Robert G. Freedman
                               Vice Chairman and
                            Chief Investment Officer
                                Anne C. Hodsdon
                                   President
                                James B. Little
                           Senior Vice President and
                            Chief Financial Officer
                                Susan S. Newton
                          Vice President and Secretary
                               James J. Stokowski
                          Vice President and Treasurer
                               Thomas H. Connors
                           Second Vice President and
                               Compliance Officer

                                   CUSTODIAN
                         Investors Bank & Trust Company
                              200 Clarendon Street
                          Boston, Massachusetts 02116

                                 TRANSFER AGENT
                     John Hancock Signature Services, Inc.
                         1 John Hancock Way, Suite 1000
                        Boston, Massachusetts 02217-1000

                               INVESTMENT ADVISER
                          John Hancock Advisers, Inc.
                             101 Huntington Avenue
                        Boston, Massachusetts 02199-7603

                             PRINCIPAL DISTRIBUTOR
                            John Hancock Funds, Inc.
                             101 Huntington Avenue
                        Boston, Massachusetts 02199-7603

                                 LEGAL COUNSEL
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109


                               Chairman's Message

DEAR FELLOW SHAREHOLDERS:

The stock market has certainly put on a show since the start of the year. Stocks began 1997 on the high wires, bolstered by a near-perfect "Goldilocks" economy-not too hot, not too cold. In almost a straight shot, the Dow Jones Industrial Average soared through the 7000 level for the first time in early March. Just days later, stocks lost their footing and staged a month-long free-fall in a nervous reaction to rising interest rates and economic data that showed the economy was picking up steam. Stocks gave back all of their year's gain and suffered their worst decline since 1990 during this period. No sooner had real fears begun to beset investors then they were gone, erased in a euphoric rally caused by strong earnings and no signs of inflation. By the end of June, both the Dow and the broader Standard & Poor's 500 Stock Index had risen by 20%-a level not many thought the market would reach all year, let alone in six months. Bondholders have not enjoyed the same bounty, as the bond market has mostly stayed worried about the strength of the economy, the direction of interest rates, and the Federal Reserve's next moves to pre-empt inflation.

     But the stock market's latest advance has amazed many analysts and left them pondering their valuation models, since the market is now more expensive than it has been in decades. It's impossible to know what will happen next in the markets. But whether it's another strong move forward or a retreat, we recommend keeping a long-term perspective, rather than over-focusing on the market's daily twists and turns. While the economic backdrop seems to remain near perfect, the one thing we believe investors should be prepared for is more market volatility. It also makes sense to do something we've always advocated: set realistic expectations, since, as we've also seen this year, markets can move down as fast as they go up.

--------------------------------------------------------------------------------
A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief Executive Officer, flush right, next to second paragraph.
--------------------------------------------------------------------------------

     Use this time of heightened volatility as an opportunity to review your portfolio's asset allocations with your investment professional. After such a strong advance in equities over the last two and a half years, it could be time to rebalance your portfolio, if you haven't already, to maintain your desired targets of diversification. As part of that process, make sure that your investment strategies still reflect your individual time horizons, objectives and risk tolerance. Despite turbulence, one thing remains constant. A well-constructed plan and a cool head can be the best tools for reaching your financial goals.

Sincerely,

/s/ Edward J. Boudreau, Jr.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER

================================================================================

                    By Gregory K. Phelps, Portfolio Manager

                                  John Hancock
                                 Utilities Fund

                    Mergers boost telecommunications stocks;
              electric utilities volatile with interest-rate moves


A wave of merger and acquisition activity propelled telecommunications stocks to the near-top of the stock market pack during the past six months. The Federal Communications Commission cleared the way for "baby bells" Bell Atlantic and NYNEX to combine, long-distance provider MCI and British Telecom progressed toward their proposed union and the rumor mill churned with speculation of a possible marriage between telecom giant AT&T and baby bell SBC Communications. Excited about the prospect of further merger and acquisition activity-and the cost savings and higher profits that could potentially emerge from those unions-investors sent tele-communications stock prices higher in the first half of 1997.

     Investors didn't share the same enthusiasm for natural gas stocks, however. Unlike their telecommunications counterparts, natural gas companies suffered when expected mergers between electric and natural gas utilities failed to materialize. Moreover, lower natural gas prices resulting from a relatively warm winter and higher interest rates kept a lid on natural gas stock prices.

"...electric
utility stocks
battled a
major bout
of volatility
during the
period..."

     Meanwhile, electric utility stocks battled a major bout of volatility during the period. Electric stocks spent the first quarter of 1997 hamstrung by higher interest rates and falling bond prices (electric stock prices generally correlate with price movements in the bond market). But in May and June, electric stocks rebounded thanks to renewed investor interest due in part to their attractive prices and relatively high dividend yields.

--------------------------------------------------------------------------------
A 2 1/4" by 3 1/2" photo of Gregory Phelps. Caption reads "Gregory K. Phelps."
--------------------------------------------------------------------------------

================================================================================

                      John Hancock Funds - Utilities Fund


--------------------------------------------------------------------------------
Pie chart entitled "Portfolio Diversification" at top left hand column. The chart is divided into six sections. Going from top right to left: Natural Gas Utilities 37%; Oil & Gas 2%; Telephone & Other Utilities 15%; Telecommunications 3%; Electric Utilities 37%; Short-Term Investments & Other 6%. Footnote below states "As a percentage of net assets on June 30, 1997."
--------------------------------------------------------------------------------

"...we
decreased
the Fund's
holding in
gas utility
stocks..."

Performance overview
John Hancock Utilities Fund's Class A and Class B shares had total returns of 4.87% and 4.52%, respectively, at net asset value. By comparison, the average utilities fund had a total return of 7.55%, according to Lipper Analytical Services, Inc.1 Please see pages six and seven for longer-term performance information. The Fund's underperformance can be attributed to two factors. First, we maintained a defensive stance throughout the period, keeping higher levels of cash and a larger weighting in cushion-preferred stocks, those with above-average dividend yields that tend to "cushion" them against price swings. While that posture served the Fund well in the early part of 1997 when interest rates were rising, it detracted from performance in May and June when the stock and bond markets rallied. While we were able to capture some of the recent surge by paring back our cash and preferred-stock positions and investing in more telecommunications and electric companies, in hindsight our posture remained too defensive for too long.

--------------------------------------------------------------------------------
Table entitled "Scorecard" at bottom of left hand column. The header for the left hand column is "Investment"; the header for the right column is "Recent performance .. and what's behind the numbers." The first listing is "Natural gas stocks" followed by a down arrow and the phrase "Warm winter, lack of takeovers curtails price gains." The second listing is "Telebras" followed by an up arrow and the phrase "Continued growth in Brazil for phone service." The third listing is "Bell Atlantic" followed by an up arrow and the phrase "Progress toward proposed merger with Nynex." Footnote below states "See "Schedule of Investments." Investment holdings are subject to change."
--------------------------------------------------------------------------------

Strategic shifts
Throughout the period, we decreased the Fund's holding in gas utility stocks to 37% of net assets at the end of June, from 43% at the end of 1996. In our view, long-term trends continue to favor this sector, even though shorter-term declines made us temporarily cautious. Many cash-rich electric utilities have their eye on gas utilities as a way to broaden their energy offerings and as a defensive tactic to prevent competitors from gaining access to their service areas. Unfortunately, only a tiny handful of these transactions were announced during the past six months. Given their recent weak performance, it seemed prudent to sell some of our smaller-capitalization gas distribution utility stocks and look for more attractive opportunities elsewhere.

     We deployed the proceeds from the sale of our gas utility stocks into selected electric utility, telecommunications companies and foreign utilities. In the electric sector, we looked for companies with low operating risk and good total return potential. One example is Teco Energy, a combined electric and gas provider to a fast-growing part of Florida. The company has no nuclear exposure and is experiencing impressive revenue growth from its unregulated energy-related business including coal and methane production, oil and gas exploration and production and barge transportation. Another electric favorite was UtiliCorp United, Inc. The company is partnering with AT&T, Peco Energy and ADT to provide one-stop-shopping for elec-

================================================================================

                      John Hancock Funds - Utilities Fund


--------------------------------------------------------------------------------
Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote: "For the year ended June 30, 1997." The chart is scaled in increments of 2% from bottom to top, with 10% at the top and 0% at the bottom. Within the chart, there are three solid bars. The first represents the 4.87% total return for John Hancock Utilities Fund: Class A. The second represents the 4.52% total return for John Hancock Utilities Fund: Class B. The third represents the 7.55% total return for the average utilities fund. The footnote below states: "Total returns for John Hancock Utilities Fund are at net asset value with all distributions reinvested. The average utilities fund is tracked by Lipper Analytical Services. See the following two pages for historical performance information."
--------------------------------------------------------------------------------

tric, phone, gas and home security services, among others.

     To our  telecommunications  roster  we  added  GTE,  which  could be a very attractive acquisition or partner candidate with another large telecommunications company. But irrespective of a possible merger, we think that the company is attractive in its own right because it is making major investments in Internet servers and is taking steps to be a formidable nationwide player in the long distance service. Moreover, the stock offers a higher dividend yield than most telecom stocks. Two of our largest telecommunications holdings were some of the best performers. NYNEX and Bell Atlantic both did well as they proceeded toward their union.

Increase in foreign exposure
Foreign utilities have some advantages over domestic utilities. Most foreign markets are comparatively underdeveloped, and millions of people don't have phones or electricity. As nations modernize, many foreign utility companies should enjoy attractive growth rates. During the period we added foreign holdings as well as domestic utilities with foreign investments. One example is Southern Company, which owns a large portion of Consolidated Electric Power of Asia. In addition to its growing portfolio of foreign electric ventures, we also like the company for its proven management team and its successful domestic operations. We also added PowerGen, a U.K. electric generator with no nuclear exposure and successful energy investments outside its borders.

"...electric
stocks are
priced
attractively
relative
to other
segments
of the
market..."

Outlook
By the end of June it appeared that some of the euphoria over telecommunications merger activity was waning when the sector suffered from a bout of profit taking. In our view, telecom stocks are unlikely to repeat their strong performance in the second half. Therefore, we think that the most attractive opportunities are in the electric and natural gas sectors. Because they have underperformed the stock market as a whole, electric stocks are priced attractively relative to other segments of the stock market, especially given their high dividend yield. As always, the key to electric company stocks' performance will be interest rates.

--------------------------------------------------------------------------------
This commentary reflects the views of the portfolio manager through the end of the Fund's period discussed in this report. Of course, the manager's views are subject to change as market and other conditions warrant.

1Figures from Lipper Analytical Services, Inc. include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.

================================================================================
--------------------------------------------------------------------------------
                             A LOOK AT PERFORMANCE
--------------------------------------------------------------------------------


The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Utilities Fund. Total return is a performance measure that equals the sum of all income and capital gains distributions, assuming reinvestment of these distributions and the change in the price of the Fund's shares, expressed as a percentage of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 5% for Class A shares. The effect of the maximum contingent deferred sales charge for Class B shares (maximum 5% and declining to 0% over six years) is included in Class B performance. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them. Please see the prospectus for risks associated with industry segment investing.

--------------------------------------------------------------------------------
                            CUMULATIVE TOTAL RETURNS
--------------------------------------------------------------------------------

For the period ended June 30, 1997
                                                       ONE      LIFE OF
                                                       YEAR      FUND
                                                      -------  --------
John Hancock Utilities Fund: Class A                   7.76%    31.77%(1)
John Hancock Utilities Fund: Class B                   7.56%    32.48%(1)

--------------------------------------------------------------------------------
                          AVERAGE ANNUAL TOTAL RETURNS
--------------------------------------------------------------------------------

For the period ended June 30, 1997
                                                       ONE      LIFE OF
                                                       YEAR      FUND
                                                      -------  --------
John Hancock Utilities Fund: Class A(2)               7.76%      8.43%(1)
John Hancock Utilities Fund: Class B(2)               7.56%      8.60%(1)




                              Notes to Performance

(1)  Class A shares and Class B shares commenced on February 1, 1994.
(2) Without the limitation of expenses, the average annualized total returns for the one-year period and since inception for Class A shares would have been 7.36% and 6.93%, respectively. Without the limitation of expenses, the average annualized total returns for the one-year period and since inception for Class B shares would have been 7.16% and 7.10%, respectively.
Note:
Due to a printer error in the annual report dated December 31, 1996, a line was dropped from footnote (2) of the "Notes to Performance" section on Page 6. The complete sentence was: "Without the limitation of expenses, the average annualized total returns for the one-year period and since inception would have been 7.36% and 6.45% for Class A shares and 7.18% and 6.75% for Class B shares, respectively.

================================================================================
                    WHAT HAPPENED TO A $10,000 INVESTMENT...
--------------------------------------------------------------------------------


The charts on the right show how much a $10,000 investment in the John Hancock Utilities Fund would be worth on June 30, 1997. They assume that you either had invested on the day each class of shares started, or that you have been invested for the most recent 10 years. In either case, they also assume that you have reinvested all distributions. For comparison, we've shown the same $10,000 investment in the Dow Jones Utilities Average-an unmanaged index that measures the performance of the utility industry in the United States. It consists of 15 actively traded stocks representing a cross-section of corporations involved in various phases of the utility industry.

--------------------------------------------------------------------------------
Line chart with the heading Utilities Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines.

The first line represents the value of the hypothetical $10,000 investment made in the Utilities Fund on February 1, 1994, before sales charge, and is equal to $13,871 as of June 30, 1997. The second line represents the Utilities Fund after sales charge and is equal to $13,177 as of June 30, 1997. The third line represents the value of the Dow Jones Utilities Average Index and is equal to $10,035 as of June 30, 1997.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Line chart with the heading Utilities Fund: Class B, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines.

The first line represents the value of the hypothetical $10,000 investment made in the Utilities Fund on February 1, 1994, before contingent deferred sales charge, and is equal to $13,548 as of June 30, 1997. The second line represents the Utilities Fund after sales charge and is equal to $13,248 as of June 30, 1997. The third line represents the value of the Dow Jones Utilities Average Index and is equal to $10,035 as of June 30, 1997.
--------------------------------------------------------------------------------

================================================================================
                              FINANCIAL STATEMENTS

                      John Hancock Funds - Utilities Fund


The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on June 30, 1997. You'll also find the net asset value and the maximum offering price per share as of that date.

Statement of Assets and Liabilities
June 30, 1997 (Unaudited)
--------------------------------------------------------------------------------

Assets:
  Investments at value - Note C:
    Common Stocks (cost - $52,650,598) .........................  $  59,563,169
    Preferred Stocks (cost - $5,614,238) .......................      5,783,050
    Joint repurchase agreement (cost - $2,108,000) .............      2,108,000
                                                                  -------------
 ...............................................................     67,454,219
  Receivable for investments sold ..............................        554,667
  Receivable for shares sold ...................................         11,242
  Dividends and interest receivable ............................        402,891
  Foreign tax receivable .......................................          1,958
  Deferred organization expense - Note A .......................         14,646
  Other assets .................................................          1,956
                                                                  -------------
                              Total Assets .....................     68,441,579
                              -------------------------------------------------
Liabilities:
  Payable for investments purchased ............................      1,264,468
  Payable for shares repurchased ...............................        129,562
  Payable to John Hancock Advisers, Inc.
    and affiliates - Note B ....................................         57,058
  Accounts payable and accrued expenses ........................         17,652
                                                                  -------------
                              Total Liabilities ................      1,468,740
                              -------------------------------------------------
Net Assets:
  Capital paid-in ..............................................     57,575,958
  Accumulated net realized gain on investments .................      2,310,302
  Net unrealized appreciation of investments ...................      7,081,776
  Undistributed net investment income ..........................          4,803
                                                                  -------------
                              Net Assets .......................  $  66,972,839
                              =================================================

Net Asset Value Per Share:
  (Based on net asset values and shares of beneficial
  interest outstanding - unlimited number of shares
  authorized with no par value, respectively)
  Class A - $22,469,967 / 2,411,722 ............................  $        9.32
  =============================================================================
  Class B - $44,502,872 / 4,790,787 ............................  $        9.29
  =============================================================================
Maximum Offering Price Per Share*
  Class A - ($9.32 x 105.26%) ..................................  $        9.81
  =============================================================================
* On single retail sales of less than $50,000. On sales of $50,000 or more and on group sales the offering price is reduced.


The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated.

Statement of Operations
Six months ended June 30, 1997 (Unaudited)
--------------------------------------------------------------------------------

Investment Income:
  Dividends (net of foreign withholding taxes of $5,873) .......    $ 1,728,237
  Interest .....................................................         76,525
                                                                    -----------
 ...............................................................      1,804,762
                                                                    -----------
  Expenses:
    Investment management fee - Note B .........................        244,170
    Distribution and service fee - Note B
      Class A ..................................................         34,166
      Class B ..................................................        234,927
    Transfer agent fee - Note B ................................         99,244
    Custodian fee ..............................................         20,100
    Registration and filing fees ...............................         19,861
    Auditing fee ...............................................          9,670
    Printing ...................................................          8,489
    Financial services fee - Note B ............................          6,540
    Organization expense - Note A ..............................          4,570
    Trustees' fees .............................................          2,840
    Miscellaneous ..............................................          1,362
    Legal fees .................................................            678
                                                                    -----------
                              Total Expenses ...................        686,617
                              -------------------------------------------------
                              Less Expense
                              Reductions - Note B ..............   (    139,899)
                              -------------------------------------------------
                              Net Expenses .....................        546,718
                              -------------------------------------------------
                              Net Investment Income ............      1,258,044
                              -------------------------------------------------

Realized and Unrealized Gain (Loss) on Investments:
  Net realized gain on investments sold ........................      1,843,362
  Change in net unrealized appreciation/depreciation
    of investments .............................................   (    125,396)
                                                                    -----------
                              Net Realized and Unrealized
                              Gain on Investments ..............      1,717,966
                              -------------------------------------------------
                              Net Increase in Net Assets
                              Resulting from Operations ........    $ 2,976,010
                              =================================================

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                      John Hancock Funds - Utilities Fund


Statement of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                                  PERIOD FROM       SIX MONTHS ENDED
                                                                                 YEAR ENDED     JUNE 1, 1996 TO       JUNE 30, 1997
                                                                                MAY 31, 1996   DECEMBER 31, 1996 (1)   (UNAUDITED)
                                                                                ------------   ---------------------   -----------
Increase (Decrease) in Net Assets:
From Operations:
  Net investment income .....................................................   $  2,821,920      $  2,112,347       $  1,258,044
  Net realized gain on investments sold and foreign currency transactions ...      3,976,064         2,892,488          1,843,362
  Change in net unrealized appreciation/depreciation of investments .........      2,347,755         2,412,392      (     125,396)
                                                                                ------------      ------------       ------------
  Net Increase in Net Assets Resulting from Operations ......................      9,145,739         7,417,227          2,976,010
                                                                                ------------      ------------       ------------
Distributions to Shareholders:
  Dividends from net investment income
    Class A - ($0.4066, $0.3540 and $0.1865 per share, respectively) ........  (   1,082,445)    (     858,923)     (     462,623)
    Class B - ($0.3441, $0.3052 and $0.1548 per share, respectively) ........  (   1,783,735)    (   1,614,575)     (     788,822)
  Distributions from net realized gain on investments sold
    Class A - ($0.0963, $0.7294 and none per share, respectively) ...........  (     311,873)    (   1,758,261)              -
    Class B - ($0.0963, $0.7294 and none per share, respectively) ...........  (     513,330)    (   3,816,535)              -
                                                                                ------------      ------------       ------------
      Total Distributions to Shareholders ...................................  (   3,691,383)    (   8,048,294)     (   1,251,445)
                                                                                ------------      ------------       ------------
From Fund Share Transactions - Net*: ........................................      7,306,556         5,121,469      (   9,575,732)
                                                                                ------------      ------------       ------------
Net Assets:
  Beginning of period .......................................................     57,572,692        70,333,604         74,824,006
                                                                                ------------      ------------       ------------
  End of period (including undistributed net investment income of $361,151 and distributions in excess of net investment
    income of $1,796, and undistributed net investment income
    of $4,803, respectively) ................................................   $ 70,333,604      $ 74,824,006       $ 66,972,839
                                                                                ============      ============       ============

* Analysis of Fund Share Transactions:                                                PERIOD FROM            SIX MONTHS ENDED
                                                            YEAR ENDED              JUNE 1, 1996 TO            JUNE 30, 1997
                                                           MAY 31, 1996          DECEMBER 31, 1996 (1)           (UNAUDITED)
                                                       -----------------------   -----------------------    ----------------------
                                                        SHARES       AMOUNT       SHARES       AMOUNT        SHARES       AMOUNT
                                                       ---------   -----------   ---------   -----------    --------   -----------
CLASS A
  Shares sold .......................................  4,072,162   $35,815,891   1,071,338   $ 9,968,327     218,953   $ 1,989,609
  Shares issued to shareholders in reinvestment
    of distributions ................................    107,077       941,191     265,854     2,397,803      44,545       406,290
                                                       ---------   -----------   ---------   -----------   ---------   -----------
 ....................................................  4,179,239    36,757,082   1,337,192    12,366,130     263,498     2,395,899
  Less shares repurchased ........................... (3,987,048) ( 35,252,919) (1,175,294) ( 10,956,893) (  474,511) (  4,289,642)
                                                       ---------   -----------   ---------   -----------   ---------   -----------
  Net increase (decrease) ...........................    192,191   $ 1,504,163     161,898   $ 1,409,237  (  211,013) ($ 1,893,743)
                                                       ---------   -----------   ---------   -----------   ---------   -----------
CLASS B
  Shares sold .......................................  2,183,807   $18,762,882     835,138   $ 7,777,441     323,248   $ 2,917,298
  Shares issued to shareholders in reinvestment
    of distributions ................................    161,956     1,417,990     489,560     4,404,386      67,959       617,967
                                                       ---------   -----------   ---------   -----------   ---------   -----------
 ....................................................  2,345,763    20,180,872   1,324,698    12,181,827     391,207     3,535,265
  Less shares repurchased ........................... (1,656,864) ( 14,378,479) (  904,956) (  8,469,595) (1,246,368) ( 11,217,254)
                                                       ---------   -----------   ---------   -----------   ---------   -----------
  Net increase (decrease) ...........................    688,899   $ 5,802,393     419,742   $ 3,712,232  (  855,161) ($ 7,681,989)
                                                       =========   ===========   =========   ===========   =========   ===========

(1)  Effective  December  31,  1996,  the fiscal year end changed from May 31 to December  31.

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment gains and losses, distributions paid to shareholders, and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold, reinvested and repurchased, along with the corresponding dollar value.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                      John Hancock Funds - Utilities Fund


Financial Highlights
Selected data for a share of beneficial interest outstanding throughout each period indicated, investment returns, key ratios and supplemental data are listed as follows:
--------------------------------------------------------------------------------

                                                                                                     PERIOD FROM
                                                                            YEAR ENDED MAY 31,     JUNE 1, 1996 TO  SIX MONTHS ENDED
                                                                    ------------------------------ TO DECEMBER 31,   JUNE 30, 1997
                                                                     1994(1)       1995       1996     1996(9)        (UNAUDITED)
                                                                    --------     -------    -------   --------        -----------
CLASS A
Per Share Operating Performance
  Net Asset Value, Beginning of Period ..........................   $  8.50      $  8.26    $  8.48   $  9.17           $  9.07
                                                                    -------      -------    -------   -------           -------
  Net Investment Income (2) .....................................      0.12         0.44       0.41      0.30              0.18
  Net Realized and Unrealized Gain (Loss) on Investments
    and Foreign Currency Transactions ...........................  (   0.36)        0.12       0.79      0.68              0.26
                                                                    -------      -------    -------   -------           -------
    Total from Investment Operations ............................  (   0.24)        0.56       1.20      0.98              0.44
                                                                    -------      -------    -------   -------           -------
  Less Distributions:
  Dividends from Net Investment Income ..........................       -       (   0.34)  (   0.41) (   0.35)         (   0.19)
  Distributions from Net Realized Gain on Investments Sold ......       -            -     (   0.10) (   0.73)              -
                                                                    -------      -------    -------   -------           -------
    Total Distributions .........................................       -       (   0.34)  (   0.51) (   1.08)         (   0.19)
                                                                    -------      -------    -------   -------           -------
  Net Asset Value, End of Period ................................   $  8.26      $  8.48    $  9.17   $  9.07           $  9.32
                                                                    =======      =======    =======   =======           =======
  Total Investment Return at Net Asset Value (3) ................  (  2.82%)(4)    7.10%     14.44%    11.05%(4)          4.87%(4)
  Total Adjusted Investment Return at Net Asset Value (3, 5) ....  ( 13.89%)(4)    6.44%     14.01%    10.78%(4)          4.67%(4)

Ratios and Supplemental Data
  Net Assets,  End of Period (000s omitted) .....................   $   781      $19,229    $22,574   $23,781           $22,470
  Ratio of Expenses to Average Net Assets .......................     1.00%(6)     1.04%      1.04%     1.06%(6)          1.10%(6)
  Ratio of  Adjusted  Expenses  to Average  Net Assets (7) ......    12.07%(6)     1.70%      1.47%     1.51%(6)          1.50%(6)
  Ratio of Net Investment Income to Average Net Assets ..........     4.53%(6)     5.39%      4.49%     5.44%(6)          4.08%(6)
  Ratio of Adjusted Net Investment Income (Loss)
    to Average  Net Assets (7) ..................................  (  6.54%)(6)    4.73%      4.06%     4.99%(6)          3.68%(6)
  Portfolio Turnover  Rate ......................................        6%          98%       124%       48%               31%
  Fee Reduction Per Share (2) ...................................    $ 0.27      $  0.05    $  0.04   $  0.02           $  0.02
  Average  Brokerage  Commission  Rate (8) ......................       N/A          N/A        N/A   $0.0700           $0.0700

The Financial Highlights summarizes the impact of the following factors on a single share for each periods indicated: the net investment income, gains (losses), distributions and total investment returns of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period. Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                      John Hancock Funds - Utilities Fund


Financial Highlights (continued)
--------------------------------------------------------------------------------

                                                                                                     PERIOD FROM
                                                                            YEAR ENDED MAY 31,     JUNE 1, 1996 TO  SIX MONTHS ENDED
                                                                    ------------------------------ TO DECEMBER 31,   JUNE 30, 1997
                                                                     1994(1)       1995       1996     1996(9)        (UNAUDITED)
                                                                    --------     -------    -------   --------        -----------
CLASS B
Per Share Operating Performance
  Net Asset Value, Beginning of Period ..........................   $  8.50      $  8.25    $  8.45   $  9.14           $  9.04
                                                                    -------      -------    -------   -------           -------
  Net Investment Income (2) .....................................      0.08         0.38       0.34      0.26              0.15
  Net Realized and Unrealized Gain (Loss) on Investments
    and Foreign Currency Transactions ...........................  (   0.33)        0.12       0.79      0.68              0.25
                                                                    -------      -------    -------   -------           -------
    Total from Investment Operations ............................  (   0.25)        0.50       1.13      0.94              0.40
                                                                    -------      -------    -------   -------           -------
  Less Distributions:
  Dividends from Net Investment Income ..........................       -       (   0.30)  (   0.34) (   0.31)         (   0.15)
  Distributions from Net Realized Gain on Investments Sold ......       -            -     (   0.10) (   0.73)              -
                                                                    -------      -------    -------   -------           -------
    Total Distributions .........................................       -       (   0.30)  (   0.44) (   1.04)         (   0.15)
                                                                    -------      -------    -------   -------           -------
  Net Asset Value, End of Period ................................   $  8.25      $  8.45    $  9.14   $  9.04           $  9.29
                                                                    =======      =======    =======   =======           =======
  Total Investment Return at Net Asset Value (3) ................  (  2.94%)(4)    6.31%     13.68%    10.50%(4)          4.52%(4)
  Total Adjusted Investment Return at Net Asset Value (3, 5) ....  ( 14.01%)(4)    5.65%     13.25%    10.23%(4)          4.32%(4)

Ratios and Supplemental Data
  Net Assets, End of Period (000s omitted) ......................   $   445      $38,344    $47,759   $51,043           $44,503
  Ratio of Expenses to Average Net Assets .......................     1.72%(6)     1.71%      1.77%     1.75%(6)          1.80%(6)
  Ratio of Adjusted Expenses to Average Net Assets (7) ..........    12.79%(6)     2.37%      2.20%     2.20%(6)          2.20%(6)
  Ratio of Net Investment Income to Average Net Assets ..........     4.20%(6)     4.64%      3.77%     4.74%(6)          3.38%(6)
  Ratio of Adjusted Net Investment Income (Loss)
    to Average Net Assets (7) ...................................  (  6.87%)(6)    3.98%      3.34%     4.29%(6)          2.98%(6)
  Portfolio Turnover Rate .......................................        6%          98%       124%       48%               31%
  Fee Reduction Per Share (2) ...................................   $  0.27      $  0.05    $  0.04   $  0.02           $  0.02
  Average Brokerage Commission Rate (8) .........................       N/A          N/A        N/A   $0.0700           $0.0700

(1)      Class A and Class B shares commenced operations on February 1, 1994.
(2)      Based on the average of shares outstanding at the end of each month.
(3)      Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4)      Not annualized.
(5)      An estimated total return calculation that does not take into consideration fee reductions by the Adviser during the periods shown.
(6)      Annualized.
(7)      Unreimbursed, without fee reduction.
(8)      Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(9)      Effective December 31, 1996, the fiscal year end changed from May 31 to December 31.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                      John Hancock Funds - Utilities Fund


Schedule of Investments
June 30, 1997 (Unaudited)
--------------------------------------------------------------------------------

The Schedule of Investments is a complete list of all securities owned by the Utilities Fund on June 30, 1997. It's divided into three main categories: common stocks, preferred stocks and short-term investments. Common and preferred stocks are further broken down by industry group. Short-term investments, which represent the Fund's "cash" position, are listed last.

                                                                      MARKET
ISSUER, DESCRIPTION                     NUMBER OF SHARES              VALUE
-------------------                     ----------------              -----

COMMON STOCKS
Oil & Gas (7.87%)
  Coastal Corp. (Class A) .............      17,000                 $   904,188
  Columbia Gas System, Inc. ...........      11,000                     717,750
  El Paso Natural Gas Co. .............      14,500                     797,500
  Equitable Resources, Inc ............      30,000                     851,250
  Tejas Gas Corp.* ....................      19,800                     777,150
  Williams Cos., Inc. (The) ...........      28,000                   1,225,000
                                                                    -----------
                                                                      5,272,838
                                                                    -----------
Telecommunications (8.69%)
  Bell Atlantic Corp. .................      14,750                   1,119,156
  BellSouth Corp. .....................      20,000                     927,500
  GTE Corp. ...........................      20,000                     877,500
  NYNEX Corp. .........................      20,000                   1,152,500
  SBC Communications, Inc. ............       8,000                     495,000
  Telecomunicacoes Brasileiras S/A,
    American Depositary Receipts
    ADR (Brazil) ......................       5,000                     758,750
  U.S. WEST Media * ...................      24,000                     486,000
                                                                    -----------
                                                                      5,816,406
                                                                    -----------
Utilities (72.38%)
  Allegheny Power System, Inc. ........      30,500                     813,969
  Bay State Gas Co. ...................      36,800                     979,800
  Boston Edison Co. ...................      40,000                   1,055,000
  Brooklyn Union Gas Co. ..............      20,000                     572,500
  CalEnergy Inc. * ....................      12,000                     456,000
  CMS Energy Corp. ....................      57,000                   2,009,250
  Colonial Gas Co. ....................      14,000                     294,875
  Connecticut Energy Corp. ............      33,000                     800,250
  Consolidated Natural Gas Co. ........      12,500                     672,656
  Delmarva Power & Light Co. ..........      44,000                     838,750

                                                                      MARKET
ISSUER, DESCRIPTION                     NUMBER OF SHARES              VALUE
-------------------                     ----------------              -----

Utilities (continued)
  DTE Energy Co. ......................      18,500                 $   511,063
  Duke Energy Corp. ...................      20,000                     958,750
  Eastern Enterprises .................      27,000                     936,562
  Edison International ................      22,000                     547,250
  EDP-Electricidade de portugal, S.A.
    ADR (Portugal) * ..................      10,500                     378,000
  Energen Corp. .......................      50,000                   1,684,375
  Florida Progress Corp. ..............      26,500                     829,781
  IPALCO Enterprises, Inc. ............      29,000                     906,250
  KN Energy, Inc. .....................      30,000                   1,263,750
  Long Island Lighting Co. ............      70,000                   1,610,000
  MCN Energy Group Inc. ...............      20,000                     612,500
  MDU Resources Group, Inc. ...........      55,000                   1,320,000
  MidAmerican Energy Holdings Co. .....      57,000                     986,812
  National Fuel Gas Co. ...............      36,000                   1,509,750
  National Power PLC, ADR
    (United Kingdom) ..................      25,000                     879,688
  New England Electric System .........      37,000                   1,369,000
  New Jersey Resources Corp. ..........      35,000                   1,098,125
  NICOR, Inc. .........................      27,000                     968,625
  NUI Corp. ...........................      52,000                   1,166,750
  ONEOK Inc. ..........................      30,400                     978,500
  Pacific Enterprises .................      50,000                   1,681,250
  PacifiCorp ..........................      50,000                   1,100,000
  People's Energy Corp ................      30,000                   1,123,125
  Piedmont Natural Gas Co., Inc. ......      30,000                     770,625
  PowerGen PLC, ADR (United Kingdom) ..       9,000                     436,500
  Providence Energy Corp. .............      42,000                     735,000
  Public Service Enterprise Group, Inc.      32,000                     800,000
  Puget Sound Power & Light Co. .......      37,000                     980,500
  Questar Corp. .......................      20,000                     807,500
  SCANA Corp. .........................      10,600                     263,013
  Sierra Pacific Resources ............      30,000                     960,000
  South Jersey Industries, Inc. .......      49,000                   1,090,250
  Southern Co. ........................      31,000                     678,125
  Teco Energy, Inc. ...................      29,000                     741,313
  Unicom Corp. ........................      20,000                     445,000
  United Cities Gas Co. ...............      60,000                   1,410,000
  UtiliCorp United, Inc. ..............      47,000                   1,368,875
  Washington Gas Light Co. ............      43,500                   1,092,937

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

                      John Hancock Funds - Utilities Fund


                                                                      MARKET
ISSUER, DESCRIPTION                     NUMBER OF SHARES              VALUE
-------------------                     ----------------              -----

Utilities (continued)
  Washington Water Power Co. ............    48,500                     951,812
  Wicor, Inc. ...........................    30,100                 $ 1,172,019
  Yankee Energy System Inc. .............    35,000                     857,500
                                                                    -----------
                                                                     48,723,925
                                                                    -----------
                    TOTAL COMMON STOCKS
                     (Cost $52,650,598)    ( 88.94%)                 59,563,169
                                            -------                 -----------
PREFERRED STOCKS
Banks - United States (0.89%)
  Chase Manhattan Corp., 10.84%, Ser C ..    19,300                     594,681

Diversified Operations (1.53%)
  El Paso Tennessee Pipeline Co.,
    8.25%, Ser A ........................    19,000                   1,026,000

Finance (1.38%)
  SI Financing Trust I, 9.50% ...........    35,000                     925,313

Utilities (4.83%)
  Capita Preferred Trust, 9.06% .........    20,000                     512,200
  Kentucky Power, 8.72%, Ser A ..........    48,700                   1,250,981
  MCN Michigan L.P., 9.375%, Ser A ......    30,000                     787,500
  Sprint Corp. 8.25% ....................    19,000                     686,375
                                                                    -----------
                                                                      3,237,056
                                                                    -----------
                 TOTAL PREFERRED STOCKS
                      (Cost $5,614,238)    (  8.63%)                  5,783,050
                                            -------                 -----------


                                 INTEREST           PAR VALUE         MARKET
ISSUER, DESCRIPTION                RATE           000s OMITTED)       VALUE
-------------------                ----           -------------       -----

SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (3.15%)
  Investment in a joint repurchase
    agreement transaction with
    Toronto Dominion Securities
    USA, Inc. - Dated 06-30-97,
    Due 07-01-97 (secured by
    U.S. Treasury Notes, 5.625%
    thru 8.125% Due 07-31-97
    thru 11-15-04) - Note A ....  5.97%            $  2,108         $ 2,108,000
                                                                    -----------
           TOTAL SHORT-TERM INVESTMENTS            (  3.15%)          2,108,000
                                                    -------         -----------
                     TOTAL  INVESTMENTS            (100.72%)        $67,454,219
                                                    =======         ===========

*    Non-income producing security.

The percentage shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.









                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                      John Hancock Funds - Utilities Fund


(UNAUDITED)
NOTE A -
ACCOUNTING POLICIES

John Hancock Capital Series (the "Trust") is an open-end management investment company registered under the Investment Company Act of 1940. The Trust consists of three series portfolios: John Hancock Utilities Fund (the "Fund"), John Hancock Independence Equity Fund and John Hancock Special Value Fund. The other two series of the Trust are reported in separate financial statements. The investment objective of the Fund is to seek current income and, to the extent consistent with objective, growth of income and long-term growth of capital.

     The Trustees have authorized the issuance of multiple classes of shares of the Fund, designated as Class A and Class B shares. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution and service expenses under terms of a distribution plan have exclusive voting rights to that distribution plan.

     Significant policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt instruments maturing within 60 days are valued at amortized cost which approximates market value. All portfolio transactions initially expressed in terms of foreign currencies have been translated into U.S. dollars as described in "Foreign Currency Translation" below.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement transaction. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obli-gations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis. Capital gains realized on some foreign securities are subject to foreign taxes and are accrued as applicable.

FEDERAL INCOME TAXES The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all its taxable income, including any net realized gain on investments, to its shareholders. Therefore, no federal income tax provision is required.

DIVIDENDS, DISTRIBUTIONS AND INTEREST Dividend income on investment securities is recorded on the ex-dividend date or, in the case of some foreign securities, on the date thereafter when the Fund is made aware of the dividend. Interest income on investment securities is recorded on the accrual basis. Foreign income may be subject to foreign withholding taxes which are accrued as applicable.

     The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class.

     CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are determined at the Fund level and allocated daily to each class of shares based on the relative net assets of the respective classes. Distribution and service fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable to each class.

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                      John Hancock Funds - Utilities Fund


EXPENSES The majority of the expenses of the Trust are directly identifiable to an individual fund. Expenses which are not readily identifiable to a specific fund are allocated in such a manner as deemed equitable, taking into consideration, among other things, the nature and type of expense and the relative sizes of the funds.

ORGANIZATION EXPENSE Expenses incurred in connection with the organization of the Fund have been capitalized and are being charged to the Fund's operations ratably over a five-year period that began with the commencement of investment operations of the Fund.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amounts of assets, liabilities, revenues and expenses of the Fund. Actual results could differ from these estimates.

BANK BORROWINGS The Fund is permitted to have bank borrowings for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The Fund had no borrowing activity for the period ended June 30, 1997.

FOREIGN CURRENCY TRANSLATION All assets or liabilities initially expressed in terms of foreign currencies are translated into U.S. dollars based on London currency exchange quotations as of 5:00 p.m., London time, on the date of any determination of the net asset value of the Fund. Transactions affecting statement of operations accounts and net realized gain/(loss) on investments are translated at the rates prevailing at the dates of the transactions.

     The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

     Reported net realized foreign exchange gains or losses arise from sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end resulting from changes in the exchange rate.

NOTE B -
MANAGEMENT FEE AND
TRANSACTIONS WITH AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent, on an annual basis, to the sum of (a) 0.70% of the first $250,000,000 of the Fund's average daily net asset value and (b) 0.65% of the Fund's average daily net asset value in excess of $250,000,000.

     The Adviser has agreed to limit Fund expenses, including the management fee (but not including the transfer agent fee and the 12b-1 fee), to 0.50% of the Fund's average daily net assets. Accordingly, the reduction in the Adviser's fee amounted to $139,899 for the period ended June 30, 1997. The Adviser reserves the right to terminate this limitation in the future.

     The Fund has a distribution agreement with John Hancock Funds, Inc. ("JH Funds"), a wholly owned subsidiary of the Adviser. For the period ended June 30, 1997, JH Funds received net sales charges of $34,772 with regard to sales of Class A shares. Out of this amount, $5,333 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $14,132 was paid as sales commissions to unrelated broker-dealers, and $15,307 was paid as sales commissions to sales personnel of John Hancock Distributors, Inc. ("Distributors"), a related broker-dealer. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company ("JHMLICo"), is the indirect sole shareholder of Distributors.

     Class B shares which are redeemed within six years of purchase are subject to a contingent deferred sales charge ("CDSC") at declining rates beginning at 5.00% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from the CDSC are paid to JH Funds and are used

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

                      John Hancock Funds - Utilities Fund


in whole or in part to defray its expenses for providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended June 30, 1997, the contingent deferred sales charges received by JH Funds amounted to $117,297.

     In addition, to reimburse JH Funds for the services it provides as distributors of shares of the Fund, the Fund has adopted Distribution Plans with respect to Class A and Class B pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to JH Funds for distribution and service expenses, at an annual rate not to exceed 0.30% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse JH Funds for its distribution and service costs. Up to a maximum of 0.25% of such payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

     The Fund has a transfer agent agreement with John Hancock Signature Services, Inc. ("Signature Services"), a wholly owned subsidiary of JHMLICo. The Fund pays transfer agent fees based on the number of shareholder accounts and certain out-of-pocket expenses.

     The Fund has an agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for the period is at an annual rate of 0.01875% of the average net assets of the Fund.

     Mr. Edward J. Boudreau, Jr., Ms. Anne C. Hodsdon and Mr. Richard S. Scipione are trustees and/or officers of the Adviser and its affiliates, as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. The unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds as applicable, to cover its liability for the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are always equal and are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gains or losses. At June 30, 1997, the Fund's investments to cover the defined compensation liability had unrealized appreciation of $393.

NOTE C -
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales of securities, other than obligations of the U.S. government and its agencies and short-term securities, during the period ended June 30, 1997, aggregated $20,370,088 and $29,981,743, respectively. There were no purchases or sales of obligations of the U.S. government and its agencies during the period ended June 30, 1997.

     The cost of investments owned at June 30, 1997 for federal income tax purposes was $60,372,836. Gross unrealized appreciation and depreciation of investments aggregated $7,520,885 and $439,502, respectively, resulting in net unrealized appreciation of $7,081,383.

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                                     NOTES

                      John Hancock Funds - Utilities Fund

================================================================================
                                     NOTES

                      John Hancock Funds - Utilities Fund

================================================================================
                                     NOTES

                      John Hancock Funds - Utilities Fund

================================================================================

[LOGO] JOHN HANCOCK FUNDS                                    Bulk Rate
       A Global Investment Management Firm                  U.S. Postage
                                                                PAID
101 Huntington Avenue, Boston, MA 02199-7603                Randolph, MA
1-800-225-5291  1-800-554-6713 (TDD)                        Permit No. 75
Internet: www.jhancock.com/funds




































--------------------------------------------------------------------------------
This report is for the information of shareholders of the John Hancock Utilities Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.


[RECYCLE LOGO] Printed on Recycled Paper                              410SA 6/97
                                                                            8/97

John Hancock Growth & Income Fund
Pro-forma combined statement of assets and liabilities
June 30, 1997
(Unaudited)

                                             John Hancock                                              Pro
                                            Growth & Income    John Hancock                           Forma
                                                 Fund         Utilities Fund      Adjustments        Combined
                                            ---------------   --------------     --------------    -------------
Assets:
Investments at value                        $428,487,702      $67,454,219      $    -               $495,941,921
Receivable for shares sold                       825,513           11,242           -                    836,755
Interest receivable                                2,116              357           -                      2,473
Dividend receivable                              523,184          404,492           -                    927,676
Deferred organization expense                          0           14,646           (14,646) (f)               0
Receivable for investments sold                2,188,344          554,667           -                  2,743,011
Other Assets                                      40,328            1,956           -                     42,284
                                           --------------    -------------     -------------       --------------
   Total assets                              432,067,187       68,441,579           (14,646)         500,494,120
                                           --------------    -------------     -------------       --------------

Liabilities:
Payable for shares repurchased                   135,335          129,562           -                    264,897
Payable for investments purchased              4,411,519        1,264,468           -                  5,675,987
Payable to John Hancock Advisers, Inc.           310,006           57,058           -                    367,064
Accounts payable and accrued expenses             10,056           17,652           -                     27,708
                                           --------------    -------------     -------------       --------------
   Total liabilities                           4,866,916        1,468,740           -                  6,335,656
                                           --------------    -------------     -------------       --------------

Net Assets:
Capital paid-in                             $267,135,039      $57,575,958           (14,646) (f)    $324,696,351
Accumulated net realized gain on
  investments and foreign currency
  transaction                                 39,898,334        2,310,302           -                 42,208,636
Net unrealized appreciation of
  investments and foreign currency
  transaction                                120,170,596        7,081,776           -               $127,252,372
Distributions in excess of net investment
  income                                          (3,698)               0           -                     (3,698)
Undistributed net investment income                    0            4,803           -                      4,803
                                           --------------    -------------     -------------       --------------
  Net assets                                $427,200,271      $66,972,839           (14,646)        $494,158,464
                                           ==============    =============     =============       ==============

Net assets:
  Growth & Income Fund
    Class A                                 $215,721,047      $   -            $ 22,465,053  (a)    $238,186,100
    Class B                                  211,479,224          -              44,493,140  (a)    $255,972,364
  Utilities Fund
    Class A                                      -             22,469,967       (22,469,967) (a)               0
    Class B                                      -             44,502,872       (44,502,872) (a)               0
                                           --------------    -------------                         --------------
                                            $427,200,271      $66,972,839           $0              $494,158,464
                                           ==============    =============     =============       ==============

Shares outstanding:
  Growth & Income Fund
    Class A                                   11,293,531          -               1,176,181  (a)      12,469,712
    Class B                                   11,037,162          -               2,322,189  (a)      13,359,351
  Utilities Fund
    Class A                                      -              2,411,722        (2,411,722) (a)               0
    Class B                                      -              4,790,787        (4,790,787) (a)               0
                                           --------------    -------------     -------------       --------------

Net asset value per share:
  Growth & Income Fund
    Class A                                        $19.10         -                                       $19.10
    Class B                                        $19.16         -                                       $19.16
  Utilities Fund
    Class A                                      -                  $9.32            -
    Class B                                      -                  $9.29            -
                                           ==============    =============     =============       ==============

              See Notes to Pro-Forma Combined Financial Statements

John Hancock Growth & Income Fund
Pro-forma combined statement of operations
June 30, 1997
(Unaudited)

                                                                                                                 Pro
                                              John Hancock          John Hancock                                Forma
                                            Growth & Income           Utilities         Adjustments           Combined
                                           -----------------      ----------------    ---------------    -----------------
Investment Income:
 Dividend income                             $  5,445,697           $3,924,598            $  -            $  9,370,295
 Interest                                    $  1,169,536           $  146,391            $  -            $  1,315,927

                                             ------------           ----------     ----------------       ------------
   Total                                        6,615,233            4,070,989               -              10,686,222
                                             ------------           ----------     ----------------       ------------
Expenses:
 Investment managment fee                       2,009,467              504,583         (54,062)     (b)      2,459,988
 Distribution / Service fee
   Class A                                        418,477               69,307         (11,551)     (c)        476,233
   Class B                                      1,530,585              489,845               -      (c)      2,020,430

 Transfer agent fee (d)                           593,140              194,552               -                 787,692
 Custodian fee                                     65,155               44,624         (22,000)     (e)         87,779
 Registration and filing fees                      77,996               46,208         (23,000)     (e)        101,204
 Financial services fee                            60,322               13,533                                  73,855
 Auditing & Legal fees                             61,476               28,696         (14,000)     (e)         76,172
 Organization expense                                   0                8,937          (8,937)     (e)              0
 Printing                                          34,251               22,418         (11,000)     (e)         45,669
 Directors' fee                                    27,416                3,233               -                  30,649
 Miscellaneous                                     10,358                1,362            (600)     (e)         11,120
                                             ------------           ----------     ----------------       ------------
   Total expenses                               4,888,643            1,427,298        (145,150)              6,170,791
   Less Expense Reductions                              0             (310,292)        310,292                       0
                                             ------------           ----------     ----------------       ------------
   Net Expenses                                 4,888,643            1,117,006         165,142               6,170,791
                                             ------------           ----------     ----------------       ------------
   Net investment income                        1,726,590            2,953,983        (165,142)              4,515,431
                                             ------------           ----------     ----------------       ------------

Realized and Unrealized
Gain (Loss) on Investments:
 Net realized gain on
  investments sold                             50,259,750            3,724,806               -              53,984,556
 Net realized (loss)
  on foreign currency transactions                 (2,131)                   0               -                  (2,131)
 Change in net unrealized appreciation/
  (depreciation) of investments                51,149,106            1,891,832               -              53,040,938
 Change in net unrealized
  appreciation/(depreciation) of
  foreign currency transactions                       494                1,870               -                   2,364
                                             ------------           ----------     ----------------       ------------
   Net Realized and Unrealized
    Gain on Investments and
    Foreign Currency Transactions             101,407,219            5,618,508               -             107,025,726
                                             ------------           ----------     ----------------       ------------
   Net Increase in Net Assets
    Resulting from Operations                $103,133,809            8,572,491         (165,142)           111,541,155
                                             ============           ==========     ================       ============

              See Notes to Pro-Forma Combined Financial Statements

                        JOHN HANCOCK GROWTH & INCOME FUND
         NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS - (UNAUDITED)
                                  JUNE 30, 1997

Pro forma information is intended to provide shareholders of the John Hancock Utilities Fund with information about the impact of the proposed merger by indicating how the merger might have affected information had the merger been consummated as of July 1, 1996.

The unaudited pro forma combined statements of assets and liabilities and results of operations as of June 30, 1997, have been prepared to reflect the merger of the John Hancock Growth & Income Fund and John Hancock Utilities Fund after giving effect to pro forma adjustments described in the notes listed below.

(a) Acquistion by John Hancock Growth & Income Fund of all the assets of John Hancock Utilities Fund and issuance of John Hancock Growth & Income Fund Class A and Class B shares in exchange for all of the the outstanding Class A and Class B shares, repectively, of John Hancock Utilities Fund.

(b) The investment advisory fee was adjusted to reflect the application of the fee structure which will be in effect for John Hancock Growth & Income
      Fund: 0.625% of the Fund's average daily net asset value.

(c) The 12b-1 fee was adjusted to reflect the application of the fee stucture which will be in effect for the John Hancock Growth & Income Fund: 0.25% of Class A average daily net assets.

(d) The transfer agent fee for each of the Class A and Class B shares is the total of the respective individual fund's transfer agent fees. The main criteria in determining the transfer agent fees for a specific class is the number of shareholder accounts.

(e) The actual expenses incurred by the John Hancock Growth & Income Fund and John Hancock Utilities Fund for various expenses included on a pro forma basis were reduced to reflect the the estimated savings arising from the merger.

(f) The deferred organization expense of John Hancock Utilities Fund was written off as the Fund would no longer be in existence.

Schedule of Investments

June 30, 1997

The Schedule of investments is a complete list of all securities owned by the Growth and Income Fund and the Utilities Fund combined on June 30, 1997.
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                                                  GROWTH & INCOME FUND
                                                                        NUMBER OF
ISSUER DESCRIPTION                                                       SHARES       MARKET VALUE
---------------------------------------------------------------------------------------------------

COMMON STOCKS
Aerospace (5.57%)
General Dynamics Corp.                                                    75,000        $5,625,000
McDonnell Douglas Corp.                                                  133,000         9,110,500
Northrop Grumman Corp.                                                    70,000         6,146,875
United Technologies Corp.                                                 80,000         6,640,000
                                                                                      ------------
                                                                                        27,522,375
                                                                                      ------------

Automobile / Trucks (0.27%)
Lear Corp.*                                                               29,700         1,317,938
                                                                                      ------------

Banks - United States (1.99%)
Banc One Corp.                                                           163,226         7,906,259
Providian Financial Corp.*                                                60,000         1,927,500
                                                                                      ------------
                                                                                         9,833,759
                                                                                      ------------

Beverages (1.03%)
PepsiCo, Inc.                                                            135,000         5,070,938
                                                                                      ------------

Broker Services (1.44%)
Morgan Stanley, Dean Witter, Discover & Co.                              165,400         7,122,538
                                                                                      ------------

Building (0.07%)
Morrison Knudsen Corp.*                                                   25,000           340,625
                                                                                      ------------

----------------------------------------------------------------------------------------------------------------------------
                                                                         UTILITIES FUND           COMBINED        COMBINED
                                                       NUMBER OF                                  NUMBER OF
ISSUER DESCRIPTION                                       SHARES           MARKET VALUE             SHARES       MARKET VALUE
----------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS
Aerospace (5.57%)
General Dynamics Corp.                                                                              75,000       $5,625,000
McDonnell Douglas Corp.                                                                            133,000        9,110,500
Northrop Grumman Corp.                                                                              70,000        6,146,875
United Technologies Corp.                                                                           80,000        6,640,000
                                                                                                               ------------
                                                                                                                 27,522,375
                                                                                                               ------------

Automobile / Trucks (0.27%)
Lear Corp.*                                                                                         29,700        1,317,938
                                                                                                               ------------

Banks - United States (1.99%)
Banc One Corp.                                                                                     163,226        7,906,259
Providian Financial Corp.*                                                                          60,000        1,927,500
                                                                                                               ------------
                                                                                                                  9,833,759
                                                                                                               ------------

Beverages (1.03%)
PepsiCo, Inc.                                                                                      135,000        5,070,938
                                                                                                               ------------

Broker Services (1.44%)
Morgan Stanley, Dean Witter, Discover & Co.                                                        165,400        7,122,538
                                                                                                               ------------

Building (0.07%)
Morrison Knudsen Corp.*                                                                             25,000          340,625
                                                                                                               ------------

---------------------------------------------------------------------------------------------------
                                                                  GROWTH & INCOME FUND
                                                                        NUMBER OF
ISSUER DESCRIPTION                                                       SHARES       MARKET VALUE
---------------------------------------------------------------------------------------------------

Business Services - Misc (1.63%)
Block, H & R, Inc.                                                       250,000         8,062,500
                                                                                      ------------

Chemicals (3.19%)
BetzDearborn, Inc.                                                       100,000         6,600,000
Monsanto Co.                                                             172,000         7,406,750
Sigma-Aldrich Corp.                                                       50,000         1,753,125
                                                                                      ------------
                                                                                        15,759,875
                                                                                      ------------

Computers (8.02%)
Automatic Data Processing, Inc.                                           85,000         3,995,000
Cabletron Systems, Inc.*                                                  20,000           566,250
Cadence Design Systems, Inc.*                                            100,000         3,350,000
Cisco Systems, Inc.*                                                      41,300         2,772,262
Computer Associates International, Inc.                                  239,100        13,314,881
Computer Sciences Corp.*                                                  81,900         5,907,037
Electronic Data Systems Corp.                                             25,000         1,025,000
Inso Corp.*                                                               19,000           390,687
Oracle Corp.*                                                            165,000         8,311,875
                                                                                      ------------
                                                                                        39,632,992
                                                                                      ------------

Consumer Products Misc. (0.58%)
Samsonite Corp.*                                                          65,000         2,868,125
                                                                                      ------------

Cosmetics & Personal Care (1.15%)
Gillette Co.                                                              60,000         5,685,000
                                                                                      ------------

----------------------------------------------------------------------------------------------------------------------------
                                                                         UTILITIES FUND           COMBINED        COMBINED
                                                       NUMBER OF                                  NUMBER OF
ISSUER DESCRIPTION                                       SHARES           MARKET VALUE             SHARES       MARKET VALUE
----------------------------------------------------------------------------------------------------------------------------

Business Services - Misc (1.63%)
Block, H & R, Inc.                                                                                 250,000        8,062,500
                                                                                                               ------------

Chemicals (3.19%)
BetzDearborn, Inc.                                                                                 100,000        6,600,000
Monsanto Co.                                                                                       172,000        7,406,750
Sigma-Aldrich Corp.                                                                                 50,000        1,753,125
                                                                                                               ------------
                                                                                                                 15,759,875
                                                                                                               ------------

Computers (8.02%)
Automatic Data Processing, Inc.                                                                     85,000        3,995,000
Cabletron Systems, Inc.*                                                                            20,000          566,250
Cadence Design Systems, Inc.*                                                                      100,000        3,350,000
Cisco Systems, Inc.*                                                                                41,300        2,772,262
Computer Associates International, Inc.                                                            239,100       13,314,881
Computer Sciences Corp.*                                                                            81,900        5,907,037
Electronic Data Systems Corp.                                                                       25,000        1,025,000
Inso Corp.*                                                                                         19,000          390,687
Oracle Corp.*                                                                                      165,000        8,311,875
                                                                                                               ------------
                                                                                                                 39,632,992
                                                                                                               ------------

Consumer Products Misc. (0.58%)
Samsonite Corp.*                                                                                    65,000        2,868,125
                                                                                                               ------------

Cosmetics & Personal Care (1.15%)
Gillette Co.                                                                                        60,000        5,685,000
                                                                                                               ------------

----------------------------------------------------------------------------------------------------
                                                                  GROWTH & INCOME FUND
                                                                        NUMBER OF
ISSUER DESCRIPTION                                                       SHARES       MARKET VALUE
----------------------------------------------------------------------------------------------------

Diversified Operations (1.70%)
AlliedSignal, Inc.                                                        95,700         8,038,800
Fortune Brands, Inc.                                                      10,000           373,125
                                                                                      ------------
                                                                                         8,411,925
                                                                                      ------------

Electronics (3.90%)
Advanced Micro Devices, Inc.*                                             85,000         3,060,000
Fisher Scientific International                                           50,000         2,375,000
General Electric Co.                                                     120,000         7,845,000
Honeywell, Inc.                                                           50,000         3,793,750
Novellus Systems, Inc.*                                                   19,000         1,643,500
Oak Industries, Inc.*                                                     20,000           575,000
                                                                                      ------------
                                                                                        19,292,250
                                                                                      ------------

Finance (8.95%)
Ahmanson, H.F. & Co.                                                      89,000         3,827,000
American Express Co.                                                      60,000         4,470,000
Astoria Financial Corp.                                                   77,300         3,671,750
FIRSTPLUS Financial Group, Inc.*                                         100,000         3,400,000
Great Western Financial Corp.                                             78,200         4,203,250
Student Loan Marketing Assn.                                              60,000         7,620,000
TCF Financial Corp.                                                      263,751        13,022,691
United Asset Management Corp.                                            142,000         4,020,375
                                                                                      ------------
                                                                                        44,235,066
                                                                                      ------------

Food (2.00%)
Archer-Daniels-Midland Co.                                               120,000         2,820,000
CPC International, Inc.                                                   76,500         7,061,906
                                                                                      ------------
                                                                                         9,881,906
                                                                                      ------------

----------------------------------------------------------------------------------------------------------------------------
                                                                         UTILITIES FUND           COMBINED        COMBINED
                                                       NUMBER OF                                  NUMBER OF
ISSUER DESCRIPTION                                       SHARES           MARKET VALUE             SHARES       MARKET VALUE
----------------------------------------------------------------------------------------------------------------------------

Diversified Operations (1.70%)
AlliedSignal, Inc.                                                                                  95,700        8,038,800
Fortune Brands, Inc.                                                                                10,000          373,125
                                                                                                               ------------
                                                                                                                  8,411,925
                                                                                                               ------------

Electronics (3.90%)
Advanced Micro Devices, Inc.*                                                                       85,000        3,060,000
Fisher Scientific International                                                                     50,000        2,375,000
General Electric Co.                                                                               120,000        7,845,000
Honeywell, Inc.                                                                                     50,000        3,793,750
Novellus Systems, Inc.*                                                                             19,000        1,643,500
Oak Industries, Inc.*                                                                               20,000          575,000
                                                                                                               ------------
                                                                                                                 19,292,250
                                                                                                               ------------

Finance (8.95%)
Ahmanson, H.F. & Co.                                                                                89,000        3,827,000
American Express Co.                                                                                60,000        4,470,000
Astoria Financial Corp.                                                                             77,300        3,671,750
FIRSTPLUS Financial Group, Inc.*                                                                   100,000        3,400,000
Great Western Financial Corp.                                                                       78,200        4,203,250
Student Loan Marketing Assn.                                                                        60,000        7,620,000
TCF Financial Corp.                                                                                263,751       13,022,691
United Asset Management Corp.                                                                      142,000        4,020,375
                                                                                                               ------------
                                                                                                                 44,235,066
                                                                                                               ------------

Food (2.00%)
Archer-Daniels-Midland Co.                                                                         120,000        2,820,000
CPC International, Inc.                                                                             76,500        7,061,906
                                                                                                               ------------
                                                                                                                  9,881,906
                                                                                                               ------------

---------------------------------------------------------------------------------------------------
                                                                  GROWTH & INCOME FUND
                                                                        NUMBER OF
ISSUER DESCRIPTION                                                       SHARES       MARKET VALUE
---------------------------------------------------------------------------------------------------

Instruments - Scientific (0.45%)
Millipore Corp.                                                           50,000         2,200,000
                                                                                      ------------

Insurance (8.89%)
Ace, Ltd. (Bermuda)                                                      100,000         7,387,500
CapMAC Holdings Inc.                                                     140,000         4,707,500
CMAC Investment Corp.                                                     60,000         2,865,000
Executive Risk Inc.                                                       26,100         1,357,200
Financial Security Assurance Holdings Ltd.                                54,600         2,125,988
Leucadia National Corp.                                                   50,000         1,546,875
Lincoln National Corp.                                                    28,800         1,854,000
Mercury General Corp.                                                     10,000           727,500
Progressive Corp.                                                        187,500        16,312,500
Travelers Group, Inc.                                                     80,000         5,045,000
                                                                                      ------------
                                                                                        43,929,063
                                                                                      ------------

Leisure (1.55%)
Eastman Kodak Co.                                                        100,000         7,675,000
                                                                                      ------------

Media (0.80%)
Central Newspapers, Inc. (Class A)                                        55,400         3,968,025
                                                                                      ------------

Medical (8.63%)
Baxter International, Inc.                                               120,000         6,270,000
Columbia/HCA Healthcare Corp.                                             45,600         1,792,650
Lilly (Eli) & Co.                                                        100,000        10,931,250
Manor Care, Inc.                                                          25,000           815,625
Schering-Plough Corp.                                                    200,000         9,575,000
Warner-Lambert Co.                                                        70,000         8,697,500
Wellpoint Health Networks, Inc.*                                         100,000         4,587,500

----------------------------------------------------------------------------------------------------------------------------
                                                                         UTILITIES FUND           COMBINED        COMBINED
                                                       NUMBER OF                                  NUMBER OF
ISSUER DESCRIPTION                                       SHARES           MARKET VALUE             SHARES       MARKET VALUE
----------------------------------------------------------------------------------------------------------------------------

Instruments - Scientific (0.45%)
Millipore Corp.                                                                                     50,000        2,200,000
                                                                                                               ------------

Insurance (8.89%)
Ace, Ltd. (Bermuda)                                                                                100,000        7,387,500
CapMAC Holdings Inc.                                                                               140,000        4,707,500
CMAC Investment Corp.                                                                               60,000        2,865,000
Executive Risk Inc.                                                                                 26,100        1,357,200
Financial Security Assurance Holdings Ltd.                                                          54,600        2,125,988
Leucadia National Corp.                                                                             50,000        1,546,875
Lincoln National Corp.                                                                              28,800        1,854,000
Mercury General Corp.                                                                               10,000          727,500
Progressive Corp.                                                                                  187,500       16,312,500
Travelers Group, Inc.                                                                               80,000        5,045,000
                                                                                                               ------------
                                                                                                                 43,929,063
                                                                                                               ------------

Leisure (1.55%)
Eastman Kodak Co.                                                                                  100,000        7,675,000
                                                                                                               ------------

Media (0.80%)
Central Newspapers, Inc. (Class A)                                                                  55,400        3,968,025
                                                                                                               ------------

Medical (8.63%)
Baxter International, Inc.                                                                         120,000        6,270,000
Columbia/HCA Healthcare Corp.                                                                       45,600        1,792,650
Lilly (Eli) & Co.                                                                                  100,000       10,931,250
Manor Care, Inc.                                                                                    25,000          815,625
Schering-Plough Corp.                                                                              200,000        9,575,000
Warner-Lambert Co.                                                                                  70,000        8,697,500
Wellpoint Health Networks, Inc.*                                                                   100,000        4,587,500

---------------------------------------------------------------------------------------------------
                                                                  GROWTH & INCOME FUND
                                                                        NUMBER OF
ISSUER DESCRIPTION                                                       SHARES       MARKET VALUE
---------------------------------------------------------------------------------------------------

                                                                                      ------------
                                                                                        42,669,525
                                                                                      ------------

Mortgage Banking (2.53%)
Fannie Mae                                                               165,000         7,198,125
Federal Home Loan Mortgage Corp.                                         112,000         3,850,000
Money Store, Inc. (The)                                                   50,000         1,434,375
                                                                                      ------------
                                                                                        12,482,500
                                                                                      ------------

Oil & Gas (5.55%)
Amerada Hess Corp.                                                        20,000         1,111,250
ENI S.p.A., American Depositary
  Receipt (ADR), (Italy)                                                  50,000         2,843,750
Exxon Corp.                                                               60,000         3,690,000
Mobil Corp.                                                               88,000         6,149,000
Phillips Petroleum Co.                                                   150,000         6,562,500
Tosco Corp.                                                               60,000         1,796,250

Coastal Corp. (Class A)
Columbia Gas System, Inc.
El Paso Natural Gas Co.
Equitable Resources, Inc
Tejas Gas Corp.*
Williams Cos., Inc. (The)
                                                                                      ------------
                                                                                        22,152,750
                                                                                      ------------

Paper & Paper Products (1.01%)
Kimberly-Clark Corp.                                                     100,000         4,975,000
                                                                                      ------------

Pollution Control (0.30%)
US Filter Corp.*                                                          55,000         1,498,750
                                                                                      ------------

----------------------------------------------------------------------------------------------------------------------------
                                                                         UTILITIES FUND           COMBINED        COMBINED
                                                       NUMBER OF                                  NUMBER OF
ISSUER DESCRIPTION                                       SHARES           MARKET VALUE             SHARES       MARKET VALUE
----------------------------------------------------------------------------------------------------------------------------

                                                                                                               ------------
                                                                                                                 42,669,525
                                                                                                               ------------

Mortgage Banking (2.53%)
Fannie Mae                                                                                         165,000        7,198,125
Federal Home Loan Mortgage Corp.                                                                   112,000        3,850,000
Money Store, Inc. (The)                                                                             50,000        1,434,375
                                                                                                               ------------
                                                                                                                 12,482,500
                                                                                                               ------------

Oil & Gas (5.55%)
Amerada Hess Corp.                                                                                  20,000        1,111,250
ENI S.p.A., American Depositary
  Receipt (ADR), (Italy)                                                                            50,000        2,843,750
Exxon Corp.                                                                                         60,000        3,690,000
Mobil Corp.                                                                                         88,000        6,149,000
Phillips Petroleum Co.                                                                             150,000        6,562,500
Tosco Corp.                                                                                         60,000        1,796,250

Coastal Corp. (Class A)                                     17,000              904,188             17,000          904,188
Columbia Gas System, Inc.                                   11,000              717,750             11,000          717,750
El Paso Natural Gas Co.                                     14,500              797,500             14,500          797,500
Equitable Resources, Inc                                    30,000              851,250             30,000          851,250
Tejas Gas Corp.*                                            19,800              777,150             19,800          777,150
Williams Cos., Inc. (The)                                   28,000            1,225,000             28,000        1,225,000
                                                                           ------------                        ------------
                                                                              5,272,838                          27,425,588
                                                                           ------------                        ------------

Paper & Paper Products (1.01%)
Kimberly-Clark Corp.                                                                               100,000        4,975,000
                                                                                                               ------------

Pollution Control (0.30%)
US Filter Corp.*                                                                                    55,000        1,498,750
                                                                                                               ------------

---------------------------------------------------------------------------------------------------
                                                                  GROWTH & INCOME FUND
                                                                        NUMBER OF
ISSUER DESCRIPTION                                                       SHARES       MARKET VALUE
---------------------------------------------------------------------------------------------------

Retail (2.61%)
Great Atlantic & Pacific Tea Co., Inc.                                    32,800           891,750
Sysco Corp.                                                              125,000         4,562,500
Wal-Mart Stores, Inc.                                                    220,000         7,438,750
                                                                                      ------------
                                                                                        12,893,000
                                                                                      ------------

Telecommunications (5.44%)
360 Communications Co.*                                                  107,200         1,835,800
Cable Design Technologies*                                                21,300           627,019
Cascade Communications Corp.*                                             92,000         2,541,500
Lucent Technologies, Inc.                                                130,200         9,382,538
Qwest Communications International Inc.*                                   7,100           193,475
SBC Communications, Inc.                                                  55,000         3,403,125
Sprint Corp.                                                              30,000         1,578,750
Telecomunicacoes Brasileiras S/A, ADR (Brazil)
U.S. West, Inc.*                                                         300,000         6,075,000
                                                                                      ------------
                                                                                        25,637,206
                                                                                      ------------

Tobacco (2.38%)
Philip Morris Cos., Inc.                                                 264,800        11,750,500
                                                                                      ------------

Transport (3.51%)
Burlington Northern Santa Fe                                              87,000         7,819,125
CSX Corp.                                                                 92,000         5,106,000
Northwest Airlines Corp. (Class A)*                                       25,000           909,375
Union Pacific Corp.                                                       50,000         3,525,000
                                                                                      ------------
                                                                                        17,359,500
                                                                                      ------------

----------------------------------------------------------------------------------------------------------------------------
                                                                         UTILITIES FUND           COMBINED        COMBINED
                                                       NUMBER OF                                  NUMBER OF
ISSUER DESCRIPTION                                       SHARES           MARKET VALUE             SHARES       MARKET VALUE
----------------------------------------------------------------------------------------------------------------------------

Retail (2.61%)
Great Atlantic & Pacific Tea Co., Inc.                                                              32,800          891,750
Sysco Corp.                                                                                        125,000        4,562,500
Wal-Mart Stores, Inc.                                                                              220,000        7,438,750
                                                                                                               ------------
                                                                                                                 12,893,000
                                                                                                               ------------

Telecommunications (5.44%)
360 Communications Co.*                                                                            107,200        1,835,800
Cable Design Technologies*                                                                          21,300          627,019
Cascade Communications Corp.*                                                                       92,000        2,541,500
Lucent Technologies, Inc.                                                                          130,200        9,382,538
Qwest Communications International Inc.*                                                             7,100          193,475
SBC Communications, Inc.                                                                            55,000        3,403,125
Sprint Corp.                                                                                        30,000        1,578,750
Telecomunicacoes Brasileiras S/A, ADR (Brazil)               5,000              758,750              5,000          758,750
U.S. West, Inc.*                                            24,000              486,000            324,000        6,561,000
                                                                           ------------                        ------------
                                                                              1,244,750                          26,881,956
                                                                           ------------                        ------------

Tobacco (2.38%)
Philip Morris Cos., Inc.                                                                           264,800       11,750,500
                                                                                                               ------------

Transport (3.51%)
Burlington Northern Santa Fe                                                                        87,000        7,819,125
CSX Corp.                                                                                           92,000        5,106,000
Northwest Airlines Corp. (Class A)*                                                                 25,000          909,375
Union Pacific Corp.                                                                                 50,000        3,525,000
                                                                                                               ------------
                                                                                                                 17,359,500
                                                                                                               ------------

---------------------------------------------------------------------------------------------------
                                                                  GROWTH & INCOME FUND
                                                                        NUMBER OF
ISSUER DESCRIPTION                                                       SHARES       MARKET VALUE
---------------------------------------------------------------------------------------------------

Utilities (11.01%)
Allegheny Power System, Inc.
Bay State Gas Co.
Bell Atlantic Corp.
BellSouth Corp.
Boston Edison Co.
Brooklyn Union Gas Co.
CalEnergy Inc. *
CMS Energy Corp.
Colonial Gas Co.
Connecticut Energy Corp.
Consolidated Natural Gas Co.
Delmarva Power & Light Co.
DTE Energy Co.
Duke Energy Corp.
Eastern Enterprises
Edison International                                                      10,000           248,750
EDP-Electricidade de Portugal,
  S.A. ADR (Portugal) *
Energen Corp.
Florida Progress Corp.
GTE Corp.
IPALCO Enterprises, Inc.
KN Energy, Inc.
Long Island Lighting Co.
MCN Energy Group Inc.
MDU Resources Group, Inc.
MidAmerican Energy Holdings Co.
National Fuel Gas Co.
National Power PLC, ADR (United Kingdom)
New England Electric System
New Jersey Resources Corp.
NICOR, Inc.
NUI Corp.
NYNEX Corp.
ONEOK Inc.
Pacific Enterprises
PacifiCorp
People's Energy Corp.
Piedmont Natural Gas Co., Inc.
PowerGen PLC, ADR (Great Britain)

----------------------------------------------------------------------------------------------------------------------------
                                                                         UTILITIES FUND           COMBINED        COMBINED
                                                       NUMBER OF                                  NUMBER OF
ISSUER DESCRIPTION                                       SHARES           MARKET VALUE             SHARES       MARKET VALUE
----------------------------------------------------------------------------------------------------------------------------

Utilities (11.01%)
Allegheny Power System, Inc.                                30,500              813,969             30,500          813,969
Bay State Gas Co.                                           36,800              979,800             36,800          979,800
Bell Atlantic Corp.                                         14,750            1,119,156             14,750        1,119,156
BellSouth Corp.                                             20,000              927,500             20,000          927,500
Boston Edison Co.                                           40,000            1,055,000             40,000        1,055,000
Brooklyn Union Gas Co.                                      20,000              572,500             20,000          572,500
CalEnergy Inc. *                                            12,000              456,000             12,000          456,000
CMS Energy Corp.                                            57,000            2,009,250             57,000        2,009,250
Colonial Gas Co.                                            14,000              294,875             14,000          294,875
Connecticut Energy Corp.                                    33,000              800,250             33,000          800,250
Consolidated Natural Gas Co.                                12,500              672,656             12,500          672,656
Delmarva Power & Light Co.                                  44,000              838,750             44,000          838,750
DTE Energy Co.                                              18,500              511,063             18,500          511,063
Duke Energy Corp.                                           20,000              958,750             20,000          958,750
Eastern Enterprises                                         27,000              936,562             27,000          936,562
Edison International                                        22,000              547,250             32,000          796,000
EDP-Electricidade de Portugal,
  S.A. ADR (Portugal) *                                     10,500              378,000             10,500          378,000
Energen Corp.                                               50,000            1,684,375             50,000        1,684,375
Florida Progress Corp.                                      26,500              829,781             26,500          829,781
GTE Corp.                                                   20,000              877,500             20,000          877,500
IPALCO Enterprises, Inc.                                    29,000              906,250             29,000          906,250
KN Energy, Inc.                                             30,000            1,263,750             30,000        1,263,750
Long Island Lighting Co.                                    70,000            1,610,000             70,000        1,610,000
MCN Energy Group Inc.                                       20,000              612,500             20,000          612,500
MDU Resources Group, Inc.                                   55,000            1,320,000             55,000        1,320,000
MidAmerican Energy Holdings Co.                             57,000              986,812             57,000          986,812
National Fuel Gas Co.                                       36,000            1,509,750             36,000        1,509,750
National Power PLC, ADR (United Kingdom)                    25,000              879,688             25,000          879,688
New England Electric System                                 37,000            1,369,000             37,000        1,369,000
New Jersey Resources Corp.                                  35,000            1,098,125             35,000        1,098,125
NICOR, Inc.                                                 27,000              968,625             27,000          968,625
NUI Corp.                                                   52,000            1,166,750             52,000        1,166,750
NYNEX Corp.                                                 20,000            1,152,500             20,000        1,152,500
ONEOK Inc.                                                  30,400              978,500             30,400          978,500
Pacific Enterprises                                         50,000            1,681,250             50,000        1,681,250
PacifiCorp                                                  50,000            1,100,000             50,000        1,100,000
People's Energy Corp.                                       30,000            1,123,125             30,000        1,123,125
Piedmont Natural Gas Co., Inc.                              30,000              770,625             30,000          770,625
PowerGen PLC, ADR (Great Britain)                            9,000              436,500              9,000          436,500

---------------------------------------------------------------------------------------------------
                                                                  GROWTH & INCOME FUND
                                                                        NUMBER OF
ISSUER DESCRIPTION                                                       SHARES       MARKET VALUE
---------------------------------------------------------------------------------------------------

Providence Energy Corp.
Public Service Enterprise Group, Inc.
Puget Sound Power & Light Co.
Questar Corp.
SBC Communications, Inc.
SCANA Corp.
Sierra Pacific Resources
South Jersey Industries, Inc.
Southern Co.
Teco Energy, Inc.
Unicom Corp.
United Cities Gas Co.
UtiliCorp United, Inc.
Washington Gas Light Co.
Washington Water Power Co.
Wicor, Inc.
Williams Cos., Inc. (The)                                                 25,000         1,093,750
                                                                                      ------------
                                                                                         1,342,500
                                                                                      ------------

TOTAL COMMON STOCK (96.15%)
(Cost $348,646,778)                                                                    415,571,131
                                                                                     ==============

PREFERRED STOCK
Banks - United States (0.12%)
Chase Manhattan Corp., 10.84%, Ser C


Broker Services (0.71%)
Salomon Inc. 7.625%, Ser FSA, Conv.                                      100,000         3,512,500
                                                                                      ------------

Diversified Operations (0.21%)
El Paso Tennessee Pipeline Co., 8.25%, Ser A


Finance (0.19%)
SI Financing Trust I, 9.50%


----------------------------------------------------------------------------------------------------------------------------
                                                                         UTILITIES FUND           COMBINED        COMBINED
                                                       NUMBER OF                                  NUMBER OF
ISSUER DESCRIPTION                                       SHARES           MARKET VALUE             SHARES       MARKET VALUE
----------------------------------------------------------------------------------------------------------------------------

Providence Energy Corp.                                     42,000              735,000             42,000          735,000
Public Service Enterprise Group, Inc.                       32,000              800,000             32,000          800,000
Puget Sound Power & Light Co.                               37,000              980,500             37,000          980,500
Questar Corp.                                               20,000              807,500             20,000          807,500
SBC Communications, Inc.                                     8,000              495,000              8,000          495,000
SCANA Corp.                                                 10,600              263,013             10,600          263,013
Sierra Pacific Resources                                    30,000              960,000             30,000          960,000
South Jersey Industries, Inc.                               49,000            1,090,250             49,000        1,090,250
Southern Co.                                                31,000              678,125             31,000          678,125
Teco Energy, Inc.                                           29,000              741,313             29,000          741,313
Unicom Corp.                                                20,000              445,000             20,000          445,000
United Cities Gas Co.                                       60,000            1,410,000             60,000        1,410,000
UtiliCorp United, Inc.                                      47,000            1,368,875             47,000        1,368,875
Washington Gas Light Co.                                    43,500            1,092,937             43,500        1,092,937
Washington Water Power Co.                                  48,500              951,812             48,500          951,812
Wicor, Inc.                                                 30,100            1,172,019             30,100        1,172,019
Williams Cos., Inc. (The)                                                                           25,000        1,093,750
Yankee Energy System Inc.                                   35,000              857,500             35,000          857,500
                                                                           ------------                        ------------
                                                                             53,045,581                          54,388,081
                                                                           ------------                        ------------

TOTAL COMMON STOCK (96.15%)
(Cost $348,646,778)                                                          59,563,169                         475,134,300
                                                                           =============                       =============

PREFERRED STOCK
Banks - United States (0.12%)
Chase Manhattan Corp., 10.84%, Ser C                        19,300              594,681             19,300          594,681
                                                                           ------------                        ------------

Broker Services (0.71%)
Salomon Inc. 7.625%, Ser FSA, Conv.                                                                100,000        3,512,500
                                                                                                               ------------

Diversified Operations (0.21%)
El Paso Tennessee Pipeline Co., 8.25%, Ser A                19,000            1,026,000             19,000        1,026,000
                                                                           ------------                        ------------

Finance (0.19%)
SI Financing Trust I, 9.50%                                 35,000              925,313             35,000          925,313
                                                                           ------------                        ------------

---------------------------------------------------------------------------------------------------
                                                                  GROWTH & INCOME FUND
                                                                        NUMBER OF
ISSUER DESCRIPTION                                                       SHARES       MARKET VALUE
---------------------------------------------------------------------------------------------------

Utilities (0.65%)
Capita Preferred Trust, 9.06%
Kentucky Power, 8.72%, Ser A
MCN Michigan L.P., 9.375%, Ser A
Sprint Corp. 8.25%



TOTAL PREFERRED STOCK (1.88%)
(Cost $8,533,943)                                                                        3,512,500

                                                                                     ==============

----------------------------------------------------------------------------------------------------------------------------
                                                                         UTILITIES FUND           COMBINED        COMBINED
                                                       NUMBER OF                                  NUMBER OF
ISSUER DESCRIPTION                                       SHARES           MARKET VALUE             SHARES       MARKET VALUE
----------------------------------------------------------------------------------------------------------------------------

Utilities (0.65%)
Capita Preferred Trust, 9.06%                               20,000              512,200             20,000          512,200
Kentucky Power, 8.72%, Ser A                                48,700            1,250,981             48,700        1,250,981
MCN Michigan L.P., 9.375%, Ser A                            30,000              787,500             30,000          787,500
Sprint Corp. 8.25%                                          19,000              686,375             19,000          686,375
                                                                           ------------                        ------------
                                                                              3,237,056                           3,237,056
                                                                           ------------                        ------------
TOTAL PREFERRED STOCK (1.88%)
(Cost $8,533,943)                                                             5,783,050                           9,295,550

                                                                           =============                       =============

                                                       INTEREST        PAR VALUE
ISSUER DESCRIPTION                                       RATE      (000'S OMITTED)    MARKET VALUE
------------------------                               ----------  ---------------   --------------

SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (2.33%)
Investment in a joint repuchase agreement
   transaction with Toronto-Dominion Bank.
   Dated 06-30-97, Due 07-01-97 (Secured by
   U.S. Treasury Notes, 5.625% thru 8.125%
   due 07-31-97 thru 11-15-04) - Note A                  5.97%            9,404          9,404,000
                                                                                     --------------

Corporate Savings Account (0.00%)
Investors Bank & Trust Company
   Daily Interest Savings Account
   Current Rate 4.95%                                                                           71
                                                                                     --------------

TOTAL SHORT-TERM INVESTMENTS (2.33%)                                                     9,404,071
                                                                                     --------------

TOTAL INVESTMENTS (100.36%)                                                           $428,487,702
                                                               ====================================

                                                        PAR VALUE                               PAR VALUE
ISSUER DESCRIPTION                                    (000'S OMITTED)     MARKET VALUE       (000'S OMITTED)    MARKET VALUE
------------------------                              -------------      --------------       -------------     ------------

SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (2.33%)
Investment in a joint repuchase agreement
   transaction with Toronto-Dominion Bank.
   Dated 06-30-97, Due 07-01-97 (Secured by
   U.S. Treasury Notes, 5.625% thru 8.125%
   due 07-31-97 thru 11-15-04) - Note A                      2,108            2,108,000             11,512       11,512,000
                                                                           -------------                       -------------

Corporate Savings Account (0.00%)
Investors Bank & Trust Company
   Daily Interest Savings Account
   Current Rate 4.95%                                                                                                    71
                                                                                                               -------------

TOTAL SHORT-TERM INVESTMENTS (2.33%)                                          2,108,000                          11,512,071
                                                                           -------------                       -------------

TOTAL INVESTMENTS (100.36%)                                                 $67,454,219                        $495,941,921
                                                      ======================================================================

* Non-income producing security.

Parenthetical disclosure of foreign country in the security description represents country of a foreign issuer, however, the security is U.S. dollar denominated.

The percentage shown for each investment category is the total of that category as a percentage of the combined net assets of each fund.

                                     PART C


                                OTHER INFORMATION

ITEM 15.  INDEMNIFICATION

No change from the information set forth in Item 27 of the Registration Statement of John Hancock Investment Trust (the "Registrant") on Form N-1A under the Securities Act of 1933 and the Investment company Act of 1940 (File Nos. 2-10156 and 811-0560), which information is incorporated herein by reference.

ITEM 16. EXHIBITS:

1.     Registrant's Amended and Restated       Filed as Exhibits 1 to
       Declaration of Trust dated July         Registrant's Registration
       1, 1996                                 Statement on Form N-1A and
                                               incorporated herein by reference
                                               to post-effective amendment no.
                                               76 (file nos. 811-0560 and
                                               2-10156 on September 13, 1996;
                                               accession no.
                                               0001010521-96-00179) ("PEA 76")

2      Amended and Restated By-Laws of         Filed as Exhibit 2 to
       Registrant.                             Registrant's Registration
                                               Statement on Form N-1A and
                                               incorporated herein by reference
                                               to post-effective amendment no.
                                               77 (file nos. 811-0560 and
                                               2-10156 on December 20, 1996;
                                               accession
                                               no.0001010521-96-000224) ("PEA
                                               77")

3      Not applicable

4      Form of Agreement and Plan of           Filed herewith as Exhibit A to
       reorganization between the              the Proxy Statement and
       Registrant and John Hancock             Prospectus included as Part A of
       Utilities Fund                          this Registration Statement.

5      Not applicable

6      Investment Management Contract          Filed as Exhibit 5.1 to
       between the Registrant and John         Registrant's Registration
       Hancock Advisers, Inc.                  Statement on Form N-1A and
                                               incorporated herein by reference
                                               to post-effective amendment no.
                                               73 (file nos. 811-0560 and
                                               2-10156 on May 10, 1995;
                                               accession no.
                                               0000950135-95-001122) ("PEA 73")

7      Distribution Agreement between          Filed as Exhibit 6 to PEA 73 and
       the Registrant and John Hancock         incorporated herein by reference.
       Funds, Inc. (formerly named John
       Hancock Broker Distribution
       Services, Inc.)

7.1    Form of Soliciting Dealer               Filed as Exhibit 6.1 to PEA 73
       Agreement between John Hancock          and incorporated herein by
       Funds, Inc. and Selected Dealers        reference.

7.2    Form of Financial Institution           Filed as Exhibit 6.2 to PEA 73
       Sales and Service Agreement             and incorporated herein by
                                               reference.

8      Not applicable.

9      Master Custodian Agreement              Filed as Exhibit 8 to PEA 73 and
       between John Hancock Mutual Funds       incorporated herein by reference.
       (including Registrant) and
       Investors Bank & Trust Company.

10     Class A and Class B Distribution        Filed as Exhibit 15 to PEA 73 and
       Plans between Registrant and John       incorporated herein by reference.
       Hancock Funds, Inc.

11     Opinion as to legality of shares        Filed herewith as Exhibit 11
       and consent.

12     Form of opinion as to tax matters       Filed herewith as Exhibit 12
       and consent.

13     Not applicable

14     Consent of Ernst & Young LLP and        Filed herewith as Exhibit 14
       Price Waterhouse, LLP regarding
       the audited financial statements
       of Registrant and John Hancock
       Utilities Fund.

15     Not applicable

16     Powers of Attorney                      Filed as addendum to signature
                                               pages of PEA 76 and incorporated
                                               herein by reference.

17     Declaration of the Registrant           Filed herewith as Exhibit 17.
       pursuant to Rule 24f-2 under the
       Investment Company Act of 1940

18     Prospectus of John Hancock              Included in Part A as part of the
       Utilities Fund dated May 1, 1997.       combined Prospectus for Growth
                                               and Income Fund.

8.1    Statement of Additional                 Filed herewith as Exhibit B to
       Information of John Hancock             Part B of this Registration
       Utilities Fund dated May 1, 1997        Statement.

18.2   Statement of Additional                 Filed herewith as Exhibit B to
       Information of John Hancock             Part B of this Registration
       Growth and Income Fund dated May        Statement.
       1, 1997

ITEM 17

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a propectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the "1933 Act"), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and The Commonwealth of Massachusetts, on the 14th day of August, 1997.

                                       JOHN HANCOCK INVESTMENT TRUST

                                       By:            *
                                           -----------------------------
                                           Edward J. Boudreau, Jr.
                                           Chairman

     Pursuant  to  the   requirements   of  the  Securities  Act  of  1933,  the
Registration has been signed below by the following persons in the capacities and on the dates indicated.


        Signature                             Title                                  Date
        ---------                             -----                                  ----
             *                              Chairman
-----------------------            (Principal Executive Officer)
Edward J. Boudreau, Jr.


/s/James B. Little                 Senior Vice President and Chief              August 14, 1997
-----------------------              Financial Officer (Principal
James B. Little                    Financial and Accounting Officer)

             *                             Trustee
-----------------------
James F. Carlin

             *                             Trustee
-----------------------
William J. Cunningham

             *                             Trustee
-----------------------
Charles F. Fretz

             *                             Trustee
-----------------------
Harold R. Hiser, Jr.

             *                             Trustee
-----------------------
Anne C. Hodsdon

             *                             Trustee
-----------------------
Charles L. Ladner

             *                             Trustee
-----------------------
Leo E. Linbeck, Jr.

             *                             Trustee
-----------------------
Patricia P. McCarter



        Signature                             Title                                  Date
        ---------                             -----                                  ----

             *                             Trustee
-----------------------
Stephen R. Pruchansky

             *                             Trustee
-----------------------
Richard S. Scipione

             *                             Trustee
-----------------------
Norman H. Smith

             *                             Trustee
-----------------------
John P. Toolan



*By:     /s/Susan S. Newton                                                     August 14, 1997
         -------------------
         Susan S. Newton,
         Attorney-in-Fact

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement:

Exhibit No.         Description
-----------         -----------

4. Agreement and Plan of Regorganization between the Registrant and John Hancock Utilities Fund (filed as EXHIBIT A to Part A of this Registration Statement).

11.                 Opinion as to legality of shares and consent.

12.                 Form of opinion as to tax matters and consent.

14. Consents of Price Waterhouse, LLP and Ernst & Young, LLP regarding the audited financial statements and highlights of the Registrant and John Hancock Utilities Fund.

17. Declaration of the Registrant pursuant to Rule 24f-2 under the Investment Company Act of 1940.